Exhibit 99.1
360 DigiTech, Inc. Supplemental and Updated Disclosures
360 DigiTech, Inc. (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed secondary listing (the “Listing”) of its Class A ordinary shares (the “Shares”) on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering (together, the “Offering”) of the Shares.
The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosures herein supplement and should be read in conjunction with the disclosures in the 2021 Form 20-F and other disclosures furnished in documents or reports filed with or furnished to the United States Securities and Exchange Commission (the “SEC”).
As the Company has applied for a secondary listing on the Hong Kong Stock Exchange, the Nasdaq Global Select Market, or Nasdaq, will continue to be the Company’s primary listing venue. The Company has also applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Stock Exchange Listing Rules. If these applications are approved, the Company would be exempted from certain requirements to which other companies listed on the Hong Kong Stock Exchange are subject. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.
Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this document were made at a rate of RMB6.6981 to US$1.00, the exchange rate on June 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the Credit-Tech industry in China; our expectations regarding demand for and market acceptance of our Credit-Tech products; our expectations regarding keeping and strengthening our relationships with borrowers, financial institution partners, data partners and other parties we collaborate with; competition in our industry; relevant government policies and regulations relating to our industry; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with the Company’s other documents filed with or furnished to the SEC and with the understanding that the Company’s actual future results may be materially different from what the Company expects.

-i-

RECENT DEVELOPMENTS

The following section sets forth certain recent developments that have been updated and/or supplemented since the filing of our 2021 Form 20-F.
RECENT DEVELOPMENTS
Certain Key Operating Metrics as of and for the Nine Months Ended September 30, 2022
As of September 30, 2022, the number of cumulative users with approved credit lines increased to 43.0 million from 41.3 million as of June 30, 2022. The number of cumulative borrowers was 26.3 million as of September 30, 2022, compared to 25.6 million as of June 30, 2022. In addition, the cumulative number of financial institution partners with which we collaborated increased to 141 as of September 30, 2022 from 133 as of June 30, 2022.
Our total loan facilitation volume amounted to RMB307.8 billion (US$43.3 billion) for the nine months ended September 30, 2022, representing an increase of 18.3% from RMB260.2 billion for the same period of 2021. In particular, loans facilitated by us under platform services accounted for approximately 54.7% and 56.1% of our total loan facilitation volume for the nine months ended September 30, 2021 and 2022, respectively. As of September 30, 2022, the total outstanding loan balance facilitated through our platform was RMB160.0 billion (US$22.5 billion), representing an increase of 6.3% from RMB150.5 billion as of June 30, 2022. The 90 day+ delinquency rate of loans facilitated through our platform improved to 2.3% as of September 30, 2022, compared to 2.6% as of June 30, 2022, mainly attributable to our continued optimization of user acquisition.
Financial Results as of and for the Nine Months Ended September 30, 2022
The following sets forth a summary of our selected unaudited financial data as of and for the nine months ended September 30, 2022. Our selected unaudited financial data for the nine months ended September 30, 2022 may not be indicative of our financial results for future interim periods or for the full year ended December 31, 2022. See “Financial Information” and “Risk Factors” included elsewhere in this document for information regarding trends and other factors that may influence our results of operations.
The summary of unaudited financial information set forth below includes translations of financial data in Renminbi into U.S. dollars for the convenience of the reader. These translations were made at a rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022.

RECENT DEVELOPMENTS

Selected Unaudited Condensed Consolidated Statements of Operations Data for the Nine Months Ended September 30, 2022
The following table sets forth our selected unaudited condensed consolidated statement of operations data in absolute amounts and as percentages of our total net revenues for the periods presented:
	Nine months ended September 30,
	2021		2022
	RMB	%	RMB	US$	%
		(in thousands, except for percentages) (unaudited)
Net revenue
Credit-driven services	7,476,006	61.2	8,809,503	1,238,420	69.7
Loan facilitation and servicing fees – capital heavy	1,846,102	15.1	1,724,628	242,444	13.6
Financing income	1,468,075	12.0	2,485,871	349,458	19.7
Revenue from releasing of guarantee liabilities	4,088,453	33.5	4,522,107	635,708	35.8
Other services fees	73,376	0.6	76,897	10,810	0.6
Platform services	4,737,574	38.8	3,837,872	539,520	30.3
Loan facilitation and servicing fees – capital light	4,192,673	34.3	3,169,165	445,514	25.0
Referral services fees	442,889	3.6	468,031	65,795	3.7
Other services fees	102,012	0.9	200,676	28,211	1.5
Total net revenue	12,213,580	100.0	12,647,375	1,777,940	100.0
Operating costs and expenses(1)
Facilitation, origination and servicing	1,662,927	13.6	1,787,872	251,335	14.1
Funding costs	245,995	2.0	366,105	51,466	2.9
Sales and marketing	1,462,210	12.0	1,791,761	251,882	14.2
General and administrative	416,777	3.4	318,869	44,826	2.5
Provision for loans receivable	742,286	6.1	1,098,859	154,475	8.7
Provision for financial assets receivable	173,661	1.4	279,361	39,272	2.2
Provision for accounts receivable and contract assets	286,202	2.4	170,787	24,009	1.4
Provision for contingent liabilities	1,918,899	15.7	3,305,458	464,674	26.1
Total operating costs and expenses	6,908,957	56.6	9,119,072	1,281,939	72.1
Income from operations	5,304,623	43.4	3,528,303	496,001	27.9
Interest income, net	109,790	0.9	126,007	17,714	1.0
Foreign exchange gain (loss)	17,897	0.2	(155,241)	(21,823)	(1.2)
Other income, net	38,737	0.3	227,485	31,979	1.8
Investment gain (loss)	10,115	0.1	(8,996)	(1,265)	(0.1)
Income before income tax expense	5,481,162	44.8	3,717,558	522,606	29.4
Income taxes expense	(1,021,956)	(8.4)	(579,891)	(81,520)	(4.6)
Net income	4,459,206	36.4	3,137,667	441,086	24.8
Net (income) loss attributable to non-controlling interests	(42)	(0.0)	14,505	2,039	0.1
Net income attributable to ordinary shareholders of the Company	4,459,164	36.4	3,152,172	443,125	24.9

Note:
(1)
Share-based compensation expenses were allocated as follows:

RECENT DEVELOPMENTS

	Nine months ended September 30,
	2021	2022
	RMB	RMB	US$
	(in thousands) (unaudited)
Facilitation, origination and servicing	53,116	53,490	7,520
Sales and marketing expenses	8,933	2,409	339
General and administrative expenses	134,322	92,484	13,001
Total	196,371	148,383	20,860
Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021
Net revenue
Our total net revenue increased by 3.6% from RMB12,214 million for the nine months ended September 30, 2021 to RMB12,647 million (US$1,778 million) for the same period of 2022, primarily due to the growth of our Credit-Tech business. Within our total revenue, the amount derived from credit-driven services increased by 17.8% from RMB7,476 million for the nine months ended September 30, 2021 to RMB8,810 million (US$1,238 million) for the same period of 2022, and the amount derived from platform services decreased by 19.0% from RMB4,738 million for the nine months ended September 30, 2021 to RMB3,838 million (US$540 million) for the same period of 2022.
•
Loan facilitation and servicing fees.   Loan facilitation and servicing fees decreased under the credit-driven services from RMB1,846 million for the nine months ended September 30, 2021 to RMB1,725 million (US$242 million) for the same period of 2022, primarily due to lower average pricing of the off-balance sheet loans under credit-driven services. Loan facilitation and servicing fees decreased under the platform services from RMB4,193 million for the nine months ended September 30, 2021 to RMB3,169 million (US$446 million) for the same period of 2022, primarily due to lower loan facilitation volume and lower average pricing through the capital-light model under our platform services.

•
Financing income.   Financing income increased from RMB1,468 million for the nine months ended September 30, 2021 to RMB2,486 million (US$349 million) for the same period of 2022, primarily due to the increase in outstanding on-balance sheet loan balance.

•
Revenue from releasing of guarantee liabilities.   Revenue from releasing of guarantee liabilities increased from RMB4,088 million for the nine months ended September 30, 2021 to RMB4,522 million (US$636 million) for the same period of 2022. This increase was in line with the increase in average outstanding balance of off-balance sheet loans under credit-driven services during the period.

•
Referral services fees.   Referral services fees increased from RMB443 million for the nine months ended September 30, 2021 to RMB468 million (US$66 million) for the same period of 2022, primarily due to the growth in facilitation volume through Intelligent Credit Engine (ICE), and partially offset by decrease in transaction volume for referral services.

Operating costs and expenses
Operating costs and expenses increased from RMB6,909 million for the nine months ended September 30, 2021 to RMB9,119 million (US$1,282 million) for the same period of 2022, primarily due to the increase in provision for contingent liabilities.
•
Facilitation, origination and servicing.   Facilitation, origination and servicing costs increased from RMB1,663 million for the nine months ended September 30, 2021 to RMB1,788 million (US$251 million) for the same period of 2022, primarily due to the increase of collection fee of RMB130 million (US$18 million) as a result of the growth in loan facilitation volume and balance.

RECENT DEVELOPMENTS

•
Sales and marketing.   Sales and marketing expenses increased from RMB1,462 million for the nine months ended September 30, 2021 to RMB1,792 million (US$252 million) for the same period of 2022, primarily due to a more proactive user acquisition strategy focusing on higher quality users.

•
General and administrative.   General and administrative expenses decreased from RMB417 million for the nine months ended September 30, 2021 to RMB319 million (US$45 million) for the same period of 2022, primarily due to lower professional service fees and our continued effort to improve operational efficiency.

•
Funding costs.   Funding costs increased from RMB246 million for the nine months ended September 30, 2021 to RMB366 million (US$51 million) for the same period of 2022, mainly due to an increase in funding from ABSs and trusts.

•
Provision for loans receivable.   Provision for loans receivable increased from RMB742 million for the nine months ended September 30, 2021 to RMB1,099 million (US$154 million) for the same period of 2022, which was primarily due to the growth in on-balance sheet loans and reflected our consistent approach in assessing provisions commensurate with the underlying loan profile.

•
Provision for financial assets receivable.   Provision for financial assets receivable increased from RMB174 million for the nine months ended September 30, 2021 to RMB279 million (US$39 million) for the same period of 2022. The increase was primarily attributable to an increase in facilitation volume of off-balance sheet loans under credit-driven services and reflected our consistent approach in assessing provisions commensurate with the underlying loan profile.

•
Provision for accounts receivable and contract assets.   Provision for accounts receivable and contract assets decreased from RMB286 million for the nine months ended September 30, 2021 to RMB171 million (US$24 million) for the same period of 2022, primarily attributable to the decrease in loan facilitation volume under capital-light model.

•
Provision for contingent liabilities.   Provision for contingent liabilities increased from RMB1,919 million for the nine months ended September 30, 2021 to RMB3,305 million (US$465 million) for the same period of 2022, which was mainly due to an increase in facilitation volume of off-balance sheet loans under credit-driven services and reflected our consistent approach in assessing provisions commensurate with the underlying loan profile.

Interest income, net
Interest income, net was RMB126 million (US$18 million) for the nine months ended September 30, 2022, compared to RMB110 million for the same period of 2021, mainly due to the increase in net interest earned from bank deposits.
Other income, net
Other income increased from RMB39 million for the nine months ended September 30, 2021 to RMB227 million (US$32 million) for the same period of 2022, mainly due to the increase of government grants.
Income tax expense
Income tax expense was RMB580 million (US$82 million) for the nine months ended September 30, 2022, compared to RMB1,022 million for the same period of 2021. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 15.0% for the nine months ended September 30, 2022, compared to 18.0% for the same period of 2021.
Net income
Net income was RMB3,138 million (US$441 million) for the nine months ended September 30, 2022, compared to RMB4,459 million for the same period of 2021.

RECENT DEVELOPMENTS

Selected Unaudited Condensed Consolidated Balance Sheets Data as of September 30, 2022
The following table sets forth our current assets and current liabilities as of the dates indicated.
	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
	(in thousands) (unaudited)
Current assets:
Cash and cash equivalents	6,116,360	7,219,700	1,014,929
Restricted cash	2,643,587	3,009,630	423,087
Short term investments	—	30,000	4,217
Security deposit prepaid to third-party guarantee companies	874,886	549,548	77,254
Funds receivable from third party payment service providers	153,151	983,851	138,308
Accounts receivable and contract assets, net	3,097,254	3,109,128	437,074
Financial assets receivable, net	3,806,243	3,321,117	466,875
Amounts due from related parties	837,324	518,001	72,819
Loans receivable, net	9,844,481	14,002,507	1,968,441
Prepaid expenses and other assets	383,937	534,340	75,116
Total current assets	27,757,223	33,277,822	4,678,120
	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
	(in thousands) (unaudited)
Current liabilities:
Payable to investors of the consolidated trusts – current	2,304,518	6,173,089	867,799
Accrued expenses and other current liabilities	2,258,329	2,267,693	318,787
Amounts due to related parties	214,057	203,324	28,583
Short term loans	397,576	639,764	89,937
Guarantee liabilities – stand ready	4,818,144	4,385,117	616,450
Guarantee liabilities – contingent	3,285,081	3,404,333	478,574
Income tax payable	624,112	683,342	96,063
Other tax payable	241,369	186,270	26,185
Total current liabilities	14,143,186	17,942,932	2,522,378
Net current assets	13,614,037	15,334,890	2,155,742

RECENT DEVELOPMENTS

The following table sets forth our non-current assets and non-current liabilities as of the dates indicated.
	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
	(in thousands) (unaudited)
Non-current assets:
Accounts receivable and contract assets, net – noncurrent	223,474	298,161	41,915
Financial assets receivable, net – noncurrent	597,965	755,977	106,274
Amounts due from related parties	140,851	72,245	10,156
Loans receivable, net – noncurrent	2,859,349	3,289,501	462,431
Property and equipment, net	24,941	25,170	3,538
Land use rights, net	1,018,908	1,003,366	141,051
Intangible assets	4,961	4,835	680
Deferred tax assets	834,717	1,170,598	164,560
Other non-current assets	42,606	64,702	9,097
Total non-current assets	5,747,772	6,684,555	939,702
	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
	(in thousands) (unaudited)
Non-current liabilities:
Deferred tax liabilities	121,426	196,517	27,626
Payable to investors of the consolidated trusts – noncurrent	4,010,597	3,802,348	534,526
Other long-term liabilities	13,177	31,067	4,366
Total non-current liabilities	4,145,200	4,029,932	566,518
Non-controlling interests	12,746	88,241	12,405
TOTAL EQUITY	15,216,609	17,989,513	2,528,926
Our net assets increased from RMB15,217 million as of December 31, 2021 to RMB17,990 million (US$2,529 million) as of September 30, 2022, primarily due to our net income of RMB3,138 million (US$441 million) generated for the nine months ended September 30, 2022, partially offset by the dividends distributions of RMB683 million (US$96 million) to shareholders.
Our net current assets increased from RMB13,614 million as of December 31, 2021 to RMB15,335 million (US$2,156 million) as of September 30, 2022 primarily due to an increase of RMB5,521 million (US$776 million) in our total current assets mainly attributable to an increase of RMB4,158 million (US$585 million) in net loans receivable and an increase of RMB1,103 million (US$155 million) in cash and cash equivalents, partially offset by an increase of RMB3,800 million (US$534 million) in our total current liabilities mainly attributable to an increase of RMB3,869 million (US$544 million) in payable to investors of the consolidated trusts-current.

RECENT DEVELOPMENTS

Selected Unaudited Condensed Consolidated Statement of Cash Flows Data
The following table presents our selected consolidated cash flow data for the periods indicated.
	Nine months ended September 30,
	2021	2022
	RMB	RMB	US$
	(in thousands) (unaudited)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	3,778,316	4,130,038	580,590
Net cash (used in) investing activities	(5,718,813)	(5,675,628)	(797,867)
Net cash provided by financing activities	1,806,770	3,010,269	423,176
Effect of foreign exchange rate changes	(2,709)	4,704	663
Net (decrease) increase in cash and cash equivalents	(136,436)	1,469,383	206,562
Cash, cash equivalents, and restricted cash at the beginning of period	6,774,266	8,759,947	1,231,454
Cash, cash equivalents, and restricted cash at the end of period	6,637,830	10,229,330	1,438,016
Operating activities
Net cash provided by operating activities was RMB4,130 million (US$581 million) for the nine months ended September 30, 2022. The difference between net cash provided by operating activities and the net income of RMB3,138 million (US$441 million) mainly resulted from (i) adding back non-cash item share-based compensation of RMB148 million (US$21 million), (ii) adding back non-cash item provision for loans receivable, financial assets receivables and other receivables of RMB1,549 million (US$218 million) and (iii) adding back non-cash item provision for contingent liabilities of RMB3,305 million (US$465 million), partially offset by additional RMB4,226 million (US$595 million) used for working capital. The change in cash used for working capital was mainly a result of a RMB3,619 million (US$509 million) increase in guarantee liabilities. The increase of these working capital items was the result of our rapid expansion of business.
Investing activities
Net cash used in investing activities was RMB5,676 million (US$798 million) for the nine months ended September 30, 2022, which was primarily attributable to investment in loans receivable of RMB41,317 million (US$5,808 million), partially offset by the collection of investment in loans receivable of RMB35,696 million (US$5,018 million). The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.
Financing activities
Net cash provided by financing activities was RMB3,010 million (US$423 million) for the nine months ended September 30, 2022, which was primarily attributable to RMB6,817 million (US$958 million) cash received from investors of the consolidated trusts and RMB190 million (US$27 million) received from short-term loans, partially offset by cash paid to investors of the consolidated trusts of RMB3,209 million (US$451 million) and dividend paid to shareholders of RMB784 million (US$110 million).
Recent Regulatory Developments
Information security and privacy protection
On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021 and introduces a data

RECENT DEVELOPMENTS

classification and hierarchical protection system based on a number of factors. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, which became effective on November 1, 2021 and provides important concepts with respect to personal information processing, including “personal information,” “processing of personal information,” and “personal information processor.” On July 7, 2022, the Cyberspace Administration of China, or the CAC, published Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. On November 14, 2021, the CAC released the Draft Regulations on Network Data Security, which provide for several circumstances under which a cybersecurity review will be imposed on a data processor. On December 28, 2021, the CAC, the National Development and Reform Commission of the PRC, or the NDRC, the Ministry of Industry and Information Technology of the PRC, and its predecessor known as the Ministry of Information Industry of the PRC, or the MIIT, and several other PRC governmental authorities jointly issued the Measures for Cybersecurity Review(2021 Revision), which became effective on February 15, 2022 and require critical information infrastructure operators (“CIIO”) to apply for cybersecurity review if they procure internet products and services that affect or may affect national security. The Measures for Cybersecurity Review (2021 Revision) also stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing on a foreign stock exchange. Although our Group possesses personal information of over one million users, based on the consultation with China Cybersecurity Review Technology and Certification Center, which is delegated by the CAC with the authority to address public inquiries relating to the cybersecurity review under the Measures for Cybersecurity Review (2021 Revision), a listing in Hong Kong is not deemed as “listing on a foreign stock exchange” under the Measures for Cybersecurity Review (2021 Revision) and we are not required to proactively apply for a cybersecurity review as stated in Article 7 thereof. Furthermore, pursuant to the Measures for Cybersecurity Review (2021 Revision), the Cybersecurity Review Office under the CAC, with the approval of the CAC, may initiate the cybersecurity review against the relevant operators if the relevant authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. The Article 10 of the Measures for Cybersecurity Review (2021 Revision) provides the key factors that the CAC would consider when assessing the national security risks of the relevant activities in the cybersecurity review. See “Regulatory Overview — Regulations on Information Security and Privacy Protection” for more details.
As of November 9, 2022, or the Latest Practicable Date, (i) we had not been notified by any PRC government authorities of being classified as a CIIO so we do not have to apply for the cybersecurity review which is applicable for CIIOs that procure internet products and services that affect or may affect national security; and (ii) we have not received any inquiry, notice, warning from any PRC government authorities, and have not been subject to any investigation, sanctions or penalties made by any PRC government authorities regarding national security risks caused by our business operations or the [REDACTED]. Furthermore, as to the factors set out in Article 10 of the Measures for Cybersecurity Review (2021 Revision), (i) we have not been identified as a CIIO by any relevant authority, and therefore, as advised by Commerce & Finance Law Offices, or our PRC Legal Adviser, items (i) to (iv) of Article 10 of the Measures for Cybersecurity Review (2021 Revision) do not apply to us; (ii) as of the Latest Practicable Date, based on the public search of our PRC Legal Adviser and to the best knowledge of us, no data processed by us has been included into the effective catalogue of important data or core data published by the relevant authority. In addition, we have formulated a Management System of Data Protection and dedicated significant resources to ensure data security. See “Business — Risk Management and Internal Control — Data and technology system risk management” and “Business — Technology & Security.” For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, or the Track Record Period, no data leakage from our Company occurred. Therefore, our PRC Legal Adviser is of the view that the possibility of “risk of theft, leakage or damage of core data, important data or a large amount of personal information, or illegal use of such information or illegal exit of such information” under item (v) of Article 10 of the Measures for Cybersecurity Review (2021 Revision) is remote for us up to the date of this document; and (iii) as advised by our PRC Legal Adviser, based on the consultation with China Cybersecurity Review Technology and Certification Center, item (vi) of Article 10 does not apply to us because [REDACTED] in Hong Kong should not be deemed as listing on a foreign stock exchange. Based on the foregoing, the directors of the Company, or our Directors, and our PRC

RECENT DEVELOPMENTS

Legal Adviser are of the view that the likelihood of our business operations or the [REDACTED] being deemed as affecting national security based on the factors set out in Article 10 of the Measures for Cybersecurity Review (2021 Revision) is remote.
The Draft Regulations on Network Data Security, stipulate that data processing activities carried out through networks as well as the supervision and regulation of network data security within the territory of the PRC should be subject to the Draft Regulations on Network Data Security. As we operate the 360 Jietiao app in China to provide information and technology services to financial institution partners, consumers and small- and micro-enterprises and owners of small- and micro-enterprises, or SMEs, our PRC Legal Adviser is of the view that the Draft Regulations on Network Data Security may be applicable to us if they are implemented in their current form. As of the Latest Practicable Date, we had neither been and involved in any investigations on cybersecurity review conducted by the CAC nor received any warning or sanctions in this regard. In addition, we have adopted internal measures regarding data security and personal information protection to ensure compliance with relevant laws and regulations.
Based on the foregoing, our Directors and our PRC Legal Adviser are of the view that we would be able to comply with the Draft Regulations on Network Data Security and the Measures for Cybersecurity Review (2021 Revision) in all material aspects and the Draft Regulations on Network Data Security and the Measures for Cybersecurity Review (2021 Revision) will not have any material adverse effect on our business operations or the [REDACTED], assuming the Draft Regulations on Network Data Security are fully adopted and implemented in the current form.
Having taken into account the views of our Directors and our PRC Legal Adviser, which are concurred by the PRC legal adviser of Citigroup Global Markets Asia Limited and China International Capital Corporation Hong Kong Securities Limited, or the Joint Sponsors, and based on the independent due diligence work conducted by the Joint Sponsors, nothing material has come to the attention of the Joint Sponsors, who are not legal experts, that would cause them to question the views of our Directors and our PRC Legal Adviser that the Draft Regulations on Network Data Security and the Measures for Cybersecurity Review (2021 Revision) will not have any material adverse effect on our business operations or the [REDACTED], assuming the Draft Regulations on Network Data Security are fully adopted and implemented in the current form.
However, given the Measures for Cybersecurity Review (2021 Revision) were recently promulgated, and the Draft Regulations on Network Data Security have not come into effective as of the Latest Practicable Date, there are uncertainties as to the interpretation, application and enforcement of the Measures for Cybersecurity Review (2021 Revision) and the Draft Regulations on Network Data Security. We will closely monitor the legislative process and seek guidance from relevant regulatory authorities in a timely manner to ensure our compliance with relevant laws and regulations applicable to us.
Overseas listings
On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. See “Regulatory Overview — Overseas Listings” for more details.
Based on the public search conducted by our PRC Legal Adviser and to the best of our knowledge, our proposed [REDACTED] does not fall within any of the forbidden circumstances under the Draft Provisions and the Draft Administrative Measures as of the Latest Practicable Date. Therefore, if the Draft Provisions and the Draft Administrative Measures become effective in their current form, subject to the specific filing procedures expected to be detailed in the subsequent implementation rules, we do not foresee any material impediment for us to comply with the Draft Provisions and the Draft Administrative Measures. In addition, during the Track Record Period and up to the Latest Practicable Date, we had not received any warning,

RECENT DEVELOPMENTS

sanctions, or any regulatory objection regarding the [REDACTED] or our variable interest entity structure, or VIE structure, from the CSRC or any other PRC government authorities that have jurisdiction over our operations.
Based on the foregoing, our PRC Legal Adviser is of the view that the Draft Provisions and the Draft Administrative Measures allow PRC domestic companies with a VIE structure which complies with applicable PRC laws and regulations to conduct overseas offerings and listings, and do not raise additional compliance requirements for business operations of such PRC companies. Based on the foregoing analysis, with the advice of our PRC Legal Adviser, our Directors do not foresee the Draft Provisions and the Draft Administrative Measures, should they become effective in their current forms, would have a material adverse impact on our ability to operate our business under the VIE structure.
As advised by our PRC Legal Adviser, there is no explicit PRC laws and regulations which prohibit us from [REDACTED] and [REDACTED] on an overseas stock exchange. Based on the foregoing, our Directors and PRC Legal Adviser are of the view that assuming the Draft Provisions and the Draft Administrative Measures are adopted in their current forms, as long as we comply with all relevant legal requirements, take all necessary steps, and submit all relevant materials in accordance with the Draft Provisions and the Draft Administrative Measures, there is not any material legal impediment in obtaining the approval from and completing the filing procedure with the CSRC for the [REDACTED]. However, as advised by our PRC Legal Adviser, there are uncertainties as to the implementation and interpretation of these draft regulations. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022. As of the Latest Practicable Date, the Draft Provisions and Draft Administrative Measures are still in draft form and there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. Currently, in relation to the Draft Provisions and Draft Administrative Measures, we are not required to conduct any filing with any authorities or comply with any approval or verification for the [REDACTED]. There remain uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect the [REDACTED].
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. In May 2022, the SEC conclusively listed 360 DigiTech, Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities.
Our Directors are of the view that the listing of 360 DigiTech, Inc. as a Commission-Identified Issuer by the SEC for the first time in May 2022 does not have an immediate impact on our status as a company listed on the Nasdaq, the [REDACTED] and our business operations. However, the related risks and uncertainties could cause the value of the ADSs to significantly decline.

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On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, or the MOF, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. For more details, see “Risk Factors  — Risks Related to Doing Business in China — The ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or completely investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your [REDACTED].”
Compliance practice of financial technology platforms
In April 2021, we and 12 other major financial technology platforms were invited to meet with the People’s Bank of China, or the PBOC, China Banking and Insurance Regulatory Commission, or the CBIRC, the CSRC, State Administration of Foreign Exchange of the PRC, or the SAFE, and other financial regulators to discuss the operations and compliance practice of these platforms’ internet financial businesses in China. We have been making rectifications and adjustments to our operations to address the issues discussed during the meeting and results of our self-examination according to the guidance provided by the regulators. As of the Latest Practicable Date, we have substantially completed most of the rectification measures based on our self-examination results according to the guidance provided by the relevant authorities. The regulatory authorities have reviewed our rectification measures in general. As a result, we have moved on to the regular regulatory supervision status from the self-examination and rectification status according to the guidance provided by the regulatory authorities. Our rectification results remain subject to the regulators’ regular supervision, and we cannot assure you that the measures we have taken and rectifications we have made will satisfy the requirements from the regulators. For more details, see “Risk Factors — Risks Related to Our Business and Industry — We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.”

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2021 Form 20-F as well as additional risk factors relating to the Listing.
RISKS RELATED TO OUR BUSINESS AND INDUSTRY
The Credit-Tech industry is rapidly evolving, which makes it difficult to effectively assess our future prospects.
The Credit-Tech industry in the PRC is in a developing stage. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. In addition, the Credit-Tech industry in China has not witnessed a full credit cycle. The market players in the industry, including us, may not be able to respond to the change of market situations effectively and maintain steady business growth when the industry enters a different stage. In addition, we cannot assure you that a contraction in the availability of funds will not happen at later stages of the credit cycle. As such, we may not be able to sustain our historical growth rate in the future.
You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate, along with our limited operating history. These risks and challenges include our ability to, among other things:
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offer competitive products and services;

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broaden our prospective borrower base;

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increase the utilization of our products by existing borrowers as well as new borrowers;

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maintain and enhance our relationship and business collaboration with our partners;

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maintain low delinquency rates of loans facilitated by us;

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develop and maintain cooperative relationships with financial institution partners to secure sufficient, diversified, cost-efficient funding to the drawdown requests;

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continue to develop, maintain and scale our platform and sustain our historical growth rates;

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continue to develop and improve the effectiveness, accuracy and efficiency of our proprietary credit assessment and profiling technologies;

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navigate through a complex and evolving regulatory environment;

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improve our operational efficiency and profitability;

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attract, retain and motivate talented employees to support our business growth;

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enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

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navigate through economic conditions and fluctuations; and

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defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

We have a limited operating history and are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.
We were established in 2016 and officially launched the capital-light model in May 2018. Our business is subject to credit cycles associated with the volatility of the general economy and with the trends of the Credit-Tech industry in China. As we have a limited operating history, we have not experienced a full credit cycle in China. If economic conditions deteriorate, we may face an increased risk of default or delinquency of borrowers, which will result in lower returns or even losses. In the event that the creditworthiness of borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of user credit profiles may be rendered inaccurate, and our credit profiling system may be subsequently rendered ineffective.

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This in turn may lead to higher default rates and adversely impact our results of operations. For example, the 30 day+ delinquency rate and 90 day+ delinquency rate for all loans facilitated through our platform as of June 30, 2022 increased as compared to that as of December 31, 2021, primarily due to the resurgence of COVID-19 pandemic in certain cities of China which resulted in a challenging macroeconomic environment that negatively impacted borrowers’ ability to repay on time. Please refer to “Business — Credit Assessment — Our Credit Performance” for details.
In addition, any deterioration in borrowers’ creditworthiness, or any increase in our delinquency rate will also discourage our financial institution partners from cooperating with us. If our financial institution partners choose to adopt a tight credit approval and drawdown funding policy, our ability to secure funding will be materially restricted.
We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.
The law and regulations governing the loan facilitation business are evolving, and substantial uncertainties exist with respect to their interpretation and implementation. Uncertainties and changes in regulatory environment may increase our cost of operation, limit our options of product offerings or even change our business model fundamentally. We have experienced, and may from time to time be required to make adjustments to our operations in order to maintain compliance with changes in laws, regulations and policies. An example is the promulgation of the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, and related regulations. Circular 141 issued by the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group on December 1, 2017, introduces the regulating guidance on cash loan businesses including online micro-lending companies, P2P platforms and banking financial institutions. Circular 141 provides that a banking financial institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk management and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. If a financial institution violates the aforementioned rules and provisions, the regulatory authorities may pursue compulsory enforcement, suspend its business, cancel its qualifications, or supervise the rectifications. In extremely serious circumstances, such financial institution’s business license may be revoked. For a discussion of Circular 141, please see “Regulatory Overview — Regulation on Online Finance Services Industry — Regulations on the business of loans facilitation.”
On the basis of Circular 141, the Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Internet Loans Interim Measures, provides for more comprehensive and specific provisions on the cooperation between a banking financial institution and a loan facilitation operator. In addition to prohibiting a banking financial institution from outsourcing its credit assessment and risk management functions, the Internet Loans Interim Measures also provide that “core risk management functions such as credit granting approval and contract conclusion shall be independently and effectively carried out by the commercial bank.” For a discussion of Internet Loans Interim Measures, please see “Regulatory Overview — Regulation on Online Finance Services Industry — Regulations on the business of loans facilitation.”
Furthermore, on October 9, 2019, nine government authorities including the CBIRC, the NDRC and the MIIT promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Supplementary Financing Guarantee Provisions, which, as advised by our PRC Legal Adviser, for the first time, explicitly requires that institutions providing services such as borrower recommendation and credit assessment for various lending institutions, including us as a Credit-Tech company, shall not provide, directly or in a disguised form, financing guarantee services without prior approval. For the companies without the relevant financing guarantee license but actually engaging in financing guarantee business, the regulatory authorities shall cease such operations and cause these companies

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to properly settle the existing business contracts. For a discussion of the Supplementary Financing Guarantee Provisions, please see “Regulatory Overview — Regulations on Financing Guarantee.”
Before the promulgation of Circular 141, we followed the market practice in preparing agreements used in our loan facilitations. In response to certain requirements under Circular 141, the Supplementary Financing Guarantee Provisions and the Internet Loans Interim Measures, we have made several adjustments to our collaboration model with certain financial institution partners. However, we may still be deemed non-compliant with Circular 141, the Supplementary Financing Guarantee Provisions, the Internet Loans Interim Measures or other relevant rules in the following aspects of our business:
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Guarantee practice.   We neither collected guarantee fees from our financial institution partners, nor took providing guarantees as our main operating business through our non-licensed subsidiaries, while historically one of the entities we control through the VIE structure, namely, Shanghai Qiyu Information & Technology Co., Ltd., or Shanghai Qiyu, Fuzhou 360 Online Microcredit Co., Ltd., or Fuzhou Microcredit, Fuzhou 360 Financing Guarantee Co., Ltd., or Fuzhou Financing Guarantee, and Shanghai 360 Financing Guarantee Co., Ltd., or Shanghai Financing Guarantee, and their respective subsidiaries, or collectively, Consolidated Affiliated Entities, and each a Consolidated Affiliated Entity, that had not obtained the financing guarantee license provided guarantees or other credit enhancement services to certain financial institution partners. Under such model, the non-licensed Consolidated Affiliated Entity could be deemed as operating financing guarantee business and therefore non-compliant with Circular 141 and the Supplementary Financing Guarantee Provisions. We no longer entered into any new framework agreement since the beginning of 2019, under which we provided guarantee or other credit enhancement services to financial institution partners through the non-licensed Consolidated Affiliated Entity and have completely ceased such practice through the non-licensed Consolidated Affiliated Entity since September 2020. Currently, third-party guarantee companies or the licensed Consolidated Affiliated Entity provides guarantee or other credit enhancement services to our financial institution partners. We engage third-party guarantee companies to provide guarantee services according to the commercial arrangements of the financial institution partners and because the relevant regulations impose a cap on the outstanding guarantee liabilities of the licensed Consolidated Affiliated Entity. At the same time, we provide back-to-back guarantees for external guarantee companies. We provide such guarantees to satisfy the needs of the external guarantee companies according to their arrangements and practices and primarily under credit-driven services. As advised by our PRC Legal Adviser, the back-to-back guarantee model is not prohibited by Circular 141, because we are not directly providing guarantee to banking financial institutions. However, in the absence of authoritative interpretation of Circular 141, we cannot assure you that all the PRC regulatory authorities will have the same view as our PRC Legal Adviser on this issue. Moreover, given the lack of further interpretations, the exact definition and scope of “providing financing guarantee business in a disguised form” under the Supplementary Financing Guarantee Provisions is unclear. Therefore, we cannot be certain that our new model will not be determined to be in violation of the Supplementary Financing Guarantee Provisions. For additional information on potential risk related to compliance with the leverage ratio limits for financing guarantee business, please see “— We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”

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Payment.   We have adopted a payment model and applied it to our cooperation with all financial institution partners. Under our payment model, we do not charge interests to borrowers for loans funded by our financial institution partners; instead, we charge service fees to financial institutions. In certain cases, some financial institution partners further engage us and a third-party payment system service provider to together arrange payment clearance, pursuant to which borrowers first repay to a third-party payment system and we work together with the payment system service provider to split the total repayment amount, including principal, interest and service fees, to the portions that financial institution partners and we are each entitled to. The third-party payment service providers are engaged per our financial institution partners’ request and are mainly for the purpose of general payment

RISK FACTORS

processing and clearance. We do not charge any fees from borrowers under our payment model for loans funded by our financial institution partners. As advised by our PRC Legal Adviser, such payment model does not violate Circular 141 or the Internet Loans Interim Measures. However, in the absence of authoritative interpretation of Circular 141 and given substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with our PRC Legal Adviser.
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Product pricing.   In accordance with the evolution of regulatory environments, we have lowered our product pricing, which is calculated based on the internal rate of return methodology. We may further adjust our product pricing from time to time as a result of changes in regulations or our business strategies. If we are unable to keep up with the evolution of regulations and maintain compliance or are deemed to price loans at a rate that exceed the regulatory limits, we could be ordered to suspend, rectify or terminate our practices or operations, subject to cancelation of qualifications, or ordered to relinquish the excessive portion of the interest income. If any of these occurs, our business, financial condition, results of operations and our cooperation with financial institution partners could be materially and adversely affected as a result. For additional information on potential risks associated with product pricing, please see “— The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations.”

As advised by our PRC Legal Adviser, Circular 141 does not have retrospective effect on the loan facilitation business conducted prior to the issuance of Circular 141, and we believe that loans we facilitated prior to the issuance of Circular 141 or under our existing collaboration agreements executed prior to the issuance of Circular 141 are not subject to its jurisdiction. Therefore, credit enhancement services provided by the non-licensed Consolidated Affiliated Entity to financial institution partners under the existing, unexpired framework agreements that were entered into prior to the issuance of Circular 141 on December 1, 2017 are not subject to the requirements under Circular 141. Besides, the Supplementary Financing Guarantee Provisions allow the companies that engaged in financing guarantee business without the relevant financing guarantee license to properly settle the existing business contracts. In addition, to fulfill the requirement pursuant to the Supplemental Financing Guarantee Provisions issued on October 9, 2019 and ensure compliance, we continued to further adjust our historical financing guarantee practice and properly make settlement for the historical framework agreement with the only remaining financial institution partner to which we provided guarantee services through the non-licensed Consolidated Affiliated Entity, despite the impact of COVID-19 in the first half of 2020. We ceased all relevant guarantees or other credit enhancement services provided through the non-licensed Consolidated Affiliated Entity in September 2020. However, we cannot rule out the possibility that government authorities would still consider our guarantee practice, payment model, product pricing or other aspects of our business to be in violation of Circular 141 and there can be no assurance that the PRC government authorities will ultimately take a view that is consistent with our PRC Legal Adviser. To the extent that any aspect of our products or services is deemed to be non-compliant with any requirements of the relevant PRC laws and regulations, we may need to further adjust our current practices within a limited time period and, as a result, our business operations may be negatively impacted.
In addition, our credit assessments assistance to commercial banks mainly depends on the evaluation of information regarding personal credit status, which may be deemed as a “data-driven risk management model,” a model that regulations such as Circular 141 demand to be adopted with care and caution. We may also be deemed to engage in credit reporting business or credit reporting function services by the PRC authorities, and may be required to involve a third-party licensed institution to ensure compliance pursuant to the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures. If such assistance is prohibited, it may affect the subsequent collaboration between us and our financial institution partners. If we are prohibited from conducting our credit assessment, our operation will be adversely affected. See also “— We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices is deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”

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Further, if our financial institution partners cease to fund the loans, either on a temporary basis to await more clarity on the new regulatory environment, or on a permanent basis for non-compliance concerns, our operation will be adversely impacted. If fewer financial institutions are willing to fund the loans, the competition for funding may become more intense, and the cost of funding may increase, which may adversely impact our results of operations.
Besides, in April 2021, we and 12 other major financial technology platforms were invited to meet with the PBOC, the CBIRC, the CSRC, the SAFE and other financial regulators to discuss the operations and compliance practice of these platforms’ internet financial businesses in China. We have been making rectifications and adjustments to our operations to address the issues discussed during the meeting and results of our self-examination according to the guidance provided by the regulators. As of the Latest Practicable Date, we have substantially completed most of the rectification measures based on our self-examination results according to the guidance provided by the relevant authorities. The regulatory authorities have reviewed our rectification measures in general. As a result, we have moved on to the regular regulatory supervision status from the self-examination and rectification status according to the guidance provided by the regulatory authorities. Our rectification results remain subject to the regulators’ regular supervision, and we cannot assure you that the measures we have taken and rectifications we have made will satisfy the requirements from the regulators. To the extent that our rectification efforts are deemed not sufficient or unsatisfactory to the regulators, we may face further rectification orders or other administrative actions, in which case our business and operations may be materially and negatively affected.
We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.
A small portion of loans facilitated on our platform are funded by Fuzhou Microcredit, the subsidiary of Shanghai Qiyu, one of our variable interest entities, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries, or our VIEs. We also provide financing guarantees to our financial institution partners through the Consolidated Affiliated Entities, Fuzhou Financing Guarantee and Shanghai Financing Guarantee (before its financing guarantee license was cancelled upon its voluntary application), for some loans we facilitate. As a result, we are subject to a complex and evolving body of regulations in relation to these businesses.
On August 2, 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. The regulations set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times its net assets, and that the balance of outstanding guarantee liabilities for the same guaranteed party shall not exceed 10% of a financing guarantee company’s net assets, while the balance of outstanding guarantee liabilities for the same guaranteed party and its affiliated parties shall not exceed 15% of a financing guarantee company’s net assets.
On September 16, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Micro-Lending Companies, or Circular 86. Adopted to regulate the operations of micro-lending companies, Circular 86 provides that the total funding amount obtained by a micro-lending company through bank loans, shareholder loans and other non-standard financing instruments shall not exceed such company’s net assets. In addition, the total funding amount obtained by a micro-lending company through the issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets. Local financial regulatory authorities may further lower the leverage limits mentioned above.
On November 2, 2020, the CBIRC and the PBOC published the Interim Measures for the Administration of Online Micro-Lending Business (Draft for Comments), or the Online Micro-Lending Draft, adding new requirements to online micro-lending business. In particular, the Online Micro-Lending Draft, among other things, strengthens the condition for licensing and other approvals for conducting online micro-lending business. Pursuant to the Online Micro-Lending Draft, to the extent a micro-lending company engages in online micro-lending business, said business shall mainly be carried out within the provincial-level

RISK FACTORS

administrative region to which its place of registration belongs, and shall not operate beyond such region without the approval of the banking regulator under the State Council. On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Administration (Draft for Comments), which reaffirms that local financial organizations (including micro-lending companies and financing guarantee companies) are required to operate business within the area approved by the local financial regulatory authority, and are not allowed to conduct business across provinces in principle.
Fuzhou Microcredit has obtained the approval to operate micro-lending businesses from the competent supervising authority, which allows Fuzhou Microcredit to conduct micro-lending businesses through the internet. As of the Latest Practicable Date, Fuzhou Microcredit had increased its registered capital to RMB5 billion, which has been fully paid. Currently, Fuzhou Microcredit can conduct cross-province business with its valid license. However, if the Online Micro-Lending Draft were to be adopted in its current form, Fuzhou Microcredit may need to obtain the legal approval of the banking regulator under the State Council in order to engage in online micro-lending business across provincial-level administrative regions. The rules for licensing or approvals for cross-province online micro-lending business is yet to be formulated as of the Latest Practicable Date. We cannot assure you that, if the authorities later promulgate such rules for micro-lending business or other rules imposing licensing or approval requirements on financing guarantee business, Fuzhou Microcredit or Fuzhou Financing Guarantee will be qualified for such licenses or approvals in accordance with the requirements thereunder. If we fail to obtain the regulatory approvals to increase the authorized amounts or to establish additional online micro-lending companies, we may not be able to obtain sufficient funding to fulfill our future growth needs. From time to time, we may need additional licenses to operate our business. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.
Furthermore, Fuzhou Microcredit is subject to the laws, regulations, policies and measures in Fuzhou in respect of registered capital and of loan-to-capital and other leverage ratios, among other things, and our financing guarantee companies are subject to the supervision of local financial authorities in Fuzhou and Shanghai and other jurisdictions where their branch offices are located. We may be subject to regulatory warnings, correction orders, condemnation and fines and may be required to further adjust our business if any of our micro-lending and financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance.
We are subject to uncertainties surrounding regulations and administrative measures of credit reporting business. If any of our business practices is deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.
The PRC government has adopted several regulations governing personal and enterprise credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry enacted by the State Council and effective in March 2013, and the Management Rules on Credit Agencies issued by the PBOC, in the same year. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” refers to the gathering, organizing, preserving and processing of credit information on organizations such as enterprises and public service units and individuals, as well as distribution of such information to information users, and a “credit reporting agency” refers to credit reporting entity established in accordance with law and mainly engaged in credit reporting business. Entities engaged in personal/enterprise credit reporting business without such approval/completing filing formality may be subject to fine or criminal liability.
On September 27, 2021, the PBOC issued the Credit Reporting Measures, which took effect on January 1, 2022. The Credit Reporting Measures define “credit information” to include “basic information, borrowing and lending information and other relevant information legally collected in the offering of services of finance or other activities for purposes of identifying and judging the credit standing of businesses and individuals, as well as result of analysis and evaluation based on the aforesaid information,” and define “credit reporting business” as the collection, collation, keeping and processing of credit information and provision of such information to information users. The Credit Reporting Measures applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing

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“services of credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, among others” are also subject to the Credit Reporting Measures. Credit Reporting Measures provides for an 18-month grace period from its effectiveness date for organizations that engage in credit reporting business to obtain the credit reporting business license and comply with its other provisions. The Credit Reporting Measures is new and significant uncertainties exist with respect to its interpretation and implementation. For example, the Credit Reporting Measures does not directly deny the legitimacy of existing data analytics or precision marketing service providers in the financial service industry, nor does it provide a clear guidance or implementation rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the Credit Reporting Measures. Therefore, we cannot rule out the possibility that some aspects of our business may subsequently be deemed as incompliant and be required to be ceased or adjusted in a way that is adverse to our business and prospects. The lack of clear guidance under, and the uncertainty associated with, the Credit Reporting Measures may also result in substantial compliance cost incurred by us.
In addition, on July 7, 2021, the Credit Information System Bureau of PBOC further issued a notice, or the Notice Relating to Disconnecting Direct Connection, to 13 internet platforms including us, requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited.
We have entered into a collaboration agreement with a licensed credit reporting institution for the implementation of plans to ensure the flow of personal information complies with the Credit Reporting Measures and the Notice Relating to disconnecting Direct Connection. In addition, we have been actively communicating with regulatory authorities regarding the adjustment actions and will continue to do so during the 18-month grace period provided in the Credit Reporting Measures. We may incur significant costs and expenses to ensure compliance and to make necessary changes to our internal policies and practices. According to the Notice Relating to Disconnecting Direct Connection, the Credit Reporting Measures and other related laws and regulations, any failure or perceived failure by us to meet the relevant requirements may subject us to fine or criminal liability, which could have an adverse effect on our business, financial condition and results of operations.
The pricing of loans facilitated through our platform may be deemed to exceed interest rate limits imposed by regulations.
Circular 141 requires online platforms, micro-lending companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. According to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases promulgated on September 1, 2015, in the event that the sum of the annualized interest that lenders charge and the fees we and our financial institution partners charge exceeds the 24% limit, and borrowers refused to pay the portion that exceeds the 24% limit, PRC courts would not uphold our request to demand the portion of the fees that exceeds the 24% limit from such borrowers. If the sum of the annual interest that lenders charge and the fees we and our financial institution partners charge exceeds 36%, the portion that exceeds the 36% limit is invalid. The Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector in August 2017, which provides that in the context of peer-to-peer lending, if an online lending information intermediary and a lender intentionally collude to evade the interest rate ceiling as set out by the law through disguising loan interest as loan facilitation service fees, then such arrangements shall be declared invalid. On July 22, 2020, the Supreme People’s Court and the NDRC jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era, or the Opinions. The Opinions set out that if the interest and fees, including interest, compound interest, penalty interest, liquidated damages and other fees, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

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On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended the upper limit of private lending interest rates under judicial protection. According to the Judicial Interpretation Amendment, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), in the event that the sum of the annualized interest that lenders charge and fees we and our financial institution partners charge exceeds four times the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit, borrowers may refuse to pay the portion that exceeds the Quadruple LPR Limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the Quadruple LPR Limit from such borrowers. If borrowers have paid the fees that exceed the Quadruple LPR Limit, such borrowers may request us to refund the portion exceeding the Quadruple LPR Limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on September 20, 2022 was 3.65%. We cannot assure you that the one-year loan market quoted interest rate and the Quadruple LPR Limit will not decrease further in the future.
On December 29, 2020, the Supreme People’s Court issued the Reply to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending, or the Supreme People’s Court Reply, which clarified that seven types of local financial organizations, including micro-lending companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are financial institutions established upon approval by financial regulatory authorities. The Judicial Interpretation Amendment is not applicable to disputes arising from their engagement in relevant financial businesses.
Although the Judicial Interpretation Amendment and the Supreme People’s Court Reply provide that they do not apply to licensed financial institutions, including micro-lending companies that conduct loan and Credit-Tech business, there remain uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to its jurisdiction under Circular 141 or in certain circumstances, the basis of the calculation formula used to determine the interest limit, the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different PRC courts. We cannot assure you that there will not be interpretations of the Judicial Interpretation Amendment expanding its jurisdiction to cover licensed financial institutions, nor can we guarantee that there will not be any changes to the detailed calculation formula used to determine the interest limit, that our future fee rates will not be lowered as a result of the Quadruple LPR Limit, or that the Quadruple LPR Limit will not be applied to our historical and legacy products where the related dispute cases are accepted by PRC courts of first instance on or after August 20, 2020. In such cases, we and our financial institution partners may be required to repay certain borrowers if our historical and legacy loan products are deemed to have violated the applicable laws and regulations concerning the limit of lending interest and fee rates. Our business, results of operations and financial condition may therefore be materially and adversely affected by the implementation of the Judicial Interpretation Amendment.
In addition to rules, opinions and decisions issued by the PRC courts, we and our financial institution partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the pricing on loans we facilitate and may further adjust the pricing from time to time as a result of changes in regulations or our business strategies. Currently, we adhere to the pricing policy that no loan should have an IRR exceeding 36%. As of June 30, 2022, the IRR for all of loans are under 36%, and the outstanding balance of loans with an IRR exceeding 24% amounted to RMB26.4 billion (US$3.9 billion), representing 20.0% of all the

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outstanding balance of loans(1) facilitated by us, compared to RMB62.1 billion and 43.7%, respectively, as of December 31, 2021. If we are unable to keep up with the evolvement of regulations and maintain compliance or are deemed to price loans at a rate that exceeds the regulatory limits, we could be ordered to suspend, rectify or terminate our practices or operations, subject to cancelation of qualifications, or ordered to relinquish the excessive portion of the interest income. If any of these occurs, our business, financial condition, results of operations and our cooperation with financial institution partners could be materially and adversely affected. See also “— We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.”
Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.
Our platform collects, stores and processes certain personal and other sensitive data from users for the purpose of providing our services, such as name, identity number and phone number. We have obtained the explicit consents from users to use their personal information within the scope of authorization and we have taken technical measures to protect the security of such personal information and prevent personal information from being divulged, damaged or lost. However, we face risks inherent in handling and protecting personal data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:
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protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

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addressing concerns related to privacy and sharing, safety, security and other factors; and

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complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, which are subject to change and new interpretations, including any requests from regulatory and government authorities relating to such data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations, we could become subject to corrective orders, penalties, including fines, suspension of business, websites, or applications, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
Recently, regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. Moreover, different PRC regulatory bodies, including the SCNPC, the MIIT, the CAC, the Ministry of Public Security of the PRC, or the MPS, and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Regulatory Overview — Regulations on Information Security and Privacy Protection.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

Note:
(1)
The IRR does not take into account loans facilitated under risk management SaaS, which are directly transacted between the relevant financial institutions and borrowers.

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Cybersecurity
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The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and to prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly collect and use personal information within the scope of authorization by the subject of such personal information unless otherwise prescribed by laws or regulations. Significant financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. We face the risk of security breaches or similar disruptions. Due to the data assets we have, our platform is an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. Because techniques used to sabotage or obtain unauthorized access to systems evolve continuously and frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative counter-measures. In addition to advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or other risks can result in the compromise or breach of our websites or our apps. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, user data or personal information could be stolen or misused, which could expose us to penalties or other administrative actions, time-consuming and expensive litigation and negative publicity, materially and adversely affect our business and reputation and deter potential users from using our products and financial institution partners from cooperating with us, any of which would have a material adverse impact on our results of operations, financial condition and business prospects.

Data Security
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In June 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in terms of economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Appropriate level of protection measures are required to be taken for each respective category of data. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body or law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC government authorities. A series of regulations, guidelines and other measures have been and are expected to be adopted to implement the requirements created by the PRC Data Security Law. For example, in July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, a “critical information infrastructure” is defined as key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review (2021 Revision), which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or network platform operators that carry out data processing activities must be subject to a cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over

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one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the Latest Practicable Date, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.
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On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures (the “Outbound Data Transfer Security Assessment Measures”), which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and outbound transfers personal information, or if it has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year. The Outbound Data Transfer Security Assessment Measures further stipulate the process and requirements for the security assessment. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances. It is also unclear what constitutes “outbound data transfer.” These bring more uncertainties with respect to the application and enforcement of the newly published measures, and we may be subject to such outbound data security assessment with the CAC. We will closely monitor and assess any relevant legislative and regulatory development and prepare for a security assessment when necessary.

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In November 2021, the CAC released the Measures of Regulations on the Network Data Security Administration (Draft for Comments), or the Draft Regulations on Network Data Security. The Draft Regulations on Network Data Security define “data processors” as individuals or organizations that can make autonomous decisions regarding the purpose and the manner of their data processing activities such as data collection, storage, utilization, transmission, publication and deletion. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users; (ii) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (iii) listing in Hong Kong which affects or may affect national security; or (iv) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the Latest Practicable Date as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations on Network Data Security requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or authorize a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the Latest Practicable Date, the Draft Regulations on Network Data Security has not been formally adopted, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy
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The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platform operators.

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In August 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC , which took effect on November 1, 2021. The Personal Information Protection Law provides the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause harm to a person’s safety or property, including information on biometric characteristics, religious beliefs, specific identities, medical health, financial accounts, individual location tracking and others, as well as personal information of minors under the age of 14. It also enhances the punishment for illegal processing of personal information and consolidated various previously promulgated rules with respect to personal information rights and privacy protection. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations and any changes in the enforcement or interpretation of such laws and regulations.

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On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. The guidelines provide that daily monitoring of data use, application scenarios, and effects of algorithms shall be carried out by relevant regulators, and such relevant regulators shall conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. On December 31, 2021, the CAC, the MIIT, the MPS, and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, among others, (i) implement classification and hierarchical management for algorithm-based recommendation service providers based on various criteria, (ii) require algorithm-based recommendation service providers to inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and (iii) require such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation.

Many of the data- and data privacy-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are or may become subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations on Network Data Security remain unclear on whether the relevant requirements will be applicable to companies that, like us, are already listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any developments in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations on Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by [REDACTED] like us, we may face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations.
In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and

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personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. In light of the fact that laws and regulations on cybersecurity, data privacy and personal information protection are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancelation of filings or listings, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals. For example, in July 2021, our 360 Jietiao app was temporarily taken offline by the CAC for the purpose of optimizing product design and offering enhanced user data privacy protection, during which period new downloads were suspended. Our 360 Jietiao app was restored to app stores for downloads in August 2021 after being tested and verified by CAC. We believe the temporary takedown of 360 Jietiao app did not and will not have a material adverse impact on our business operations. However, we cannot assure you that the authorities will not require further system and data privacy protection enhancements in the future as technologies, standards and regulatory environments continue to evolve, in which case our operations may be interrupted or adversely affected. In addition, our launch of new products or services or other actions that we take in the future may subject us to additional laws, regulations, or other government scrutiny.
If our collaboration with 360 Group is terminated or otherwise becomes limited, restricted, curtailed, less effective or more expensive in any way, or if we cannot benefit from the brand recognition or business ecosystem of 360 Group as we do, our business may be adversely affected.
We have established a strategic partnership with 360 Security Technology Inc. and its controlled affiliates and predecessors, or 360 Group, one of our affiliates, and we collaborate across multiple areas of our business. This strategic partnership has contributed to the growth of our revenue, particularly in the early stage of our business, and we believe that it will continue to contribute to our growth. We have entered into a framework collaboration agreement with 360 Group, setting out the terms of collaboration, especially those related to cloud service and security, user traffic support, and trademark licensing. See “Related Party Transactions —Transactions with 360 Group.” In particular, we have been authorized by 360 Group to use its brand “360,” which allows us to benefit from 360 Group’s strong brand recognition in certain aspects of our business, such as user acquisition, at the early stage of our development. Further, as the strategic partner of 360 Group, we benefit from its business ecosystem as well. For example, our collaboration with Kincheng Bank of Tianjin Co., Ltd., or Kincheng Bank, whose largest shareholder is 360 Group, provides us with opportunity to introduce innovative cooperation arrangements with potential financial institution partners.
We cannot assure you that we will continue to maintain the same level of collaboration with 360 Group on the same or more favorable terms and conditions, or renew our collaboration agreements at all, upon expiration of the agreement terms, neither can we guarantee that our collaboration with 360 Group will not be terminated by 360 Group or otherwise become limited, less effective or more expensive, which are subject to many factors beyond our control, such as legal requirements and 360 Group’s business condition, plans and strategies. For example, as 360 Group is a public company listed on the Shanghai Stock Exchange in China, it is subject to relevant PRC regulations and exchange rules, which may impact its ability to collaborate with us pursuant to the terms we desire. It came to our attention that, in May 2020, The Bureau of Industry and Security (BIS) of the U.S. Department of Commerce amended the Export Administration Regulations (EAR) by adding twenty-four entities, including Qihoo 360 Technology Co., Ltd. and Qihoo 360 Technology Company to the Entity List. As a result, exports or reexports from the U.S. and in-country transfers in the U.S. to these two entities will face additional license requirements, and the availability of most license exceptions is limited. As of the Latest Practicable Date, the inclusion of these two entities into the Entity List had not had a material adverse effect on our collaboration with 360 Group or on us. During the Track Record Period and up to the Latest Practicable Date, we had not had any dealings with these two entities. Additionally, it came to our attention that 360 Security Technology Inc. was named in the list of entities identified as “Chinese military

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companies” operating directly or indirectly in the United States in accordance with Section 1260H of the National Defense Authorization Act for fiscal year 2021, which was released by the U.S. Department of Defense on October 5, 2022. As of the Latest Practicable Date, such inclusion had not had any material adverse effect on our collaboration with 360 Group or on us. However, we cannot rule out the possibility that additional restrictions of different nature may be imposed on 360 Group or its affiliates in light of the changes in international trade policies and rising political tensions between the U.S. and China in the past few years. If we are unable to maintain the same level of collaboration with 360 Group, or if we cannot benefit from the brand recognition or business ecosystem of 360 Group as we do, our business may be adversely affected, especially in the aspects of cost and efficiency of user acquisition.
Our access to sufficient and sustainable funding at reasonable costs cannot be assured. If we fail to maintain collaboration with our financial institution partners or to maintain sufficient capacity to facilitate loans to borrowers, our reputation, results of operations and financial condition may be materially and adversely affected.
The growth and success of our future operations depend on the availability of adequate funding to meet borrowers’ demands for loans on our platform. To maintain sufficient and sustainable funding to meet borrower demands, we need to keep expanding the network and securing a stable stream of funds from our financial institution partners.
The availability of funding from our financial institutional partners depends on many factors, some of which are beyond our control. Changes in the macroeconomic environment may impact the funding costs and the terms of our agreements with financial institution partners, and we may not be able to obtain sufficient and sustainable funding from them if the funding cost increases significantly. In addition, our competitors in the Credit-Tech industry may offer better terms to attract financial institutions away from us. We may not be able to maintain long-term business relationships with financial institution partners in this evolving market. For the year ended December 31, 2021 and the six months ended June 30, 2022, our top five financial institution partners contributed around 45.5% and 51.8% of total funding for the loans we facilitated. Our financial institution partners typically agree to provide funding to borrowers who meet their predetermined criteria, subject to their credit approval process. These agreements have fixed terms of typically one year. In addition, while our users’ loan requests are usually approved if they fall within the parameters set agreed upon by us and our financial institution partners, our financial institution partners may implement additional requirements in their approval process outside of our control. Thus, there is no assurance that our financial institution partners could provide reliable, sustainable and adequate funding, because they could either decline to fund loans facilitated on our platform or decline to renew or renegotiate their participation in the funding programs.
In addition, if PRC laws and regulations impose more restrictions on our collaboration with financial institution partners, these financial institution partners will become more selective in choosing collaboration partners, which may drive up the funding costs and the competition among online lending platforms to collaborate with a limited number of financial institution partners. Pursuant to Internet Loans Interim Measures and the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Further Standardizing the Internet Loans Business of Commercial Banks, or the Internet Loans Circular, regional banks that carry out online lending business shall serve local customers, and are not allowed to conduct the online lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conduct business primarily online as well as meet the other conditions prescribed by the CBIRC. If we fail to effectively match regional banks with sufficient local borrowers, we may lose them as funding sources, in which case our results of operations and profitability could be materially and adversely impacted. Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution partners, our collaboration with our financial institution partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.
For example, on December 31, 2021, the PBOC and six other departments jointly issued the Measures for Administration of Online Marketing of Financial Products (Draft for comments) (the “Draft Online Marketing Measures”), which regulate online marketing of financial products by financial institutions or internet platform operators entrusted by such financial institutions. The Draft Online Marketing Measures

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prohibit third-party online platform operators from being involved in the sale process of financial products in a disguised way without the approval of financial regulatory authorities, including but not limited to interactive consultation with consumers on financial products, suitability assessment of consumers of financial products, signing of sale contracts, transfer of funds and participation in the income sharing of financial business. Our PRC Legal Adviser is of the view that these measures have not been formally adopted and currently do not affect our business and operations. If these measures were to be adopted in the current form, we may no longer be able to display financial products in current format on our mobile app to conduct online marketing, which may have a material adverse impact on our business, results of operations and future prospects. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with relevant regulations.
We cannot assure you that our efforts to diversify funding sources would be successful or funding sources for the loans we facilitate will remain or become increasingly diversified in the future. If we become dependent on a small number of financial institution partners and any of them decide to not collaborate with us, change the commercial terms to the extent unacceptable to borrowers or limit the funding available on our platform, such constraints may materially limit our ability to facilitate loans and adversely affect borrower experience. Any of these occurrences could materially and adversely affect our business, financial condition, results of operations and cash flow.
Furthermore, we partner with Kincheng Bank, whose largest shareholder is 360 Group, across a full spectrum of services. Our collaboration with Kincheng Bank provides us the opportunities to explore and introduce innovative cooperation arrangements with potential financial institution partners. As of June 30, 2022, Kincheng Bank was our largest funding partner by outstanding loan balance. If Kincheng Bank is acquired by a third party not affiliated with us, or if its business, financial conditions or reputation deteriorates, we may not be able to maintain our current collaboration with it on reasonable terms or at all.
If our business arrangements with certain financial institution partners were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.
We have secured certain funding from financial institution partners through the channel of trusts and asset management plans in collaboration with certain trust companies and asset management companies.
According to our cooperative arrangement with trust companies and asset management companies, each trust and asset management plan had a specified term. Financial institution partners invested in such trusts or asset management plans in the form of trust or asset management units, which entitled the financial institution partner to the return on investment with each unit. We were designated as the service provider for the trusts and asset management plans. If a credit application was approved, credit drawdown would be funded by the trusts or asset management plans to borrowers directly subject to the independent credit review of such trust companies or asset management companies. These trusts and asset management plans were identified as the lender under the loan agreements with borrowers. The trust and asset management plan remitted to the financial institution partners investment returns pursuant to the terms of the trust and plan that reflected funds initially provided by the financial institution partners. The investment gains would be distributed to the trust or asset management plan based on the actual loan interest. The trust company or asset management company, as appropriate, was responsible for administering the trust and was paid a service fee.
For the year ended December 31, 2021 and the six months ended June 30, 2022, trusts with total assets of RMB8.8 billion and RMB3.6 billion were set up to invest solely in loans on our platform, respectively. For the majority of the trusts, we are considered the primary beneficiary and thus consolidate such trusts’ assets, liabilities, results of operations and cash flows. Although we have not been part of the fund-raising process by the trusts, we cannot assure you that our provision of services to the trusts will not be viewed by the PRC regulators as violating any laws or regulations. If we are prohibited from cooperating with trust companies, our access to sustainable funding may be adversely impacted, which may further increase the funding cost of loans facilitated by us and affect our results of operations.

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If our attempts to explore alternative funding initiatives were deemed to violate PRC laws and regulations, our business could be materially and adversely affected.
We have and expect to continue exploring alternative funding initiatives, including through standardized capital instruments such as the issuance of asset-backed securities, or ABSs. We have been approved to list a total of RMB27 billion of ABSs on the Shanghai Stock Exchange and Shenzhen Stock Exchange and already issued RMB14.0 billion as of June 30, 2022. Pursuant to the Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and its supporting rules and relevant laws and regulations (“Enterprise Asset Securitization Regulations”), an institution is entitled to establish an ABS plan as a originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flow in compliance with relevant laws and regulations. However, the issuance of ABSs is subject to a variety of requirements under the relevant Enterprise Asset Securitization Regulations in the PRC, such as managers are required to be a securities company or a subsidiary of fund management company and the assets of the ABS plan shall be placed under custody of a commercial bank with the relevant business qualifications, or an asset custodian organization recognized by the CSRC. The laws and regulations applicable to ABS are still developing, and it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the rapidly evolving Credit-Tech industry in which we operate. In addition, we rely on trust companies and other parties we collaborate with to secure the successful issuance of the ABSs. If our collaboration with such parties is interrupted or affected, our ability to utilize the remaining approved quota of issuing such ABS may be materially limited. If our attempts to issue ABSs under the current quota is limited, or our attempts to seek further approval on additional quota in ABS is rejected, our capability to secure funding with lower comprehensive cost may be limited, and our business and financial condition may be adversely impacted. During the validity period of the ABS plan, if we cannot maintain reasonable support for normal business activities, and provide the requisite assurance for generation of independent and predictable cash flow for the underlying transferred assets, it may have substantial impact on the investment value or price of ABSs.
If our financial institution partners fail to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, our business and results of operations could be materially and adversely affected.
In collaboration with our financial institution partners and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Fintech Guidelines purport, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:
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the establishment of a borrower identification program;

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the monitoring and reporting of the suspicious transaction;

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the preservation of borrower information and transaction records; and

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the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, in light of the anti-money laundering obligations proposed to be imposed on us by the Guidelines on Promoting the Healthy Growth of Internet Finance, or the Fintech Guidelines. Any new requirement under money laundering laws could increase our costs and may expose us to potential sanctions if we fail to comply.

In addition, we rely on our third-party service providers, in particular, payment companies that handle the transfer of the repayment, to have their own appropriate anti-money laundering policies and procedures. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

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Our policies and procedures may not be completely effective in preventing other parties from using us, any of our financial institution partners or payment processors as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our financial institution partners and payment processors comply with the applicable anti-money laundering laws and regulations, we, our financial institution partners and payment processors may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other Credit-Tech service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our financial condition and results of operations.
We need to engage guarantee companies to provide credit enhancement or additional comfort to our financial institution partners, and we recognize guarantee liabilities for accounting purposes. If we fail to source and engage a guarantee company to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate, and our results of operations may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions.
To comply with Circular 141 and the Supplementary Financing Guarantee Provisions, we have engaged guarantee companies to provide credit enhancement to our financial institution partners upon their request, and two of our VIEs, Fuzhou Financing Guarantee and Shanghai Financing Guarantee, have obtained the license of conducting guarantee services. Even though we use licensed guarantee companies of our own to provide service to our financial institution partners, we may continue to engage third-party insurance companies or guarantee companies to satisfy the needs of our business. We cannot, however, assure you that our guarantee companies could provide satisfactory service to our financial institution partners from time to time, or that we will always be able to source and engage guarantee companies to our financial institution partners’ satisfaction. If we fail to source and engage guarantee companies to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate or even be suspended, and our results of operations will be materially and adversely affected. It is also possible that we have to pay a service fee to the third-party guarantee company that exceeds the reasonable market price, which will materially and adversely affect our results of operations.
As we provide guarantee services through the licensed Consolidated Affiliated Entities to our financial institution partners, or back-to-back guarantee to the third-party guarantee companies, we recognize guarantee liabilities at fair value from accounting perspective, which incorporates the expectation of potential future payments under the guarantee and take into both non-contingent and contingent aspects of the guarantee. As of December 31, 2019, 2020, and 2021 and June 30, 2022, we recorded guarantee liabilities-stand ready of RMB2,212 million, RMB4,173 million, RMB4,818 million and RMB4,539 million (US$678 million), respectively. As of December 31, 2019, 2020, and 2021 and June 30, 2022, we recorded guarantee liabilities-contingent of RMB735 million, RMB3,543 million, RMB3,285 million and RMB3,320 million (US$496 million), respectively. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities. While this evaluation process uses historical and other objective information and we have engaged a third-party independent valuer for the task, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. Given that the Credit-Tech industry is rapidly evolving, and is subject to various factors beyond our control, such as shifting trends in the market, regulatory framework, and overall economic conditions, we may not be able to accurately forecast the delinquency rate of our current target user base due to the lack of sufficient data. Therefore, our actual delinquency rate may be higher than we expected. If our credit assessment and expectations differ from actual circumstances or if the quality of the loans facilitated by us deteriorates, our

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guarantee liabilities may be insufficient to absorb actual credit losses and we may need to set aside additional provisions, which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to credit risks associated with our accounts receivable, contract assets, financial assets receivables and loans receivable.
We have a large balance of accounts receivable and contract assets as well as financial assets receivable and loans receivable during the Track Record Period. As of December 31, 2019, 2020 and 2021, and June 30, 2022, the current portion of our accounts receivable and contract assets, net was RMB2,332 million, RMB2,395 million, RMB3,097 million and RMB3,499 million (US$522 million), respectively, and the non-current portion was RMB20 million, RMB308 million, RMB223 million and RMB292 million (US$44 million), respectively. As of the same dates, the current portion of our financial assets receivable, net was RMB1,913 million, RMB3,565 million, RMB3,806 million and RMB3,619 million (US$540 million), respectively, and the non-current portion was RMB59 million, RMB645 million, RMB598 million and RMB683 million (US$102 million), respectively. Also as of the same dates, the current portion of our loans receivable, net was RMB9,240 million, RMB7,501 million, RMB9,844 million and RMB10,850 million (US$1,620 million), respectively, and the non-current portion was nil, RMB88 million, RMB2,859 million and RMB3,658 million (US$546 million), respectively. See “Financial Information — Working Capital and Discussion of Certain Key Balance Sheet Items” for details of the balance of our receivables. Such receivables and contract assets mainly arise from our on-balance sheet loans and off-balance sheet loans. See “Financial Information — On-and Off-balance Sheet Treatment of Loans” for details of the risk taking arrangements for on-and off-balance sheet loans. We have established an allowance for uncollectible receivables and contract assets based on estimates, which incorporates historical delinquency rate by vintage and other factors surrounding the credit risk of specific underlying loan portfolio. We evaluate and adjust our allowance for uncollectible receivable and contract assets on a quarterly basis or more often as necessary. The related expenses are recorded as “provision for accounts receivable and contract assets,” “provision for financial assets receivable” and “provision for loans receivable.” While our allowance and provision take into account historical and other objective information, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual credit risk is difficult to forecast, especially if such risks stem from factors beyond our historical experience, especially unforeseen risk with no historical comparable, such as the recent resurgence of COVID-19. If there is a significant rise in delinquency rate, which was impacted by a number of factors some of which are beyond our control, including the macroeconomic condition of China, or our provisions or allowances are insufficient to cover the credit loss, our business, results of operations and financial condition would be materially and adversely impacted.
The AI-powered tools that we deploy may not generate accurate results and thereby may affect our collaboration with financial institution partners. Our deployment of the AI-powered tools is also subject to evolving PRC laws and regulations, and any non-compliance or perceived non-compliance of which may affect our brand, operations and financial positions.
We deploy AI-powered tools, such as Argus Intelligent Risk Management Engine, an AI-powered engine that assesses risks spanning the loan lifecycle, including fraud detection, credit profiling and post-facilitation services, or Argus Engine, in our loan facilitation and post-loan facilitation services. Any inaccuracies in our credit scoring or risk modeling process due to the deployment of AI-powered tools may cause us not able to recommend prospective borrowers that best fit the financial institution partners’ risk appetites, which, as a result, may be used as a factor for the financial institution partners to evaluate the quality of our services. If that happens, our collaboration with financial institution partners and our business prospects and financial results may be adversely affected. Moreover, our deployment of AI-powered tools is subject to evolving PRC laws and regulations on data security, privacy and cybersecurity, among others. Any non-compliance or perceived non-compliance with the relevant laws and regulations, including any potentially biased or inappropriate decisions made by our AI-powered tools, may subject us to negative publicity, lawsuits or administrative penalties that may adversely affect our brand, operations and financial positions.

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If our ability to collect delinquent loans is impaired, or if there is actual or perceived misconduct in our collection efforts, our business and results of operations might be materially and adversely affected.
Our post-facilitation services primarily include collection services for our financial institution partners. We deploy a combination of measures to collect loan repayments, including text messages, mobile app push notices, AI initiated collection calls, human collection calls, emails or legal letters. We also engage certain third-party collection service providers from time to time, particularly after 60 days of delinquency. If either our or our third-party service providers’ collection methods, such as phone calls and text messages, are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease.
While we have implemented and enforced policies and procedures relating to collection activities by us and third-party service providers, if those collection methods were to be viewed by the borrowers or regulatory authorities as harassments, threats or as other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate, and the financial institution partners’ confidence in our platform may be negatively impacted. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan facilitation volume on our platform will decrease, and our business and the results of operations could be materially and adversely affected.
Misconduct by third-party collection service providers may adversely impact our brand, reputation and results of operations.
We adopt different collection channels, including text messages, mobile app push notices, AI-initiated collection calls, human collection calls, emails or legal letters during the collection process. We also outsource our collection to third-party collection service providers from time to time, particularly after 60 days of delinquency. To fulfill the relevant compliance requirements, we have adopted and enforced comprehensive collection policies and procedures, including close monitoring our third-party service providers, to ensure that all our collection practices are in compliance with current laws and regulations. See “Business — Credit Assessment — Collection” for more details. However, we cannot assure you that we will be able to identify and deter misconduct by the third-party collection service providers at all times. If any of the third-party collection service providers with which we collaborate commit inappropriate conducts during the collection process, we could be liable for damages or subject to regulatory actions or penalties. Additionally, any misconduct or perceived misconduct in the collection activities by the third-party collection service providers, such as the perception that the collection activities are aggressive, may have a negative impact on our brand and reputation and thereby affect our results of operations.
Misconduct, errors and failure to function by our employees, third-party service providers or borrowers could harm our business and reputation.
We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with prospective borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, it is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers, such as during the collection process, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have originated or participated

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in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. See also “— Our business is subject to complex and evolving PRC laws and regulations regarding data privacy and cybersecurity, many of which are subject to change and uncertain interpretation. Any changes in these laws and regulations have caused and could continue to cause changes to our business practices and increase costs of operations, and any security breaches or our actual or perceived failure to comply with such laws and regulations could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.”
In addition, the current regulatory regime for debt collection in the PRC remains unclear. We cannot assure you that the collection personnel that we employ or collaborate with will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for and utilize our credit or fines, penalties, administrative investigations or even criminal liabilities imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.
Furthermore, we rely on certain third-party service providers, such as user acquisition partners, marketing and brand promotion agencies, third-party payment platforms and collection service providers, to conduct our business. We enter into collaboration contracts with fixed terms with such service providers. However, we cannot assure you that we can renew such collaboration agreements once they expire, or that we can renew such agreements with the terms we desire. Such service providers may also be demanded by their investors not to work with us, or form alliances to seek better terms dealing with us. In addition, if these service providers failed to function properly or terminated the cooperation, we cannot assure you that we could find an alternative in a timely and cost-efficient manner, or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers, inability to attract borrowers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations. In the meanwhile, we cannot assure you that third-party service providers would comply with our compliance requirements at all times and would not commit wrongdoings or misconduct especially in carrying out offline marketing and promotions, failure of which may result in us facing user complaints, suffering brand and reputation damages and being subject to administrative actions. Neither can we guarantee that borrowers would not commit wrongdoings or misconduct, which, if occurs, could cause harm to our brand and reputation.
We are subject to risk of recoverability of deferred tax assets.
As of December 31, 2019, 2020 and 2021 and June 30, 2022, our deferred tax assets amounted to RMB697 million, RMB1,399 million, RMB835 million and RMB1,060 million (US$158 million), respectively. We periodically assess the probability of the realization of deferred tax assets, using accounting judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. In particular, these deferred tax assets can only be recognized to the extent that it is probably that future taxable profits will be available, against which the deferred tax assets can be utilized. However, we cannot assure you that our expectation of future earnings will materialize, due to factors beyond our control such as general economic conditions, or, negative development of the regulatory environment, in which case we may not be able to recover our deferred tax assets, which in turn could have a material adverse effect on our financial condition and results of operations.
If we fail to complete, obtain or maintain the value-added telecommunications license, other requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.
PRC regulations impose sanctions for engaging in internet information services of a commercial nature without having obtained an internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a value-added

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telecommunications service license, or the VATS license, for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets of value-added telecommunications business). These sanctions include corrective orders and warnings from the PRC telecommunication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the suspension of relevant business and the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of the Credit-Tech industry remains uncertain; it is unclear whether Credit-Tech service providers like us are required to obtain ICP license, or any other kind of VATS licenses. While one of our VIEs, Shanghai Qiyu has been operating Credit-Tech business, communicating with Shanghai Communications Administration to obtain the ICP license and preparing for the application materials since its inception in 2016, it obtained its ICP license in April 2021 primarily due to the increasingly stringent licensing and regulatory environment. In particular, the delay for Shanghai Qiyu in obtaining its ICP license was primarily because (i) the governmental authorities adopted a prudent attitude in general towards online consumer finance business and other finance-related business in the substantive license application review process, and (ii) the beneficial ownership structure of Shanghai Qiyu was complicated, which required Shanghai Qiyu to spend substantial time in communicating with the governmental authorities during the license application process. The online information services offered through the online platform is a material component of our operations, which generates the online traffic and users for our services. If our past practice were deemed to be internet telecommunications business operations without VATS licenses or we were to be required to obtain additional VATS license, the governmental authorities may levy fines up to five times of the illegal income or RMB1 million, confiscate our income, revoke our business licenses, or require us to discontinue our relevant business, and our business, results of operations, financial condition, and prospects may be materially and adversely affected.
We believe Shanghai Qiyu’s exposure to the risk of material administrative penalties is remote based on our PRC Legal Adviser’s consultation with an officer of the MIIT in September 2021, whom our PRC Legal Adviser confirms to be competent to provide the relevant confirmation, and in light of the fact that Shanghai Qiyu has obtained the ICP license and Shanghai Qiyu has not been subject to any administrative penalties in this regard during the Track Record Period and up to the Latest Practicable Date. Based on the abovementioned PRC Legal Adviser’s view, our Directors are of the view that the above situation did not and will not have a material adverse effect on our business, financial condition or results of operations.
Given the evolving regulatory environment of the Credit-Tech industry and value-added telecommunications business, we cannot rule out the possibility that the PRC government authorities will explicitly require any of our VIEs or subsidiaries of our VIEs to obtain additional ICP licenses, ODPTP licenses or other VATS licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. We could be found in violation of any future laws and regulations, or of the laws and regulations currently in effect due to changes in the relevant authorities, or interpretation of these laws and regulations. We cannot assure you that we would be able to obtain or maintain any required license, regulatory approvals or filings in a timely manner, or at all, which would subject us to sanctions, such as the imposition of fines and the discontinuation or restriction of our operations or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.
Any failure to comply with PRC property laws and relevant regulations regarding certain of our leased premises may negatively affect our business, results of operations and financial condition.
We have not registered our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed lease agreements. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.
Failure to comply with the PRC Social Insurance Law and the Regulation on the Administration of Housing Provident Funds may subject us to fines and other legal or administrative sanctions.
Companies registered and operating in China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to,

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apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. During the Track Record Period, one of our PRC subsidiaries did not complete the housing provident fund registration in a timely manner and engaged a third-party human resources agency to pay social insurance premium and housing provident funds for certain of our employees. As of the Latest Practicable Date, we have completed the housing provident fund registration for such subsidiary. As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may be deemed to be non-compliant with such laws and regulations in China, which, if occurs, may subject us to obligations to provide additional compensation to our employees, labor disputes or government investigations. As a result, our business, financial condition and results of operations could be adversely affected. Our PRC Legal Adviser has consulted with the relevant local authorities, which confirmed that such arrangement is practically acceptable. Nevertheless, there is no assurance that we will not be ordered by the competent labor authorities for rectification and failure to comply with such orders may subject us to administrative fines.
Some of the loans facilitated through our platform are funded by and disbursed indirectly through trusts under trust arrangements among financial institution partners, trust companies and us. If all or part of the funds in the trusts are not disbursed to borrowers as loans and the funds in the trusts do not generate the expected returns to the financial institution partners within a specified time frame, we could be obligated to make up the difference between the expected return and the actual return. As a result, our financial conditions may be adversely affected.
As mutually agreed upon by us and a small number of financial institution partners pursuant to their internal business requirements and procedures, some of the loans facilitated through our platform are funded by and disbursed indirectly through trusts, which also provide us with more flexibility to utilize the funds from the trusts for loan facilitation within the specified time frame and are in line with the industry norms. For such trust arrangements, we assume variable economic benefits or losses of the trusts. Because the financial institutions partners are typically entitled to receive repayment of the funds initially provided plus return from the trusts under the trust arrangements, if all or part of the funds in the trusts are not disbursed to borrowers as loans and do not generate the expected return to the financial institution partners within a specified time frame, we could be obligated to make up the difference between the expected return and the actual return to the financial institution partners. During the Track Record Period, there had not been any such difference in return and we had not been obligated to pay the financial institution partners any such difference. However, we cannot assure you that we will not be obligated to make up any such difference in the future. If the foregoing occurs in the future, our financial conditions may be adversely affected.
We and certain of our current and former directors or officers were, and in the future may be, named as defendants in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
We and certain of our current and former directors or officers were named as defendants in a putative shareholder class action filed in federal court, captioned In re 360 DigiTech, Inc. Securities Litigation, No. 1:21-cv-06013 (U.S. District Court for the Southern District of New York, amended complaint filed on January 14, 2022). This case was purportedly brought on behalf of a class of persons who purchased our securities between April 30, 2020 and July 8, 2021 and who allegedly suffered damages as a result of alleged misstatements and omissions in our public disclosure documents in connection with our compliance and data collection practices. On January 14, 2022, Lead Plaintiff filed an Amended Complaint. On March 15, 2022, we filed a motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on May 31, 2022. In July 2022, the Court granted our motion to dismiss the Amended Complaint without prejudice, and granted Plaintiffs leave to replead by September 26, 2022. On September 26, 2022, Lead Plaintiff notified the Court that he does not intend to file a Second Amended Complaint. The court entered an order of judgment in favor of Defendants in September 2022, and Plaintiff’s deadline to appeal the judgment has now lapsed. We consider the case to effectively be closed. For details of this case, please also see “Business —Legal Proceedings and Compliance.” We may also face new legal proceedings, claims and investigations in the future.

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The existence of such cases and any adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our Shares and/or ADSs. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our Company, all of which could harm our business. We also maybe subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results. In addition, it has come to our knowledge that Mr. Zhou Hongyi, or Mr. Zhou, the chairman of the board of directors of the Company, or the Board was named as one of the defendants in a putative securities class action lawsuit filed in the U.S. District Court for the Southern District of New York against, among others, Qihoo 360 Technology Co. Ltd., a formerly NYSE-listed company, or Qihoo 360 Technology, in which Mr. Zhou held the position of chief executive officer. Plaintiffs alleged that shareholders were misled by alleged misrepresentations and omissions in connection with Qihoo 360 Technology’s going-private transaction. As the case remains in its preliminary stage, we cannot predict its outcome at this time. If defendants in this case are unable to have the case dismissed or settled on favorable terms, or if the case results in negative publicity about Mr. Zhou, our reputation and the public’s perception of us may be negatively impacted.
Our investments in and capital supports to the joint venture company that we established for the construction of our regional headquarter and affiliated industrial park may occupy a portion of our working capital.
In October 2020, we established Shanghai 360 Changfeng Technology, Co., Ltd., or 360 Changfeng, a joint venture company in Shanghai, China through Shanghai Qiyu, to build our regional headquarters and the affiliated industrial park for our future operations. Currently, we hold 70% of the equity interests in 360 Changfeng and are the controlling shareholder, with the remaining 30% held by an independent third party. We have consolidated the financial condition and results of operations of 360 Changfeng on our financial statements beginning in the fiscal year of 2021 and it became our consolidated subsidiary. The construction project that the joint venture company operates is capital intensive. Pursuant to the joint venture agreement, the shareholders of the joint venture company will contribute initial funding for the acquisition of land use rights, while funds required for subsequent developments will be mainly supplied through external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership. See also “Business — Properties.” As of June 30, 2022, a total of RMB1.0 billion were contributed by the shareholders to acquire land use rights, of which RMB0.3 billion was funded by the independent third party. Additionally, 360 Changfeng has entered into a facility agreement with a commercial bank in China to finance its operations and the construction project, pursuant to which the commercial bank agreed to extend a loan facility in an aggregate amount of up to RMB1.0 billion, which requires the subsidiary’s registered capital to be paid in the same proportion of the total facility used. Currently, our investments in and capital supports to 360 Changfeng has not had a material adverse impact on our working capital. However, if it requires further capital contributions or funding from us in the future, our working capital position could be negatively impacted. In addition, if it defaults in its repayment obligations in any debt financings, it may incur additional liabilities or be involved in legal proceedings, which may adversely affect our results of operations, cash flow positions and reputations.
RISKS RELATED TO CORPORATE STRUCTURE
If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Foreign ownership of internet-based businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. Although the Administrative Rules on the Foreign-invested Telecommunications Enterprises recently promulgated by the State Council in May 2022 lifted the prior requirement that the primary foreign investor in a foreign invested value-added telecommunications enterprise must have a good track record and operational experience in the value-added telecommunications

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industry, there remain restrictions on foreign investments in value-added telecommunication businesses. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) which became effective on January 1, 2022 and replaced the negative list in the Special Management Measures for the Access of Foreign Investment (2020 version), and other applicable laws and regulations.
We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises. Therefore, we operate our Credit-Tech businesses in China through our VIEs and their subsidiaries, in which we have no ownership interest. Our PRC subsidiaries have entered into a series of contractual arrangements with our VIEs and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “History and Corporate Structure.” One of our VIEs, Shanghai Qiyu, has been operating our Credit-Tech business, including, among others, operations of our 360 Jietiao since its incorporation and has obtained and held the ICP license according to relevant PRC laws and regulations. See “Regulatory Overview — Regulations on Foreign Investment Restrictions — Regulations on value-added telecommunications services.” The subsidiary of Shanghai Qiyu, Fuzhou Microcredit, which also provides loans through 360 Jietiao, has obtained a micro-lending license from the relevant competent local authorities.
[REDACTED] in our Shares or ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in our Cayman Islands holding company. Our holding company in the Cayman Islands, our VIEs and their subsidiaries, and [REDACTED] in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and our Company as a group.
In the opinion of our PRC Legal Adviser, the Contractual Arrangements are in compliance with PRC laws and regulations currently in effect. However, our PRC Legal Adviser has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC Legal Adviser.
It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our Company, our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant government authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our VIEs, revoking the business licenses or operating licenses of our VIEs or Shanghai Qiyue Information & Technology Co., Ltd., or our WFOE, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of [REDACTED] from our offshore [REDACTED] to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of our VIEs, or our failure to receive economic benefits from our VIEs, we may not be able to consolidate their results into our consolidated financial statements in accordance with accounting principles generally accepted in the United State, or U.S. GAAP, and our Shares or ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs, which contributed 93%, 97% and 92% of our total net revenue in 2019, 2020 and 2021, respectively.

RISK FACTORS

Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.
We may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses.
Dispositions may also involve continued financial involvement in the divested business, such as through guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside of our control could affect our future financial results. We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.
Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of or spin off, finding buyers for them (or the equity interests in them to be sold) and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.
We have applied for[, and the Hong Kong Stock Exchange has granted,] a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to list a subsidiary entity on the Hong Kong Stock Exchange within three years of the [REDACTED]. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three year period subsequent to the [REDACTED].
RISKS RELATED TO DOING BUSINESS IN CHINA
The ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or completely investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your [REDACTED].
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB

RISK FACTORS

issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively listed 360 DigiTech, Inc. as a “Commission-Identified Issuer” following the filing of our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities. Our Directors are of the view that the listing of 360 DigiTech, Inc. as a Commission-Identified Issuer by the SEC for the first time in May 2022 does not have an immediate impact on our status as a company listed on the Nasdaq, the [REDACTED] and our business operations.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MOF, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will be able to conduct inspections of PCAOB-registered public accounting firms headquartered in China before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. Although we expect to [REDACTED] our Shares on the Hong Kong Stock Exchange and the ADSs and Shares are fully fungible, we cannot assure you that an active trading market for our Shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our Shares and ADSs are prohibited from trading in the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Shares and ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then the ADSs could be prohibited from trading in the United States in 2023.
Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your [REDACTED].
The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenue in Renminbi. Under our current corporate structure, our Company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the shareholders of our Company who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.
In recent years, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process were put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government

RISK FACTORS

may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.
RISKS RELATED TO OUR SHARES, ADSs AND THE [REDACTED]
As a company applying for [REDACTED] under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
As we are applying for [REDACTED] under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the [REDACTED], we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Codes on Takeovers and Mergers and Share Buybacks issued by the Securities and Futures Commission of Hong Kong, or the Takeovers Codes, and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.
Our second amended and restated memorandum and articles of association, as adopted by a special resolution passed on October 22, 2018 and effective on December 14, 2018, or Articles of Association, are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. We will put forth resolutions to our shareholders at the first general meeting to be convened by us within six months after the [REDACTED] to put forth for voting, amongst others, the amended Articles of Association to be adopted by our Company, or the First GM, following the [REDACTED] to amend certain provisions of our Articles of Association in order to comply with the relevant Hong Kong Listing Rules.
Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary [REDACTED] in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and memorandum and articles of association and our incurring of incremental compliance costs.
Techniques employed by short sellers may drive down the market price of our Shares or ADSs.
Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding relevant issuers and their business prospects in order to create negative market sentiment or momentum and generate profits for themselves after selling securities short.
Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits or SEC enforcement actions.

RISK FACTORS

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any [REDACTED] in our Shares or ADSs could be greatly reduced or rendered worthless.
The different characteristics of the capital markets in Hong Kong and the United States may negatively affect the trading prices of our Shares and/or ADSs.
Upon the [REDACTED], we will be subject to Hong Kong and United States regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Shares and the ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of the ADSs may not be indicative of the trading performance of our Shares after the [REDACTED].
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or Hong Kong courts.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our Directors have discretion under our Articles of Association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

RISK FACTORS

Provisions of our rights agreement could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders.
In June 2022, we implemented a defense mechanism against potential hostile takeovers through a shareholder rights plan pursuant to a rights agreement. The shareholder rights plan will be accounted as dividend in our financial statements. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our Board prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding shares. As the shareholder rights plan generally allows shareholders, except for the acquirer who triggers the exercise of rights, to purchase additional shares at significantly discounted market price, the potential dilution effect is dependent on the number of shares purchased by the acquirer and other factors related to the acquisition, and may not be estimated at this time. In addition, the existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the Shares or ADSs.
We have granted, and may continue to grant, share incentive awards, which may cause shareholding dilution to our existing shareholders and result in increased share-based compensation expenses.
In May 2018 and November 2019, we adopted our 2018 share incentive plan, or the 2018 Plan, and the 2019 share incentive plan, or the 2019 Plan, respectively, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Plan was later amended in November 2019, and the 2019 Plan was later amended in August 2020. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2018 Plan and 2019 Plan, we are authorized to grant options to purchase ordinary shares of our Company, restricted shares and restricted share units. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan is 25,336,096. The maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is 17,547,567, and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2021 for four consecutive fiscal years or such lesser amount as determined by our Board. As of February 28, 2022, Shares underlying the options that have been granted and are outstanding under the 2018 Plan totaled 2,833,958 and Shares underlying the options and restricted share units that have been granted and are outstanding under the 2019 Plan amounted to 17,048,330. For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, we incurred share-based compensation expenses of RMB250 million, RMB301 million, RMB254 million, RMB127 million and RMB99 million (US$15 million), respectively. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. Issuance of Shares with respect to such share-based payment may dilute the shareholding percentage of our existing shareholders. Expenses incurred with respect to such share-based payment may also increase our operating expenses and therefore have a material and adverse effect on our financial performance.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information in the Listing Application relating to selected aspects of our history and corporate structure.
OVERVIEW
Since inception, our Company has been operating the Credit-Tech platform in China which enables an effective match between credit demand and supply by offering Credit-Tech services. As a spin-off from the 360 Group, we started operating independently in July 2016, when Shanghai Qibutianxia Information Technology Co., Ltd., or Shanghai Qibutianxia (formerly known as Beijing Qibutianxia Technology Co., Ltd.), incorporated Shanghai Qiyu.
In March 2017, Fuzhou Microcredit was founded and obtained the approval to conduct online micro-lending business. In June 2018, Fuzhou Financing Guarantee was founded and obtained the license to provide financing guarantee services.
In April 2018, we were incorporated in the Cayman Islands as an offshore holding company under our former name, 360 Finance, Inc., to facilitate our financing and offshore listing on Nasdaq. In May 2018, all shareholders of Shanghai Qibutianxia adopted a unanimous resolution to reorganize for offshore listing and determine to spin off the Credit-Tech service, micro-lending as well as related financing guarantee businesses, which were operated by Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee, all of which are our Consolidated Affiliated Entities. We conduct our business in the PRC through our subsidiaries and variable interest entities.
During the reorganization process we issued ordinary shares and preferred shares to the beneficial owners of Shanghai Qibutianxia in exchange for the contribution of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee. In addition, we have incorporated a wholly-owned subsidiary, HK Qirui International Technology Company Limited, or HK Qirui, as our offshore holding company in Hong Kong and further incorporated a wholly-owned subsidiary in China, Shanghai Qiyue, which is also referred to as our WFOE.
KEY MILESTONES
Our key business milestones are summarized below:
Date	Event
2016	We started operating independently from the 360 Group subsequent to the establishment of Shanghai Qiyu in July.
2017	In March, Fuzhou Microcredit was established and obtained the approval to conduct online micro-lending business.
2018	We officially launched the capital-light model in May.
In June, Fuzhou Financing Guarantee was established and later obtained the license to provide financing guarantee services.
On December 14, 2018, the ADSs commenced trading on Nasdaq Global Market under the symbol “QFIN.”
2019	In January, Shanghai Financing Guarantee obtained the license to conduct financing guarantee business.
In May, we won the Achievement in Credit Risk Management Award given by the Asian Banker.
We launched the Intelligence Credit Engine (ICE) in August, an open platform that offers financial institution partners intelligent marketing services.
In September, we were approved by the PBOC to access the Credit Reference Center.
We were the first group to join the anti-fraud alert platform led by the MPS in October.

HISTORY AND CORPORATE STRUCTURE

Date	Event
2020	In June, we were among the first group to pass the filing with National Internet Finance Association of China for mobile finance app.
We changed our name to 360 DigiTech in August, to better reflect our focus on technology empowerment.
On November 19, 2020 the ADSs were transferred from the Nasdaq Global Market to begin trading on the Nasdaq Global Select Market.
We launched our innovative “embedded finance” model.
2021
In February, we obtained the ISO/IEC 27001:2013 certificate in recognition of our information security management system.
In July, we were awarded “China’s Best Credit-Tech Services”, “China’s Best Implementation in Anti-Fraud Technology of the Year” and “China’s Best Technological Implementation in Risk Data and Analysis of the Year” at the China Country Awards 2021 by The Asian Banker.
In November, we were awarded “New Champions 2021 — Excellence in agile business governance” by the World Economic Forum, being Asia’s only award-winning corporation at the New Champion Awards 2021.
Our total cumulative loan facilitation volume reached RMB930 billion. We have accumulated 119 financial institutional partners and our total cumulative registered users reached 188 million by December 2021.

2022	In January, we obtained the ISO/IEC 27701:2019 certificate in recognition of our privacy information management system.

HISTORY AND CORPORATE STRUCTURE

CORPORATE STRUCTURE
Our corporate structure
For illustrative purposes, we summarize our corporate group structure in the diagram below, including our principal subsidiaries and consolidated affiliated entities as at September 30, 2022:

Notes:
(1)
Each of Shanghai Qiyu and Fuzhou Financing Guarantee is wholly owned by Shanghai Qibutianxia. Shanghai Qibutianxia is owned as to 65.74% by Tianjin Qixinfukong Technology Co., Ltd. (“Tianjin Qixinfukong”), which is in turn owned as to 84.95% by Tianjin Qixinzhicheng Technology Co., Ltd., a company of which Mr. Zhou is an executive director and the largest shareholder with 17.38% equity interest (“Tianjin Qixinzhicheng”). For further details of the respective shareholdings of Shanghai Qibutianxia and Tianjin Qixinfukong, please refer to footnotes (3) and (4) below.

(2)
Shanghai Financing Guarantee is owned as to 80% and 20% by Beijing Zhongxin Baoxin Technology Co., Ltd. and Beijing Qicaitianxia Technology Co., Ltd., respectively, which are in turn wholly owned by Shanghai Qibutianxia. For details of the shareholding of Shanghai Qibutianxia, please refer to footnote (3) below.

(3)
Shanghai Qibutianxia is owned as to 65.74% by Tianjin Qixinfukong and 7.26% by Beijing Qiruitiancheng Investment Centre (Limited Partnership), a company indirectly controlled by Tianjin Qixinfukong. For details of the shareholding of Tianjin Qixinfukong, please refer to footnote 4 below. In addition, Shanghai Qibutianxia is owned as to 5.97% by Shanghai Binjie Enterprise

HISTORY AND CORPORATE STRUCTURE

Management Service Partnership (Limited Partnership), 3.13% by Gongqingcheng Zhongcai Qihu Financial Holding Internet Industry Investment Centre (Limited Partnership), 2.87% by Gongqingcheng Zhongcai Qihu Financial Holding Phase II Internet Industry Investment Centre (Limited Partnership), 2.25% by Gongqingcheng Zhongcai Qihu Financial Holding Phase III Internet Industry Investment Centre (Limited Partnership), 1.15% by Beijing Hexiechengzhang Investment Centre (Limited Partnership) , 1.12% by Suzhou Wuyuetianxia Venture Capital Centre (Limited Partnership) , 1.12% by Beijing Ruifeng Investment Management Co., Ltd. and 1.01% by Gongqingcheng Hening Investment Management Partnership (Limited Partnership) . The remaining equity interests in Shanghai Qibutianxia are owned by 16 other shareholders each holding less than 1% of the total equity interests of Shanghai Qibutianxia, all of which are independent third parties.
(4)
Tianjin Qixinfukong is owned as to 84.95% by Tianjin Qixinzhicheng, 7.13% by Mr. Zhou, 3.00% by Shanghai Guanying Enterprise Management Partnership (Limited Partnership), a company indirectly controlled by Mr. Zhou’s spouse, 1.90% by Mr. Qi Xiangdong, an independent third party, 1.66% by Tianjin Juxin Equity Investment Partnership (Limited Partnership) and 1.35% by Tianjin Tianxin Equity Investment Partnership (Limited Partnership), both of which are independent third parties.

(5)
In order to streamline and consolidate the operation of the financing guarantee business of the Group, the Group plans to conduct all financing guarantee business of the Group through Fuzhou Financing Guarantee, and phase out Shanghai Financing Guarantee.

Significant Subsidiaries and Operating Entities
As of September 30, 2022, we conducted our business operations across our eight significant subsidiaries, which include HK Qirui International Technology Limited, Shanghai Qiyue Information & Technology Co., Ltd., Shanghai Qidi Information Technology Co., Ltd., Beihai Qicheng Information & Technology Co., Ltd., Shanghai Qiyu Information & Technology Co., Ltd., Fuzhou 360 Online Microcredit Co., Ltd., Fuzhou 360 Financing Guarantee Co., Ltd., and Shanghai 360 Financing Guarantee Co., Ltd. (now known as Shanghai Qiyaoxin Technology Co., Ltd.), or our Significant Subsidiaries. Their principal business activities and dates of establishment are shown below:
Name of company	Principal business activities	Date and jurisdiction of establishment	Share capital/ registered capital
HK Qirui International Technology Limited	Investment holding	June 14, 2018, Hong Kong	USD100,000
Shanghai Qiyue Information & Technology Co., Ltd.	Investment holding	August 7, 2018, PRC	USD5,000,000
Shanghai Qidi Information Technology Co., Ltd.	Investment holding	June 27, 2019, PRC	USD1,000,000
Beihai Qicheng Information & Technology Co., Ltd.	Financial Technology	August 6, 2019, PRC	RMB10,000,000
Shanghai Qiyu Information & Technology Co., Ltd.	Credit-Tech	July 25, 2016, PRC	RMB4,303,039,074
Fuzhou 360 Online Microcredit Co., Ltd.	Micro-lending	March 30, 2017, PRC	RMB5,000,000,000
Fuzhou 360 Financing Guarantee Co., Ltd.	Financing Guarantee Services	June 29, 2018, PRC	RMB4,600,000,000
Shanghai 360 Financing Guarantee Co., Ltd. (now known as Shanghai Qiyaoxin Technology Co., Ltd.)*	Financing Guarantee Services*	May 20, 2019, PRC	RMB300,000,000

Note:
*
The Group will streamline and consolidate the operation of the financing guarantee business of the Group, and certain changes have been made to this entity.

Major Acquisition and Disposal
We have not conducted any major acquisition or disposal during the Track Record Period.

HISTORY AND CORPORATE STRUCTURE

Listing on Nasdaq
On December 14, 2018, we listed the ADSs on the Nasdaq Global Market under the symbol “QFIN.” On November 19, 2020, the ADSs were transferred from the Nasdaq Global Market to, and began trading on, the Nasdaq Global Select Market. Since the date of our listing on Nasdaq and up to the Latest Practicable Date, our Directors confirm that we had no instances of non-compliance with the rules of Nasdaq in any material respects and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to [REDACTED] attention in relation to our compliance record on Nasdaq.
We believe that the [REDACTED] on the Hong Kong Stock Exchange will present us with an opportunity to further expand our [REDACTED] base and broaden our access to capital markets.
Shareholding Structure
The following diagram illustrates our shareholding structure (excluding 2,910,315 Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our 2018 Plan and 2019 Plan, or collectively, Share Incentive Plans) as of September 30, 2022:

Notes:
(1)
See “Major Shareholders” for further details on the voting rights and the beneficial ownership of our Directors and executive officers as a group, FountainVest China Capital Partners GP3 Ltd., Morgan Stanley and other shareholders.

(2)
Based on a Schedule 13G filed by Morgan Stanley as a parent holding company jointly with Morgan Stanley Investment Management Company and Morgan Stanley Investment Funds, on February 11, 2022.

HISTORY AND CORPORATE STRUCTURE

The following diagram illustrates our shareholding structure immediately upon the completion of the [REDACTED] (excluding the Shares issued and reserved for future [REDACTED] upon the exercising or vesting of awards granted under the Share Incentive Plans, and assuming all major shareholders’ shareholdings remain unchanged as of the Latest Practicable Date, the [REDACTED] is not exercised, and no additional Shares are [REDACTED] under the Share Incentive Plans):

Notes:
(1)
Please refer to the details contained in Note (1) above.

(2)
Please refer to the details contained in Note (2) above.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

The information presented in this section, unless otherwise indicated, is derived from various official government publications and other publications, and from the iResearch Report, a market research report prepared by iResearch, which was commissioned by us. The information from official government sources has not been independently verified by us, the Joint Sponsors, the [REDACTED], the [REDACTED], the [REDACTED] or any of our or their respective directors, officers, representatives, employees, agents or professional advisers, or any other person or party (except iResearch) involved in the [REDACTED], and no representation is given as to the completeness, accuracy, or fairness of such information.

SOURCE OF INFORMATION
We commissioned iResearch, a PRC-based independent market research institution that provides consumer insights and market data to companies in various industries, including Credit-Tech, mobile internet, big data, information technology, e-commerce and advertising, among others. We have agreed to pay a fee of RMB750,000 to iResearch in connection with the preparation of the iResearch Report. We have extracted certain information from the iResearch Report in this section, as well as in “Business” and elsewhere in this document to provide our potential [REDACTED] with a more comprehensive presentation of the industry where we operate.
During the preparation of the iResearch Report, iResearch performed both primary and secondary research, and obtained knowledge, statistics, information, and industry insights on the industry trends of the Credit-Tech industry in China. Primary research was conducted via interviews with key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly available data sources, such as the PRC National Bureau of Statistics, other government departments and various industry associations, publications and studies by industry experts, public company annual and quarterly reports, iResearch’s other research reports, online resources and data from iResearch’s research database.
iResearch’s projection on the size of the related markets in China takes into consideration various factors, including (i) historical market size data, (ii) the public filings of, and other publicly available information regarding Credit-Tech platforms, and (iii) iResearch’s views and estimates of industry developments. iResearch has prepared the iResearch Report on the assumptions that (i) the social, economic and political environments of China will remain stable during the forecast period, which ensures a sustainable and steady development of China’s Credit-Tech industry, (ii) the COVID-19 pandemic is likely to pose short-term impact on China’s economy and the Credit-Tech industry, and the short-term impact of the COVID-19 pandemic has been taken into consideration in the iResearch Report, (iii) the data quoted from authoritative agencies remain unchanged, (iv) related key industry drivers remain relevant and applicable in the forecast period, and (v) there will be no subversive changes to the related industries.
iResearch believes that the basic assumptions used in preparing the iResearch Report, including those used to make future projections, are factual, correct and not misleading. The information and data collected by iResearch have been analyzed, assessed, and validated using iResearch’s in-house analysis models and techniques, but the reliability of the iResearch Report may be affected by the accuracy of the foregoing assumptions and factors.
OVERVIEW OF THE CREDIT-TECH INDUSTRY IN CHINA
Credit technology services, or Credit-Tech, refer to using advanced or innovative technologies, business models and operational solutions to empower and enhance credit services, which is characterized by distinguished efficiency and quality. The Credit-Tech industry in China evolves from the traditional credit industry, and compared to traditional credit solutions, Credit-Tech services feature broader borrower outreach, enhanced credit assessment, improved operating efficiency, and more accessible and convenient user experience.

INDUSTRY OVERVIEW

Challenges Faced by the Traditional Credit Industry in China
Financial institutions in the traditional credit industry face a number of challenges that hinder them from meeting consumers and SMEs’ increasingly sophisticated credit demands. From the demand perspective, consumers in need of credit, particularly those who have limited credit history, are calling for efficient financing solutions that offer a high level of flexibility in loan principal amounts, tenors, drawdown frequencies and repayment arrangements to fulfill their financial needs. Meanwhile, SMEs are in grave need of versatile financing solutions to fuel their growth, but generally have difficulty in securing debt financing in the traditional credit industry due to the lack of strong credit profiles, sufficient operating track record, and eligible collateral assets.
These unmet needs for credit impose challenges on the supply end, and financial institutions in the traditional credit industry find it difficult to keep up with such challenges. Financial institutions are challenged to find a cost-efficient way to extend services to such an expansive base of unserved or underserved prospective borrowers. Also, it is challenging for financial institutions to equip themselves with strong technology capabilities, especially in the areas of AI and data analytics, credit profiling and risk-based pricing, to (i) effectively discern the portion of consumers and SMEs that are creditworthy for credit lines approval; (ii) launch diversified products that can dynamically balance pricing, loan tenor and principal, among others, in response to different and evolving borrowers needs and credit profiles; (iii) conduct effective credit assessment and control asset quality of the loan portfolios on a continual basis; and (iv) streamline operations and deliver convenient, transparent and intuitive services to satisfy borrowers’ heightened expectations. Therefore, a large number of consumers and SMEs are unable to obtain sufficient credit, if at all, from traditional financial institutions to fulfill their financing needs in consumption and other life or business settings.
Benefits Brought by the Credit-Tech Industry
Aiming to solve these challenges in the traditional credit industry, Credit-Tech platforms emerged to reshape the credit industry as well as the relationships among the market players with innovative products and service offerings. Credit-Tech platforms leverage robust data analytics and other advanced technology capabilities to optimize each aspect of the credit services. Main benefits brought forth by Credit-Tech to the credit industry primarily manifest in user acquisition, credit assessment, fund matching and post-facilitation services.
•
User acquisition.   Enabled by advanced data analytics, Credit-Tech platforms identify the diversified needs of consumers and SMEs and acquire quality users effectively via multi-channels such as targeted online advertising, collaborations with other internet platforms with rich consumption scenarios and heavy user traffic, and offline sales efforts;

•
Credit assessment.   Credit-Tech platforms conduct preliminary credit assessment by using credit profiling models and risk-based pricing models, and empower financial institutions to carry out final risk management and pricing in line with their own risk-management policies and protocols and make the ultimate lending decisions;

•
Fund matching.   Empowered by robust data analytics, Credit-Tech platforms can effectively grasp and evaluate each borrower’s diversified needs and credit risks, and can efficiently refer them to suitable financial institutions in line with the financial institutions’ risk preference and funding protocols, thereby seamlessly matching credit demand and fund supply; and

•
Post-facilitation services.   Following loan principal disbursement, Credit-Tech platforms carry out ongoing post-facilitation credit assessment, monitor and manage potential overdue risks, and improve collection strategies and efficiency.

SIZE OF THE CREDIT-TECH MARKET IN CHINA
With the development of China’s economy and technology, the Credit-Tech industry has witnessed rapid growth in recent years and is expanding with growing maturity and enhanced regulatory compliance. Credit-Tech has become an effective way to provide borrowers with access to comprehensive and convenient credit services, as well as empowering financial institutions with technology capabilities.

INDUSTRY OVERVIEW

Credit-Tech industry originated from serving consumers and the consumer Credit-Tech market remains a significant segment in the Credit-Tech industry of China. While SME loans typically carry a much larger principal amount in comparison with consumer loans, the SME Credit-Tech market has a much shorter history as compared with the consumer Credit-Tech market. With insights and experience accumulated from serving consumers, Credit-Tech platforms have been gradually expanding their services to SMEs in recent years.
The size of the consumer Credit-Tech market in China measured by total outstanding loan balance increased from RMB1.4 trillion in 2017 to RMB5.2 trillion in 2021 at a compound annual growth rate, or a CAGR, of 38.2%, and is expected to reach RMB8.1 trillion in 2026, representing a five-year CAGR of 9.2% between 2021 and 2026, according to iResearch.
Consumer Credit-Tech Market in China

Source: iResearch Report
Notes:
(1)
The size of the consumer Credit-Tech market in China refers to the total outstanding balance of online consumer loans offered by traditional financial institutions and Credit-Tech platforms.

(2)
In calculating the market size of the consumer Credit-Tech market, interest-free services of Ant Credit Pay or JD Baitiao are not taken into account. Ant Credit Pay and JD Baitiao are products similar to bank’s credit cards, which can be used for payment by eligible borrowers within their lines of credit. Such borrowers usually enjoy a one-month interest-free period after payment. Because the actual lending activity does not occur until such borrowers select a loan tenor, the interest-free service of Ant Credit Pay and JD Baitiao is not included in the calculation of the total outstanding loan balance.

The size of the SME Credit-Tech market in China measured by total outstanding balance of loans with approved credit line below RMB1 million increased from RMB1.2 trillion to RMB6.0 trillion between 2017 and 2021, representing a CAGR of 49.5%, and is expected to further increase to RMB27.6 trillion in 2026, representing a five-year CAGR of 35.9% between 2021 and 2026, according to iResearch.

INDUSTRY OVERVIEW

SME Credit-Tech Market in China

Source: iResearch Report
Note:
(1)
The size of the SME Credit-Tech market in China refers to the total outstanding balance of online SME loans with approved credit line below RMB1 million offered by traditional financial institutions and Credit-Tech platforms.

BUSINESS MODELS UNDER LOAN FACILITATION SERVICES IN THE CONSUMER CREDIT-TECH MARKET
Based on the different sources of funding, credit services in the consumer Credit-Tech industry can be categorized into loan origination and loan facilitation. In loan origination, Credit-Tech platforms and financial institutions use their own fund for lending to borrowers. In contrast, in loan facilitation, Credit-Tech platforms partner with financial institutions in offering borrower acquisition, credit assessment, fund matching and post-facilitation services.
Consumer loan facilitation services are offered under either the capital-heavy model (also known as the credit-driven model) or the capital-light model (also known as the platform model). Under the capital-heavy model, Credit-Tech platforms either contribute a certain share of fund or provide guarantee to financial institutions against potential borrower default, and therefore takes on credit risks. In contrast, under the capital-light model, Credit-Tech platforms do not contribute fund nor take credit risks.
In recent years, several leading Credit-Tech platforms in the consumer Credit-Tech industry have taken the lead in the transformation into the capital-light model. According to iResearch, the proportion of the capital-light model in the consumer loan facilitation business measured by total outstanding loan facilitation balance increased from 11.2% in 2018 to 38.7% in 2021. With the improvement of technological capacities, accumulation of business experience, optimization of risk management model, and deepened cooperation with financial institutions, these Credit-Tech platforms have won the trust of financial institutions, and the proportion of risks that need to be taken by them gradually decreases. The proportion of the capital-light model in the consumer loan facilitation business measured by total outstanding loan facilitation balance is expected to further increase to 65.0% in 2026, according to iResearch.

INDUSTRY OVERVIEW

Business Models of Loan Facilitation Services in China’s Consumer
Credit-Tech Market

Source: iResearch Report
Note:
(1)
The percentage figures represent the proportion of the total outstanding loan balance for loan facilitation services in the consumer Credit-Tech market attributable to capital-light model and capital-heavy model, respectively.

MARKET DRIVERS OF CREDIT-TECH INDUSTRY IN CHINA
China’s Credit-Tech industry is primarily driven by the following market opportunities.
Rising Spending Power and Growing Consumer Market Fuel the Growth of the Consumer Credit-Tech Industry
From 2017 to 2021, the total personal disposable income in China increased rapidly with a five-year CAGR of 7.8%. The consumption expenditure in China grew in parallel with the total personal disposable income. According to iResearch, the average consumption per capita is projected to increase from RMB24,100 in 2021 to RMB36,505 in 2026, representing a CAGR of 8.7%. At the same time, the outstanding balance of China’s consumer loans (excluding house loans) increased from RMB10.9 trillion in 2017 to RMB17.0 trillion in 2021, with a CAGR of 11.9%. The growth rate of consumer loans is higher than the growth rate of average consumption per capita from 2017 to 2021, indicating Chinese residents’ improved acceptance of consumer loan products. The increasing spending power and the Chinese residents’ improved acceptance of consumer loan products are expected to boost the vitality of the consumer Credit-Tech services, which represent a convenient and flexible means for consumptions in China.
Consumer Credit-Tech services provide consumers with a flexible means to finance their consumptions and can ease the liquidity constraint of consumers who have consumption demands but temporarily lack sufficient funds. With the continuous growth in the level of consumer expenditure and the diversification of consumption scenarios, consumer Credit-Tech services have received increasing popularity among consumers. According to iResearch, the penetration of Credit-Tech services in consumption scenarios is expected to further increase.
Digitalization Underpins Rapid Development of Financial Technology Platforms
China has entered the digital era characterized by the deepened penetration of the internet and mobile phones that boosted the digital transformation of residents’ daily lives. The number of mobile phone internet users in China is growing rapidly, from 750 million in 2017 to 1.03 billion in 2021, accounting for 72.8% of the total population of China in 2021. According to iResearch, the number of mobile phone internet users in China is projected to reach 78.3% of the total population of China in 2026. As consumers’ uptake on digital channels increases, their needs and expectations with respect to easy-to-access financial services offered through online

INDUSTRY OVERVIEW

platforms are also rising, requiring financial services players to develop and enhance technology capabilities in order to capture users’ evolving demand, acquire users and improve user experience.
Favorable Government Policies Have Been Implemented to Promote SME Loans to Assist Underserved SMEs
Currently, there is a wide gap between the economic contribution of SMEs and the level of financing support that they receive from financial institutions. SMEs in China contributed about 60% of China’s GDP, more than 50% of tax payments, more than 70% of technological innovations and more than 80% of employment in urban areas. However, as of the end of 2021, SME loans accounted for only 41% of total corporate loans in terms of outstanding loan balance, which is not proportionate to the economic contribution by SMEs. Driven by policy tailwinds, the future development of the SME Credit-Tech market is promising. The relevant government authorities in China have issued various guidance and measures to promote inclusive lending to SMEs. For example, in April 2019, the General Office of the CPC Central Committee and the General Office of the State Council issued the Guiding Opinions on Promoting the Healthy Development of Small and Medium-Sized Enterprises, which require relevant government authorities to refine policies to provide greater access to credit services for small and medium-sized enterprises. In June 2020, the PBOC, the CBIRC, the MOF, the NDRC and the MIIT jointly issued the Notice on Increasing Credit Loan Support for Micro- and Small-Enterprises, pursuant to which local corporate banking institutions are encouraged to optimize risk assessment in evaluating credit applications of SMEs, deploy big data, cloud computing and other financial technologies to improve their risk assessment and management capabilities and control interest rates for loans extended to SMEs. More recently, in April 2022, the CBIRC issued the Notice to Further Strengthen Credit Support for the Development of Micro- and Small-Enterprises in 2022, which requires financial institutions to further develop credit services to SMEs through Credit-Tech and product innovations, among others. Such government policies and measures are designed to address the financing difficulties encountered by SMEs, and are expected to promote the growth in the scale of SME loans and further unleash the potentials in the SME Credit-Tech market.
Development of Frontier Technologies Enables Increasingly Comprehensive Technology Services
A new generation of cutting-edge technologies manifested by data analytics and AI expand the ammunition of Credit-Tech platforms, empowering them to innovate each stage of the credit services. For example, in conducting credit assessment, AI-enabled data analytics technologies have been enabling increasingly accurate and differentiated risk-based pricings of loan products for a given borrower. In the fund matching stage, data-driven automated fund matching systems significantly improve the accuracy and efficiency in matching borrowers’ financing requests and risk profiles with the preferences of financial institution partners. In post-facilitation services, intelligent chatbots have been releasing manual labor from repetitive and mundane chores, which, together with the use of AI that helps with dispatching workload, are expected to further enhance the efficiency of credit services.
FUTURE TRENDS OF CREDIT-TECH INDUSTRY IN CHINA
Premised on years of evolution and the market opportunities discussed above, the Credit-Tech industry in China is expected to witness the following trends.
Consumer Needs and Expectations Continue to Grow and Become Increasingly Sophisticated
Deeper penetration of internet coverage and more comprehensive business-to-consumer consumption scenarios are expected to unleash more consumption potential. Meanwhile, as the younger generation progresses in life, individuals in this group are expected to have rising demand for consumption associated with their career, marriage, child-rearing and other stages of their lives. These individuals, with early exposure to the internet, higher acceptance of online consumer finance and more knowledge on the idea of using consumer credit at a reasonable level, are more likely to become users of loan products on the Credit-Tech platforms. Therefore, the market demand for consumer Credit-Tech products is expected to continue to increase.

INDUSTRY OVERVIEW

Credit Demand by SMEs Continues to Grow
As SMEs continue to grow, their demand for flexible financing services has experienced a steep rise. Notably, the accelerated speed of digitalization and the policy tailwinds in support of SME financing is projected to further lead to a high growth in credit demand from SMEs, encouraging SMEs to seek for credit services that are more diversified and easily accessible. According to iResearch, the size of the SME Credit-Tech market measured by the total outstanding balance of loans with approved credit line below RMB1 million is estimated to reach RMB27.6 trillion in 2026, representing a five-year CAGR of 35.9% between 2021 and 2026.
Heightened Regulatory Environment Give Competitive Advantages to Leading Credit-Tech Platforms
In line with an increasingly strengthened regulatory environment, the Credit-Tech industry faces heightened regulatory compliance requirements, which is expected to pose both challenges and opportunities for players in the industry. Rigorous regulatory environment is projected to further elevate the entry barrier, giving competitive advantages to the leading Credit-Tech platforms. In the meantime, an increasing number of long-tail platforms may leave the market due to the inability to obtain the required business permits or licenses, or the difficulties in acquiring qualified users and maintaining stable profitability under the evolving regulatory environment. As a result, users of such platforms are expected to switch to the leading Credit-Tech platforms with advanced proprietary technology, credit assessment capabilities and diversified product offerings.
Technology Attributes of Credit-Tech Platforms Becomes Increasingly More Relevant
As the Credit-Tech industry continues to develop, it is expected to witness a steady and sustainable growth, propelled by the launch of more diversified products and refined services. The work allocation between market participants in different stages of the lifecycle of a loan is likely to be clearly defined. Such trend is expected to make the technology attributes of Credit-Tech platforms increasingly more relevant. Through technology, Credit-Tech platforms are projected to empower more financial institutions and construct broader networks of partnership. In return, they are likely to be benefitted by gaining experience and user insights through such cooperation and thereby further developing and enhancing their services within the regulatory framework.
COMPETITIVE LANDSCAPE ANALYSIS
Competitive Landscape of the Consumer Credit-Tech Market
Consumer Credit-Tech market currently is the most established segment of the Credit-Tech industry in China, and remains to be the main competition arena for Credit-Tech platforms. 360 DigiTech currently primarily targets this market. Among all Credit-Tech platforms in the consumer Credit-Tech market, the top five platforms in the aggregate had taken 35.8% of the market share in 2021 measured by the total outstanding loan balance in the consumer Credit-Tech market in China.
Key Success Factors for Credit-Tech Platforms
Future success of players in the Credit-Tech industry is expected to be affected by the following key factors:
Technology.   Seamless integration of data analytics, AI and other cutting-edge technologies with credit services and the construction of financial technology infrastructure are pivotal to the sustainable and healthy development of Credit-Tech platforms. Credit-Tech platforms need to build strong technology capability to effectively reduce the marginal costs of user acquisition and credit services, improve operational efficiency and enhance credit assessment capabilities. Only with constant technology advancement can Credit-Tech platforms become more capable of providing services to scaled and diversified consumers as well as long-tail SMEs more directly and efficiently, thereby accomplishing the mission of financial inclusion.
User acquisition.   Effective and efficient user acquisition enables Credit-Tech platforms to achieve deeper user penetration and sustainable business growth. Credit-Tech platforms should deploy both online and offline user acquisition channels and collaborate with internet platforms with heavy user traffic in order to acquire users to the maximum extent.

INDUSTRY OVERVIEW

Credit assessment.   In-depth user insights, interactive algorithm models and a powerful credit profiling system are the foundation for effective credit assessment. As one of the most important aspects of credit assessment, a reasonable risk-based pricing system can provide borrowers with more suitable certain terms that are in line with their credit credentials while controlling overall risk level. Furthermore, a superior risk-based pricing system can better grasp the overall risk level and interest rate sensitivity of borrowers, and optimize Credit-Tech platforms’ scale and profitability under different business strategies. This helps Credit-Tech platforms adjust business strategies more quickly and take scale, risks, and return on investment into full consideration in providing services.
Partnership with financial institution.   Collaborations with financial institutions help Credit-Tech platforms develop services, expand reach to broader user groups and further extend the network of financial institution partners. Against the backdrop of stringent regulatory requirements, leading Credit-Tech platforms that are compliant with applicable laws and regulations are more likely to forge deep relationships with financial institutions of various types and sizes. In addition, leading Credit-Tech platforms are better positioned to serve financial institution partners capitalizing on their ability to grow user base, profound user insights, advanced credit assessment capabilities and other technology edges.

BUSINESS

The following section sets forth updated and supplemental information in the Listing Application relating to selected aspects of the Company’s business and operations as well as a current description of its strengths and strategies.

WHO WE ARE TODAY
Established in 2016, we are a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services, with 360 Jietiao app as our primary user interface. We are dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions, whereby we deploy our technology solutions to help financial institutions identify the diversified needs of consumers and SMEs, effectively access prospective borrowers that are creditworthy through multi-channels, enhance credit assessment on prospective borrowers, and manage credit risks and improve collection strategies and efficiency, among others. With user insights distilled from long-term engagement with users across life and business scenarios enabled by AI and data analytics, our technology solutions empower financial institutions across different stages of the loan lifecycle, enabling them to extend the reach of services and satisfy the financing needs of consumers and SMEs, and deliver to users more accessible credit services. In turn, we derive service fees from our technology solutions to financial institutions as our primary source of revenue streams. As of June 30, 2022, we had cumulatively facilitated approximately RMB1,127.5 billion (US$168.3 billion) of loans to 25.6 million borrowers. As of the same date, we had 41.3 million users with approved credit lines, accumulatively. As of June 30, 2022, the outstanding balance of consumer loans facilitated by us reached RMB131.1 billion (US$19.6 billion). With a focus on the consumer Credit-Tech market, we have been gradually expanding our services to the SME Credit-Tech market. We bear credit risks under credit-driven services, under which we either provide guarantee services against potential default risks for the loans funded by our financial institution partners or fund certain loans through trusts and ABSs or Fuzhou Microcredit. As of June 30, 2022, the outstanding loan balance under credit-driven services was RMB67.9 billion. As of June 30, 2022, we recorded guarantee liabilities-contingent for off-balance sheet loans facilitated under credit-driven services of RMB3,320 million (US$496 million). During the Track Record Period, our repayments to financial institution partners relating to guarantee liabilities-contingent, net of subsequent recoveries from the borrowers, were RMB2,881 million, RMB3,938 million, RMB3,337 million and RMB2,127 million in 2019, 2020, 2021 and the six months ended June 30, 2022, respectively.
Drawing on our proprietary technologies, we brought forth an intuitive digital platform enabling financial institutions to offer borrowers revolving lines of credit with flexible loan tenors, available through convenient application processes on our platform. Prospective borrowers are able to obtain a line of credit and select from our diversified loan product portfolio the one that best fits their needs typically within a few minutes after the application is submitted. In this timeframe, our system on the back-end is able to complete credit profiling and fraud detection on a given prospective borrower, matching such borrower and our financial institution partners based on their risk preferences, as well as assisting our financial institution partners in advanced credit assessment and final credit approval. For the six months ended June 30, 2022, 97% of our user profiling and evaluation is automatically completed via AI-enabled algorithms.
Our value proposition is to connect financial institutions and borrowers through our technology innovations, transforming credit services in a way that is more accessible to consumers and SMEs, while empowering financial institutions across different stages of the loan lifecycle. In particular, we believe our services provide substantial value to the following industry participants:
•
Financial institution partners.   We offer technology-driven services, empowering our financial institution partners with an efficient online lending process. Our technology infrastructure seamlessly integrates with those of our financial institution partners, providing them a wide range of technology solutions that collectively deliver real-time automatic borrower acquisition as well as enhanced credit screening, post-facilitation services and other aspects of operations. We avail our financial institution partners of a rapidly growing base of quality borrowers, an expanded scale of credit assets and

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improved risk-adjusted returns. As of June 30, 2022, we had established partnerships with a total of 133 financial institutions cumulatively, including national and regional banks and consumer finance companies which are non-banking financial institutions that provide loans to individuals for the purpose of consumption.
•
Consumers.   We target the large and growing population of consumers whose credit demands are underserved or unserved by traditional financial institutions. Such population typically has limited credit history and stable income with promising growth potentials and has great user lifetime values. However, in lack of effective measures to screen off the risk associated therewith, credit services from traditional financial institutions have not effectively penetrated this group. Leveraging our advanced technology and credit profiling capabilities, we are able to effectively identify users with low delinquency risks and convert them into borrowers, thereby enabling financial institutions to extend their borrower reach while availing these borrowers of suitable, easy-to-access financial products with sufficient lines of credit, reasonable pricing and high levels of flexibility. We believe we are chosen by our users because of our well-established industry reputation and the convenient, fast, intuitive and transparent user experience that we offer through our platform.

•
SMEs.   Since late 2020, we have begun facilitating tailored loan products to quality SMEs. We believe this group is unserved or underserved by traditional financial institutions, which typically focus on providing services to larger enterprises with a long credit history and operating track record, and with tangible collateral for loans. Drawing on our data analytics and credit profiling capabilities, we are equipped to identify those SMEs who are less likely to carry delinquency risks despite their lack of sufficient credit records and tangible collaterals, and convert them into borrowers of our financial institution partners. The tailored products extended through our platform are flexible, collateral-free and satisfactory to the SMEs’ credit needs.

Our Services
We offer diverse services to our partners and users. Our services are generally categorized into either credit-driven services or platform services based on the nature of services and the level of credit risks associated therewith. In each type of these services, regardless of the level of credit risks involved, we empower partners and users with an efficient lending/borrowing process, improved credit assessment and enhanced lending/borrowing experience.
•
Credit-driven services.   We match prospective borrowers with financial institutions and empower financial institutions in borrower acquisition, credit assessment, fund matching, and post-facilitation services. Loan products offered under this line of services are, in most cases, funded by our financial institution partners to whom we provide guarantee services against potential default risks, with the remainder extended by trusts and ABSs or Fuzhou Microcredit, which is licensed to conduct micro-lending business in China. As we provide guarantees against potential defaults or fund certain loans through trusts and ABSs or Fuzhou Microcredit, we bear credit risks under credit-driven services.

•
Platform services.   Tailoring to our financial institution partners’ diverse needs, we provide customized technology solutions at different stages of the loan lifecycle, such as borrower acquisition, credit assessment and post-facilitation services. Specifically, our platform services include comprehensive loan facilitation and post-facilitation services under the capital-light model, intelligent marketing services to financial institution partners under Intelligence Credit Engine (ICE), referral services and risk management SaaS. We currently do not take credit risk under platform services. For the year ended December 31, 2021 and the six months ended June 30, 2022, loans facilitated by us under platform services accounted for approximately 54.4% and 54.8% of our total loan facilitation volume, respectively.

•
Capital-light model.   Under the capital-light model, we facilitate transactions between prospective borrowers and our financial institution partners through a comprehensive suite of technology-enabled services spanning the loan lifecycle, from borrower acquisition, technology empowerment in credit assessment to post-facilitation services such as loan performance monitoring and loan

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collection. For loans facilitated under the capital-light model, we generate income through service fees charged to financial institution partners according to pre-negotiated terms. As of June 30, 2022, we had worked with 56 financial institution partners under the capital-light model, cumulatively.
•
Intelligence Credit Engine (ICE).   ICE is an open platform that offers financial institutions intelligent marketing services. We match prospective borrowers and our financial institution partners leveraging user analytics and cloud computing technologies, and assist financial institution partners with preliminary credit screening of borrowers. We earn pre-negotiated service fees from financial institution partners and do not bear credit risks.

•
Referral services.   We refer some users on our platform who do not fit our financial institution partners’ risk preference to certain online lending companies, and earn referral fees.

•
Risk management SaaS.   In 2020, we began offering financial institutions on-premise deployed, modular risk management SaaS to empower them to acquire borrowers and improve credit assessment results. Under this model, we typically take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions.

The chart below illustrates our level of involvement spanning different stages of the loan lifecycle by service type.
Our Business Scale
We have experienced rapid and continuous growth since inception. As of June 30, 2022, we had 41.3 million users with approved credit lines in the aggregate and had cumulatively served 25.6 million borrowers. As of June 30, 2022, we had cumulatively facilitated approximately RMB1,127.5 billion (US$168.3 billion) of loans with an outstanding loan balance of RMB150.5 billion (US$22.5 billion).
Our total net revenue increased by 47.1% from approximately RMB9.2 billion in 2019 to approximately RMB13.6 billion in 2020, and further by 22.6% to approximately RMB16.6 billion in 2021. Our total net revenue increased by 11.9% from RMB7.6 billion in the six months ended June 30, 2021 to RMB8.5 billion (US$1.3 billion) in the same period of 2022. We generated net income of RMB2.5 billion, RMB3.5 billion, RMB5.8 billion, RMB2.9 billion and RMB2.1 billion (US$321 million) in 2019, 2020, 2021 and the six months ended June 30, 2021 and 2022, respectively.

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The graph below displays the loan facilitation volume, outstanding loan balance, cumulative number of users with approved credit lines, cumulative number of borrowers, total net revenue and net income from 2017 to 2021 and for the six months ended June 30, 2021 and 2022.
Our Collaboration with 360 Group and Kincheng Bank
360 Group
We partner with 360 Group (SH: 601360), a leading technology company in China, in areas including, among others, technology, user traffic and brand. Historically, we had benefitted from 360 Group’s experience and unique technology edges in security and anti-fraud.
Kincheng Bank
We also closely collaborate with Kincheng Bank of Tianjin Co., Ltd., or Kincheng Bank, an affiliate of 360 Group and in which Mr. Zhou beneficially owned approximately 5.85% of the equity interests on a look-through basis as of the Latest Practicable Date, across a full array of loan facilitation and post-facilitation services. Kincheng Bank is one of the three private banks with an internet company as its largest shareholder in China, according to iResearch. As of June 30, 2022, Kincheng Bank was our largest financial institution

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partner measured by outstanding loan balance. During the Track Record Period, revenue attributable to loans funded by Kincheng Bank under credit-driven services was nil, nil, nil and RMB2 million (US$0.2 million) in 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. During the same periods, revenue attributable to loans funded by Kincheng Bank under platform services was nil, RMB16 million, RMB1,881 million and RMB684 million (US$102 million) in 2019, 2020, 2021 and the six months ended June 30, 2022, respectively.
The following table sets forth the transaction amounts for the transactions between Kincheng Bank and us for the periods presented.
Transaction amounts
(RMB)
For services provided by us to Kincheng Bank	2020: 15.7 million
2021: 1,880.5 million
2022 6M: 685.7 million
Amounts due from Kincheng Bank to us	2020: 13.5 million(1)
2021: 771.3 million(2)
2022 6M: 572.3 million(3)

Notes:
(1)
Loan facilitation and post-facilitation services was RMB15.1 million, net of allowance of RMB1.1 million.

(2)
Loan facilitation and post-facilitation services of RMB823.6 million, net of allowance of RMB106.3 million.

(3)
Loan facilitation and post-facilitation services of RMB490.2 million, net of allowance of RMB108.1 million.

*
We have held bank deposit with Kincheng Bank, which amounted to RMB320 million as of December 31, 2021.

Besides, we collaborate with Kincheng Bank in areas such as user acquisition, data analytics and risk management empowerment under both credit-driven services and platform services in the same manner as we collaborate with other financial institution partners. For example, we deploy Argus Engine with AI-powered data analytic capabilities in fraud detection and initial credit assessment and share with Kincheng Bank the results of such assessment to facilitate its final risk management and credit decision making. Our strategic partnership with Kincheng Bank brings us vast opportunities in expanding the scope of our products and services to consumers and SMEs, and provides us the flexibility to introduce innovative technology solutions and creative commercial models within the regulatory framework, thereby strengthening our distinct competitive advantage in the industry.
OUR STRENGTHS
We believe that the following competitive strengths contribute to our success and growth.
Distinct competitive edge in a massive and growing market with high entry barrier
We currently primarily target the consumer Credit-Tech market, which is massive and rapidly growing. According to iResearch, the size of the consumer Credit-Tech market in China reached RMB5.2 trillion in 2021 measured by total outstanding loan balance, and is projected to reach RMB8.1 trillion in 2026, representing a five-year CAGR of 9.2%. Over the years, we have built clear competitive edges in three major aspects. First, we have obtained the required permits and licenses from relevant governmental authorities to operate in the consumer Credit-Tech market against the backdrop of increasingly tightened regulatory requirements. Second, we have developed robust data analytics, credit assessment and other technology capabilities, which put us in a strong position in the industry. Third, we have developed deep understanding of users and financial institutions and built a vast user base and a broad network of financial institution partners. All of the foregoing factors invariably take lengthy time and heavy investments to develop, and therefore arm us with competitive advantages over our peers and new market entrants.

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We have obtained a competitive position among our peers in the consumer Credit-Tech market. As of June 30, 2022, the outstanding balance of consumer loans facilitated by us reached RMB131.1 billion (US$19.6 billion). As of the same date, the outstanding loan balance under credit-driven services was RMB67.9 billion, under which we either provide guarantee services against potential default risks for the loans funded by our financial institution partners or fund certain loans through trusts and ABSs or Fuzhou Microcredit. We recorded guarantee liabilities-contingent of RMB3,320 million (US$496 million) and allowance for loans receivable of RMB1,337 million (US$200 million) as of the same date. Since our inception and up to June 30, 2022, we had accumulated 41.3 million users with approved credit lines and facilitated loans to 25.6 million borrowers cumulatively. With the competitive position achieved, we believe we are well-positioned to tap into the growth headroom and achieve healthy developments as we did during the Track Record Period.
Strong technology and innovation capabilities
With genes of technology, innovation and security, we are constantly innovating technologies as well as developing products and services to cater to users’ needs and deliver enhanced user experience, data security and operational efficiency. Our technology capabilities have repeatedly and consistently received market recognitions over the years. In July 2021, we were awarded the Fintech of the Year by the Asset Asian Awards.
The technology advancement we possess has translated into our ability to refine existing, and develop new, business models and products and services to capture growth opportunities. We are one of the early movers in the industry to launch the capital-light model, which testifies to our innovation and technological capabilities to deal with users with a wide array of risk profiles and credit needs. Under the capital-light model, we empower financial institution partners via technology across the loan lifecycle, with credit risks associated with the loans assumed by financial institution partners. As of June 30, 2022, 56 financial institutions had partnered with us via the capital-light model cumulatively. For the year ended December 31, 2021 and the six months ended June 30, 2022, driven by the capital-light model, loans facilitated under platform services accounted for approximately 54.4% and 54.8% of our total loan facilitation volume, respectively. The successful launch of such business model exhibits, and results from, our consistent, strong track record of operation stability and advancement in credit assessment technologies, for which financial institution partners are comfortable to take risks associated with the loans facilitated by us under this model. Benefiting from our technology capabilities, our operations under the capital-light model continue to drive us towards our goal of being a technology enabler for financial institutions. Another example demonstrating our technology and innovation capabilities is our launch of the innovative “embedded finance” model in 2020, which marked one of the industry’s first successful attempt in leveraging robust automated credit assessment, data analytics and other proprietary technologies, to effectively integrate consumer credit services with services of other leading online platforms that have heavy user traffic and diverse life and business scenarios. Due to the superiority of our technologies, even some of our peers in the industry have chosen to collaborate with us under “embedded finance” model to enhance user experience and further monetize their user base.
We have developed a robust, comprehensive technology infrastructure integrated with AI, cloud computing and other core technologies that drive every major aspect of our business, with which we have been able to optimize our services and achieve efficiency improvements in key elements of our operations. An exemplary case is our deployment of AI in loan collection. Since the launch of our independently developed AI robot in 2019, we have witnessed continuous improvement in operational efficiency of post-facilitations services. For the six months ended June 30, 2022, our AI-powered chatbots handled 65% of our total collection volume, and maintained a 30 day collection rate of approximately 86%.
Over the years, we have equipped ourselves with a large, productive research and development team with a deep IP reserve. As of June 30, 2022, our research and development team represented 36.5% of our total employees. In addition, investment in research and development has consistently been our strategic focus. In line with our revenue growth during the Track Record Period, our research and development related expenses witnessed continual increase at a rate of 40.9%, 35.5% and 58.8% in 2020, 2021 and the six months ended June 30, 2022, respectively, in comparison with their corresponding preceding period. Our creativity and continuous pursuit in technology innovations has crystalized into a large portfolio of patents and other

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intellectual properties. As of June 30, 2022, we had 68 registered patents, 900 patents pending approval, and 66 registered software copyrights in China.
Robust credit assessment capabilities repeatedly validated by the market
We pride ourselves with market validated credit assessment capabilities, which make us a highly competitive player in the consumer Credit-Tech market. Our AI-powered Argus Engine assesses risks spanning the loan lifecycle, including fraud detection, credit profiling and post-facilitation services. In addition, tailored to SMEs, we have specifically built an enterprise edition of the Argus Engine. The system takes a full review of business records, tax data, invoice data, supply chain and other miscellaneous information to evaluate the risk profiles of SMEs. Furthermore, our real-time graph engine can efficiently identify various risk factors of prospective borrowers. As of June 30, 2022, the real-time graph engine was in the fourth generation with more than 2 billion nodes and 58 billion edges. It conducts approximately 120 million times online calculations on a daily basis. We also have in place a highly functioning risk-based pricing system, our Cosmic Cube Pricing Model, which applies the borrowers’ risk profiles, interest rate sensitivities and other market factors to establish more competitive pricing terms for loan products. Such robust credit analysis systems collectively bring forth more affordable credit lines to borrowers while delivering improved risk-adjusted returns to financial institution partners.
Our preemptive risk awareness and powerful risk analysis capabilities enable us to achieve superior asset quality of the loan portfolios while maintaining our steady growth trajectory. For example, benefiting from Argus Engine’s credit profiling capabilities which enable us to effectively identify prospective borrowers with good credit standing, we were able to promptly carry out various adjustments to our services with a focus on improving credit assessment and collection at the beginning of the COVID-19 pandemic and during several regional outbreaks of COVID-19 variants, including strategically filtering borrowers who have a relatively high likelihood of falling delinquent and proactively communicating with our financial institution partners to consider amending the terms of the loan repayment period for certain borrowers who were unable to make prompt repayment due to the adverse impact of COVID-19. These adjustments enabled us to not only overcome the challenges caused by the adverse impact of COVID-19, but also reinforce our strengths in the industry. With leading credit assessment capabilities, we have maintained one of the lowest delinquency rates among our peers in the industry during the Track Record Period, according to iResearch.
Multichannel and efficient user acquisition with a broad user base
Our user acquisition capabilities enable us to acquire users across all online life and business scenarios, with which we have built a broad user base. Moreover, we are the pioneer in the industry to deploy Real Time Advertising Programing Interface Data Management Platform (RTA-DMP) in user acquisition, which draws on AI technology to effectively identify our target users while maintaining reasonable borrower acquisition costs.
In addition, capitalizing on our advanced risk analysis and user profiling capabilities, we are chosen by many leading online platforms with heavy user traffics to cooperate under “embedded finance” model. See “—Strong technology and innovation capabilities.” As of June 30, 2022, we had cumulatively partnered with 34 online platforms with consumption scenarios and embedded finance has become an important user acquisition channel.
We have also engaged an on-the-ground sales force, mainly consisting of over 2,600 third-party relationship managers in 97 cities in China, as of June 30, 2022, to expand our reach to certain type of targeted users with more sophisticated credit demands, which are more suitable to convert offline. These third-party relationship managers primarily conduct offline marketing activities to attract prospective borrowers including SMEs, such as participating in activities organized by financial institutions for high quality borrower acquisition.
Drawing on our ability to acquire users both online and offline, our diverse product and service offerings and our improvement of cost-efficiency in user acquisition, we have constructed a broad user base. As of June 30, 2022, we had accumulated 41.3 million users with approved credit lines and facilitated loans to 25.6 million

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borrowers. Furthermore, beginning in late 2020, we started to enter the SME Credit-Tech market, taking another step to expand our user base. Our broad and diverse user base avails us of multiple levers across consumption and business scenarios and avenues for services and monetization.
Diversified funding sources supported by a broad network of financial institution partners
We have established long-term relationships with many financial institutions in China. Our financial institution partners enjoy the benefit of selecting from a wide range of technology solutions and flexible commercial arrangements offered by us that best fit their needs. Our offerings empower these financial institution partners to extend their services to borrowers who were unserved or underserved by conventional financial products or services, and to achieve improved risk-adjusted returns. Leveraging our prudent and diverse service models, strong data analytics, technology-driven credit assessment capabilities and deep insights into the rapidly evolving Credit-Tech industry in China, we had forged long-term relationships with 133 financial institution partners cumulatively as of June 30, 2022, which included national and regional banks and consumer finance companies.
Our broad, diverse and sustainable network of financial institution partners provides us steady and relatively low-cost source of funding with wide geographical coverage. For the year ended December 31, 2021 and the six months ended June 30, 2022, financial institutions accounted for 100% of our total funding. With sufficient and strong funding commitment from our financial institution partners, we have the flexibility to recommend suitable products to borrowers with different combination of funding sources depending on the market conditions.
Our strategic partnership with Kincheng Bank further solidifies our funding advantage. Kincheng Bank is one of the three private banks with an internet company as its largest shareholder in China, according to iResearch. As of June 30, 2022, Kincheng Bank contributed approximately RMB32.0 billion to our outstanding loan balance, making it one of our primary financial institution partners in the network. Our relationship with Kincheng Bank ensures a steady stream of funding. Such strategic collaboration also gives us the opportunities to explore innovative approaches to funding partnership. For example, from time to time, we launch more creative product options and commercial models with Kincheng Bank to gain valuable insights. The implementation of such insights when we offer similar products and terms to broader collaboration with other financial institution partners empowers us to achieve distinct advantage in the industry.
In addition, we have been exploring alternative funding initiatives, which include standardized capital instruments such as the issuance of ABSs. As of June 30, 2022, we had issued RMB14.0 billion ABSs cumulatively to diversify our funding sources and further lower our funding cost.
Experienced management team and entrepreneurial company culture
Our core management team is equipped with extensive knowledge of technology and finance, broad technical background and strong execution skills. Our chief executive officer, Mr. Haisheng Wu, has over 14 years of experience overseeing internet product management and operations. Led by the distinguished key personnel, we have assembled a management team with a diversity of skills and experiences across technology, financial services, risk analysis, regulation and data science. With our management team’s risk and technology focused mindset and prudent operational approach, we were able to grow our business quickly and ascend in the consumer Credit-Tech market through every stage of the economic cycle.
We pride ourselves with unique and entrepreneurial culture, demonstrated by our close attention to user demand as well as our commitment to creating an open-minded and vigorous work environment that fosters innovation. Backed by such culture, we devote ourselves to the optimization of our products, services and technologies and the enhancement of efficiency in decision-making and strive to maintain our market position.
OUR GROWTH STRATEGIES
We intend to pursue our mission and vision and grow our business by pursuing the following strategies.

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Further penetrate the consumer Credit-Tech market
We plan to continue converting internet users with strong credit profiles and relatively low delinquency risks into users of our platform under the evolving regulatory landscape. In achieving this objective, we expect to optimize our user acquisition through innovations and the development of technologies that further improve our risk analysis capabilities, while leveraging our user insights. Moreover, targeting at our broad user base, we plan to develop more diversified loan products in collaboration with our financial institution partners. We also intend to optimize our “embedded finance” model to strategically strengthen our partnerships with leading online platforms with heavy user traffic and enhance our efficiency in user acquisition across our partner network. In addition, we plan to increase our online advertising effort to reach more potential users.
Advance our technology and risk management empowerment capabilities
Aiming to accomplish more effective and targeted user acquisition, more optimized user experience and more efficient operations, we will continue to develop and enhance our technology infrastructure and systems. In particular, we intend to continually refine our AI-driven data analytics and other advanced technologies, and hone the profiling precision and automation of our proprietary platform. We plan to persist in fine-tuning our Argus Engine and Cosmic Cube Pricing model, and further upgrading our algorithms in data analytics, thereby refining our credit assessment and pricing for consumers as well as SMEs from precision and efficiency standpoints. Accompanying the growth of our total loan facilitation volume, we will utilize our data insights to enhance the automation and predictive power of our credit profiling models. Furthermore, we will increase our investments in technology infrastructure, systems and talent acquisition and retention.
Further develop our capital-light model and technology solutions
We strive to engage in more collaborations with financial institution partners under the capital-light model and incrementally increase the share of our capital-light model among our offerings. To achieve this objective, we plan to continuously showcase to financial institutions our advanced capabilities in borrower acquisition, risk analysis, pricing efficiency and post-facilitation services. Furthermore, we will keep devoting ourselves to enriching the portfolio of our technology solutions to address more of financial institutions’ needs across the lending process and along their operations. We also endeavor to further modularize our technology solutions and their functions to further enhance our ability to customize services to financial institutions.
Strengthen our partnerships with financial institution partners
We will continue to strengthen our strategic partnerships with Kincheng Bank and expand our collaboration with other financial institution partners, thereby further developing a diverse and sustainable low cost funding network. We plan to collaborate with Kincheng Bank more closely to reinforce our funding advantage by introducing more innovative approaches to funding partnership. In addition, we will continue to incentivize our current and potential financial institution partners to use our platform services and explore more innovative means toward collaboration in areas such as data analytics, credit profiling and modeling, product development and user acquisition in the consumer Credit-Tech and SME Credit-Tech markets.
Further develop our business in the SME Credit-Tech market
We intend to strategically develop our business in the SME Credit-Tech market while monitoring the macroeconomic environment, by continuing to build on our strengths in user acquisition and credit profiling, empowering traditional financial institutions to smoothly go through the digitalization of their services offered to SMEs. In addition, we plan to continue to employ online marketing channels to achieve deeper market penetration. We also intend to assist our financial institution partners in offering improved financial products and further expand our user base in the SME Credit-Tech market by leveraging our strengths in funding network, data analytics and credit profiling.
OUR SERVICES
We match underserved and unserved users with credit demand to a diversified pool of financial institutions with credit to supply, through both credit-driven services and platform services.

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The following table presents our operating data related to credit-driven services and platform services, respectively, for the years ended or as of December 31, 2019, 2020, 2021 and for the six months ended or as of June 30, 2021 and 2022:
	For the year ended/As of December 31,												For the six months ended/As of June 30,
	2019				2020				2021				2021				2022
	Loan facilitation volume	%	Ending balance	%	Loan facilitation volume	%	Ending balance	%	Loan facilitation volume	%	Ending balance	%	Loan facilitation volume	%	Ending balance	%	Loan facilitation volume	%	Ending balance	%
	(in RMB millions, except for percentages)
Credit-driven services	171,422	86.1	58,086	80.1	177,234	71.8	62,718	68.1	162,878	45.6	64,720	45.6	75,719	46.6	59,373	50.5	89,004	45.2	67,910	45.1
Platform services	27,649	13.9	14,427	19.9	69,524	28.2	29,357	31.9	194,225	54.4	77,268	54.4	86,882	53.4	58,187	49.5	108,110	54.8	82,580	54.9
Total	199,071	100.0	72,513	100.0	246,758	100.0	92,075	100.0	357,103	100.0	141,987	100.0	162,601	100.0	117,559	100.0	197,114	100.0	150,490	100.0
Credit-driven services
Under the credit-driven services category, we match prospective borrowers with financial institutions and empower financial institutions in borrower acquisition, credit assessment, fund matching, and post-facilitation services. Loan products offered under this line of services are, in most cases, funded by our financial institution partners, with the remainder extended by Fuzhou Microcredit, which is licensed to conduct micro-lending business in China. In both cases, we bear credit risks of the loans. For loans extended by our financial institution partners, we provide guarantees against potential defaults. Such contractual guarantee arrangement is underwritten either by the licensed Consolidated Affiliated Entities, or third-party licensed guarantee companies or insurance companies, to which we may provide back-to-back guarantee at their request. With respect to loan facilitation services for loans funded by financial institution partners, we charge service fees directly from our financial institutional partners pursuant to pre-negotiated terms based on the contractual agreements that vary from case to case. Our service fee rate is typically the difference between the loan pricing rate, which is set by the relevant financial institutions, and a fix rate, which is subject to negotiation on a case-by-case basis and will be charged by the relevant financial institutions as their income. For loans funded by Fuzhou Microcredit, we charge borrowers interest fees, which reflects a number of factors including the credit profile of the borrowers, the availability of funding and the associated funding cost, and the tenure of relevant loan products, among others.
Platform services
Our platform services include loan facilitation and post-facilitation services through our capital-light model, intelligent marketing services to financial institution partners under Intelligence Credit Engine, referral services and risk management SaaS. We currently do not take credit risk under platform services. For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, loans facilitated under our platform services accounted for approximately 13.9%, 28.2%, 54.4%, 53.4% and 54.8% of our total loan facilitation volume respectively.
Capital-light model
We launched the capital-light model in 2018 with the focus on implementing our strategic transition from a traditional risk bearing loan facilitator to a technology enabler. Under the capital-light model, we facilitate transactions between prospective borrowers and our financial institution partners through a suite of technology-enabled services spanning across the loan lifecycle, including borrower acquisition, technology empowerment in credit assessment, and post-facilitation services such as loan performance monitoring and loan collection. Under the capital-light model, we currently provide limited guarantee to certain collaborating insurance companies in the event of bankruptcy and certain financial institution partners pursuant to their internal requirements. As of June 30, 2022, the outstanding loan balance under capital-light model for which we provide guarantee services was RMB1.4 billion, representing 2.6% of our total outstanding loan balance

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under capital-light model as of the same date. Given the nature of such guarantee arrangements and the our assessment that the likelihood of bankruptcy to occur with respect to the insurance companies is remote, we believe that such credit risks that we may take under the platform services are negligible. For loans facilitated under the capital-light model, we generate income through service fees charged to financial institution partners according to pre-negotiated terms that vary from case to case. Our service fee rate is typically a certain percentage of the pricing rate that is set by the relevant financial institution partners on the loans to borrowers. As of June 30, 2022, we had cumulatively worked with 56 financial institution partners under the capital-light model.
Intelligence Credit Engine (ICE)
ICE is an open platform that offers financial institution partners intelligent marketing services. For loans facilitated through ICE, we match prospective borrowers with financial institution partners based on comprehensive data analysis and cloud computing technologies, and assist financial institution partners with preliminary credit screening of borrowers, but do not provide advanced credit assessment. We earn pre-negotiated service fees from financial institution partners and do not bear credit risks. Our service fee rate is typically a certain percentage of the pricing rate that is set by the relevant financial institution partners on the loans to borrowers, and the service fee rate is subject to negotiations with the relevant financial institution partners and varies from case to case.
Referral services
Because different financial institution partners prescribe different metrics assigned with various values in granting credit line approvals to prospective borrowers, sometimes, some users fail to match the criteria of, and thereby are not accepted by, our financial institution partners. However, such borrowers may still be within the target borrower group of other online lending companies. To offer better user experience to our users and maximize the value of user traffic on our platform, we provide referral services primarily to other online lending companies in line with industry practice and earn referral fees. We consider referral services to be supplemental in nature to our loan facilitation services. The scale of this line of services is relatively small, and referral fees generated from it fluctuates significantly from period to period.
Risk Management SaaS
In 2020, we began to offer financial institutions on-premise deployed, modular risk management SaaS. Integrated with our credit assessment insights and algorithms as well as other proprietary technologies, our risk management SaaS helps financial institution partners acquire borrowers and improve credit assessment results. Under this model, we typically take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions.
In terms of accounting treatments, under credit-driven services, we either provide guarantees for loans funded by financial institution partners, which are recorded as off-balance sheet loans, or fund loans through trusts and ABSs or Fuzhou Microcredit, which are record as on-balance sheet loans. Under platform services, all loans facilitated through our platform are recorded as off-balance sheet loans. We have a large balance of guarantee liabilities during the Track Record Period, as we provide guarantees under credit-driven services. We also have a large balance of accounts receivable and contract assets as well as financial assets receivable during the Track Record Period, mainly arising from off-balance sheet loans, as well as loans receivable, mainly arising from on-balance sheet loans. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities, and an allowance for uncollectible receivables and contract assets based on estimates that incorporate historical delinquency rate by vintage and other factors surrounding the credit risk of specific underlying loan portfolio. However, actual losses and credit risk are difficult to forecast. For more details, see “Risk Factors — Risks Related to Our Business and Industry — We need to engage guarantee companies to provide credit enhancement or additional comfort to our financial institution partners, and we recognize guarantee liabilities for accounting purposes. If we fail to source and engage a guarantee company to our financial institution partners’ satisfaction at a reasonable price, our collaboration with our financial institution partners will deteriorate, and our results of operations

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may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions”, “Risk Factors — Risks Related to Our Business and Industry — We are subject to credit risks associated with our accounts receivable, contract assets, financial assets receivables and loans receivable” and “Financial Information — On-and Off-balance Sheet Treatment of Loans.” In terms of revenue recognition, we recognize financing income from on-balance sheet loans over the lifetime of the loans using effective interest method. For the off-balance sheet loans funded by financial institution partners, we recognize revenue from loan facilitation services, revenue from post-facilitation services and revenue from guarantee services (only applicable to off-balance sheet loans facilitated under credit-driven services). Please refer to “Financial Information — On-and Off-Balance Sheet Treatment of Loans” and “Financial Information — Key Line Items And Specific Factors Affecting Our Results of Operation — Net revenue” for details. The table below sets forth details of the balance of outstanding on-balance sheet loans and off-balance sheet loans as of the dates indicated.
	As of December 31,						As of June 30,
	2019		2020		2021		2021		2022
	Outstanding Loan Balance	%	Outstanding Loan Balance	%	Outstanding Loan Balance	%	Outstanding Loan Balance	%	Outstanding Loan Balance	%
	(RMB in millions, except for percentages)
On-balance sheet loan	9,394	13.0	7,893	8.6	13,349	9.4	9,917	8.4	15,501	10.3
through trusts and ABSs	9,237	12.8	6,606	7.2	10,476	7.4	8,028	6.8	10,152	6.7
through Fuzhou Microcredit	158	0.2	1,287	1.4	2,873	2.0	1,889	1.6	5,348	3.6
Off-balance sheet loan	63,119	87.0	84,182	91.4	128,639	90.6	107,643	91.6	134,989	89.7
Total	72,513	100.0	92,075	100.0	141,987	100.0	117,560	100.0	150,490	100.0
Products offered to users
Our core product offered to users is an affordable, digital revolving line of credit allowing multiple loan drawdowns, with a convenient application process and flexible loan tenors. Our products are provided under the 360 Jietiao brand.

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The following graphic illustrates the user interface of our 360 Jietiao app.
Our engagement with prospective consumer borrowers begins with a credit application which typically takes a few minutes. Once approved by our financial institution partners, a prospective borrower is granted a line of credit, typically with a principal amount ranging from RMB1,000 to RMB200,000, for drawdowns based on specific needs with an amount typically between RMB500 and RMB200,000. Prospective borrowers with good credit standing may be granted a higher credit line of up to RMB300,000 for different consumption needs. The average single drawdown amount for consumer borrowers for the years ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022 was RMB4,360, RMB5,303, RMB5,781 and RMB7,707 (US$1,151), respectively. When an approved borrower makes a drawdown request, we perform preliminary credit assessment on such borrower to ensure his or her continued qualification for drawdown before the request is transmitted to our financial institution partners for independent final risk assessment and loan

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disbursement approval. Once a drawdown is approved, a borrower may elect a loan tenor best suited for his or her financial needs, in fixed terms of one month, three months, six months, twelve months, eighteen months, twenty-four months or thirty-six months, to be repaid in monthly installments. In the instance where we provide guarantee services, the guarantee services are provided throughout the loan tenor. We are also offering other payment terms such as repayment at any time with a fixed daily interest within one or two months. There is no interest-free period, but we may offer interest-free coupon in certain limited cases as promotional activities to promote borrowers’ interactions with our platform. The average outstanding balance for each consumer borrower for the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022 was approximately RMB8,278, RMB12,148, RMB15,432 and RMB16,142 (US$2,410), respectively.
Aiming to serve credit needs of SMEs and address their unique risk profiles, we introduced 360 SME under the 360 Jietiao brand in late 2020. Currently, our 360 SME portfolio consists of three products, including e-commerce loans, enterprise loans and invoice loans, which offer a line of unsecured credit with high limit and flexible loan tenors targeting credit demands of SMEs in different business settings and at different stages of business development. Depending on the product type, SME borrowers will be granted a credit line typically with a principal amount ranging from RMB20,000 to RMB1,000,000, for drawdowns based on specific needs with an amount typically between RMB500 and RMB1,000,000. The average single drawdown amount for SME borrower for the year ended December 31, 2021 and the six months ended June 30, 2022 was RMB19,023 and RMB23,245 (US$3,470), respectively. Once a drawdown is approved, a borrower may elect a loan tenor in fixed terms of one month, three months, six months, twelve months, eighteen months, twenty-four months or thirty-six months, to be repaid in monthly installments. In the instance where we provide guarantee services, the guarantee services are provided throughout the loan tenor. We are also offering other payment terms such as repayment at any time with a fixed daily interest within one or two months. There is no interest-free period, but we may offer interest-free coupon in certain limited cases as promotional activities to promote borrowers’ interactions with our platform. The average amount of approved credit lines for each SME borrower for the year ended December 31, 2021 and the six months ended June 30, 2022 was approximately RMB76,731 and RMB73,826 (US$11,022), respectively.
The table below presents the number of consumer borrowers and key features of loans for our consumer borrowers during the Track Record Period.
	For the Year ended December 31,			For the Six Months ended June 30,
	2019	2020	2021	2022
Number of Borrowers(1) (in millions)	11.6	9.9	10.2	5.3
Typical Drawdown Amount (in RMB)	500~200,000	500~200,000	500~200,000	500~200,000
Average Single Drawdown Amount(2) (in RMB)	4,360	5,303	5,781	7,707
Typical Loan Tenor (months)	1~24	1~24	1~36	1~36
Average Loan Tenor (months)	7.9	9.7	10.3	11.2
Nominal APR(3)	16.6%	15.3%	15.0%	12.9%
Effective APR(4)	28.8%	27.2%	26.0%	23.0%

Notes:
(1)
“Number of Borrowers” refers to the number of borrowers who made at least one loan drawdown during the specified period.

(2)
Average single drawdown amount data excludes (i) loans facilitated under risk management SaaS, for which we do not have the relevant information of the number of borrowers and incidences of their drawdowns as these are loans approved and managed by our financial institution partners themselves, and (ii) v-pocket product, which is a virtual credit card product that allows for multiple, frequent and small-amount drawdowns and which does not represent the typical and representative loan products offered through our platform. The data for 2019 and 2020 also exclude loans facilitated under ICE which represented a relatively small portion of total loan facilitation volume and hence were not included in the average drawdown amount calculation for our business monitoring purpose.

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(3)
The annualized rate for borrowing, calculated by the average monthly payment of all-in interest costs and other fees paid by borrowers, divided by the initial loan facilitation amount, multiplied by 12. The nominal APR data excludes loans facilitated under risk management SaaS and ICE.

(4)
Effective APR data for 2021 and 2022 are calculated through the IRR methodology, while those for 2019 and 2020 are not. The PBOC only disclosed the official IRR calculation methodology in March 2021 and we are not able to trace the IRR metric in 2019 and 2020. The effective APR for 2021 and 2022 is the annualized internal rate of return, or IRR, at which the net present value of all ordinary cash outflows (e.g., the principal of loans) and ordinary cash inflows (e.g., the principal repayment, the interest income, the loan facilitation service fees, and other income) from a loan or a group of loans equals zero, assuming all the cash inflows other than interest income are received at the beginning of the period. The effective APR for 2019 and 2020 is calculated as nominal APR divided by the loan duration and multiplied by the loan tenor. The effective APR data excludes loans facilitated under risk management SaaS and ICE.

The table below presents the number of SME borrowers and key features of loans for our SME borrowers during the Track Record Period.
	For the Year ended December 31,	For the Six Months ended June 30,
	2021	2022
Number of Borrowers(1) (in millions)	0.4	0.3
Typical Drawdown Amount (in RMB)	500~1,000,000	500~1,000,000
Average Single Drawdown Amount(2) (in RMB)	19,023	23,245
Typical Loan Tenor (months)	1~36	1~36
Average Loan Tenor (months)	14.0	14.1
Nominal APR(3)	14.5%	13.9%
Effective APR(4)	23.8%	22.6%

Notes:
(1)
“Number of Borrowers” refers to the number of borrowers who made at least one loan drawdown during the specified period.

(2)
Average single drawdown amount data excludes loans facilitated under risk management SaaS, for which we do not have the relevant information of the number of borrowers and incidences of their drawdowns as these are loans approved and managed by our financial institution partners themselves.

(3)
The annualized rate for borrowing, calculated by the average monthly payment of all-in interest costs and other fees paid by borrowers, divided by the initial loan facilitation amount, multiplied by 12. The nominal APR data excludes loans facilitated under risk management SaaS and ICE.

(4)
The effective APR for 2021 and 2022 is the annualized internal rate of return, or IRR, at which the net present value of all ordinary cash outflows (e.g., the principal of loans) and ordinary cash inflows (e.g., the principal repayment, the interest income, the loan facilitation service fees, and other income) from a loan or a group of loans equals zero, assuming all the cash inflows other than interest income are received at the beginning of the period. The effective APR data excludes loans facilitated under risk management SaaS and ICE.

Total loan facilitation volume made through our platform in 2019, 2020, 2021 and the six months ended June 30, 2021 and 2022 was RMB199.1 billion, RMB246.8 billion, RMB357.1 billion, RMB162.6 billion and RMB197.1 billion (US$29.4 billion), respectively. The outstanding balance of all loans made through our platform increased from RMB72.5 billion as of December 31, 2019 to RMB92.1 billion as of December 31, 2020, to RMB142.0 billion as of December 31, 2021, and further to RMB150.5 billion (US$22.5 billion) as of June 30, 2022. The average contractual tenor of loans facilitated in 2019, 2020, 2021 and the six months ended June 30, 2022 was 7.9 months, 9.7 months, 10.6 months and 11.5 months, respectively.
In terms of the performance of the loans, the 30 day+ delinquency rate for all loans facilitated through our platform, including those under credit-driven services and platform services, was 2.8%, 2.5%, 3.1% and 4.4% as of December 31, 2019, 2020 and 2021 and June 30, 2022, respectively. The 90 day+ delinquency rate for all loans facilitated through our platform, including those under credit-driven services and platform services, was 1.3%, 1.5%, 1.5% and 2.6% as of December 31, 2019, 2020 and 2021 and June 30, 2022, respectively. For more details, please refer to “— Credit Assessment — Our credit performance.”

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OUR SERVICE PROCESS AND OPERATION FLOW
With the focus on empowering financial institution partners and serving consumers and SMEs, our platform offers services covering the entire loan lifecycle. In particular, we set forth below the service process and operation flow for our end-to-end loan facilitation services under credit-driven services, as well as capital-light model and ICE under platform services, which are the three primary models of services we offer. Credit-driven services and the capital-light model follow the same service process and operational flow from credit line approval to loan drawdown, and differ only in the post-facilitation stage, where under credit-driven services in which we bear credit risks, we make guarantee repayments to our financial institution partners if needed. For ICE, as we provide financial institution partners intelligent marketing services, we mainly conduct preliminary credit screening of prospective borrowers during the credit line approval stage, therefore participating in fewer steps in the loan lifecycle than we do under credit-driven services and the capital-light model.
Stage 1: Credit line approval
Step 1: Paperless credit application.   For new users, our service journey begins with such users’ registration of an account on our platform by providing us with certain basic information and authorization to collect other information for fraud detection and credit assessment, among others. The credit application process typically takes a few minutes, after which we initiate a user portrait profiling, fraud detection and credit assessment process.
Step 2: Portrait profiling, fraud detection and credit assessment.   We deploy the Argus Engine to build a prospective borrower profile for fraud detection and credit assessment. Drawing on our database, AI-enabled credit assessment system, Argus Engine, and understanding through interactions with a broad user base, we are able to develop a more accurate and comprehensive prospective borrower portrait. Once an applicant passes the fraud detection test, we initiate a comprehensive credit assessment and generate a proprietary credit score for the applicant under credit-driven services and the capital-light model, or conduct only preliminary credit screening under ICE. Under credit-driven services and the capital-light model, following credit assessment, our Cosmic Cube Pricing Model formulates initial pricing recommendation to be provided to financial institution partners based on the overall credit profile of prospective borrowers and other market factors. See “— Credit Assessment” for details of the credit assessment process.
Step 3: Recommendation and matching.   Through our workflow system CloudBank, under both credit-driven services and the capital-light model, we then recommend the prospective borrower’s profile along with pricing recommendation to our financial institution partners and share the results of our preliminary credit assessment with them to facilitate their final risk management and credit decision making including loan tenor, approved credit line, and other key terms of a loan product. For ICE, we only recommend prospective borrowers to financial institution partners based on the results of preliminary credit screening, and do not provide pricing recommendations.
Step 4: Final risk management and credit decision by financial institutions.   The financial institution partners conduct final risk management and make their credit decisions based on their respective credit process and regulatory guidelines.
Step 5: Notice on credit line approval.   Following their final risk management, each financial institution partner will respond to our workflow system indicating approval or rejection, and in the case of approval, their maximum level of credit exposure. Upon receiving the credit approval decision from financial institution partners, we pass such information to prospective borrowers through our platform.

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The diagram below illustrates the step-by-step workflow and transaction process at the stage of credit line approval under the credit-driven service and the capital-light model.
For ICE, as we only recommend prospective borrowers to financial institutions after preliminary credit screening, we do not participate in the credit line approval step, and financial institutions offer their own loan products and directly notify the borrowers of their credit approval decision. The diagram below illustrates the step-by-step workflow and transaction process at the stage of credit line approval under ICE.
Stage 2: Loan drawdown
Once a credit line is granted, a prospective borrower may request a drawdown at any time, subject to the credit limit approved by the financial institution partner. Upon receipt of a drawdown request, the Argus Engine conducts a streamlined credit assessment to ensure the prospective borrower’s continued qualification for drawdown and notifies our financial institution partners of the drawdown request, which complete their final risk management and reach a drawdown decision. We undertake to notify the borrower the drawdown decision and the financial institution partner that is matched with the borrower will disburse loan to the borrower. Once the principal of the loan is transferred to the borrower, we recognize revenue from loan facilitation services for services provided to the financial institution partner.
The diagram below illustrates the step-by-step workflow and transaction process at the stage of loan drawdown under the credit-driven service and the capital-light model.

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For ICE, although the prospective borrower’s drawdown application is made through our platform, the application is directly sent to our financial institution partner through the application programming interface (API) without us processing of the information in any way. The diagram below illustrates the step-by-step workflow and transaction process at the stage of loan drawdown under ICE.
Stage 3: Post-facilitation services: continual credit profile monitoring and collection
Robust data analytics technologies have enabled us to continuously monitor the credit profiles of borrowers. After a borrower makes a loan drawdown, our Argus Engine tracks his or her borrowing and repayment activities, and automatically adjusts such borrower’s credit profile on an ongoing basis. Borrowers typically make repayments to our financial institution partners through third-party payment platforms rather than through our platform, which is a common practice in the industry although subject to the specific arrangements between Credit-Tech platforms and financial institutions according to iResearch. We recognize revenues from post-facilitation services on a straight-line basis over the term of the underlying loans. We typically collect pre-negotiated service fees (inclusive of fees for loan facilitation services, post-facilitation services and guarantee service fees, if applicable) from financial institution partners on a monthly basis as borrowers make repayments over the term of the underlying loans. The diagram below illustrates the step-by-step workflow and transaction process at the stage of our post-facilitation services under credit-driven services and capital-light model under platform services for cases where repayment is made on time.
If a loan is overdue, the Argus Engine, together with other robust data analytical algorithms, will automatically prescribe an initial collection approach based on borrower profiles. Based on the analysis results, we will first initiate an AI-driven, automated process, including AI-initiated calls and text messages, for collection of the outstanding amount typically between 1 and 4 days after the loan repayment is due. In-house human collection calls are typically made between 5 and 60 days of loan delinquency, along with other automated collection techniques, subject to adjustments. For details of our collection efforts, see “— Credit Assessment — Collection.” For loans under credit-driven services where we take credit risks, we will make guarantee repayments to the financial institution partners if a loan is past due typically between 30 and 60 days, subject to the terms of the relevant agreements, after which we will retain any repayment made by the borrower. We estimate the amount of guarantee repayments to be made to financial institution partners every month

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and reserve such funds in advance. In the meantime, we will deploy continuous collection efforts, including outsourcing the collection to third-party collection service providers, to collect the delinquent amount, particularly after 60 days of loan delinquency. After notifying the borrower that fails to make repayment over a certain time frame, the financial institution partners would assign their claims to Fuzhou Financing Guarantee or Shanghai Financing Guarantee (before its financing guarantee license was cancelled upon its voluntary application), each a Consolidated Affiliated Entity, and Fuzhou Financing Guarantee or Shanghai Financing Guarantee, as obligee, shall acquire the relevant rights related to the claims pursuant to the PRC Civil Code. Therefore licensed Consolidated Affiliated Entities have the right to collect direct repayments from the borrowers under relevant PRC laws and regulations. We recognize revenues from guarantee services on a straight-line basis over the term of the underlying loans after the adoption of ASC 326 in 2020. For loans under the capital-light model where we do not take credit risks, we, or the third-party collection service providers which are involved at a later stage, will continue to make collection efforts in accordance with agreements with the financial institution partners up to a predetermined point in time. Because we take credit risks and provide guarantee services under credit-driven services and currently do not take credit risks under platform services, the gross fees charged under credit-driven services are generally higher than the fees charged under platform services.
The following diagrams display the step-by-step workflow and transaction process of loan collection under the credit-driven services and the capital-light model.
For loans facilitated under ICE, in the first half of 2022, we also provided very limited collection services to assist financial institution partners based on their special requests.
CREDIT DEMAND
User profile
In consumer Credit-Tech market, we target the large and growing Chinese population of users who typically has stable income with promising growth potentials and has greater user lifetime values, but are underserved or unserved by the traditional financial institutions. Prospective borrowers are generally drawn to our platform for supplemental credit solutions.
In the SME Credit-Tech market, our products mainly aim to serve SMEs with an annual operating revenue below RMB5 million, which are typically granted with credit line below RMB1 million. We believe this group of SMEs are unserved or underserved by traditional financial institutions, which typically focus on enterprises with large-scale operations.
We believe we are chosen by our users because of our reputation as a trusted and reliable platform and the convenient, fast, intuitive and transparent user experience that we offer through our platform. We have established a large base of loyal creditworthy users. The number of our users with approved credit lines increased from 24.7 million as of December 31, 2019 to 30.9 million as of December 31, 2020, to 38.5 million

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as of December 31, 2021 and further to 41.3 million as of June 30, 2022. Our repeat borrower contribution was 71.8%, 86.5%, 88.1%, 88.5% and 88.1% for the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively.
The following table presents the age breakdown of our users with approved credit lines as of June 30, 2022.
Age	As of June 30, 2022
18 – 24	22.3%
25 – 29	24.2%
30 – 39	36.1%
40 – 49	14.0%
50+	3.3%
Total	100.0%
User acquisition
We strive to diversify the network for user acquisition, which currently comprises online advertising on channels operated by leading internet companies, “embedded finance” cooperation with online platforms with heavy user traffic, 360 Group, offline promotions and referral programs with other platforms. In the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, our acquisition cost per user with approved credit lines was RMB216, RMB138, RMB228 and RMB365, respectively.
Online advertising
We partner with leading internet traffic platforms to acquire borrowers via online advertising. We are improving our targeted marketing capabilities by leveraging data analytics so that we can place advertisements to intended users who fit into our target borrower profile more effectively. We have also developed analytics algorithms in collaboration with channel partners based on the anonymous user information aggregated from such channel partners so that users of the channel partners with credit needs can be directed to our platform with improved precision and efficiency. We intend to continue optimizing our proprietary AI and data analytics systems and expand the network of channel partners to improve user acquisition efficiency.
Embedded finance model
In 2020, we started cooperating with leading online platforms with heavy user traffic under “embedded finance” model. These platform partners include, among others, leading e-commerce platforms, ride-hailing companies and smart phone companies. Under this model, we embed our credit assessment, data analytics and other proprietary technology solutions within the partnering internet platforms. Therefore, credit services used by end users of our partnering platforms will be ultimately provided by us. Through “embedded finance,” we are able to reach more users effectively while empowering our partnering platforms to improve user experience and further unleash the monetization value of their user base. We have become the Credit-Tech service partner of many leading online platforms, gaining access to a large number of internet users across consumption scenarios for potential conversion into borrowers. As of June 30, 2022, we had partnered with 34 leading online platforms cumulatively and embedded finance has become an important user acquisition channel to us.
360 Group channels
Historically, we collaborated with 360 Group in several aspects of user acquisition. Benefiting from the collaboration, which enables our mobile app to be showcased on 360 Group’s products’ user interfaces, we have been able to connect with 360 Group’s user base. In recent years, however, prospective borrowers acquired from 360 Group has contributed significantly less to our business, as our user acquisition channels continue to

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diversify. In 2019, 2020, 2021 and the six months ended June 30, 2022, 1.54%, 1.03%, 0.21% and 0.10% of the total number of new users with approved credit lines was attributable to our user acquisition collaboration with 360 Group, respectively.
Offline promotion and borrower referral programs
In the meantime, we conduct offline sales and marketing activities to promote our products and services in specific regions and for specific products. In addition, we continue to acquire new users through borrower referral programs.
CREDIT SUPPLY
We have a stable and diversified base of funding partners. We primarily rely on our financial institution partners, including national and regional banks and consumer finance companies, to fund our credit products. From time to time, we also fund a small percentage of loans through Fuzhou Microcredit. With sufficient and strong funding commitment from our financial institution partners, we have the flexibility to recommend suitable products to borrowers with different combinations of funding sources depending on market conditions. For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, financial institutions including Fuzhou Microcredit accounted for 89.4%, 98.8%, 100% and 100% of our total funding, respectively.
The table below sets forth a breakdown of the total loan facilitation volume by funding source for the periods indicated.
	Year ended December 31,						Six months ended June 30,
	2019		2020		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%
	(in millions, except for percentages)
Financial Institutions	177,999	89.4	243,818	98.8	357,103	100.0	197,114	100.0
Direct disbursement	151,658	76.2	205,790	83.4	316,934	88.8	172,406	87.5
Through trusts	18,129	9.1	24,674	10.0	15,104	4.2	6,785	3.4
Fuzhou Microcredit	390	0.2	2,470	1.0	6,840	1.9	7,451	3.8
ABS	7,821	3.9	10,884	4.4	18,225	5.1	10,472	5.3
P2P platforms	21,072	10.6	2,940	1.2	—	—	—	—
Total	199,071	100.0	246,758	100.0	357,103	100.0	197,114	100.0
The table below sets forth a breakdown of the loan facilitation volume under credit-driven services by funding source for the periods indicated.
	Year ended December 31,						Six months ended June 30,
	2019		2020		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%
	(in millions, except for percentages)
Financial Institutions	150,350	87.7	174,294	98.3	162,878	100.0	89,004	100.0
Direct disbursement	124,009	72.3	136,266	76.9	122,709	75.3	64,296	72.2
Through trusts	18,129	10.6	24,674	13.9	15,104	9.3	6,785	7.6
Fuzhou Microcredit	390	0.2	2,470	1.4	6,840	4.2	7,451	8.4
ABS	7,821	4.6	10,884	6.1	18,225	11.2	10,472	11.8
P2P platforms	21,072	12.3	2,940	1.7	—	—	—	—
Total	171,422	100.0	177,234	100.0	162,878	100.0	89,004	100.0

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The table below sets forth a breakdown of the loan facilitation volume under platform services by funding source for the periods indicated.
	Year ended December 31,						Six months ended June 30,
	2019		2020		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%
	(in millions, except for percentages)
Financial Institutions	27,649	100.0	69,524	100.0	194,225	100.0	108,110	100.0
Direct disbursement	27,649	100.0	69,524	100.0	194,225	100.0	108,110	100.0
Through trusts	—	—	—	—	—	—	—	—
Fuzhou Microcredit	—	—	—	—	—	—	—	—
ABS	—	—	—	—	—	—	—	—
P2P platforms	—	—	—	—	—	—	—	—
Total	27,649	100.0	69,524	100.0	194,225	100.0	108,110	100.0
Financial institutions
Our financial institution partners are primarily national and regional commercial banks with lower funding costs, more comprehensive compliance protocol and more stringent credit profiling infrastructures compared with other lenders. As of June 30, 2022, we had established partner relationship with a total of 133 financial institutions cumulatively, including national and regional banks and consumer finance companies, across 26 provinces and autonomous regions of provincial level and 64 cities in China.
In certain special cases and as mutually agreed upon by us and a small number of financial institution partners pursuant to their internal business requirements and procedures, some of the loans facilitated through our platform are funded by and disbursed indirectly through trusts, which also provide us with more flexibility to utilize the funds from the trusts for loan facilitation within the specified time frame and are in line with the industry norms. For such trust arrangements, we are considered having a controlling financial interest in the trusts under U.S. GAAP, because (i) the trusts are designed with the sole purpose to invest in loans facilitated by us and we are the credit management service provider to the trusts, so that we have the power to direct activities that can most significantly impact the economic performance of the trusts, and (ii) we assume variable benefits or losses of the trusts as we are either entitled to receive the remaining distributable profit in the trusts or obligated to repurchase any loans that are delinquent for 30 to 90 days in the trusts. Therefore, we consolidate these trusts’ assets and liabilities on our balance sheet. In our consolidated financial statements, cash held by the trusts through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trusts are recorded as “restricted cash.” Loans disbursed by the trusts are recorded as “loans receivable” with all service fees charged on the loans recognized as “financing income” over the lifetime of the loans using the effective interest method. Funds provided by external investors are recorded as “payable to investors of the consolidated trusts” with the associated interest expense accrued over the subscription period and included in “funding costs.” As of December 31, 2019, 2020 and 2021 and June 30, 2022, the outstanding balance for loans funded by financial institution partners through trusts was RMB6,103 million, RMB1,932 million, RMB3,108 million and RMB2,270 million, respectively.

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The chart below shows the typical structure of the trust arrangements and the roles and obligations of the parties involved, including our Company, financial institution partners, the trusts, trust companies and borrowers.

Trust Companies
(Administrator)
Administration Service
Service Fees
(1)
360数科
360 DIGITECH
(Guarantor(2))
Borrower Recommendation
& Credit Management Services
Guarantee Repayments
Residual Profit (if any)
Trusts
(Lender)
Funds
Funds Initially Provided + Return
Financial
Institution Partners
Loan Disbursement
Repayment (Principal + Interests)
Credit Application & Drawdown Request
Borrowers
Operation Flow
Cash Flow

Notes:
(1)
Our Group also subscribe for the trusts directly in certain cases.

(2)
The Consolidated Affiliated Entities with financing guarantee licenses provide guarantee services to the trusts.

For most of the trusts, financial institution partners will provide the funding, and in certain trusts, we will also subscribe and provide a portion of the funding. As of December 31, 2021 and June 30, 2022, the outstanding balance of the portion of trusts funded by us were RMB2.9 billion and RMB1.2 billion respectively. We provide borrower recommendation and credit management services to the trusts. We also provide guarantee services through the Consolidated Affiliated Entities with financing guarantee licenses, and such Consolidated Affiliated Entities would act as the guarantor and make guarantee repayments to the trusts in case of borrowers’ default. As of December 31, 2019, 2020 and 2021 and June 30, 2022, we provided guarantee services with respect to 76.7%, 54.3%, 49.1% and 72.3% of the outstanding loans funded by trusts. Trust companies are also involved to provide administration services for the trusts and receive services fees directly from the trusts, whereas the trusts will act as the lender and disburse loans facilitated through our platform to borrowers, and therefore in turn, receive repayments, including both loan principal and interests, from the borrowers. During the tenor of the trusts, financial institution partners, as the trust subscribers, will receive returns from the trusts from time to time. Upon expiry of the trusts, financial institution partners will receive repayment of the funds initially provided plus return from the trusts, and in the case where we have subscribed for a portion of the trusts, we will receive the remaining loan assets and/or funds as principal (if applicable) and residual profit (if any).
The trust arrangements are typically for a term of two years. The typical legal and contractual relationships among the parties involved under the trust arrangements, including our Company, financial institution partners, the trusts and trust companies, are as follows: (i) financial institution partners provide funding to the trust and are entitled to payments of the funds initially provided plus the returns pursuant to trust agreements between financial institution partners and trust companies; (ii) we provide borrower recommendation and credit management services to trusts administered by trust companies pursuant to the loan facilitation

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collaboration agreements between us and trust companies; (iii) in the instances where we provide guarantee services through the licensed Consolidated Affiliated Entities to the loans funded through the trusts, the licensed Consolidated Affiliated Entities would enter into guarantee service agreements with the trust companies; and (iv) in the instances where we subscribe for a portion of the trusts, the relevant subsidiaries of our Company would enter into trust agreements with trust companies. As advised by our PRC Legal Adviser, during the Track Record Period and up to the Latest Practicable Date, our operations under the above trust arrangements with our financial institution partners had complied with the applicable existing effective laws and regulations in all material aspects and such trust arrangements are valid, binding and enforceable under PRC laws and regulations.
For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, funds disbursed by financial institutions through trusts accounted for 9.1%, 10.0%, 4.2% and 3.4% of our total funding, respectively.
The value we add to our financial institution partners includes efficient borrower acquisition through online and offline channels, credit assessment technology empowerment, post-facilitation services and risk-adjusted returns throughout economic cycles, among others. Our technology infrastructure helps enhance financial institution partners’ risk management, providing them with a more seamless and real-time risk management experience.
Fuzhou Microcredit
In March 2017, Fuzhou Microcredit was established, which has obtained the regulatory approval and micro-lending license to originate loans. The sources of funding for the loans funded by Fuzhou Microcredit include its registered capital and profits from its operations. For the years ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, RMB390 million, RMB2.5 billion, RMB6.8 billion, and RMB7.5 billion (US$1.1 billion) of credit drawdowns on our platform were funded by Fuzhou Microcredit, representing approximately 0.2%, 1.0%, 1.9%, and 3.8% of our total funding during such period. All loans funded by Fuzhou Microcredit were recorded on our balance sheet. Currently, Fuzhou Microcredit has a registered capital of RMB5 billion, which has been fully paid.
Alternative funding initiatives
We have explored and expect to continue exploring alternative funding initiatives, which include standardized capital instruments such as the issuance of ABSs. The type of underlying assets in the asset backed special plans (the “ABS plans”) includes beneficial rights in trusts and loans receivables. As of June 30, 2022, the expected weighted average return on the underlying assets currently being securitized in all of our outstanding ABS plans, expressed in terms of IRR, was 21.4%. The ABS plans were securitized and the issued ABSs were listed on Shanghai Stock Exchange or Shenzhen Stock Exchange. As we typically held the whole subordinated tranche securities, the ABS were consolidated by us pursuant to U.S. GAAP. As a result, the underlying assets remained as “loans receivable” in our consolidated financial statements, while the senior tranche securities purchased by external investors were recorded as “Payable to investors of the consolidated trusts” with the associated cash flows presented as financing cash flows in the consolidated cash flow statements. Interests paid and accrued on the ABS plans to external investors were recorded as part of “funding costs” within operating costs and expenses.

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The typical legal procedures and flow of funds among our Company, trusts, trust companies, ABS plans, underwriters, investors and borrowers in the ABS lending model are summarized as follows.

Notes:
(1)
The Consolidated Affiliated Entities with financing guarantee licenses provide guarantee services to the trusts.

(2)
Alternatively, the trusts transfer the loans receivables to ABS plans.

The legal procedures for ABS issuance typically start with due diligence on the underlying assets by trust companies and other external professional parties, including legal counsel, auditor and rating agency, to ensure compliance with relevant requirements for such issuance. Then, external professional parties will help prepare legal documentations and submit application for ABS issuance to the stock exchanges on which the ABSs are listed. Once the ABS plans are set up, securities companies will be involved to provide underwriting services to, and receive service fees from, the ABS plans. Investors will typically subscribe for the senior tranche of the ABS plans and provide most of the funding. In ABS plans, we will subscribe for the subordinate tranche of the ABS plans, thereby providing a portion of the funding. After proceeds are collected from ABS issuances, we would mainly undertake either one of the following arrangements: (i) transfer our primary beneficial rights in a trust specifically set up for the purpose of ABS issuance to ABS plans, or (ii) transfer loans receivable held by a trust specifically set up for the purpose of ABS issuance to ABS plans. Trust companies are involved to provide administration services for the trusts and receive services fees directly from the trusts, whereas the trusts will act as the lender and disburse loans facilitated through our platform to borrowers. Under the first arrangement, borrowers will make repayments of principal and interests to the trust first, which will then transfer the principal and interests to the ABS plans, representing the cash flows generated on the underlying assets. Under the second arrangement, borrowers will make repayments of principal and interests directly to the ABS plans. Upon their expiry, the ABS plans will distribute the principal and interests to investors. During the tenor of the trusts and ABS plans, we continue to provide borrower recommendation and credit management services to the trusts to maintain the quality of the underlying assets, and we also provide guarantee services to the trusts through the Consolidated Affiliated Entities with financing guarantee licenses.
We have been approved to list ABSs in a total value of RMB27 billion on the Shanghai Stock Exchange and Shenzhen Stock Exchange. As of June 30, 2022, we had issued ABSs of RMB14 billion (US$2.1 billion) with a comprehensive cost of funding less than 6.0%. For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, funding contributed through ABS issuance accounted for 3.9%, 4.4%, 5.1% and 5.3% of our total funding.
Peer-to-peer (P2P) platform
Historically, we used P2P lending platform operated by a subsidiary of Beijing Qibutianxia as a source of funding. In accordance with regulatory requirements, we have ceased our collaboration with the P2P platform since 2021. For the years ended December 31, 2019, 2020 and 2021, funding from the P2P platform accounted

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for 10.6%, 1.2% and 0% of our total funding, respectively. As advised by our PRC Legal Adviser, our use of P2P lending platform as a source of funding during the Track Record Period had complied with the applicable PRC laws and regulations including Circular 141 in all material aspects.
CREDIT ASSESSMENT
We believe our industry-leading credit assessment capabilities are a key competitive advantage allowing us to expand our business while maintaining consistently solid asset quality of the loan portfolios. Our credit assessment technology solutions are built upon a comprehensive database, a sophisticated credit profiling engine, and an efficient post-facilitation service process. With our technology empowerment, financial institutions conduct core risk management and credit approval independently to achieve better risk management.
The diagram below shows our credit assessment process, which is further elaborated below.
Comprehensive database
Large volume of high-quality data is a key factor differentiating Credit-Tech platforms. With users’ consent to our use of their data, we have developed a comprehensive database comprising a large volume of relevant and reliable information including, among others, a user’s credit history, credit lines granted by banks, consumption pattern and past repayment behavior, that are relevant to the assessment of a given user’s credit risk against future borrowing. Our database currently covers financial-related information of more than 2 billion devices with 50 billion nodes among themselves, based on which our Company develop over 200 million effective features, attributes and labels of prospective borrowers. We develop our database and build user profile primarily with our first-hand and proprietary data. Meanwhile, we also partner with

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third-party data providers to enrich our database of credit information. For example, we have access to People’s Bank of China’s credit reporting system, which allows us to retrieve and submit data on borrowers’ credit profiles.
Credit assessment engine
The success of our business relies on the effectiveness of our credit profiling systems. The “brain” of our credit profiling systems is our Argus Engine. Our Argus Engine integrates user database, AI-powered data analytics, and expert experience based on AI technologies, such as machine learning and deep learning, into comprehensive models. It allows us to effectively recognize and infer the patterns and relationships between information nodes and develop user profiles more accurately without substantial human intervention. For example, our Argus Engine is capable of automatically and continually training its algorithms with data in real life, and iterating and refining the precision of its profiling and decision making across the lifecycle of a loan. In addition, we have equipped the Argus Engine with a number of cutting-edge technologies in the area of AI, including machine learning and deep learning, which enable a more effective screening of fraudulent application and a more precise profile buildup. For example, integrated with visual risk technology under deep learning, our Argus Engine is able to verify the identity of a prospective borrower, denying those applications completed with what it believes to be a false identify, allowing for another layer of effective protection from frauds. For another instance, we have programed large-scale social network (knowledge graph) into our Argus Engine for fraud detection, which empowers us to comprehensively map and reason about connections between our users, and therefore more effectively identify organizational fraudulent behaviors. Leveraging its three core functions of anti-fraud, credit assessment and risk alert, Argus Engine helps us effectively build user profile, conduct overall credit assessment for each prospective borrower and detect frauds, thereby lowering the possibility of loan delinquency.
Behavior analysis and fraud detection
The Argus Engine is deployed to conduct fraud detection and initial credit screening of a prospective borrower, generating an F-Score which is a proprietary metric quantifying potential fraud risks of the borrower. Through our Argus Engine, we seamlessly combine data aggregation with fraud detection capabilities as follows.
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Identity authentication.   We use facial recognition technology and other tools and processes to verify the identity of a prospective borrower, denying those applications with what we believe to be false identities.

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Blacklist filtering.   We maintain a real-time list of suspicious devices and accounts referred to as a blacklist and to which we have automated access. We refer to the blacklist as well as fraud records provided by third-party institutions to filter prospective borrowers with high fraud risks.

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Telecommunication fraud prevention.   Our anti-telecommunication fraud system integrates black or gray list, AI powered source tracking technologies, as well as real time transaction and risk monitoring models. This system enables fraud prevention across the entire lending process, from pre-facilitation borrower acquisition to post-facilitation services. Its telecommunication fraud prevention mechanism features fraud risk alert, fraud interception and post-fraud feedback.

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Anti-fraud algorithms.   We filter prospective borrowers through the use of anti-fraud algorithms based on machine learning:

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we utilize supervised machine learning processes to learn from known fraud behavior patterns, training our algorithms to develop rules to identify similar patterns and deny suspicious applications;

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we utilize unsupervised machine learning to run anomaly detection to detect individual and aggregated abnormal patterns for the purpose of identifying unknown fraud behaviors; and

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we conduct a social network analysis, connecting seemingly unrelated factors to often detected fraud schemes. For example, when a new user uses the same mobile device as that of users A and B to access our services, our social network analysis algorithm is able to automatically catch the

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high correlations that may exist between the new user and the existing users A and B. If users A and B have been flagged by our system due to previous collaborative fraudulent loan applications, and the same mobile device has been identified as owned by the leader of this fraudulent organization, the social network analysis algorithm is able to conclude that the new user is likely to be a member of the fraudulent organization and subsequently direct the new user for manual verification.
Proprietary credit scoring and risk models
When a credit application is deemed to not represent a fraud risk, it is then subjected to the credit assessment module of our Argus Engine. This module will select and analyze variables associated with a given credit application. The variables that the Argus Engine analyzes are selected based on the perceived risk profiles of the applicants. The Argus Engine ultimately generates an A-Score to quantify an applicant’s credit profile. Prospective borrowers with higher A-Scores typically receive recommendation for higher credit limits. The A-Score is then directed to the Cosmic Cube Pricing Model for pricing.
We conduct credit assessment each time a new borrower requests a drawdown. A-Score is the result of the initial credit assessment performed on an applicant based on his/her credit profile, considering various factors such as financial condition, education, past credit history and social behaviors. Different from A-Score, B-Score is applied to existing borrowers on our platform with more than three months of borrowing history, by monitoring borrower behaviors, such as account, drawdown, repayment, among others. The B-Score replaces the A-Score for the purpose of future credit assessment and re-evaluation. The B-Score is reevaluated each time the borrower applies for a drawdown and at the end of each month. Given that we have high repeat borrower contribution, B-Score, reflecting the latest borrower behavior, plays a relatively more prominent role in our overall credit assessment process.
Based on the B-Score assigned to borrowers, the system adjusts recommendation of their credit line both proactively and in response to the requests made by them. For a given borrower, the request for credit line adjustment can be done no more than once every three months. A typical 15% to 25% increase will be given to the credit line of the borrower if the underlying adjustment is approved.
Each prospective borrower applying for loan products facilitated by us will be assigned into one of the 4 credit score categories based on credit score derived from our credit assessment results. Out of the 4 credit score categories, Level 1 represents the lowest risk and Level 4 represents the highest risk. For ICE and Risk management SaaS services, we do not generate a credit score for the prospective borrowers.
The following table presents loan facilitation volume breakdown by credit score category for the periods indicated for loan products facilitated by us. Against the backdrop of COVID-19 and its impact on the macroeconomic environment and borrowers’ ability to repay the loans, we implemented adjustments in our operations, such as optimizing our user base by focusing on higher quality users. As a result, the loan facilitation volume for loan products offered to borrowers in Level 4 decreased from 2019 to 2021, and the loan facilitation volume for loan products offered to borrowers in Level 1 and Level 2 increased from 2019 to 2021.
	For the Year Ended December 31,			For the Six Months Ended June 30,
Credit Score	2019	2020	2021	2022
	(RMB in millions)
Level 1	24,824	45,813	79,808	51,209
Level 2	33,771	53,718	88,440	45,749
Level 3	42,028	63,445	95,529	37,958
Level 4	97,223	78,433	76,928	14,012
Null(1)	1,226	5,348	16,397	48,186
Total	199,071	246,758	357,103	197,114

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Note:
(1)
Null primarily includes loans facilitated under ICE and risk management SaaS services. In addition, we do not generate a credit score for a few borrowers under limited cases, and the corresponding loan facilitation volume accounted for less than 0.5% of total facilitation volume during the Track Record Period.

The following table presents average loan tenor (in months) by credit score category for the periods indicated.
	For the Year Ended December 31,			For the Six Months Ended June 30,
Credit Score	2019	2020	2021	2022
Level 1	7.3	8.9	9.6	10.7
Level 2	7.7	9.5	10.5	12.0
Level 3	7.8	9.8	10.9	11.9
Level 4	8.2	10.0	11.3	11.8
Null(1)	8.8	13.1	8.9	11.3

Note:
(1)
Null primarily includes loans facilitated under ICE and risk management SaaS services. In addition, we do not generate a credit score for a few borrowers under limited cases, and the corresponding loan facilitation volume accounted for less than 0.5% of total facilitation volume during the Track Record Period.

The following table presents effective APR by credit score category for the periods indicated for loan products facilitated by us.
	Effective APR(1)
	For the Year Ended December 31,			For the Six Months Ended June 30,
Credit Score	2019	2020	2021	2022
Level 1	27.9%	26.2%	24.7%	22.1%
Level 2	29.1%	26.9%	25.4%	22.8%
Level 3	28.7%	27.4%	26.0%	23.4%
Level 4	28.9%	27.9%	26.7%	24.4%
Null(2)	30.1%	23.8%	23.6%	23.1%

Notes:
(1)
Effective APR data for 2021 and 2022 are calculated through IRR methodology, while 2019 and 2020 are not. The PBOC only disclosed the official IRR calculation methodology in March 2021 and we are not able to trace the IRR metric in 2019 and 2020. The effective APR for 2021 and 2022 is the annualized internal rate of return, or IRR, at which the net present value of all ordinary cash outflows (e.g., the principal of loans) and ordinary cash inflows (e.g., the principal repayment, the interest income, the loan facilitation service fees, and other income) from a loan or a group of loans equals zero, assuming all the cash inflows other than interest income are received at the beginning of the period. The effective APR for 2019 and 2020 is calculated as nominal APR divided by the loan duration and multiplied by the loan tenor. The effective APR data excludes loans facilitated under risk management SaaS and ICE.

(2)
Null primarily includes loans facilitated under ICE and risk management SaaS services. In addition, we do not generate a credit score for a few borrowers under limited cases, and the corresponding loan facilitation volume accounted for less than 0.5% of total facilitation volume during the Track Record Period.

Real-time risk events monitoring
Leveraging the expansive and complicated relational network of a borrower’s financial connections, Argus Engine can extract the most important information from the massive dataset and determine the borrower’s credit profile. When a borrower makes an online credit drawdown or application, we need to conduct real-time credit assessment, which necessitates the support of a powerful credit profiling engine. As of June 30, 2022, the real-time graph engine was in the fourth generation with more than 2 billion nodes and 58 billion edges. It

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provides more than 120 million times online calculations daily, mapping first-degree connections in an average of 10 milliseconds, and second-degree connections in an average of 500 milliseconds. Backed by powerful computation, our real-time screening net can accurately identify risks from group fraud, multiple platform borrowing and default, among others.
Collection
We believe we optimize the collection process for delinquent loans based on the use of a C-Score we assign to each borrower in default using the Argus Engine. The C-Score processes data from historical collection efforts to automatically identify the most efficient channel for collection, including text messages, mobile app push notices, AI-initiated collection calls, human collection calls, emails or legal letters. We initiate the automated collection process typically between 1 and 4 days after the loan repayment is due. In-house human collection calls are typically made between 5 and 60 days of loan delinquency, along with other automated collection techniques, subject to adjustments. We also outsource our collection to third-party collection service providers, particularly after 60 days of delinquency. To fulfill the compliance requirements, we have adopted and enforced comprehensive collection policies and procedures, including close monitoring of our third-party service providers, to ensure that all our collection practices, including in-house and third-party practices, are in compliance with current laws and regulations. First of all, all collection operations, either conducted by our in-house collection team or through third-party agencies, must be processed on our proprietarily developed online operation platform and call-out platform so that we are able to track and perform full-angle inspection on the collection practices. Secondly, all borrower data are subject to a desensitization procedure before they are used for collection. Our system enables a close-loop monitoring over the process of the collection exercise, from case categorization and the desensitization of delinquent borrowers’ information to the dispatch of delinquency information to the collection team or third-party collection agencies, as the case may be, and the collection call initiation. It ensures that only the necessary and minimum amount of desensitized data are being used for collection and that no data are able to be saved locally. Thirdly, all manual collection calls, either initiated by our in-house collection team or by third-party agents, are recorded and transmitted to our inspection system for an “AI + manual” dual inspection procedure, where our AI models will perform automatic, preliminary analysis on the content of the collection conversation against the rules that we set, identifying the expressions that are suspected to be deviating from our rules, and our inspection team will then further investigate the cases and provide improvement advice. Fourthly, we maintain real-time inspection on all collection operations. Our system constantly analyzes the real-time recording of the collection calls for potential defects or violations. Once a defect or violation is identified, a notice will be promptly sent to the relevant on-site collection supervisor for intervention, so that we are able to proactively de-escalate the situation, prevent violative collections and deliver better user experience. Last but not least, we stipulate into each service agreements with our third-party agencies obligations of such agencies to abide by our policies, comply with laws and regulations, preserve confidentiality, refrain from using excessive or otherwise inappropriate measures. From the beginning of the Track Record Period to the Latest Practicable Date, we have terminated business relationship with certain third-party collection service providers, primarily due to performance reasons, such as relatively low collection rate and cost efficiency in collection, and changes in personnel. According to our third-party collaboration mechanism, we have rights to terminate business relationships with third-party service providers that meet the exit criterion provided therein. In particular, the number of the third-party collection service providers that we terminated business relationship with amounted to 3, 2, 11, 14 in 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. The increasing trend in the number of the third-party collection service providers with which we terminated business relationship from 2020 to the six months ended June 30, 2022 was primarily because we expanded the network of third-party collection service providers in 2020 to mitigate the impact of COVID-19 outbreak, and as we adjusted our collection operations against the backdrop of COVID-19 in 2021 and 2022, we gradually terminated the business relationship with the extra third-party collection service providers that did not meet our performance expectations. We do not have any disputes with any of these terminated third-party collection service providers. The terminations did not have any material adverse effect on our business operations.
We have built an AI-powered collection and borrower service system based on automatic speech recognition, text-to-speech and natural language processing technologies. In 2021 and the six months ended June 30, 2022,

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the application of our AI-powered collection had handled 75% and 65% of our total collection volume, respectively. Our collection system can conduct automatic outbound calls in batches and interact with borrowers. We assess the appropriateness of AI-driven communication, and will adjust the approach and tone of the system, based on the risk level and the type of collection. This assessment is conducted automatically and we leverage the capability for all early-stage notification, contact confirmation and basic collection negotiations, while focusing our collection team on complicated collection cases, or other challenging interactions as identified by our system, to increase our operational efficiency and reduce our collection costs. For the six months ended June 30, 2022, we have maintained a 30 day collection rate of approximately 86%.
Our Credit Performance
We monitor the credit performance of loans facilitated under both credit-driven services and platform services to evaluate and improve our technology services offered to financial institution partners in preliminary credit assessment. We use 30 day+ and 90 day+ delinquency rates as key metrics to evaluate the credit performance of loans. They reflect the loans that are past due between 31 and 180 days and between 91 and 180 days, respectively, as of a specified date. With our strong credit assessment capabilities, we have been able to effectively manage the asset quality of loan portfolios and consistently achieved a relatively low delinquency rate. In addition, we view write-off ratio as a supplement to delinquency rates to evaluate the overall credit performance of the loan portfolios as it reflects the net write-off of loans that are past due over 180 days during a given period. We have been able to maintain a relatively low write-off ratio during the Track Record Period. Loans that are written-off and loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation. Hence, the delinquency rates and the write-off ratio should be read together to assess our credit performance. For all the loans facilitated for which we provide guarantee services and that are written off due to delinquency for over 180 days, we have made the required guarantee repayments to our financial institutions partners pursuant to the guarantee service agreements and there is no further guarantee obligation for such loans.
The table below summarizes the 30 day+ delinquency rate and 90 day+ delinquency rate for all loans facilitated through our platform, including those under credit-driven services and platform services as of the dates indicated, as well as our write-off ratios for the periods indicated.
	For the year ended/As of December 31,			For the six months ended/ As of June 30,
	2019	2020	2021	2022
30 day+ delinquency rate(1)	2.8%	2.5%	3.1%	4.4%
90 day+ delinquency rate(2)	1.3%	1.5%	1.5%	2.6%
Write-off ratio(3)	3.7%	5.3%	4.8%	6.5%(4)

Notes:
(1)
30 day+ delinquency rate is a percentage, which is equal to (i) the outstanding loan balance of on- and off-balance sheet loans facilitated by our Group that are 31 to 180 calendar days past due, divided by (ii) the total outstanding loan balance of on- and off-balance sheet loans facilitated by our Group across our platform as of a specific date; loans that are charged-off and loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation.

(2)
90 day+ delinquency rate is a percentage, which is equal to (i) the outstanding loan balance of on- and off-balance sheet loans facilitated by our Group that are 91 to 180 calendar days past due, divided by (ii) the total outstanding loan balance of on- and off-balance sheet loans facilitated by our Group across our platform as of a specific date; loans that are charged-off and loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation.

(3)
Write-off ratio is calculated by dividing (i) net write-off in a given period, which is the total write-off amount less recovered amount, by (ii) the average of beginning and ending balance of gross loans of such period.

(4)
Annualized data for the write-off ratio for the six months ended June 30, 2022.

The following table presents 30 day+ delinquency rates and 90 day+ delinquency rate by credit score category for the periods indicated for loan products facilitated by us. The extent of risk exposure under different credit

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score categories is different as shown in the table below. The risk exposure under Level 4 is the highest overall among all credit score categories.
	As of June 30, 2022
Credit Score	30 day+ delinquency rate	90 day+ delinquency rate
Level 1	0.52%	0.25%
Level 2	0.79%	0.42%
Level 3	1.76%	1.01%
Level 4	20.94%	12.78%
Null(1)	1.20%	0.77%

Note:
(1)
Null primarily includes loans facilitated under ICE and risk management SaaS services. In addition, we do not generate a credit score for a few borrowers under limited cases, and the corresponding loan facilitation volume accounted for less than 0.5% of total facilitation volume during the Track Record Period.

The overall 30 day+ delinquency rate decreased from 2.8% as of December 31, 2019 to 2.5% as of December 31, 2020, primarily due to the improvement in asset quality of the loan portfolios in fiscal year 2020. The overall 30 day+ delinquency rate increased from 2.5% as of December 31, 2020 to 3.1% as of December 31, 2021, primarily due to the challenging macroeconomic environment, which negatively impacted the loan repayment. The overall 30 day+ delinquency rate increased from 3.1% as of December 31, 2021 to 4.4% as of June 30, 2022, primarily due to the resurgence of COVID-19 pandemic in certain cities of China which resulted in a challenging macroeconomic environment that negatively impacted borrowers’ ability to repay on time.
The overall 90 day+ delinquency rate increased from 1.3% as of December 31, 2019 to 1.5% as of December 31, 2020, primarily due to the significant impact of COVID-19 on the asset quality of the loan portfolios in early 2020, despite noticeable improvement in asset quality of the loan portfolios in fiscal year 2020. The overall 90 day+ delinquency rate remained stable at 1.5% as of December 31, 2020 and 2021. The overall 90 day+ delinquency rate increased from 1.5% as of December 31, 2021 to 2.6% as of June 30, 2022, primarily due to the resurgence of COVID-19 pandemic in certain cities of China which resulted in a challenging macroeconomic environment that negatively impacted borrowers’ ability to repay on time.
Our write-off ratio increased from 3.7% in 2019 to 5.3% in 2020 primarily due to the impact of COVID-19 on the asset quality of the loan portfolios, especially in the first half of 2020 amidst the height of COVID-19 outbreak, and our write-off ratio decreased from 5.3% in 2020 to 4.8% in 2021 primarily because we have resumed normal operations and managed to deliver solid performance in asset quality of the loan portfolios. The annualized write-off ratio for the six months ended June 30, 2022 was 6.5%, compared to 4.8% in 2021, was mainly attributable to the prolonged impact of COVID-19 on the macroeconomic environment, when negatively affected borrowers’ ability to repay the overdue loan.
Meanwhile, we also evaluate the healthiness of loans facilitated by us in each fiscal quarter through vintage delinquency rates. The following charts display the historical cumulative 30 day+ vintage delinquency rates and 180 day+ vintage delinquency rates for all loans facilitated by our Group through our platform. Loans under ICE and other technology solutions are not included in the calculation of vintage delinquency rates.

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30 Day+ Delinquency Rates by Vintage

Note:
(1)
30 day+ vintage delinquency rate is a percentage, which is equal to (i) the total amount of principal for all loans facilitated by our Group in a fiscal quarter that become delinquent for more than 30 days, less the total amount of recovered past due principal for all loans facilitated by our Group that were delinquent for more than 30 days in the same fiscal quarter, divided by (ii) the total initial principal amount of loans facilitated by our Group in such fiscal quarter; loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation.

180 Day+ Delinquency Rates by Vintage

Note:
(1)
180 day+ delinquency rate is a percentage, which is equal to (i) the total amount of principal for all loans facilitated by our Group in a fiscal quarter that become delinquent for more than 180 days, less the total amount of recovered past due principal for all loans facilitated by our Group that were delinquent for more than 180 days in the same fiscal quarter, divided by (ii) the total initial principal amount of loans facilitated by our Group in such fiscal quarter; loans under Intelligent Credit Engine and other technology solutions are not included in the delinquency rate calculation.

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The 30 day+ and 180 day+ vintage delinquency rates for loans that were facilitated in the third and fourth quarters of 2019 were higher than those in the remaining quarters of the Track Record Period, primarily because the lifecycle of loans facilitated during those periods typically covers the entire first half of 2020 amidst the height of the COVID-19 outbreak. As a result, the ability to repay for borrowers that made drawdowns during such periods was adversely affected, leading to an increase in the vintage delinquency rates for loans that were facilitated in the third and fourth quarters of 2019. To mitigate the impact of COVID-19 outbreak, we had implemented various adjustments, such as optimizing our user base by focusing on higher quality users. As a result, the 30 day+ and 180 day+ vintage delinquency rates for loans facilitated in the first quarter of 2020 improved slightly, and the 180 day+ vintage delinquency rates were generally lower for loans facilitated since the second quarter of 2020, compared with those for loans facilitated in the third and fourth quarters of 2019. The 30 day+ vintage delinquency rates were relatively higher in the four quarters of 2021, compared with those in last three quarters of 2020, primarily due to the prolonged impact of COVID-19 on the macroeconomic environment, which negatively impacted borrowers’ ability to repay the overdue loans.
We estimate the default rate of loans on a pool basis by taking into consideration various factors including the historical delinquency rate by vintage. The related provisions and allowances are recorded at loan inception based on the estimated default rate over the entire loan tenure and adjusted in each subsequent reporting period based on update of relevant information including actual credit performance. Therefore, the increase in actual delinquency rate as of June 30, 2022 has been reflected in our current estimate of default rate to arrive at guarantee liabilities — contingent, allowance for loans receivable and related provisions in the consolidated financial statements. If future change in various factors constituting the estimate of default rate result in 0.5 percentage point increase/decrease in the overall estimate default rate for each pool of loans already facilitated as of June 30, 2022, it would result in an increase/decrease of RMB156 million for allowance for loans receivable and provision for loans receivable, RMB613 million for guarantee liabilities — contingent and provision for contingent liabilities. If the estimate of default rate changes further, the amount would change proportionately. Assuming other accounts and balances stay as unaffected, the impact on the net income over the revaluation of provisions for such existing loans would be a decrease/increase of approximately RMB587 million based on an assumed effective tax rate of 15%. In real business world, however, if we notice factors that would increase the overall default rate by such magnitude, we will surely take counter risk measures and accordingly the actual adverse impact on net income is expected to be even less.
PROVISIONS FOR LOANS
We determine provisions for loans based on a number of factors as follows. For on-balance-sheet loans, a valuation allowance is set up based on estimated default rate of loans to reduce the carrying amount of loans receivable. For off-balance-sheet loans where we provide guarantee services, we record guarantee liabilities — contingent to represent our expected net payout when the underlying loans become default. In either cases, the allowance/contingent guarantee liabilities are determined based on the estimated default of underlying loans. See “Financial information — On-and Off-balance Sheet Treatment of Loans” for details of the difference between on-and off-balance sheet loans. We estimate the default rate of loans on a pool basis by taking into consideration the historical delinquency rate by vintage, adjusted by specific risks for loans within each vintage, correlated industrial and macro-economic factors, and other pertinent information such as CPI and delinquent loan collection rate in assessing future performance of the loan portfolio. The historical delinquency rate captures the historical data on the delinquent status of borrowers and time of delinquency. Further, we provide allowance and contingent liabilities based on the estimated collectability over the entire loan tenure at inception of each loan portfolio and adjust in each subsequent reporting period based on update of relevant information. Thus, we do not have separate provision policies for delinquent loans and we charge off loans receivable as a reduction to the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible. The contingent guarantee is reduced by the payouts made by our Group to compensate the investors upon borrowers’ default and revalued at each period end to reflect updated estimation for future net payout.
DATA AND PRIVACY PROTECTION
We are dedicated to protecting users’ privacy, and we have implemented a data privacy and security system to ensure the security, confidentiality and integrity of data. We adopt policies to make sure we obtain users’

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consent in collecting and using their data. We have promulgated a user privacy policy on our platform, setting forth our data use practices and privacy protection protocols. When a user registers an account via our app, he or she must read through and agree to the privacy agreement before the registration can be completed. Besides, in certain phases of the loan application process that involve data collection or usage, such as activating facial recognition function to facilitate credit assessment and transaction security, our users will be prompted again to read through and agree to separate authorization agreements on our data collection and use practices before they can proceed. We only use the data for the stated purpose as authorized by the user of our app in connection with credit assessment and as otherwise required by applicable laws and regulations. All of our data which we collected and generated from our operations in the PRC are stored in the PRC territory and the data which we recognize as sensitive data are encrypted with the double encryption approach of data encryption and database encryption. We store user data in accordance with applicable laws and regulations, and we have adopted and implemented internal controls system and protocols focused on data security and personal information protection. Our core systems have all passed and been certified as the Level III Protection of the National Information System. We require all of our employees to comply with the protocols, respect the privacy of users, and protect their information. In addition, we limit our employees’ access to de-identified information and the output of such credit analysis only (except for key data security personnel whose access is subject to stringent internal approval) for purposes of mitigating the possibility of data leakage and avoiding unnecessary privacy invasion as much as possible.
With rigorous data privacy and security system, in June 2020, our fintech service application, 360 Jietiao, received both the app security certification and the app information security certification from the National Computer Virus Emergency Response Center, or the NCVERC, which is the official agency for anti-virus internet security and designated testing body for the “Special Crackdown on the Illegal Collection and Misuse of Personal Information by Apps” initiative by the MPS. In particular, 360 Jietiao received a level 3 rating for both app privacy and data security, the highest level granted by the NCVERC. Given the ongoing regulatory environment, the certifications granted to us recognize our core competency in privacy protection and security technology and further solidify our competitive advantage in terms of regulatory compliance.
Our commitment to protecting users’ privacy also shapes the way we collaborate with others on data insight enhancement for the purpose of credit assessment. For example, we obtain consent from users to use their data insights obtained from third-party sources for credit assessment purposes at the registration stage.
In the view of our PRC Legal Adviser, our Significant Subsidiaries are in compliance with the requirements of data security and personal information protection provided in the applicable existing effective PRC laws and regulations in material aspects as of the Latest Practicable Date, including the requirements of the Personal Information Protection Law, Administrative Provisions on Internet Information Service Algorithm-Based Recommendation and the Guidelines on Strengthening the Comprehensive Regulations of Algorithms for Internet Information Services.
TECHNOLOGY & SECURITY
We are a technology-driven company. The success of our business is dependent upon our technological capabilities, which deliver a superior user experience, protect information on our platform, increase operational

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efficiency and facilitate continued innovation. Our innovation efforts are driven by strong research and development and risk management teams, which accounted for 43.7% of our total employees, as of June 30, 2022.
Principal components of our technology infrastructure include:
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Data science.   Data science contributes to many elements of our business and operations, extending across an entire loan lifecycle. Our Argus Engine allows us to aggregate and assess thousands of data points to build a comprehensive profile for each user which guides fraud detection, credit assessment and general borrower behavior, useful in anticipating borrowers’ needs. Our Cosmic Cube Pricing Model then applies similar data science strategies in establishing pricing. Our workflow system CloudBank is capable of processing millions of transactions every day and integrates with our financial institution partners’ systems in loan disbursements, credit decisions, and payment clearances. We have also developed our network relationship database with tens of billions of connecting points for fraud detection purpose. The algorithms powering the majority of our decision systems iterate in real-time through machine learning, allowing us to promptly identify and correct operational issues.

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Artificial intelligence.   We have identified specific applications for AI across our platform, notably around precision marketing, rapid underwriting and post-facilitation services. We consistently upgrade our capabilities through machine learning. For instance, our fraud detection and credit assessment capabilities are based on the self-learning of the Argus Engine, which consistently re-evaluates statistically significant variables and re-develops policies around borrower credit assessment. A key benefit of AI is the automation of many of our processes. We can generally process a credit application from submission through drawdown approval without material human intervention, and our internal preliminary credit assessment mostly only takes less than a minute in accordance with recent IT records, achieving massive operational efficiency. For instance, our AI-powered voice system, which we apply to the collection of delinquent loans, has reduced our collections staff significantly and empowered the remaining staff to be more efficient and effective. Lastly, we are in the process of evaluating applications of blockchain across our business model.

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Security.   We are committed to maintaining a secure online platform. Our platform benefits from 360 Group’s expertise in the area of internet security. Our focus on security provides operational benefits because we believe borrowers are more willing to share sensitive information with us due to our security reputation. Key features of our security system are as follows:

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Our firewall monitors and controls incoming and outgoing traffic 24 hours per day, and the firewall is updated and trained periodically with mimic attacks from hackers to spot potential loopholes and protect our platform from malware, computer virus and hackings;

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Our servers are managed by 360 Group’s private cloud service and as such are both physically and virtually isolated with intensive security protocols; and

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All transmission of borrower information is encrypted.

We have also adopted a series of policies on internal controls over information systems and network access management. We maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.
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Stability.   We operate on 360 Group’s private cloud. Our system infrastructure is hosted in data centers at three separate locations in Beijing and Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts a modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable.

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Scalability.   With a modular architecture, our platform can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve the distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time. Meanwhile, we have built our system in a partner-friendly approach as we provide flexible options to our partners regarding the scope of the data to be provided as well as how the data is provided. With such flexibility, we can cut a considerable amount of time and monetary cost in synchronizing the systems of ours and our partners’. For instance, it typically takes one to two weeks for us to develop our system access to a new partner’s system, which is a key selling point when prospective financial institution partners evaluate joining our platform.

MARKETING AND BRAND AWARENESS
We primarily employ and implement variable online sales and marketing methods, supplemented with traditional promotional activities and general brand and awareness building. We focus on building brand awareness through online marketing campaigns, including cooperating with leading online platforms for directing user traffic to our business and boosting public relations as well as other offline advertising. We invest in a series of marketing activities to further solidify our brand image and continue to grow our user base, including collaborating with leading social media, video and live streaming platforms to extend our brand to a broader potential user group.
SEASONALITY
We experience seasonality in our business, mainly correlating to the seasonal fluctuations in internet usage and traditional personal consumption patterns in China. For example, individual borrowers generally reduce their borrowings during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year, due to a reduction of the overall volume of commercial transactions. Furthermore, when e-commerce platforms hold special promotional campaigns, for example, on November 11 and December 12 each year, we typically observe an increase in borrowing proceeds immediately following these campaigns. However, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.
COMPETITION
We currently primarily targets the consumer Credit-Tech market, and compete for borrowers, funding sources and other third-party services with other Credit-Tech platforms with the similar market focus, which mainly

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include Credit-Tech platforms backed by large internet companies, and independent Credit-Tech platforms that operate standalone platforms without support from traditional financial institutions or large internet companies, according to iResearch. As the macro and regulatory environment evolve in recent years, we have observed dynamic changes in the market landscape. On the one hand, some Credit-Tech platforms backed by internet giants are scaling back their over-leveraged operations, which creates opportunities for other players to fulfill the “spillover” demand. On the other hand, as regulatory compliance becomes increasingly important, smaller and weaker Credit-Tech platforms that lack capabilities to achieve profitability while maintaining compliance are naturally withdrawing from the market, which in turn creates opportunities for us to further strengthen our market position.
In addition, many leading internet and technology companies that possess large user bases, substantial financial resources and high frequency consumption platform entered the consumer Credit-Tech market in the past few years. However, many of them have since scaled back their effort in developing Credit-Tech business by themselves to optimize their strategic priorities. Instead, some leading internet and technology companies choose to partner with leading Credit-Tech platforms like us to help them better monetize their user base with comprehensive financing solutions. Such partnerships are the basis for “embedded finance.”
We believe that our deep understanding of users, robust credit assessment systems, effective user acquisition channels, user-friendly product designs, and broad and diversified funding sources form a substantial competitive advantage over many of our peers. Such competitive advantage, along with our consistent track record of solid execution, also in turn helps us gain trust from financial institutions and strengthen our relationship with business partners. See “Industry Overview” for more information about the market where we operate and the competition we face.
CUSTOMERS AND SUPPLIERS
Our customers
We endeavor to empower financial institutions across different stages of the loan lifecycle with our technology-driven services, whereby delivering to users more accessible credit lines. Our customers primarily consist of financial institutions. In the years ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, (i) our top five customers accounted for 50.4%, 46.7%, 45.1% and 39.5% of our total revenue, respectively, and (ii) our largest customer, in each period during the Track Record Period, contributed 15.9%, 15.0%, 14.9% and 16.8% of our total revenue, respectively.
Our suppliers
During the Track Record Period, our top suppliers primarily include (i) service vendors who charge us marketing and promotional service fee; (ii) service vendors who charge us bandwidth service fee and brand fees; (iii) payment processing services providers; primarily service vendors selected based on prevailing market terms.
In the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, (i) our top five suppliers accounted for 40.9%, 16.4%, 27.5% and 40.1% of our total purchases, respectively; and (ii) our largest supplier, in each period during the Track Record Period, contributed 24.4%, 5.4%, 9.1% and 13.1% of our total purchases, respectively.
EMPLOYEES
We had 1,891, 1,643, 2,129 and 2,232 employees as of December 31, 2019, 2020 and 2021 and June 30, 2022, respectively. The following table sets forth the number of our employees categorized by function as of June 30, 2022:

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As of June 30, 2022
Function:
General and Administrative	188
Operations	755
Products	169
Research and Development	814
Risk Management	161
Sales and Marketing	145
Total	2,232
As of June 30, 2022, we had 1,029 employees in Shanghai, 373 employees in Beijing, 266 employees in Shenzhen and the rest in other cities and special administrative region in China.
As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing funds, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.
We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for up to two years after the termination of his or her employment. In consideration of our employees’ non-compete covenant, we pay compensation to our employees at a rate of not less than 30% of the average monthly compensation of the prior 12 months of their employment during the restriction period, provided that, to the extent our rate becomes lower than the minimum standard required by the local government, we will pay in accordance with such standard.
We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.
INSURANCE
We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. During the Track Record Period, we did not make any material insurance claims in relation to our business. We also provide social security insurance including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing funds through a PRC government-mandated defined contribution plan for our employees, as required by Chinese laws and regulations. We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by Chinese laws and regulation and in accordance with the commercial practices in our industry. However, our insurance policies may not be able to cover all of our losses and we cannot provide any assurance that we will not incur losses or suffer claims beyond the limits of, or outside the relevant coverage of, our insurance policies.
PROPERTIES
Our corporate headquarters is located in Shanghai, where we lease office space with an area of 13,238 square meters as of June 30, 2022. We also lease an area of 2,172 square meters in Hefei, an area of 2,295 square meters in Fuzhou, an area of 1,500 square meters in Shenzhen, an area of 1,000 square meters in Xi’an, an area of 1,855 square meters in Chengdu, an area of 871 square meters in Haikou, an area of 119 square meters in Hong Kong and an area of 5,100 square meters in Beijing as of June 30, 2022. The lease term varies from

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one year to three years. Our servers are primarily hosted at internet data centers owned by 360 Group and located in Beijing and Shanghai. We believe that we expect to seek additional office space as needed to accommodate future growth.
In October 2020, we established 360 Changfeng, a joint venture company in Shanghai, China, through Shanghai Qiyu, together with Shanghai Changfeng Investment (Group) Co., Ltd., or Changfeng, an independent third party, and Shanghai Jiehu Internet Technology Co., Ltd., or Shanghai Jiehu, a 360 Group entity, to develop and build our 360 East-China regional headquarters and the affiliated industrial park for our future operations. Once completed, the regional headquarter and industrial park will enable us to host all our facilities and employees across departments that currently work on premises in Shanghai to join in the same office space, which we believe will help us further save administrative costs and improve operating efficiency. Changfeng, Shanghai Jiehu and we held 30%, 30% and 40% of the equity interests of the entity, respectively. In December 2021, we, through Shanghai Qiyu, entered into an equity transfer agreement with Shanghai Jiehu, pursuant to which Shanghai Qiyu acquired all the 30% equity interests owned by Shanghai Jiehu in 360 Changfeng. Following the transfer, we and Changfeng hold 70% and 30%, respectively, of the equity interests in 360 Changfeng. As of June 30, 2022, shareholders of 360 Changfeng have invested a total of RMB1.0 billion to acquire land use rights of the parcel of land on which our regional headquarters and affiliated industrial park stand and support the joint venture company’s operations, of which RMB0.3 billion was funded by Changfeng.
RISK MANAGEMENT AND INTERNAL CONTROL
We have adopted and implemented comprehensive risk management policies in various aspects of our business operations such as financial reporting, information system, internal control, human resources, and investment management, and we are dedicated to continuously improving these systems. We continually review the implementation of our risk management and internal control policies and procedures to enhance their effectiveness and sufficiency.
Financial reporting risk management
We have in place a set of accounting policies in connection with our financial reporting risk management. We have various procedures in place to implement accounting policies, such as financial reporting management policies and financial statements preparation policies. We have various procedures and IT systems in place to implement our accounting policies. Our financial department reviews our management accounts based on such procedures. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.
Internal control risk management
We have designed and adopted strict internal control procedures to ensure the compliance of our business operations with the relevant rules and regulations. In accordance with these procedures, our legal, finance and other departments work closely together to: (a) perform risk assessments and give advice on risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our company.
In accordance with these procedures, our in-house legal department reviews and updates forms of contracts that we enter into, examines contract terms and reviews all relevant documents for our business operations, and is responsible for obtaining any requisite governmental pre-approvals or consents. We have strictly prohibited our employees from receiving kickbacks, bribing others, or secretly receiving commissions or any other personal benefits. We continually review the implementation of our risk management policies and measures to ensure our policies and implementation are effective and sufficient.
Data and technology system risk management
Sufficient maintenance, storage and protection of user data and other related information is critical to our business. We dedicate significant resources to developing and implementing programs designed to protect user

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privacy, promote a safe environment and ensure the security of user data. We use a variety of technologies to protect the security of the data that we collect and store in compliance with relevant government regulations. See “— Technology & Security.”
In terms of data governance, we have formulated the Preliminary Policy on Personal Information Protection and Data Governance that comprehensively stipulates the personal information protection and data governance of our Company and established a data security committee to be responsible for our personal information protection and data security management with a designated person in charge of data security to supervise data processing activities and the protection measures taken. In particular our data governance addresses the below five key areas:
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Data protection.   We have formulated the 360 DigiTech Data Security Management System to comprehensively regulate our data security protection issues, and further formulated the 360 DigiTech Customer Information Security Management Manual, 360 DigiTech Data Classification and Hierarchical Management System, 360 DigiTech Security Vulnerability Management Regulations, 360 DigiTech Security Emergency Response Management System, Personal Information Security Incident Management System and 360 DigiTech Data Security Training and Evaluation Provisions for data security protection issues. The foregoing policies have set forth in detail our internal mechanisms for the protection of users’ personal information, data classification and hierarchical management, detection and reparation of security vulnerabilities, proper handling of data security incidents and personal information security incidents in emergency situations, and employee trainings to promote knowledge and awareness on data security, to ensure that we maintain a high level of data protection;

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Data collection.   The Preliminary Policy on Personal Information Protection and Data Governance, and the 360 DigiTech Customer Information Security Management Manual expressly state that all relevant laws and regulations should be observed in data collection; specifically, all data collection behaviors should comply with the provisions of laws and regulations, and personal information should be collected only when consent is obtained or when such personal information collection is in compliance with relevant laws;

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Use of data.   The Preliminary Policy on Personal Information Protection and Data Governance stipulates that the use of data should conform to the principle of minimum necessity, and an assessment in accordance with the procedures prescribed in the 360 DigiTech Security Impact Assessment Provisions should be carried out before we use the data for data fusion, automated decision-making and artificial intelligence. The 360 DigiTech Security Impact Assessment Provisions also stipulates that regular technical audits of data processing should be conducted to check whether there is unauthorized access or misuse of data. We have also formulated the 360 DigiTech Data Security Employee Handbook and the Access Control Security Management Policy to manage the rights of employees to access and operate data in order to avoid inappropriate use of data by employees. For the use of personal information for customization and personalization, we have specifically issued the Interpretation of Automated Decision Processing Regulations, through which users are informed of the purpose, scenario, basic principles, basic theories and rights of the use of automated decision-making;

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Storage and retention of data.   The Preliminary Policy on Personal Information Protection and Data Governance stipulates that the data collected and generated in the course of operation in the PRC territory shall be stored in the PRC territory; the storage period of the data shall be determined in accordance with laws and regulations; the storage space shall be divided according to the classification and hierarchy of the data; the data that we recognize as sensitive data shall be encrypted and backed up. The Data Backup and Recovery Management Procedures further specifies the procedures and requirements involved in data backup and recovery conducted by us; and

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Data transmission.   The 360 DigiTech Security Management System stipulates specific requirements for data transmission. For example, servers storing and processing sensitive data should be isolated; data transmission between systems should be carried out through certified interfaces or centralized data transmission platforms; highly sensitive data transmitted through external networks or the internet should be encrypted and integrity protected; data leakage prevention control measures should be taken

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to prevent intentional or negligent leakage by employees; and if cross-border data transmission is involved, risk assessment should be conducted to ensure that the cross-border data transmission is in compliance with the requirements of relevant laws and regulations.
To ensure compliance with the relevant requirements of data security and personal information protection, we have also adopted policies that strictly regulate the access to our data by third parties who are in collaboration with us, which include but are not limited to third-party service providers and financial institutions, with the aim to prevent inappropriate use and disclosure of data. For instance, our Preliminary Policy on Personal Information Protection and Data Governance provides that before a supplier is entrusted to process data or a business partner is entrusted to jointly process data with us, a background investigation should be conducted on such supplier or business partner, and an agreement with relevant compliance commitments must be entered into by such supplier or business partner. During the collaboration process, we may conduct security audits or require our business partners to provide credible security audit report from time to time. The suppliers or business partners are also required to conduct internal data security-related assessments or impact assessments in accordance with the relevant laws and regulations and retain data processing records pursuant to the collaboration agreements. Upon the termination of the collaboration agreements, the suppliers or business partners are required to delete or properly dispose of all data obtained from us, and provide us relevant supporting documents for our record. We retain compliance review records of such suppliers and business partners. Additionally, our 360 DigiTech Data Security Management System stipulates that if a business partner receives user information from us, it shall sign a confidentiality agreement. A security assessment is required before our system is connected with the systems of financial institution partners or third-party service providers (collectively, the “third-party systems”) due to business development needs. We have further formulated the Regulations on Access Management of Third-party Systems, requiring third-party systems to comply with the following four requirements to ensure the security of network and data: (a) interface authentication, (b) user authority control, (c) parameter encryption and (d) network transmission encryption. The Regulations on Access Management of Third-party Systems also prescribe rules on the behavior of third-party personnel. Besides, we conduct regular security reviews and investigations on the data processing activities conducted by financial institution partners and third-party service providers to ensure that their data processing activities in collaboration with us are in compliance with the laws and regulations relating to privacy protection and data security.
Human resource risk management
We provide regular and specialized training tailored to the needs of our employees in different departments. Through these trainings, we ensure that our staff’s skill sets remain up-to-date and enable them to discover and meet our users’ needs. We have in place an employee handbook approved by our management and distributed to all our employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption. We provide employees with resources for explanation on guidelines contained in the employee handbook.
We also have in place a code of business conduct and ethics approved by our Board and an anti-bribery and corruption policy approved by our executive management team, providing to our employees the best commercial practice and work ethics as well as our anti-bribery guidance and measures. We make our internal reporting channel open and available to our staff for any wrongdoing or misconduct. Reported incidents and persons will be investigated and appropriate measures will be taken in response to the findings.
Audit committee experience and qualification and board oversight
We have established an audit committee to monitor the implementation of our risk management policies across our company on an ongoing basis to ensure that our internal control system is effective in identifying, managing, and mitigating risks involved in our business operations.
The audit committee consists of three members, namely Mr. Yongjin Fu, Mr. Gang Xiao and Mr. Andrew Y Yan. All three members are independent non-executive Directors. Mr. Yongjin Fu is the chairman of our

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audit committee. For the professional qualifications and experiences of the members of our audit committee, see “Directors and Senior Management.”
We also maintain an internal audit department that is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee on any issues identified. Our internal audit department members hold regular meetings to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee on a timely basis to ensure that any major issues identified thus are channeled to the committee. The audit committee then discusses the issues and reports to the Board, if necessary.
Ongoing measures to monitor the implementation of risk management policies
Our audit committee monitors the implementation of our risk management policies on an ongoing basis to ensure our policies and implementation are effective and sufficient.
ENVIRONMENTAL SUSTAINABILITY, SOCIAL RESPONSIBILITY, AND CORPORATE GOVERNANCE
We are committed to leveraging our technology and platform to create value for the society. With China’s poverty alleviation and environmental protection campaigns and the unprecedented challenges faced by China and the globe in the COVID-19 pandemic, we endeavor to devote our efforts to take on social responsibility and contributing to the community. In addition, we strive to adhere to a high standard of corporate governance, implement ESG policies, and operate our business on an ethical and compliant basis. We will continue to promote a diverse and inclusive environment for our talents, pursue environmentally friendly operations and contribute to public welfare.
ESG Governance
Our Directors acknowledge the importance of corporate social responsibility to the long-term success of our Group. Pursuant to the Environmental, Social and Corporate Governance Reporting Policy of our Group, or the ESG Policy, our Board is responsible for setting up our Group’s overall ESG governance management policies, strategies, priorities and targets, reviewing our ESG Policy on an annual basis to ensure its effectiveness, and fostering a culture of acting in accordance with the core ESG values.
Pursuant to the ESG Policy, we have established an ESG committee, which is responsible for overseeing and guiding the ESG initiatives of our Group. The ESG committee reports to our Board on ESG-related matters and comprises senior management and staff with a solid understanding of current and emerging ESG issues and our business. Set forth below are the key responsibilities of our ESG committee:
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abiding by the latest ESG-related laws and regulations, including the applicable sections of the Listing Rules, keeping the Board informed of any changes in such laws and regulations and updating our ESG Policy accordingly;

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assessing ESG-related risks on a regular basis according to applicable laws, regulations and policies to ensure our responsibilities with respect to ESG matters are met;

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monitoring local environmental, social and climate changes in regions where we operate and take timely measures to mitigate the risks associated with such volatile changes during our daily business operations;

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monitoring the implementation of our ESG Policy and engaging a third-party consultant to support us in fulfilling our ESG targets if the ESG committee considers it necessary;

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holding meetings on a regular basis to identify, assess and manage our progress in achieving our key ESG targets; and

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preparing annual ESG report, reporting to our Board on the ESG-related performance of our Group, the effectiveness of our ESG Policy and providing our Board recommendations relating to ESG matters.

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Metrics and targets
We are committed to operating our business in a manner that protects the environment and improves environmental sustainability. We have established metrics and targets in the following areas to evaluate and guide our sustainable business operations.
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Greenhouse gas emission.   We evaluate our greenhouse gas emission level using total greenhouse gas emission measured in tons. In 2021, our total greenhouse gas emission was 1,296.4 tons. We intend to keep the level of our total greenhouse gas emission between 80% and 120% of that in 2021 over the next three years.

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Water usage.   We evaluate our water usage level using total water usage measured in tons. In 2021, our total water usage was 93,600.0 tons. We intend to keep the level of our water usage between 80% and 120% of that in 2021 over the next three years.

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Energy consumption.   We evaluate our energy consumption level using total energy consumption measured in MWh. In 2021, our total energy consumption was 1,907.9 MWh. We intend to keep the level of our energy consumption between 80% and 120% of that in 2021 over the next three years.

Upon the [REDACTED], we will publish an ESG report annually to comprehensively analyze and disclose important ESG matters, including our ESG-related guidelines, strategies and targets, as well as their significance in relation to our Group’s business. We intend to be public and transparent in terms of our ESG performance before our [REDACTED] and stakeholders. During the Track Record Period and up to the Latest Practicable Date, we complied with relevant environmental and occupational health and safety laws and regulations in all material aspects, and we did not encounter any environmental or occupational health related incidents or complaints that would have any material adverse impact on our business, financial condition or results of operation during the same period.
Our ESG strategies generally address three key areas: environmental sustainability, which broadly includes energy preservation and reduction of carbon emission, social responsibility, which entails disaster assistance and financial hardship assistance, and corporate governance, which targets the creation and maintenance of an equal and inclusive work environment.
Environmental Sustainability
We attach great importance to the impact on the environment during our daily operations, make reasonable use of clean energy, continue to advocate the concept of low-carbon office, and actively carry out environmental protection activities to reduce the impact of our operations on the environment.
Improve resource utilization.   We have formulated a carbon neutralization plan within our Company, pursuant to which we have established an energy-saving responsibility system, strengthened energy-saving management in office areas, and improved employees’ awareness of emission reduction, so as to reduce carbon footprint and resource waste. We implemented a series of energy-saving measures, aiming to further promote energy conservation and emission reduction efficiently on the basis of maintaining the previous energy consumption level. These measures include: setting the air conditioning temperature limit for power saving and lowering carbon emissions; providing recyclable straws in office, the production of which generally results in 14 gram carbon emission less than that resulting from the production of each plastic straw; setting automatic switches to power-saving modes on computers, printers and other equipment whenever they are not in use; advocating for power-off and network disconnection of electrical equipment after work; and reducing standby energy consumption by turning off the machines not actively in use.
Green building construction.   In 2021, in adopting the environmental protection concept of “eco + 360,” we built a new headquarters building and refer it as a “green technology demonstration building,” showcasing our business values of “wisdom + characteristics” and manifesting our commitment to maintaining “two-way friendliness” between the environment and individuals. In addition, the building also applies the construction guideline which we refer to as “Sponge City.” Following the construction guideline, during intensive precipitations, the drainage capacity is strengthened of the drainage system to help alleviate the pipe network

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pressure of the plot; and the reuse of rainwater effectively increases the energy-saving rate of the building. The total annual runoff control rate of the building, representing the proportion of the total annual rainfall that is effectively controlled against infiltration throughout the year as a percentage of the total annual rainfall, can reach as high as 70%.
Green finance.   Through artificial intelligence, data analytics and other technologies, we design and develop Credit-Tech products and features targeting industries that encourage energy saving. For example, we have developed and provide tailored products, and offer promotions and subsidies, such as interest-free periods for loans facilitated through our platform, to consumers and producers of new energy vehicles to incentivize green consumptions.
Social Responsibility
We believe that by integrating our competitive edges with social welfare, we are on the right path to promote efficient and sustainable community development. We actively encourage and support various social development initiatives by participating in various charitable activities and promoting the concept of corporate social responsibility throughout our company.
Provision of assistance during natural disaster.   In July 2021, a heavy rainstorm hit Henan province. To provide relief to the region, we immediately established an emergency relief team and donated RMB20 million through the 360 Public Welfare Foundation to rescue local people who were in dire situations due to the extreme weather condition and purchase emergency relief materials. We also organized all local employees in Henan to participate in rescue operations provided that their personal safety was secured. As the situation exacerbated, we continued providing support in locally deployed rescue operations and donated an additional RMB1 million to the China Foundation for Poverty Alleviation through 360 Public Welfare Foundation for the post-disaster reconstruction in Xinxiang, Henan province.
Implementation of the Small and Micro Assistance program.   Compared with established enterprises, sole proprietors and SMEs have a weaker ability to counter financial risks, and it is critical for them to be able to quickly obtain financing in small amounts over a short term whenever urgent financial needs arise. To address the special needs of this group of prospective borrowers, in 2021, we officially announced the launch of the “Small and Micro Assistance program.” All merchants of the Agricultural and Sideline Products Trading Center are provided with a maximum line of credit of RMB200,000 and a maximum interest-free period of 30 days for loans facilitated through our platform. Meanwhile, we provide flexible loan tenors to address possible difficulties faced by merchants in capital turnover.
Corporate Governance
We value our people and respect the dignity, character, privacy and personal interest of each of our employees. We place strong emphasis on well-being in the workplace. Activities are organized regularly to facilitate our employees to explore and pursue their hobbies and interests, and achieve a healthy work-life balance. We encourage everyone within our organization to pursue professional development opportunities. In furtherance of this goal, we have been offering trainings and career development programs to our employees to support their growth and upward mobility.
In addition, we are committed to shaping our corporate governance and culture to a high standard. We believe good governance and healthy culture are essential to our employees’ well-being as well as our business development. To this end, we have put in place a series of internal regulations to set forth the guidelines for compliance with laws and regulations and promote honest and ethical conduct, including our code of business conduct and ethics, anti-corruption compliance policy, ESG management policy, internal control manual, insider trading policy and disclosure controls and procedures, among others. Striving to create an equal and inclusive corporate environment, we have also established training and safety standards, and adopted internal policies that address the protection of women’s rights and interests, the prohibition of child labor, and the human rights principles against forced labor.

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COVID-19 Initiatives
We believe it is our responsibility to offer our hand in difficult times and our commitment to society is manifested in our initiatives taken during the COVID-19 outbreak. We support China’s nationwide efforts to contain the spread of COVID-19 and have launched a variety of initiatives to combat the pandemic. We prioritized the well-being of our employees by enforcing daily health checks and encouraging working-from-home arrangements to reduce the risk of contracting the disease to the extent possible. In addition, we offered to our employees an online course on psychological counseling to guide them relieve their pressures and anxieties.
During the COVID-19 pandemic, we have also launched relevant preventive measures. For instance, we carry out comprehensive sterilization and office cleaning on a regular basis subject to the inspection by our management team. In addition, we implemented staggering lunch breaks and distributed hygiene materials such as masks and disinfectants to our employees on a daily basis. We have also adopted a policy suspending meetings of more than ten people in a conference room and encouraging organizing online meetings.
LEGAL PROCEEDINGS AND COMPLIANCE
Legal Proceedings
We have been and may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
We and certain of our current and former officers and directors were named as defendants in a putative securities class action filed in federal court, captioned In re 360 DigiTech, Inc. Securities Litigation, No. 1:21-cv-06013 (U.S. District Court for the Southern District of New York, amended complaint filed on January 14, 2022). This case was purportedly brought on behalf of a class of persons who purchased our securities between April 30, 2020 and July 8, 2021 and who allegedly suffered damages as a result of alleged misstatements and omissions in our public disclosure documents in connection with our compliance and data collection practices. On January 14, 2022, Lead Plaintiff filed an Amended Complaint. On March 15, 2022, we filed a motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on May 31, 2022. In July 2022, the Court granted our motion to dismiss the Amended Complaint without prejudice, and granted Plaintiffs leave to replead by September 26, 2022. On September 26, 2022, Lead Plaintiff notified the Court that he does not intend to file a Second Amended Complaint. The Court entered a judgment in favor of Defendants on September 29, 2022. Plaintiff’s deadline to appeal the judgment has now lapsed, and we consider the case to effectively be closed.
For risks and uncertainties relating to past and future lawsuits against us, please see “Risk Factors — Risks Related to Our Business and Industry — We and certain of our current and former directors or officers were, and in the future may be, named as defendants in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”
Compliance Matters
As advised by our PRC Legal Adviser, during the Track Record Period and up to the Latest Practicable Date, our Significant Subsidiaries in China had complied with the applicable existing effective laws and regulations in all material aspects. Please refer to “Regulatory Overview” for details on the measures taken by us to ensure compliance with applicable laws and regulations.
LICENSES AND PERMITS
As advised by our PRC Legal Adviser, during the Track Record Period and up to the Latest Practicable Date, our Significant Subsidiaries incorporated in China had obtained all requisite licenses, approvals and permits from relevant governmental authorities necessary to conduct our operations in all material aspects from the

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relevant government authorities in China, except Shanghai Qiyu’s past practice and only obtained its ICP license in April 2021. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to complete, obtain or maintain the value-added telecommunications license, other requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.”

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020 and 2021 and as of December 31, 2021 and the six months ended June 30, 2021 and 2022 and as of June 30, 2022, including certain supplemental and updated disclosures made in connection with the [REDACTED].

OVERVIEW
Established in 2016, we are a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services, with 360 Jietiao app as our primary user interface. We are dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions, whereby we deploy our technology solutions to help financial institutions identify the diversified needs of consumers and SMEs, effectively access prospective borrowers that are creditworthy through multi-channels, enhance credit assessment on prospective borrowers, and manage credit risks and improve collection strategies and efficiency, among others. With user insights distilled from long-term engagement with users across life and business scenarios enabled by AI and data analytics, our technology solutions empower financial institutions across different stages of the loan lifecycle, enabling them to extend the reach of services and satisfy the financing needs of consumers and SMEs, and deliver to users more accessible credit services. In turn, we derive service fees from our technology solutions to financial institutions as our primary source of revenue streams. As of June 30, 2022, we had cumulatively facilitated approximately RMB1,127.5 billion (US$168.3 billion) of loans to 25.6 million borrowers. As of the same date, we had 41.3 million users with approved credit lines, accumulatively. As of June 30, 2022, the outstanding balance of consumer loans facilitated by us reached RMB131.1 billion (US$19.6 billion). With a focus on the consumer Credit-Tech market, we have been gradually expanding our services to the SME Credit-Tech market.
Drawing on our proprietary technologies, we brought forth an intuitive digital platform enabling financial institutions to offer borrowers revolving lines of credit with flexible loan tenors, available through convenient application processes on our platform. Prospective borrowers are able to obtain a line of credit and select from our diversified loan product portfolio the one that best fits their needs typically within a few minutes after the application is submitted. In this timeframe, our system on the back-end is able to complete credit profiling and fraud detection on a given prospective borrower, matching such borrower and our financial institution partners based on their risk preferences, as well as assisting our financial institution partners in advanced credit assessment and final credit approval. For the six months ended June 30, 2022, 97% of our user profiling and evaluation is automatically completed via AI-enabled algorithms.
As a spin-off from 360 Group that began independent operations in 2016, we inherited from 360 Group genes of technology, innovation and security. We are committed to continually facilitating the digitalization of the credit industry as a technology enabler to promote financial inclusion. While we initially started to tap into the market taking credit risk in a substantial portion of loans facilitated through our platform, we have since gradually transitioned to a more technology-centric platform approach, deleveraging our business to a more healthy level and enhancing our platform’s scalability. In the meantime, we continue to expand and diversify our funding sources.
We have achieved continued growth during the Track Record Period. Our total net revenue increased by 47.1% from RMB9,220 million in 2019 to RMB13,564 million in 2020, and further increased by 22.6% to RMB16,636 million in 2021. Our total net revenue increased by 11.9% from RMB7,601 million for the six months ended June 30, 2021 to RMB8,503 million (US$1,270 million) for the six months ended June 30, 2022. Furthermore, our net income increased by 39.8% from RMB2,501 million in 2019 to RMB3,496 million in 2020, and further increased by 64.9% to RMB5,765 million in 2021. Our net income decreased by 25.8% from RMB2,895 million for the six months ended June 30, 2021 to RMB2,149 million (US$321 million) for the six months ended June 30, 2022.

FINANCIAL INFORMATION

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Our results of operations and financial condition are affected by the general factors driving China’s economy and China’s Credit-Tech industry. These factors include per capita disposable income, consumer spending, SME business activities, the emergence of new technologies and other general economic conditions in China that affect consumption and business activities in general. In addition, we are affected by government policies and regulations that address all aspects of our operations, including data security and protection, among others.
In particular, we believe our results of operations are more directly affected by the following major factors:
Ability to attract and retain borrowers
Our net revenue grew significantly during the Track Record Period primarily as a result of growth in loan facilitation volume on our platform and, for 2020, also because of the adoption of a new accounting standard, which requires gross accounting for guarantee liabilities. In fiscal years of 2019, 2020 and 2021, we facilitated RMB199.1 billion, RMB246.8 billion and RMB357.1 billion of loans, respectively. For the six months ended June 30, 2022, our total loan facilitation volume reached RMB197.1 billion (US$29.4 billion), representing an increase of 21.2% from RMB162.6 billion for the same period of 2021.
Growth in our business has been primarily driven by the expansion of our user base, as well as the increase in borrowing activities on our platform during the Track Record Period. The number of users with approved credit lines grew from 24.7 million as of December 31, 2019 to 30.9 million as of December 31, 2020, and further to 38.5 million and 41.3 million as of December 31, 2021 and June 30, 2022, respectively. We anticipate that our future growth will continue to depend on our ability to attract new users to our platform.
In addition, we believe repeat borrowings by existing borrowers are important to our future growth. As we provide our users with revolving credit lines, we use repeat borrower contribution to monitor stickiness and loyalty of our users. Repeat borrower contribution was 71.8%, 86.5% and 88.1% for the years ended December 31, 2019, 2020 and 2021, respectively. Repeat borrower contribution was 88.5% and 88.1% for the six months ended June 30, 2021 and 2022, respectively. We believe this high repeat borrower contribution is primarily due to our ability to address the credit needs of our targeted user cohort, the superior user experience on our platform and the competitiveness of loan pricing.
Ability to effectively manage risks
Our ability to effectively analyze user risk profiles impacts our ability to attract and retain prospective borrowers, as well as our ability to empower financial institution partners to receive attractive risk-adjusted returns. We have developed and deployed the Argus Engine to conduct fraud detection and credit assessment and to create personalized profiling strategy, which will scrutinize the data related to a prospective borrower in a highly automated approach and output credit scores to our Cosmic Cube Pricing Model to price each drawdown. Benefiting from the strong machine learning and analyzing capability of our Argus Engine, we can draw credit profiles of prospective borrowers and effectively prevent potential credit losses.
Beginning from the fourth quarter of 2019, the PRC regulatory authorities imposed more stringent requirements on loan collection and stepped up scrutiny of consumer finance platforms’ compliance practice in this regard. We thus purposefully adjusted some of our collection methods to maintain compliance, which led to a lower 30 day collection rate in late 2019. To manage the risks associated with the relatively less effective loan collection, we adopted a more conservative approach in conducting credit assessment, user acquisition, and reserved more provision for loan products facilitated by us. In light of the industry-wide negative impact of the COVID-19 pandemic, we further implemented a prudent credit assessment strategy and enhanced our efforts in loan collection-related regulatory compliance in early 2020. Such measures enabled us to navigate through the challenging macro economic environment relatively smoothly and consistently deliver solid operating and financial results.

FINANCIAL INFORMATION

As a result of the strong performance of our Argus Engine and our credit assessment measures, the 90 day+ delinquency rate for all loans outstanding was approximately 1.3%, 1.5% and 1.5% as of December 31, 2019, 2020 and 2021, respectively. As of June 30, 2022, the 90 day+ delinquency rate for all loans outstanding was approximately 2.6%, primarily due to the resurgence of COVID-19 pandemic in certain cities of China which resulted in a challenging macroeconomic environment that negatively impacted borrowers’ ability to repay on time, and the adjustment in our collection operations in regions that were significantly impacted by the resurgence of COVID-19. See “— Loan Performance Data” below for details of our credit profiling performance.
We intend to continue optimizing our fraud detection capabilities, improving the accuracy of our credit assessment models and enhancing our collection effectiveness through the combination of our data analytical capabilities and deepened insights into users.
Ability to maintain collaboration with quality financial institution partners and diversify funding sources
Maintaining a healthy collaboration relationship with institutional funding partners is critical to our business. Within all types of funding partners, financial institutions are currently our main funding source. In 2021 and the six months ended June 30, 2022, all loans facilitated through our platform were funded by financial institutions, including Fuzhou Microcredit. In addition, our ability to collaborate with quality financial institution partners also impacts our profitability and our ability to provide reasonably priced financing solutions to users.
We have established cooperative relationships with a wide array of financial institution partners, and are further diversifying the financial institution partner pool. The cumulative number of financial institution partners that we collaborated increased from 81 as of December 31, 2019 to 99 as of December 31, 2020 and further to 119 as of December 31, 2021. As of June 30, 2022, we have collaborated with 133 financial institutional partners, cumulatively.
Accumulatively, we had issued ABSs of RMB2.3 billion, RMB4.0 billion, RMB10.5 billion and RMB14.0 billion (US$2.1 billion) as of December 31, 2019, 2020, 2021 and June 30, 2022, respectively, to further diversify our funding sources. The ABSs are listed and traded on the Shanghai Stock Exchange and the Shenzhen Stock Exchange.
Ability to optimize our cost structure
Our ability to optimize our cost structure will impact future profitability. We incurred significant expenses following inception as we grew our business. In particular, we have invested significantly in user acquisition, IT infrastructure, and research and development, particularly around advanced analytics tools and models. We also adjusted our cost structure from time to time to reflect changing macro environment and our preferred risk exposure.
Continued optimization of our cost structure will depend on our ability to continue improving operational efficiency and maintaining consistent asset quality of the loan portfolios, while driving solid growth in overall scale.
IMPACT OF COVID-19 ON OUR OPERATIONS AND FINANCIAL PERFORMANCE
Since late January 2020, COVID-19 has affected China and many parts of the world. Alongside the nationwide efforts to combat the COVID-19 pandemic, we promptly adjusted our operations and took measures as well, including, among others, remote working arrangements for our employees and temporary closure of some of our premises and facilities.
The COVID-19 pandemic has adversely impacted the economy of China and the economic condition of SMEs, especially offline businesses, and to a greater or lesser extent resulted in reduced spending, especially on discretionary consumption. Downturn in the economy and previous suspension of business activities across various sectors also weighed on borrowers’ ability to repay, which may lead to an increase in default of the

FINANCIAL INFORMATION

loans facilitated through our platform. During the early stage of the COVID-19 pandemic, we experienced a temporary decrease in demand for loan products facilitated on our platform and witnessed a temporary increase in loan delinquency due to lower levels of consumption, challenging macroeconomic conditions and uncertainty about the pandemic. As a result, we booked more provisions in 2020 to cope with the deterioration of asset quality of the loan portfolios due to COVID-19 and increased allowances to ensure sufficient coverage of potential defaults on loans facilitated on our platform. In addition, we curtailed our expenses, implemented stringent cost control measures and adopted more conservative user acquisition strategies in 2020.
As COVID-19 was gradually contained in China, we have resumed normal operations and managed to deliver solid performance in asset quality of the loan portfolios and business growth in 2020 and 2021. For the six months ended June 30, 2022, regional outbreaks of COVID-19 affected the operations of many businesses in China. In compliance with relevant government measures, we implemented a remote working policy for our employees based in the Shanghai headquarters from mid-March to May of 2022. As we perform most of our daily operations via the internet, our daily operations had not been materially impacted by the temporary lockdown and travel restrictions imposed during the regional outbreaks of COVID-19 for the six months ended June 30, 2022.
Leveraging our strong credit profiling capabilities, our 90 day+ delinquency rate remained relatively low in the industry during the COVID-19 pandemic. The 90 day+ delinquency rate for all loans outstanding was approximately 1.3%, 1.5% and 1.5% as of December 2019, 2020 and 2021, respectively. As of June 30, 2022, the 90 day+ delinquency rate was approximately 2.6%, primarily due to the resurgence of COVID-19 pandemic in certain cities of China which resulted in a challenging macroeconomic environment that negatively impacted borrowers’ ability to repay on time, and our adjustment in our collection operations in regions that were significantly impacted by the resurgence of COVID-19. For the six months ended June 30, 2022, the 30 day collection rate was 86%, compared to the 30 day collection rate of 91% for the six months ended June 30, 2021, mainly due to the same reason. As the borrowers’ ability to repay on time was adversely affected by COVID-19, we implemented the following adjustments in our collection operations: (i) strengthening our monitoring of publicly reported data regarding COVID-19, promptly launching precautionary measures and adjusting collection strategies on a region-by-region basis according to the level of severity of COVID-19, (ii) establishing an emergency mechanism to cope with emergency suspension of operations due to COVID-19 related restrictions or lockdowns, enhancing the facilities and personnel management required to operate remotely, and improving the management and operational efficiency while the personnels are working remotely, and (iii) implementing certain interest discount policies for those borrowers whose ability to pay was adversely impacted due to COVID-19. As of September 30, 2022, the 90 day+ delinquency rate improved to 2.3% compared to 2.6% as of June 30, 2022, mainly attributable to our continued optimization of user acquisition.
In addition, despite the continued adverse impact of COVID-19 on consumptions and the businesses of SMEs, especially offline businesses, we adopted business strategies to expand our platform services and optimize our user acquisition through innovations and the development of technologies that further improve our risk analysis capabilities. As a result, our total net revenue increased by 47.1% from RMB9,220 million in 2019 to RMB13,564 million in 2020, and further increased by 22.6% to RMB16,636 million in 2021. Our total net revenue increased by 11.9% from RMB7,601 million for the six months ended June 30, 2021 to RMB8,503 million (US$1,270 million) for the six months ended June 30, 2022.
Despite the impact of COVID-19 on our operations outlined above, we still managed to achieve continual revenue growth in each period of the Track Record Period, partly as a result of our promptness in implementing our internal policies in quick response to the regional outbreaks as well as our adoption of business strategies that focus on the expansion of platform services and optimization of user acquisition. Other than the impacts outlined above, our Directors are of the view that COVID-19 had not had a material impact on our business and financial performance up to the Latest Practicable Date. However, there is no comparable recent events that provide guidance as to the effect of the COVID-19 pandemic may have or how it will evolve. Resurgence of COVID-19 cases since 2021 caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world, may continue to impact businesses that operate in China,

FINANCIAL INFORMATION

including ours. The long-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China as well as globally, together with its impact on the industry and the broader economy remain difficult to assess or predict and face significant uncertainties that will be difficult to quantify. The extent to which the COVID-19 pandemic impacts us and the Chinese economy as a whole in 2022 and beyond depends on its future developments, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or it further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.
LOAN PERFORMANCE DATA
We primarily monitor the cumulative performance of loans facilitated by us as of a given measurement date via 90 day+ delinquency rates, and evaluate the healthiness of loans facilitated by us in each fiscal quarter through 180 day+ vintage delinquency rates.
90 day+ delinquency rates
90 day+ delinquency rate refers to the principal balance of on- and off-balance sheet loans facilitated by our Group that are 91 to 180 calendar days past due as a percentage of the total outstanding loan balance of on- and off-balance sheet loans facilitated by our Group across our platform as of a specific date. Loans that are charged-off and loans under Intelligent Credit Engine (ICE) and other technology solutions are not included in the delinquency rate calculation. The following table provides our 90 day+ delinquency rates as of December 31, 2019, 2020, 2021 and June 30, 2022:
90 day+ delinquency rate
December 31, 2019	1.3%
December 31, 2020	1.5%
December 31, 2021	1.5%
June 30, 2022	2.6%
The overall 90 day+ delinquency rate increased from 1.3% as of December 31, 2019 to 1.5% as of December 31, 2020, primarily due to the significant impact of COVID-19 on the asset quality of the loan portfolios in early 2020, despite noticeable improvement in asset quality of the loan portfolios in 2020. The overall 90 day+ delinquency rate remained stable at 1.5% as of December 31, 2020 and 2021. The overall 90 day+ delinquency rate increased from 1.5% as of December 31, 2021 to 2.6% as of June 30, 2022, primarily due to the resurgence of COVID-19 pandemic in certain cities of China which resulted in a challenging macroeconomic environment that negatively impacted borrowers’ ability to repay on time, and the adjustment in our collection operations in regions that were significantly impacted by the resurgence of COVID-19. The 90 day+ delinquency rate is a backward looking indicator as it reflects asset quality trend 90 days before.
180 day+ vintage delinquency rates
We refer to loans facilitated during a specified time period as a vintage, which in our case represents a given fiscal quarter, and define vintage delinquency rate as (i) the total amount of principal for all loans facilitated by our Group in a vintage that become delinquent, less the total amount of recovered past due principal for all loans facilitated by our Group in the same vintage, divided by (ii) the total initial principal amount of loans facilitated by our Group in such vintage. Loans under Intelligent Credit Engine and other technology solutions are not included in the vintage delinquency rate calculation. Our 180 day+ vintage delinquency rate data includes loans delinquent for more than 180 days.

FINANCIAL INFORMATION

The following chart displays the historical cumulative 180 day+ delinquency rates by vintage for all loans facilitated through our platform:
180 day+ Delinquency Rates by Vintage
Other Metrics
In addition to 90 day+ delinquency rate and 180 day+ vintage delinquency rates, presented below is the performance of loans facilitated by us measured by other metrics.
30 day+ delinquency rate
30 day+ delinquency rate refers to the principal balance of on- and off-balance sheet loans facilitated by our Group that are 31 to 180 calendar days past due as a percentage of the total outstanding loan balance of on- and off-balance sheet loans facilitated by our Group across our platform as of a specific date. Loans that are charged-off and loans under Intelligent Credit Engine (ICE) and other technology solutions are not included in the delinquency rate calculation. The following table provides our 30 day+ delinquency rates as of December 31, 2019, 2020, 2021 and June 30, 2022:
30 day+ delinquency rate
December 31, 2019	2.8%
December 31, 2020	2.5%
December 31, 2021	3.1%
June 30, 2022	4.4%
The overall 30 day+ delinquency rate decreased from 2.8% as of December 31, 2019 to 2.5% as of December 31, 2020, primarily due to the improvement in asset quality of the loan portfolios in fiscal year 2020. The overall 30 day+ delinquency rate increased from 2.5% as of December 31, 2020 to 3.1% as of December 31, 2021, primarily due to the challenging macroeconomic environment, which negatively impacted the loan repayment. The overall 30 day+ delinquency rate increased from 3.1% as of December 31, 2021 to 4.4% as of June 30, 2022, primarily due to the resurgence of COVID-19 pandemic in certain cities of China which resulted in a challenging macroeconomic environment that negatively impacted borrowers’ ability to repay on time.

FINANCIAL INFORMATION

30 day+ vintage delinquency rate
Our 30 day+ vintage delinquency rate data includes loans facilitated by our Group that are delinquent for more than 30 days. Loans under ICE and other technology solution are not included in the 30 day+ vintage delinquency rate calculation. The following chart displays the historical cumulative 30 day+ delinquency rates by vintage for all loans facilitated by our Group through our platform:
30 Day+ Delinquency Rates by Vintage
ON-AND OFF-BALANCE SHEET TREATMENT OF LOANS
We have established cooperative relationships with various financial institution partners. Some of our financial institution partners fund and disburse loan principal to borrowers through their own accounts, while the others choose to fund and disburse loan principal to borrowers indirectly through trusts. In addition, we fund a portion of loans facilitated on our platform through Fuzhou Microcredit, the subsidiary of our VIE that is licensed to conduct micro-lending business in China. The accounting treatment of assets, liabilities and revenues arising from the loans facilitated on our platform varies.
On-balance sheet loans
For loans disbursed indirectly through trusts per request of our financial institution partners, we have determined that we are the primary beneficiary of the majority of such trusts. We therefore consolidate these trusts and record the loans funded through these trusts, along with those directly by our own funds through Fuzhou Microcredit, on our balance sheet. On-balance sheet loans are recorded at amortized costs. Revenues from these loans are accounted as financing income, and we recorded allowance for loan loss. Services provided in connection with our on-balance sheet loans are categorized under credit-driven services.
Off-balance sheet loans
Off-balance sheet loans refer to loans funded and disbursed directly by our financial institution partners and not consolidated on our balance sheet. For a portion of off-balance sheet loans, we only provide platform services to financial institutions, and earn service fees. For the other portion, we not only provide loan facilitation and post-facilitation services but also guarantee the repayment either through the Consolidated Affiliated Entities with financing guarantee license or third-party guarantee companies or insurance companies. As a result, we incur guarantee liabilities and take credit risks. Services provided in connection with this portion of loans are categorized under credit-driven services. For the years ended December 31,

FINANCIAL INFORMATION

2019, 2020 and 2021 and the six months ended June 30, 2022, the total balance of outstanding off-balance sheet loans (excluding loans delinquent for more than 180 days) facilitated under credit-driven services amounted to RMB48.7 billion, RMB54.8 billion, RMB51.4 billion and RMB52.4 billion (US$7.8 billion), respectively. The table below sets forth details of the balance of outstanding on-balance sheet loans and off-balance sheet loans as of the dates indicated. All numbers in the table are unaudited.
	As of December 31,						As of June 30,
	2019		2020		2021		2021		2022
	Outstanding Loan Balance	%	Outstanding Loan Balance	%	Outstanding Loan Balance	%	Outstanding Loan Balance	%	Outstanding Loan Balance	%
	(RMB in millions, except for percentages)
On-balance sheet loan	9,394	13.0	7,893	8.6	13,349	9.4	9,917	8.4	15,501	10.3
through trusts and ABSs	9,237	12.8	6,606	7.2	10,476	7.4	8,028	6.8	10,152	6.7
through Fuzhou Microcredit	158	0.2	1,287	1.4	2,873	2.0	1,889	1.6	5,348	3.6
Off-balance sheet loan	63,119	87.0	84,182	91.4	128,639	90.6	107,643	91.6	134,989	89.7
Total	72,513	100.0	92,075	100.0	141,987	100.0	117,560	100.0	150,490	100.0
We recognize revenues from an on-balance sheet loan over the lifetime of the loans using the effective interest method. In comparison, for off-balance sheet loans, a significant portion of revenues are related to loan facilitation services we provided, which are recognized when a loan is facilitated between the financial institution partner and the borrower, as well as post-facilitation services and guarantee services (if any), which are recognized over the term of the loan or the guarantee.
The outstanding loan balance of our on-balance sheet loans decreased from RMB9,394 million as of December 31, 2019 to RMB7,893 million as of December 31, 2020 as a part of our consolidated trusts expired. The outstanding loan balance of our on-balance sheet loan increased from RMB7,893 million as of December 31, 2020 to RMB13,349 million as of December 31, 2021 as funding contribution from ABS issuance and trusts increased. The outstanding loan balance of our on-balance sheet loan increased from RMB13,349 million as of December 31, 2021 to RMB15,501 million (US$2,314 million) as of June 30, 2022 primarily due to the increase in the loan facilitation volume of on-balance sheet loans.
KEY LINE ITEMS AND SPECIFIC FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Net revenue
We generate revenue mainly from providing Credit-Tech services through matching the credit demand of unserved and underserved borrowers with credit supply from our financial institution partners. The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the periods presented:

FINANCIAL INFORMATION

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(Unaudited)
	(in thousands, except for percentages)
Net revenue:
Credit-driven services	8,013,391	86.9	11,403,675	84.1	10,189,167	61.2	4,856,038	63.8	5,868,397	876,129	69.0
Loan facilitation and servicing fees-capital heavy	6,273,131	68.0	4,596,555	33.9	2,326,027	14.0	1,265,047	16.6	1,141,771	170,462	13.4
Revenue from loan facilitation services	4,396,300	47.7	3,160,457	23.3	1,399,310	8.4	745,134	9.8	822,420	122,784	9.7
Revenue from post-facilitation services	1,876,831	20.3	1,436,098	10.6	926,717	5.6	519,913	6.8	319,351	47,678	3.7
Financing income	1,309,616	14.2	2,184,180	16.1	2,184,128	13.1	897,528	11.8	1,608,820	240,191	18.9
Revenue from releasing of guarantee liabilities	285,407	3.1	4,506,935	33.2	5,583,135	33.6	2,647,734	34.8	3,074,515	459,013	36.2
Other services fees	145,237	1.6	116,005	0.9	95,877	0.5	45,729	0.6	43,291	6,463	0.5
Platform services	1,206,456	13.1	2,160,279	15.9	6,446,478	38.8	2,744,729	36.2	2,634,849	393,373	31.0
Loan facilitation and servicing fees-capital light	814,581	8.8	1,826,654	13.5	5,677,941	34.2	2,392,602	31.5	2,128,955	317,845	25.1
Revenue from loan facilitation services	672,982	7.3	1,416,715	10.4	4,484,632	27.0	1,988,160	26.2	1,298,998	193,935	15.3
Revenue from post-facilitation services	141,599	1.5	409,939	3.1	1,193,309	7.2	404,442	5.3	829,957	123,909	9.8
Referral service fees	375,551	4.1	265,300	2.0	620,317	3.7	286,594	3.8	382,650	57,128	4.5
Other services fees	16,324	0.2	68,325	0.5	148,220	0.9	65,533	0.9	123,244	18,400	1.4
Total net revenue	9,219,847	100.0	13,563,954	100.0	16,635,645	100.0	7,600,767	100.0	8,503,246	1,269,502	100.0
We divide loans facilitated on our platform into two categories, namely credit-driven services and platform services.
In providing credit-driven services, we either fund on-balance sheet loans or provide guarantee to financial institution partners for off-balance sheet loans through the Consolidated Affiliated Entities with financing guarantee license or third-party guarantee companies or insurance companies. Consequently, we take credit risk because of the on-balance sheet lending or the guarantee arrangement. By revenue nature, revenue from facilitation and post-facilitation services for such off-balance sheet loans is recorded as loan facilitation and servicing fees-capital heavy, revenue from guarantee services provided to financial institution partners for such off-balance sheet loans is recorded as revenue from releasing of guarantee liabilities, and revenue from our on-balance sheet lending is recorded as financing income.
On the other hand, in providing platform services, we provide customized technology solutions at different stages of the loan lifecycle, such as borrower acquisition, credit assessment and post-facilitation services. Specifically, we (i) provide to financial institutions comprehensive facilitation and post-facilitation services under the capital-light model, and charge them service fees based on pre-negotiated terms, which service fees are recorded as loan facilitation and servicing fees — capital light; (ii) provide intelligent marketing services to financial institutions under ICE and earn pre-negotiated service fees, which are recorded under referral service fees; (iii) provide referral services to other online lending companies and earn referral fees, which are recorded under referral service fees; and (iv) offer financial institutions risk management SaaS and take technology service fees or consulting fees for the corresponding technology solutions elected by the financial institutions, which service fees are recorded under other services fees, and as such service was introduced in 2020, it contributed a small fraction to our total net revenue in 2020, 2021 and the six months ended June 30, 2022. We currently do not take credit risk under platform services.
Set forth below is an elaboration on the nature of each of our revenue streams.
Loan facilitation and servicing fees.   We generate loan facilitation and servicing fees from financial institution partners in consideration of our facilitation and post-facilitation services for off-balance sheet loans. For each off-balance sheet loan facilitated through our platform, we charge service fees from our financial institution partners based on pre-negotiated terms. Loan facilitation and servicing fees for off-balance sheet loans under

FINANCIAL INFORMATION

credit-driven services are recorded as loan facilitation and servicing fees — capital heavy, and loan facilitation and servicing fees for off-balance sheet loans through capital-light model under platform services are recorded as loan facilitation and servicing fees — capital light. See “— Critical Accounting Policies and Estimates — Revenue Recognition.”
Financing income.   We generate financing income from on-balance sheet loans, which include loans from our financial institution partners but disbursed indirectly to borrowers through our consolidated trusts, as well as loans funded by Fuzhou Microcredit.
Revenue from releasing of guarantee liabilities.   We provide guarantee services to our financial institution partners on the off-balance sheet loans facilitated under the credit-driven services. Prior to 2020, guarantee liabilities were reduced by repayments and only the remaining balance at the expiry of the guarantee term was recognized as revenues from guarantee services. With the adoption of a new accounting standard in 2020, we recognized the stand-ready guarantee liabilities on a gross basis and amortize the entire amount into “revenue from releasing of guarantee liabilities” over the term of the guarantee. See “— Critical Accounting Policies and Estimates — Guarantee liabilities and financial assets receivable” for more details.
Referral service fees.   We provide referral services to other platforms by referring to them the borrowers who do not fit our financial institution partners’ risk preference. We also provide referral services to the financial institution partners through our ICE model, by matching borrowers and financial institution partners.
Cost and expenses
The table below sets forth our operating costs and expenses in absolute amounts and as a percentage of our total revenue for the periods indicated.
	For the Year Ended December 31,						For the Six Months Ended June 30,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(Unaudited)
	(in thousands, except for percentages)
Operating costs and expenses:
Facilitation, origination and servicing	1,083,372	11.8	1,600,564	11.8	2,252,157	13.5	1,035,735	13.6	1,170,561	174,760	13.8
Funding costs	344,999	3.7	595,623	4.4	337,426	2.0	162,242	2.1	227,630	33,984	2.7
Sales and marketing	2,851,519	30.9	1,079,494	8.0	2,090,374	12.6	884,946	11.6	1,167,657	174,327	13.7
General and administrative	428,189	4.6	455,952	3.4	557,295	3.4	243,774	3.2	216,148	32,270	2.5
Provision for loans receivable	486,991	5.3	698,701	5.2	965,419	5.8	381,887	5.0	907,317	135,459	10.7
Provision for financial assets receivable	166,176	1.8	312,058	2.3	243,946	1.5	103,576	1.4	164,217	24,517	1.9
Provision for accounts receivable and contract assets	230,280	2.5	237,277	1.7	324,605	2.0	157,116	2.1	117,025	17,471	1.4
Provision for contingent liabilities	—	—	4,794,127	35.3	3,078,224	18.5	1,220,586	16.1	2,162,638	322,873	25.4
Expense on guarantee liabilities	734,730	8.0	—	—	—	—	—	—	—	—	—
Total operating costs and expenses	6,326,256	68.6	9,773,796	72.1	9,849,446	59.3	4,189,862	55.1	6,133,193	915,661	72.1
Set forth below is an elaboration on the nature of each item of our costs and expenses.
Facilitation, origination and servicing.   Facilitation, origination and servicing expenses represent the costs incurred to facilitate, originate and service loans through our platform, including both off-balance sheet loans where we earn loan facilitation service fees and post-facilitation service fees, as well as on-balance sheet loans where we earn financing income.
It mainly includes (i) salary and benefit expenses for personnel working in facilitation and post-facilitation servicing functions, (ii) credit search expenses, (iii) collection expenses, (iv) payment transaction expenses and (v) expenses related to communications with users.

FINANCIAL INFORMATION

As a general trend, expenses related to credit search, collection, and payment transaction all change in proportion to the change of loan facilitation volume or the number of loan applications on our platform; expenses related to communications with users were primarily driven by the number of users with approved credit lines.
Funding costs.   Funding costs consist of interest expenses that we pay to financial institutions of our consolidated trusts and the investors of our asset backed securities, as well as costs relating to the set-up and operation of our consolidated trusts.
Sales and marketing.   Sales and marketing expenses include advertising and marketing related expenses to promote our brands and attract users to our platform, as well as salary and benefit expenses related to our sales and marketing personnel.
Advertising and marketing related expenses, particularly those used to attract users to our platform, are largely a discretionary cost item. It is adjusted in light of our overall growth strategy and prediction of the overall credit environment in the market based on our judgment on our credit assessment ability, and funding capacity from our financial institution partners. We consider it as an investment for future business growth.
General and administrative.   General and administrative expenses consist of payroll and related expenses for employees engaged in general corporate functions, professional services, costs associated with the use of facilities and equipment, such as rental and other general corporate related expenses.
Expense on guarantee liabilities.   Before the adoption of ASC 326 on January 1, 2020, we evaluated and adjusted the probable loss in excess of stand-ready guarantee liabilities related to our guarantee services due to the re-measurement of the expected default rates of the underlying outstanding off-balance sheet loans. We incur expenses on guarantee liabilities only if we believe the previous evaluation of the liabilities is not sufficient based on the situation at the time we record such expenses, whereas we do not reduce our guarantee liabilities if we believe our previous evaluation is sufficient or more than our current estimate of the guarantee liabilities.
Share-based compensation.   In 2019, 2020, 2021 and the six months ended June 30, 2021 and 2022, we granted options and restricted shares to our employees to reward their historical contribution to our development. Share-based compensation expenses are non-cash in nature. Share-based compensation expenses were allocated to our expense items for the periods indicated as follows:
	For the Year Ended December 31,						For the Six Months Ended June 30,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(Unaudited)
	(in thousands, except for percentages)
Facilitation, origination and servicing	55,601	22.2	72,192	24.0	75,209	29.6	30,893	24.4	34,704	5,181	35.1
Sales and marketing expenses	6,805	2.7	8,164	2.7	12,340	4.9	5,565	4.4	525	78	0.5
General and administrative expenses	188,022	75.1	220,805	73.3	166,373	65.5	90,373	71.3	63,604	9,496	64.4
Total	250,428	100.0	301,161	100.0	253,922	100.0	126,831	100.0	98,833	14,755	100.0
Provisions
We record the below four types of provisions related to loan products facilitated by us. Provision for loan receivables relates to loans on our balance sheet, provision for accounts receivable and contract assets relates to our facilitation services for our off-balance sheet loans, and provision for financial assets receivable and provision for contingent liabilities relate to guarantee services for our off-balance sheet loans under credit-driven services.

FINANCIAL INFORMATION

Provision for loans receivable.   We evaluate the creditworthiness and collectability of loans on our balance sheet on a pooled basis. The provision for loans receivable is an assessment performed on a portfolio basis and factors such as delinquency rate, size, and other risk characteristics of the portfolio.
Provision for financial assets receivable.   We recognize financial assets receivable at the inception of the off-balance sheet loans facilitated through our platform if we provide guarantee of repayments to our financial institution partners. We recognize financial assets receivable equal to the stand-ready guarantee liabilities recorded at fair value and consider what premium would be required by us to issue the same guarantee service in a standalone arm’s length transaction. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from our financial institution partners. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment. If the carrying amount of the financial assets receivable exceeds the expected cash to be received, an impairment loss is recorded for the financial assets receivable that is not recoverable.
Provision for accounts receivable and contract assets.   We recognize accounts receivable and contract assets after we complete our facilitation services to financial institution partners for the off-balance sheet loans. We establish an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific types of borrowers, which is essentially the expected net default rate used in determining the fair value of guarantee liabilities. We evaluate and adjust our allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.
Provision for contingent liabilities.   We recognize a contingent guarantee liability with an allowance for credit losses under the current expected credit loss model, or the CECL model, at the inception of the guarantee due to our adoption of ASC 326, Financial Instruments-Credit Losses. See “— Critical Accounting Policies and Estimates — Guarantee liabilities and financial assets receivable” for details. The contingent guarantee is reduced by payouts made by us to compensate the financial institution partners upon borrowers’ default. We evaluate and adjust allowance for credit losses on a quarterly basis or more often as necessary.
RESULTS OF OPERATIONS
The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amounts and as a percentage of our total net revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included in the Accountants’ Report in Appendix IA to the Listing Application. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

FINANCIAL INFORMATION

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(Unaudited)
	(in thousands, except for percentages)
Net revenue
Credit-driven services	8,013,391	86.9	11,403,675	84.1	10,189,167	61.2	4,856,038	63.8	5,868,397	876,129	69.0
Loan facilitation and servicing fees-capital heavy	6,273,131	68.0	4,596,555	33.9	2,326,027	14.0	1,265,047	16.6	1,141,771	170,462	13.4
Financing income	1,309,616	14.2	2,184,180	16.1	2,184,128	13.1	897,528	11.8	1,608,820	240,191	18.9
Revenue from releasing of guarantee liabilities	285,407	3.1	4,506,935	33.2	5,583,135	33.6	2,647,734	34.8	3,074,515	459,013	36.2
Other services fees	145,237	1.6	116,005	0.9	95,877	0.5	45,729	0.6	43,291	6,463	0.5
Platform services	1,206,456	13.1	2,160,279	15.9	6,446,478	38.8	2,744,729	36.2	2,634,849	393,373	31.0
Loan facilitation and servicing fees-capital light	814,581	8.8	1,826,654	13.5	5,677,941	34.2	2,392,602	31.5	2,128,955	317,845	25.1
Referral services fees	375,551	4.1	265,300	2.0	620,317	3.7	286,594	3.8	382,650	57,128	4.5
Other services fees	16,324	0.2	68,325	0.5	148,220	0.9	65,533	0.9	123,244	18,400	1.4
Total net revenue	9,219,847	100.0	13,563,954	100.0	16,635,645	100.0	7,600,767	100.0	8,503,246	1,269,502	100.0
Operating costs and expenses(1)
Facilitation, origination and servicing	1,083,372	11.8	1,600,564	11.8	2,252,157	13.5	1,035,735	13.6	1,170,561	174,760	13.8
Funding costs	344,999	3.7	595,623	4.4	337,426	2.0	162,242	2.1	227,630	33,984	2.7
Sales and marketing	2,851,519	30.9	1,079,494	8.0	2,090,374	12.6	884,946	11.6	1,167,657	174,327	13.7
General and administrative	428,189	4.6	455,952	3.4	557,295	3.4	243,774	3.2	216,148	32,270	2.5
Provision for loans receivable	486,991	5.3	698,701	5.2	965,419	5.8	381,887	5.0	907,317	135,459	10.7
Provision for financial assets receivable	166,176	1.8	312,058	2.3	243,946	1.5	103,576	1.4	164,217	24,517	1.9
Provision for accounts receivable and contract assets	230,280	2.5	237,277	1.7	324,605	2.0	157,116	2.1	117,025	17,471	1.4
Provision for contingent liabilities	—	—	4,794,127	35.3	3,078,224	18.5	1,220,586	16.1	2,162,638	322,873	25.4
Expense on guarantee liabilities	734,730	8.0	—	—	—	—	—	—	—	—	—
Total operating costs and expenses	6,326,256	68.6	9,773,796	72.1	9,849,446	59.3	4,189,862	55.1	6,133,193	915,661	72.1
Income from operations	2,893,591	31.4	3,790,158	27.9	6,786,199	40.7	3,410,905	44.9	2,370,053	353,841	27.9
Interest (expense) income, net	(41,707)	(0.5)	77,169	0.6	126,256	0.8	82,875	1.1	68,188	10,180	0.8
Foreign exchange (loss) gain	(24,875)	(0.3)	101,534	0.7	35,549	0.2	13,895	0.2	(86,658)	(12,938)	(1.0)
Investment income (loss)	—	—	—	—	10,115	0.1	—	0.0	(8,996)	(1,343)	(0.1)
Other income, net	140,278	1.5	112,884	0.8	64,590	0.4	50,811	0.7	203,458	30,375	2.4
Income before income tax expense	2,967,287	32.2	4,081,745	30.1	7,022,709	42.2	3,558,486	46.9	2,546,045	380,115	30.0
Income tax expense	(465,983)	(5.1)	(586,036)	(4.3)	(1,258,196)	(7.6)	(663,357)	(8.7)	(396,732)	(59,231)	(4.7)
Net income	2,501,304	27.1	3,495,709	25.8	5,764,513	34.6	2,895,129	38.2	2,149,313	320,884	25.3
Net loss (income) attributable to non-controlling interests	291	0.0	897	0.0	17,212	0.1	(42)	0.0	10,024	1,497	0.1
Net income attributable to ordinary shareholders of the Company	2,501,595	27.1	3,496,606	25.8	5,781,725	34.7	2,895,087	38.1	2,159,337	322,381	25.4

Note:
(1)
Share-based compensation expenses were allocated as follows:

FINANCIAL INFORMATION

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Facilitation, origination and servicing	55,601	72,192	75,209	30,893	34,704	5,181
Sales and marketing expenses	6,805	8,164	12,340	5,565	525	78
General and administrative expenses	188,022	220,805	166,373	90,373	63,604	9,496
Total	250,428	301,161	253,922	126,831	98,833	14,755
Share-based compensation expenses are non-cash in nature.
NON-GAAP FINANCIAL MEASURES
To supplement our financial results presented in accordance with U.S. GAAP, we use adjusted income from operations (non-GAAP financial measure) and adjusted net income (non-GAAP financial measure) in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted income from operations (non-GAAP financial measure) and adjusted net income (non-GAAP financial measure) help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP, and provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.
We define adjusted income from operations (non-GAAP financial measure) as income from operation excluding share-based compensation expenses which are non-cash in nature. We define adjusted net income (non-GAAP financial measure) as net income excluding share-based compensation expenses which are non-cash in nature.
However, these non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.
The following table reconciles our adjusted income from operations (non-GAAP financial measure) and adjusted net income (non-GAAP financial measure) for each of the periods shown to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is income from operations and net income, respectively:

FINANCIAL INFORMATION

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(Unaudited) (in thousands)
Reconciliation of income from operations and net income to adjusted income from operations (non-GAAP financial measure) and adjusted net income (non-GAAP financial measure):
Income from operations	2,893,591	3,790,158	6,786,199	3,410,905	2,370,053	353,841
Add: Share-based compensation expenses	250,428	301,161	253,922	126,831	98,833	14,755
Adjusted income from operations (non-GAAP financial measure)	3,144,019	4,091,319	7,040,121	3,537,736	2,468,886	368,596
Net income	2,501,304	3,495,709	5,764,513	2,895,129	2,149,313	320,884
Add: Share-based compensation expenses	250,428	301,161	253,922	126,831	98,833	14,755
Adjusted net income (non-GAAP financial measure)	2,751,732	3,796,870	6,018,435	3,021,960	2,248,146	335,639
Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021
Net revenue
Our total net revenue increased by 11.9% from RMB7,601 million for the six months ended June 30, 2021 to RMB8,503 million (US$1,270 million) for the same period of 2022, primarily due to the growth of our Credit-Tech business. Within our total revenue, the amount derived from credit-driven services increased by 20.8% from RMB4,856 million for the six months ended June 30, 2021 to RMB5,868 million (US$876 million) for the same period of 2022, and the amount derived from platform services decreased by 4.0% from RMB2,745 million for the six months ended June 30, 2021 to RMB2,635 million (US$393 million) for the same period of 2022.
•
Loan facilitation and servicing fees.   Loan facilitation and servicing fees decreased under the credit-driven services from RMB1,265 million for the six months ended June 30, 2021 to RMB1,142 million (US$170 million) for the same period of 2022, primarily due to lower average interest rates of the off-balance sheet loans under credit-driven services. Loan facilitation and servicing fees decreased under the platform services from RMB2,393 million for the six months ended June 30, 2021 to RMB2,129 million (US$318 million) for the same period of 2022, primarily due to lower loan facilitation volume and lower average prices through the capital-light model under our platform services.

•
Financing income.   Financing income increased from RMB898 million for the six months ended June 30, 2021 to RMB1,609 million (US$240 million) for the same period of 2022, primarily due to the increase in outstanding on-balance sheet loan balance.

•
Revenue from releasing of guarantee liabilities.   Revenue from releasing of guarantee liabilities increased from RMB2,648 million for the six months ended June 30, 2021 to RMB3,075 million (US$459 million) for the same period of 2022. This increase was in line with the increase in average outstanding balance of off-balance sheet loans under credit-driven services during the period.

FINANCIAL INFORMATION

•
Referral services fees.   Referral services fees increased from RMB287 million for the six months ended June 30, 2021 to RMB383 million (US$57 million) for the same period of 2022 primarily due to the growth in facilitation volume through Intelligent Credit Engine (ICE), and partially offset by decrease in transaction volume for referral services.

Operating costs and expenses
Operating costs and expenses increased from RMB4,190 million for the six months ended June 30, 2021 to RMB6,133 million (US$916 million) for the same period of 2022, primarily due to the increase in provision for loans receivable and the increase in provision for contingent liabilities.
•
Facilitation, origination and servicing.   Facilitation, origination and servicing costs increased from RMB1,036 million for the six months ended June 30, 2021 to RMB1,171 million (US$175 million) for the same period of 2022, primarily due to the increase of collection fee of RMB88 million (US$13 million) and payment transaction cost of RMB58 million (US$9 million) as a result of the growth in loan facilitation volume and balance.

•
Sales and marketing.   Sales and marketing expenses increased substantially from RMB885 million for the six months ended June 30, 2021 to RMB1,168 million (US$174 million) for the same period of 2022, primarily due to a more proactive customer acquisition strategy focusing on higher quality users.

•
General and administrative.   General and administrative expenses decreased from RMB244 million for the six months ended June 30, 2021 to RMB216 million (US$32 million) for the same period of 2022, primarily due to lower professional service fees and our continued effort to improve operational efficiency.

•
Funding costs.   Funding costs increased from RMB162 million for the six months ended June 30, 2021 to RMB228 million (US$34 million) for the same period of 2022, mainly due to an increase in funding from ABSs and trusts.

•
Provision for loans receivable.   Provision for loans receivable increased from RMB382 million for the six months ended June 30, 2021 to RMB907 million (US$135 million) for the same period of 2022, which was primarily due to the growth in on-balance sheet loans and reflected our consistent approach in assessing provisions commensurate with the underlying loan profile.

•
Provision for financial assets receivable.   Provision for financial assets receivable increased from RMB104 million for the six months ended June 30, 2021 to RMB164 million (US$25 million) for the same period of 2022. The increase was primarily attributable to an increase in facilitation volume of off-balance sheet loans under credit-driven services and reflected our consistent approach in assessing provisions commensurate with the underlying loan profile.

•
Provision for accounts receivable and contract assets.   Provision for accounts receivable and contract assets decreased from RMB157 million for the six months ended June 30, 2021 to RMB117 million (US$17 million) for the same period of 2022, primarily attributable to the decrease in loan facilitation volume under capital-light model.

•
Provision for contingent liabilities.   Provision for contingent liabilities increased from RMB1,221 million for the six months ended June 30, 2021 to RMB2,163 million (US$323 million) for the same period of 2022, which was mainly due to an increase in facilitation volume of off-balance sheet loans under credit-driven services and reflected our consistent approach in assessing provisions commensurate with the underlying loan profile.

•
Expense on guarantee liabilities.   Expenses on guarantee liabilities was nil and nil for the six months ended June 30, 2021 and 2022.

Interest income, net
Interest income, net was RMB68 million (US$10 million) for the six months ended June 30, 2022, compared to RMB83 million for the same period of 2021, mainly due to the increase in interest on short term loans.

FINANCIAL INFORMATION

Other income, net
Other income increased from RMB51 million for the six months ended June 30, 2021 to RMB203 million (US$30 million) for the same period of 2022, mainly due to the increase of government grants.
Income tax expense
Income tax expense was RMB397 million (US$59 million) for the six months ended June 30, 2022, compared to RMB663 million for the same period of 2021. Excluding share-based compensation expense which is not tax deductible in China, the effective tax rate was 15.0% for the six months ended June 30, 2022, compared to 18.0% for the same period of 2021.
Net income
Net income was RMB2,149 million (US$321 million) for the six months ended June 30, 2022, compared to RMB2,895 million for the same period of 2021.
WORKING CAPITAL AND DISCUSSION OF CERTAIN KEY BALANCE SHEET ITEMS
The following table sets forth our current assets and current liabilities as of the dates indicated, which should be read together with our consolidated financial statements and related notes included in Appendix IA and Appendix IB to the Listing Application. In connection with the financial data as of September 30, 2022 in this section, translations of RMB into U.S. dollars were made at a rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022.

FINANCIAL INFORMATION

	As of December 31,			As of June 30,		As of September 30,
	2019	2020	2021	2022	2022	2022	2022
	RMB	RMB	RMB	RMB	US$	RMB	US$
						(Unaudited)
	(in thousands)
Current assets:
Cash and cash equivalents	2,108,123	4,418,416	6,116,360	6,965,238	1,039,883	7,219,700	1,014,929
Restricted cash	1,727,727	2,355,850	2,643,587	3,764,988	562,098	3,009,630	423,087
Short term investments	—	—	—	—	—	30,000	4,217
Security deposit prepaid to third-party guarantee companies	932,983	915,144	874,886	698,478	104,280	549,548	77,254
Funds receivable from third-party payment service providers	118,860	131,464	153,151	312,447	46,647	983,851	138,308
Accounts receivable and contract assets, net	2,332,364	2,394,528	3,097,254	3,499,385	522,444	3,109,128	437,074
Financial assets receivable, net	1,912,554	3,565,482	3,806,243	3,618,560	540,237	3,321,117	466,875
Amounts due from related parties	478,767	193,305	837,324	733,386	109,492	518,001	72,819
Loans receivable, net	9,239,565	7,500,629	9,844,481	10,850,458	1,619,931	14,002,507	1,968,441
Prepaid expenses and other assets	652,545	401,224	383,937	364,908	54,479	534,340	75,116
Total current assets	19,503,488	21,876,042	27,757,223	30,807,848	4,599,491	33,277,822	4,678,120
Current liabilities:
Payable to investors of the consolidated trusts-current	4,423,717	3,117,634	2,304,518	5,224,973	780,068	6,173,089	867,799
Accrued expenses and other current liabilities	720,918	809,761	2,258,329	2,117,357	316,113	2,267,693	318,787
Amounts due to related parties	55,622	71,562	214,057	178,687	26,677	203,324	28,583
Short term loans	200,000	186,800	397,576	611,164	91,244	639,764	89,937
Guarantee liabilities-stand ready	2,212,125	4,173,497	4,818,144	4,538,963	677,649	4,385,117	616,450
Guarantee liabilities-contingent	734,730	3,543,454	3,285,081	3,320,414	495,725	3,404,333	478,574
Income tax payable	1,056,219	1,227,314	624,112	654,347	97,691	683,342	96,063
Other tax payable	263,856	254,486	241,369	177,611	26,517	186,270	26,185
Total current liabilities	9,667,187	13,384,508	14,143,186	16,823,516	2,511,684	17,942,932	2,522,378
Net current assets	9,836,301	8,491,534	13,614,037	13,984,332	2,087,807	15,334,890	2,155,742
The following table sets forth our non-current assets and non-current liabilities as of the dates indicated, which should be read together with our consolidated financial statements and related notes included in Appendix IA to the Listing Application.

FINANCIAL INFORMATION

	As of December 31,			As of June 30,
	2019	2020	2021	2022	2022
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	19,508	307,937	223,474	291,908	43,581
Financial assets receivable, net-noncurrent	59,270	645,326	597,965	683,078	101,981
Amounts due from related parties	—	—	140,851	55,136	8,231
Loans receivable, net-noncurrent	—	87,685	2,859,349	3,657,879	546,107
Property and equipment, net	17,113	19,360	24,941	20,487	3,059
Land use rights, net	—	—	1,018,908	1,008,548	150,572
Intangible assets	3,512	3,403	4,961	5,231	781
Deferred tax assets	697,348	1,398,562	834,717	1,059,963	158,248
Other non-current assets	55,362	48,990	42,606	76,030	11,351
Total non-current assets	852,113	2,511,263	5,747,772	6,858,260	1,023,911
Non-current liabilities:
Deferred tax liabilities	—	37,843	121,426	173,777	25,944
Payable to investors of the consolidated trusts – noncurrent	3,442,500	1,468,890	4,010,597	3,613,690	539,510
Other long-term liabilities	31,184	14,974	13,177	34,147	5,099
Total non-current liabilities	3,473,684	1,521,707	4,145,200	3,821,614	570,553
Non-controlling interests	1,288	512	12,746	2,722	406
TOTAL EQUITY	7,214,730	9,481,090	15,216,609	17,020,978	2,541,165
Our net assets increased from RMB7,215 million as of December 31, 2019 to RMB9,481 million as of December 31, 2020, primarily due to our net income of RMB3,496 million generated for the year ended December 31, 2020, partially offset by the recognition of the cumulative effect of approximately RMB1,430 million as a decrease to the opening balances of retained earnings as of January 1, 2020, as a result of the adoption of ASC 326 in 2020. Our net assets increased from RMB9,481 million as of December 31, 2020 to RMB15,217 million as of December 31, 2021, primarily due to our net income of RMB5,765 million generated for the year ended December 31, 2021, partially offset by the dividends distribution of RMB277 million to shareholders. Our net assets increased from RMB15,217 million as of December 31, 2021 to RMB17,021 million (US$2,541 million) as of June 30, 2022, primarily due to our net income of RMB2,149 million (US$321 million) generated for the six months ended June 30, 2022, partially offset by the dividends distributions of RMB487 million (US$73 million) to shareholders.
We had net current assets positions as of December 31, 2019, 2020 and 2021 and as of June 30, 2022. Our net current assets positions as of each of these dates were primarily attributable to our large balance of net loans receivable, cash and cash equivalents, restricted cash, net accounts receivable and contract assets and net financial assets receivable, partially offset by our current payable to investors of the consolidated trusts, our stand-ready and contingent guarantee liabilities and our income tax payable.
Our net current assets decreased from RMB9,836 million as of December 31, 2019 to RMB8,492 million as of December 31, 2020 primarily due to (i) an increase by RMB3,717 million in our total current liabilities mainly attributable to an increase by RMB1,961 million in stand-ready guarantee liabilities and an increase by RMB2,809 million in contingent guarantee liabilities, (ii) partially offset by an increase by RMB2,373 million

FINANCIAL INFORMATION

in our total current assets mainly attributable to an increase by RMB2,310 million in cash and cash equivalents, an increase by RMB1,653 million in net financial assets receivable and an increase by RMB628 million in restricted cash, which were partially offset by a decrease by RMB1,739 million in net loans receivable.
Our net current assets increased from RMB8,492 million as of December 31, 2020 to RMB13,614 million as of December 31, 2021 primarily due to (i) an increase by RMB5,881 million in our total current assets mainly attributable to an increase by RMB1,698 million in cash and cash equivalents, an increase by RMB2,344 million in net loans receivable, an increase by RMB703 million in net accounts receivable and contract assets, an increase by RMB644 million in amounts due from related parties, an increase by RMB288 million in restricted cash and an increase by RMB241 million in net financial assets receivable, (ii) partially offset by an increase by RMB759 million in our total current liabilities mainly attributable to RMB1,449 million in accrued expenses and other current liabilities and an increase by RMB645 million in stand-ready guarantee liabilities, which were partially offset by a decrease by RMB813 million in our current payable to investors of the consolidated trusts.
Our net current assets increased from RMB13,614 million as of December 31, 2021 to RMB13,984 million (US$2,088 million) as of June 30, 2022 primarily due to (i) an increase by RMB3,051 million (US$455 million) in our total current assets mainly attributable to an increase by RMB1,121 million (US$167 million) in restricted cash and an increase by RMB1,006 million (US$150 million) in net loans receivable and (ii) partially offset by an increase by RMB2,680 million (US$400 million) in our total current liabilities, which was mainly attributable to an increase by RMB2,920 million (US$436 million) in our current payable to investors of the consolidated trusts.
For a detailed discussion on our cash position, being the balance sheet item that has material impacts on our liquidity, as well as material changes in the various working capital items, see “— Liquidity and Capital Resources.”
Cash and cash equivalents
Cash and cash equivalents consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.
Our cash and cash equivalents increased from RMB2,108 million as of December 31, 2019 to RMB4,418 million as of December 31, 2020, and to RMB6,116 million as of December 31, 2021, and further to RMB6,965 million (US$1,040 million) as of June 30, 2022, due to an increase in cash inflow from operating activities.
Restricted cash
Restricted cash mainly represents security deposits related to our loan facilitation services and cash held by our consolidated trusts and asset management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreements. The trusts have a maximum operating period of two years. The cash in the trusts is not available to fund our general liquidity needs.
Our restricted cash increased from RMB1,728 million as of December 31, 2019 to RMB2,356 million as of December 31, 2020, and further to RMB2,644 million as of December 31, 2021, primarily due to an increase of security deposits set aside for certain financial institution partners in case of borrowers’ defaults as a result of increased loan balance. Our restricted cash increased from RMB2,644 million as of December 31, 2021 to RMB3,765 million (US$562 million) as of June 30, 2022 primarily due to an increase of security deposits set aside for certain financial institution partners in case of borrowers’ defaults as a result of increased loan balance.
Security deposits prepaid to third-party guarantee companies
We have engaged third-party licensed guarantee companies to provide guarantee to some financial institution partners since 2019, and sometimes we prepay an amount as back-to-back guarantee to these guarantee

FINANCIAL INFORMATION

companies. Such prepayment in the deposit account under the guarantee company’s name is recorded under this account. Our security deposit prepaid to third-party guarantee companies decreased from RMB933 million as of December 31, 2019 to RMB915 million as of December 31, 2020 and further to RMB875 million as of December 31, 2021, primarily due to the decrease in outstanding balance of loans over which we cooperate with third-party licensed guarantee companies to provide guarantee to certain financial institution partners. Our security deposit prepaid to third-party guarantee companies further decreased from RMB875 million as of December 31, 2021 to RMB698 million (US$104 million) as of June 30, 2022 primarily due to the same reason.
Accounts receivable and contract assets, net
Accounts receivable arises from loans that we are entitled to full service fees for our facilitation or referral services that have been delivered regardless of whether the borrowers choose to early repay or not. Accounts receivable consists of (i) accounts receivable from loan facilitation services, (ii) accounts receivable from post facilitation services and (iii) accounts receivable from referral services. Contract assets, on the other hand, primarily arise from loans that borrowers have the option of early repayment, under which our right to receive the full amount of the stipulated total service fees is conditional on whether the borrowers repay in advance. Contract assets consist of (i) contract assets from loan facilitation services, (ii) contract assets from post facilitation services and (iii) contract assets from referral services.
We have established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporates historical experience and other factors surrounding the credit risk of specific type of borrowers. We evaluate and adjust our allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary and the related expenses are recorded as “provision for accounts receivable and contract assets.” For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, provision for accounts receivable and contract assets amounted to RMB230 million, RMB237 million, RMB324 million, RMB157 million and RMB117 million (US$17 million), respectively. As of September 30, 2022, RMB24 million (US$4 million), or 96.8% of our accounts receivable as of June 30, 2022 were subsequently settled, and RMB1,219 million (US$182 million), or 29.8% of our contract assets as of June 30, 2022 were subsequently settled and certified. We expect to settle the remaining accounts receivable with counterparties when they resume office operations along with the gradual containment of the recent resurgence of COVID-19. The subsequent settlement of contract assets is slow for the following reasons: we recognize revenue from loan facilitation service at the time a loan is facilitated between the financial institution partners and the borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Since nil amount is paid at loan inception, we record a corresponding contract asset if our right to consideration for the service fees is conditional. Such contract asset will be reduced by afterwards collection proportionately allocated to it on a monthly basis over the entire tenure of the underlying loans facilitated, which ranges from 1 to 36 months. Taking these factors into account, we believe that, during the Track Record Period and up to the Latest Practicable Date, there is no material recoverability issue for accounts receivable and contract assets and our provision for accounts receivable and contract assets is sufficient.
Accounts receivable and contract assets increased from RMB2,544 million as of December 31, 2019 to RMB2,958 million as of December 31, 2020, and to RMB3,637 million as of December 31, 2021, and further to RMB4,116 million (US$615 million) as of June 30, 2022, net of allowance of RMB192 million, RMB256 million, RMB316 million and RMB325 million (US$48 million), respectively, mainly due to the increase in our loan facilitation volume and the target contractual tenor of loans.
The table below sets forth our net accounts receivable and contract assets as of the dates indicated.

FINANCIAL INFORMATION

	As of December 31,			As of June 30,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Accounts receivable, net	2,211,103	161,098	15,066	25,080	3,744
Contract assets, net	140,769	2,541,367	3,305,662	3,766,213	562,281
Total	2,351,872	2,702,465	3,320,728	3,791,293	566,025
We treat accounts receivable, contract assets, and financial assets receivable as a whole in calculating turnover days as they represents the total fees chargeable from customers for facilitating off-balance sheet loans. Receivables of the same nature from funding partners which are related parties are recorded in “amounts due from related parties” and also included for calculating turnover days.
Turnover days for a given period equal to the average balances of such receivable and contract assets mentioned above at the beginning and the end of the period, divided by total loan facilitation and servicing fees, referral services fees and revenue from releasing of guarantee liabilities during the period, and multiplied by the number of days during the period. The following table represents the turnover days for the periods indicated.
	Year ended December 31,			Six months ended June 30,
	2019	2020	2021	2022
Turnover days from related receivables and contract assets from loan facilitation:	192	193	203	238
The increase of turnover days from related receivables and contract assets from loan facilitation from 192 to 238 during the Track Record Period is in line with the increase of tenure of loans facilitated.
The significant increase in net contract assets and the decrease in net accounts receivable in 2020 are primarily due to the shift in early repayment term for loans newly facilitated in 2020. For majority of the loans facilitated in 2020, borrowers no longer have the obligation to pay the remaining monthly service fees when the loans are early repaid or do not have to pay the excessive portion if the total fees are more than 36% of the origination principal on an annualized basis. Under this term, our right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, we record a corresponding contract asset when recognizing revenue from loan facilitation service.
Financial assets receivable, net
We recognize financial assets receivable at the inception of the off-balance sheet loans facilitated through our platform if we provide guarantee of repayments to our financial institution partners. The financial assets receivable is equal to the stand-ready guarantee liabilities recorded at fair value and we consider what premium would be required by us to issue the same guarantee service in a standalone arm’s length transaction. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from our financial institution partners.
The following table sets forth a breakdown of financial assets receivable as of the dates indicated.
	As of December 31,			As of June 30,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Financial assets receivable	2,142,627	4,601,642	4,897,854	4,821,201	719,786
Allowance for uncollectible receivables	(170,803)	(390,834)	(493,646)	(519,563)	(77,568)
Financial assets receivable, net	1,971,824	4,210,808	4,404,208	4,301,638	642,218

FINANCIAL INFORMATION

Financial assets receivable increased from RMB2,143 million as of December 31, 2019 to RMB4,602 million as of December 31, 2020, and to RMB4,898 million as of December 31, 2021, and further to RMB4,821 million (US$720 million) as of June 30, 2022, net of allowance of RMB171 million, RMB391 million, RMB494 million and RMB520 million (US$78 million), respectively, mainly reflecting trends in average outstanding balance of off-balance sheet loans under credit-driven services during the Track Record Period. As of September 30, 2022, RMB1,369 million (US$204 million), or 28.4%, of our financial assets receivable as of June 30, 2022 was settled.
Loans receivable, net
Loans receivable represents loans on our balance sheet facilitated through our consolidated trusts, as well as loans facilitated by Fuzhou Microcredit.
The following table sets forth a breakdown of loans receivable as of the dates indicated.
	As of December 31,			As of June 30,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Loans receivable	9,591,204	8,010,081	13,652,723	15,844,979	2,365,593
Less allowance for loan losses	(351,639)	(421,767)	(948,893)	(1,336,642)	(199,555)
Loans receivable, net	9,239,565	7,588,314	12,703,830	14,508,337	2,166,038
Loans receivable decreased from RMB9,591 million as of December 31, 2019 to RMB8,010 million as of December 31, 2020, net of allowance of RMB352 million and RMB422 million, respectively, mainly due to the decrease in our outstanding on-balance sheet loans balance. Loans receivable increased from RMB8,010 million as of December 31, 2020 to RMB13,653 million as of December 31, 2021, and further to RMB15,845 million (US$2,366 million) as of June 30, 2022, net of allowance of RMB422 million, RMB949 million and RMB1,337 million (US$200 million), respectively, mainly due to the increase in our outstanding on-balance sheet loans balance. As of September 30, 2022, RMB7,545 million (US$1,126 million), or 47.6%, of our loan receivable as of June 30, 2022 was settled.
Expected credit losses
The following table sets forth the expected credit loss rates for accounts receivable and contract assets, financial assets receivable and loans receivable as of December 31, 2020 and 2021 and June 30, 2022.
	As of December 31, 2020			As of December 31, 2021			As of June 30, 2022
	Gross Carrying Amount	Allowance	Expected credit loss rate	Gross Carrying Amount	Allowance	Expected credit loss rate	Gross Carrying Amount	Allowance	Expected credit loss rate
	RMB	RMB	%	RMB	RMB	%	RMB	RMB	%
	(in thousands, except for percentages)
Financial assets receivable	4,601,642	(390,834)	8.5	4,897,854	(493,646)	10.1	4,821,201	(519,563)	10.8
Accounts receivable and contract assets	2,958,292	(255,827)	8.6	3,636,640	(315,912)	8.7	4,116,006	(324,713)	8
Loans receivable	8,010,081	(421,767)	5.3	13,652,723	(948,893)	7.0	15,844,979	(1,336,642)	8
Intangible assets
Intangible assets include purchased software and others.

FINANCIAL INFORMATION

Our intangible assets decreased from RMB4 million as of December 31, 2019 to RMB3 million as of December 31, 2020 primarily due to the effect of amortization. Our intangible assets increased from RMB3 million as of December 31, 2020 to RMB5 million as of December 31, 2021 primarily due to the increase in purchase of software for daily operations. Our intangible assets remained approximately the same as of June 30, 2022.
Land use rights, net
Land use rights represent lease prepayments to the local government authorities and are recorded at cost less accumulated amortization.
In March 2021, our consolidated subsidiary, 360 Changfeng obtained the land use rights from local authorities to develop and build the regional headquarters and the affiliated industrial park for our future operations. As of June 30, 2022, a total of RMB1.0 billion were contributed by its shareholders to acquire the land use rights, of which RMB0.7 billion was funded by Shanghai Qiyu.
Payable to investors of the consolidated trusts
Some financial institution partners require us to disburse loans indirectly to borrowers through our consolidated trusts. Payable to investors of the consolidated trusts without recourse to us represents the investment returns these financial institution partners require to be paid.
Payable to investors of the consolidated trusts decreased from RMB7,866 million as of December 31, 2019 to RMB4,587 million as of December 31, 2020, mainly due to the fact that a part of our consolidated trusts expired. Payable to investors of the consolidated trusts increased from RMB4,587 million as of December 31, 2020 to RMB6,315 million as of December 31, 2021, and further to RMB8,839 million (US$1,320 million) as of June 30, 2022, mainly due to the increase in our on-balance sheet loan volume.
Guarantee liabilities-stand ready
We recognize a stand-ready guarantee liability at the inception of an off-balance sheet loan for which we provide guarantee services. Stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee.
Guarantee liabilities-stand ready increased from RMB2,212 million as of December 31, 2019 to RMB4,173 million as of December 31, 2020, primarily due to an increase of RMB6,921 million as provision for new loans facilitated, which was partially offset by a decrease of RMB4,896 million as such guarantee liabilities were released into revenue in accordance with the accounting standard ASC326. Our guarantee liabilities-stand ready increased from RMB4,173 million as of December 31, 2020 to RMB4,818 million as of December 31, 2021 primarily due to an increase of RMB6,626 million as provision for new loans facilitated, which was partially offset by a decrease of RMB5,982 million as such guarantee liabilities were released into revenue in accordance with the accounting standard. Our guarantee liabilities-stand ready decreased from RMB4,818 million as of December 31, 2021 to RMB4,539 million (US$678 million) as of June 30, 2022, primarily due to a decrease of RMB3,298 million as such guarantee liabilities were released into revenue in accordance with the accounting standard, which was partially offset by an increase of RMB3,019 million as provision for new loans facilitated.
Guarantee liabilities-contingent
After the adoption of ASC 326 on January 1, 2020, at the inception of an off-balance sheet loan, we also recognize a separate contingent guarantee liability with an allowance for credit losses following the CECL model. The contingent guarantee is reduced by the payouts made by us to compensate the financial institutions upon borrowers’ default. Allowance for credit losses under CECL model was included in “provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out.

FINANCIAL INFORMATION

Prior to the adoption of ASC 326, we only recognize a stand-ready guarantee liability at loan inception. Subsequently, we evaluate and adjust the probable loss in excess of stand-ready liability related to our guarantee service due to the re-measurement of the expected default rates of the underlying outstanding off-balance-sheet loans and incur expenses on guarantee liabilities only if we believe the previous evaluation of the liabilities is not sufficient based on the situation at the time we record such expenses. Guarantee liabilities-contingent increased from RMB735 million as of December 31, 2019 to RMB3,543 million as of December 31, 2020, mainly due to our adoption of a new accounting standard ASC 326, Financial Instruments — Credit Losses under U.S. GAAP in 2020, which requires us to record financial guarantee on a gross basis. As a result, we recognize both a stand-ready liability and a contingent guarantee liability with an allowance for credit losses at inception of the guarantee. Guarantee liabilities-contingent decreased from RMB3,543 million as of December 31, 2020 to RMB3,285 million as of December 31, 2021, mainly due to the decrease in our outstanding off-balance sheet loans balance in 2021. Guarantee liabilities-contingent increased slightly from RMB3,285 million as of December 31, 2021 to RMB3,320 million (US$496 million) as of June 30, 2022, mainly because the increase in our outstanding off-balance sheet loans balance.
LIQUIDITY AND CAPITAL RESOURCES
We have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2019, 2020, 2021 and June 30, 2022, we had cash and cash equivalents and restricted cash of RMB3.8 billion, RMB6.8 billion, RMB8.8 billion and RMB10.7 billion (US$1.6 billion), respectively. Our cash and cash equivalents primarily consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.
The following table sets forth a summary of our cash flows for the periods indicated:
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	2,973,075	5,325,810	5,789,700	2,001,639	2,537,911	378,900
Net cash (used in)/provided by investing activities	(8,860,441)	892,770	(6,064,328)	(2,287,998)	(2,694,432)	(402,267)
Net cash provided by/(used in) financing activities	7,707,858	(3,282,400)	2,263,720	1,351,545	2,129,177	317,877
Net increase in cash and cash equivalents	1,822,254	2,938,416	1,985,681	1,062,434	1,970,279	294,155
Cash, cash equivalents, and restricted cash at the beginning of year	2,013,596	3,835,850	6,774,266	6,774,266	8,759,947	1,307,826
Cash, cash equivalents, and restricted cash at the end of year	3,835,850	6,774,266	8,759,947	7,836,700	10,730,226	1,601,981
Operating activities
Net cash provided by operating activities was RMB2,538 million (US$379 million) for the six months ended June 30, 2022. The difference between net cash provided by operating activities and the net income of

FINANCIAL INFORMATION

RMB2,149 million (US$321 million) mainly resulted from (i) adding back non-cash item share-based compensation of RMB99 million (US$15 million), (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB1,189 million (US$177 million) and (iii) adding back non-cash item provision for contingent liabilities of RMB2,163 million (US$323 million), partially offset by additional RMB3,197 million (US$477 million) used for working capital. The change in cash used for working capital was mainly a result of a RMB2,406 million (US$359 million) increase in guarantee liabilities. The increase of these working capital items was the result of our rapid expansion of business.
Net cash provided by operating activities was RMB2,002 million for the six months ended June 30, 2021. The difference between net cash provided by operating activities and the net income of RMB2,895 million mainly resulted from (i) adding back non-cash item share-based compensation of RMB127 million, (ii) adding back non-cash item provision for loan principal, financial assets receivables and other receivables of RMB643 million and (iii) adding back non-cash item provision for contingent liabilities of RMB1,221 million, partially offset by additional RMB2,893 million used for working capital. The change in cash used for working capital was mainly a result of a RMB1,036 million increase in land use rights and a RMB1,171 million decrease in guarantee liabilities. The increase of these working capital items was the result of our rapid expansion of business.
Investing activities
Net cash used in investing activities was RMB2,694 million (US$402 million) for the six months ended June 30, 2022, which was primarily attributable to investment in loans receivable of RMB24,708 million (US$3,689 million), partially offset by the collection of investment in loans receivable of RMB22,024 million (US$3,288 million). The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.
Net cash used in investing activities was RMB2,288 million for the six months ended June 30, 2021, which was primarily attributable to investment in loans receivable of RMB17,336 million, partially offset by the collection of investment in loans receivable of RMB15,108 million. The net outflow of loans investment mainly resulted from the growth of on-balance sheet lending.
Financing activities
Net cash provided by financing activities was RMB2,129 million (US$318 million) for the six months ended June 30, 2022, which was primarily attributable to RMB4,514 million (US$674 million) cash received from investors of the consolidated trusts, and RMB190 million (US$28 million) received from short-term loans, partially offset by cash paid to investors of the consolidated trusts of RMB2,024 million (US$302 million) and dividend paid to shareholders of RMB552 million (US$82 million).
Net cash provided by financing activities was RMB1,352 million for the six months ended June 30, 2021, which was primarily attributable to RMB3,015 million cash received from investors of the consolidated trusts, RMB344 million loan received from non-controlling interests and RMB344 million cash received from a related party for investment, partially offset by cash paid to investors of the consolidated trusts of RMB2,443 million.
CAPITAL EXPENDITURES
During the Track Record Period, our capital expenditures were mainly used for purchases of property, equipment and software. We incurred capital expenditures of RMB25.6 million, RMB15.3 million, RMB25.3 million and RMB4.5 million (US$0.6 million) in 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. Our capital expenditures for 2022 are expected to be approximately RMB41.9 million (US$6.3 million), consisting primarily of expenditures related to the expansion and enhancement of our information technology infrastructure and the construction of our new office buildings in Shanghai. We will continue to incur capital expenditures to meet the expected growth of our business.
We intend to fund our existing and future capital expenditures with our existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

FINANCIAL INFORMATION

CONTRACTUAL OBLIGATIONS
Our contractual obligations mainly represent operating lease obligations, which relate to our leases of office premises and our land use rights over the parcel of land that 360 Changfeng, acquired to construct our regional headquarters and the affiliated industrial park for our future operations. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2019, 2020, 2021 and the six months ended June 30, 2022 were RMB20.1 million, RMB29.0 million, RMB51.6 million and RMB32.1 million (US$4.8 million), respectively. Amortization expenses of land use rights for 2019, 2020, 2021 and the six months ended June 30, 2022 amounted to nil, nil, RMB17.3 million and RMB10.4 million (US$1.5 million), respectively.
Our short-term loans obligations relate to bank borrowings obtained from domestic commercial banks. Our short-term loans obligations were RMB200 million, RMB186.8 million, RMB397.6 million and RMB611.2 million (US$91.2 million) as of December 31, 2019, 2020, 2021 and June 30, 2022, respectively.
The following table sets forth our contractual obligations and short-term loans obligations as of June 30, 2022:
	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
	(RMB in thousands)
Operating Leases Obligations	75,257	38,326	36,931	—	—
Short-term Loans Obligations	611,164	611,164	—	—	—
As of September 30, 2022, we had outstanding amount of short-term loans of RMB639.8 million (US$89.9 million), of which RMB150.0 million was guaranteed by Shanghai Qibutianxia Co., Ltd. and unsecured, and the remaining short-term loans were unguaranteed and unsecured. As of the same date, we had outstanding amount of long-term mortgage loans of RMB4.2 million (US$0.6 million), which were secured by the land use right owned by Shanghai 360 Changfeng Technology, Co., Ltd. and were unguaranteed. As of September 30, 2022, we also had operating lease liabilities amounting to RMB62.0 million (US$8.7 million), certain of which were secured by the rental deposits and all of which were unguaranteed. As of the same date, we had payable to shareholder of non-controlling interests of RMB218.9 million (US$30.8 million), which was unguaranteed and unsecured.
Other than those shown above, the obligations from on-balance-sheet loans, which were unguaranteed and unsecured, and guarantees related to the loans we facilitated, we did not have any significant capital and other commitments and long-term obligations as of June 30, 2022 and September 30, 2022. For details of our indebtedness, see Unaudited Condensed Consolidated Financial Statements in Appendix IB to the Listing Application.
As of September 30, 2022 and the Latest Practicable Date, save as disclosed in Note 14 to Appendix IB of the Listing Application and guarantees related to the loans we facilitated, we did not have significant contingent liabilities.
Save as disclosed above, since the Latest Practicable Date and up to the date of this document, there has not been any material and adverse change in our indebtedness and contingent liabilities. Our Directors do not foresee any potential difficulty in obtaining bank facilities should the need arise.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Revenue recognition
Through collaborating with channel partners to direct users with credit needs to our app, we provide services through facilitation of loan transactions between borrowers and funding partners through the use of two business models. The loans facilitated under both models are with terms up to 36 months (the majority are within the terms of 1~12 months) and with principal of up to RMB500,000. Our services mainly consist of:

FINANCIAL INFORMATION

(1) performing borrower acquisition, risk assessment on the borrowers on our mobile platform and matching financial institution partners to potential qualified borrowers and facilitating the execution of loan agreements between the parties, referred to as “loan facilitation services”; and (2) providing collection and other processing services for financial institution partners over the loan term, referred to as “post-facilitation services.”
Based on the agreements entered into between our financial institution partners and borrowers, we determined that we are not the legal lender or borrower in the loan facilitation and repayment process. Accordingly, we do not record loans receivable and payable arising from the loan between financial institution partner and borrowers.
We charge service fees directly from our financial institution partners based on the contractual agreements. We cooperate with insurance companies and financing guarantee companies to provide guarantee for the loans between borrowers and financial institution partners. Under this cooperation, we charge guarantee fees from borrowers, which include insurance premiums collected on behalf of insurance companies.
For off-balance sheet loans under credit-driven services, we enjoy a fixed rate of service fees and for capital light loans, the service fee rate we are entitled to is subject to adjustment based on the actual default rate of the underlying loans.
Under the off-balance sheet loans under credit-driven services, we also provide guarantee services to our financial institution partners whereas in the event of default, the financial institution partners are entitled to receive unpaid interest and principal from us. Given that we effectively take on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for guarantee liabilities and financial assets receivable). Under the capital-light model, we either provide no guarantee or partial guarantee service. Under the partial guarantee scenario, we agree with each financial institution partner a fixed upper limit of guarantee amount that we are liable for. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion is borne by the financial institution partner.
We recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. To achieve that core principle, we apply the following steps:
Step 1: Identify the contract (s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation
We determine that both financial institution partners and borrowers are our customers because they both receive services provided by us pursuant to the contractual terms among us, borrowers and financial institution partners. For each loan facilitated on the platform, we consider the loan facilitation service, post-facilitation service and guarantee service (not applicable for arrangements where we do not provide any guarantee service) as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from guarantee services is recognized once we are released from the underlying risk. Starting from 2020, we recognized the stand-ready guarantee liability at the inception of each loan, and it was amortized to “revenue from releasing of guarantee liabilities” over the term of the guarantee (see accounting policy for Guarantee liabilities and financial assets receivable).
While the post-facilitation service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-facilitation service are two separate performance obligations under ASC 606, as these two

FINANCIAL INFORMATION

deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.
We determine the total transaction price to be the service fees chargeable from borrowers or financial institution partners. Our transaction price includes variable consideration in the form of prepayment risk of the borrowers and service fee allocation rate under capital light model under certain agreements. We estimate the prepayment risk of borrowers using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The service fee allocated to us under capital light model would be fluctuated along with the actual default rate of the loans facilitated. We use the service fee allocation rate applicable to the estimated default rate of the underlying loans. The estimate of prepayment risk of borrowers is subject to changes in our estimate of borrowers’ future repayment pattern. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. Further, if the default rate of underlying loans decreases beyond a certain level, the service fee rates enjoyed by us so as the total transaction price would increase than initially expected and vice versa. The transaction price is allocated amongst the guarantee service, if any, and the other two performance obligations.
We first allocate the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post-facilitation services using their relative standalone selling prices consistent with the guidance in ASC 606. We do not have observable standalone selling price information for the loan facilitation services or post-facilitation services because we do not provide loan facilitation services or post-facilitation services on a standalone basis. There is no direct observable standalone selling price for similar services in the market reasonably available to us. As a result, the estimation of standalone selling price involves significant judgment. We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-facilitation services as the basis of revenue allocation. In estimating our standalone selling price for the loan facilitation services and post-facilitation services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.
For each type of service, we recognize revenue when (or as) we satisfy the service/performance obligation by transferring the promised service (that is, an asset) to customers. Revenues from loan facilitation services are recognized at the time a loan is facilitated between financial institution partners and borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Revenues from post-facilitation services are recognized on a straight-line basis over the term of the underlying loans as the post-facilitation services are a series of distinct services that are substantially the same and that have the same pattern of transfer to financial institution partners. Revenues from guarantee services are recognized through performance of the guarantees (by making payment for defaults) or at the expiry of the guarantee term. Starting from 2020, we recognized the stand-ready guarantee liability at the inception of each loan, and it was amortized to “revenue from releasing of guarantee liabilities” over the term of the guarantee.
For loans facilitated through our consolidated trusts and Fuzhou Microcredit in which we recognize the loans on the balance sheet, we recognized revenue under ‘financing income’ the fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method.
Allowance for credit losses
On January 1, 2020, we adopted ASC 326, Financial Instruments — Credit Losses, which requires recognition of allowances upon facilitation or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss, or the “CECL” model).
Financial assets subject to the CECL model mainly include loans receivable, accounts receivable, contract assets and financial assets receivable. Allowances for these financial assets are driven by estimated default rate of underlying loans. We do not assign internal risk ratings to loans facilitated as they are of small balance and

FINANCIAL INFORMATION

homogeneous. We estimate the default rate based on historical net default rate of loans on a pool basis grouped by vintage of facilitation. Internal and external correlation factors, such as CPI, money supply and delinquent loan collection rate are identified based on regular review of historical data and updated on a timely basis once we become aware of any new patterns. Future trend of the abovementioned correlation factors are then fed into our model to predict default rate for each loan portfolios. For external factors, we use projections commonly used within the industry. For internal factors, we make projections based on historical data adjusted by our current risk and business strategies which we think could have potential impacts into the future periods. We monitor the delinquency status by vintage of facilitation and write off delinquent loans timely when the loans become uncollectible. Other than that, there are no specific credit quality indicators that we use to estimate the default rate of the loan portfolio.
The adoption of CECL model does not change our Group’s method used to estimate loan losses. The allowance for loans receivable is calculated based on estimated default rate of loans facilitated through the consolidated trusts or Fuzhou Microcredit. The allowance for accounts receivable, contract assets, financial assets receivable and accounts receivable, contract assets and financial assets receivables from related parties is assessed in accordance with the estimated default rate of the underlying off-balance loans facilitated. Since the allowance is recorded at loan inception based on the estimated collectability over the entire loan tenure and adjusted in each subsequent reporting period based on update of relevant information, the adoption of the CECL model does not have material impact on the timing and amount of allowance recognized for these financial assets.
Other financial receivables subject to the CECL model mainly include security deposit prepaid to third-party guarantee companies, funds receivable from third-party payment service providers, other receivables from related parties and security deposits paid to insurance companies, which are of short-term and show no historical default record. We determine no allowance is needed for these receivables, except for receivables from related parties as financial institution partners, which are based on the estimated default rate of underlying loans as discussed above.
The adoption of ASC 326 also requires us to record financial guarantee on a gross basis. As such, we recognized a separate contingent guarantee liability with an allowance for credit losses following the CECL model at the inception of loans facilitated with guarantee services provided (see accounting policy for Guarantee liabilities and financial assets receivable). The allowance is an estimate of future net-payout by us upon borrowers’ default, which is ultimately based on the same estimated default rate of loans facilitated as discussed above.
Guarantee liabilities and financial assets receivable
For the loans facilitated through the loan facilitation business, we provided a guarantee service to our financial institution partners whereas in the event of default, the financial institution partners are entitled to receive unpaid interest and principal from us. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled.
From February 2018, to follow the recent regulation change, particularly Circular 141 which came into effect in December 2017, we have been switching to a guarantee company model under which third-party licensed vendors including financing guarantee companies and insurance companies directly provide guarantee services to the financial institution partners. Under the cooperation with financing guarantee companies, these guarantee companies initially reimburses the loan principal and interest to financial institution partners upon borrowers’ default. Although we do not have direct contractual obligation to the financial institution partners for defaulted principal and interest, we provide back-to-back guarantee to the licensed guarantee companies. As agreed in the back-to-back guarantee contract, we would pay the licensed guarantee companies for actual losses incurred based on defaulted principal and interest. Under the cooperation with insurance companies, our Company is obligated to provide funding in the form of security deposit with the insurance companies which is used to compensate the financial institution partners for borrowers’ default. Given that we effectively take on all of the credit risk of the borrowers, we recognize a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460.

FINANCIAL INFORMATION

Under capital light model, in the condition of no guarantee service provided, we do not take any credit risk and do not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the years ended December 31 2019, 2020, 2021 and the six months ended June 30, 2022.
At the inception of each loan, we recognize the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when we are released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When we are released from the stand ready liability upon expiration of the underlying loan, we record a corresponding amount as “Revenue from releasing of guarantee liabilities” in the consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready guarantee liabilities, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of expense on guarantee liabilities in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.
On January 1, 2020, we adopted ASC 326, Financial Instruments — Credit Losses, which requires gross accounting for guarantee liabilities. As a result, at inception of the guarantee, we will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by us to compensate the investors upon borrowers’ default. Allowance for credit losses under CECL model was included in “Provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out. In summary, we recognize the guarantee expense corresponding to the initial contingent guarantee liability at loan inception, while recognize guarantee revenue over the term of the loan. This time lag in recognizing revenue and expense under ASC326 resulted in upfront loaded expense recognition during the life cycle of the loan. For loans facilitated prior to the adoption date and still outstanding as of the adoption date, all expenses had been recognized but not all revenue had been recognized. A significant portion of guarantee revenue had been deferred to the period subsequent to the adoption date. Therefore, upon adoption, we recognized the cumulative effect of approximately RMB1.43 billion as a decrease to the opening balances of retained earnings, as of January 1, 2020, after net of tax effect.
We recognize financial assets receivable at loan inception, which is equal to the stand-ready guarantee liabilities recorded at fair value in accordance with ASC 460-10-30-2(b), and consider what premium would be required by us to issue the same guarantee service in a standalone arm’s length transaction.
The fair value recognized at loan inception is estimated using a discounted cash flow model based on expected net payouts by incorporating a markup margin. We estimate our expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fees payment from the borrowers. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the consolidated income statement. About adoption of ASC 326, see accounting policy of “Allowance for credit losses.”

FINANCIAL INFORMATION

Income taxes
Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.
Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.
In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in our consolidated statement of operations. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated and supplemental information concerning directors and senior management in the Listing Application.
OVERVIEW
The following table sets forth information regarding our Directors and senior management.
Name	Age	Position(s)	Date of appointment as director or senior manager	Year of joining our Group
Directors(1)(2)
Mr. Hongyi Zhou	52	Chairman of the Board of Directors	September 2018	2016
Mr. Haisheng Wu	40	Director and Chief Executive Officer	August 2019	2016
Mr. Alex Zuoli Xu	53	Director and Chief Financial Officer	March 2021	2019
Mr. Eric Xiaohuan Chen	41	Director	November 2019	2019
Mr. Dan Zhao	42	Director	May 2020	2020
Ms. Jiao Jiao	41	Director	November 2022	2022
Mr. Gang Xiao	47	Independent Director(3)	September 2018	2018
Mr. Yongjin Fu	51	Independent Director(3)	September 2018	2018
Mr. Andrew Y Yan	65	Independent Director(3)	July 2019	2019
Senior Management
Zhiqiang He	40	Senior Vice President	July 2020	2016
Yan Zheng	35	Chief Risk Officer	July 2020	2016

Notes:
(1)
Our Board consists of nine Directors, including three independent Directors. See “— Board Practices” for the functions and duties of our Board. Our Board is responsible for exercising other powers, functions and duties in accordance with the Articles of Association, and all applicable laws, including the Hong Kong Listing Rules.

(2)
Save as disclosed below, none of our Directors held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately preceding the date of this document and there are no family relationships among any of the Directors or executive officers of our Company. See “Major Shareholders” for disclosure of interests of the Directors and executive officers. There is no material matter relating to our Directors that needs to be brought to the attention of our shareholders and the information of our Directors disclosed in this document comply with the requirements under Rule 13.51(2) of the Hong Kong Listing Rules in all material respects.

(3)
Our independent Directors under applicable U.S. regulations are also independent non-executive Directors for the purpose of the Hong Kong Listing Rules. We have determined that Mr. Yongjin Fu qualifies as an “audit committee financial expert” under the applicable rules of the SEC and has the appropriate accounting or financial management expertise under the Hong Kong Listing Rules.

BIOGRAPHIES
Our Directors
Hongyi Zhou, aged 52, has served as our Director from our inception and in addition as our chairman of the Board since September 2018. Mr. Zhou has more than 20 years of managerial and operational experience in China’s internet industry. Mr. Zhou co-founded the Qihoo 360 Technology Co. Ltd., a company previously listed on New York Stock Exchange, and has served as the director of Qihoo 360 Technology Co. Ltd. from its inception to September 2021. Since February 2018, Mr. Zhou has been serving as the chairman of the board of directors of 360 Group. Mr. Zhou was also a director of Opera Limited (NASDAQ: QPRA), a

DIRECTORS AND SENIOR MANAGEMENT

multinational technology company which specializes in web browser development and fintech. Prior to founding Qihoo 360 Technology Co. Ltd., Mr. Zhou was a partner at IDG Ventures Capital. Mr. Zhou served as the chief executive officer of www.3721.com until it was acquired by Yahoo! China in January 2004 and as a non-executive director of Colour Life Services Group Co., Limited (HKEX: 1778) from May 2015 to March 2021. Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software and his master’s degree in system engineering from Xi’an Jiaotong University in 1992 and 1995, respectively.
Haisheng Wu, aged 40, served as our chief executive officer and our Director since August 2019. Before that, Mr. Wu had served as our president since our inception. Mr. Wu has also been a director of Shanghai Qibutianxia from April 2020 to April 2021. Before working on the establishment of our business, Mr. Wu worked as a product director at the 360 Group start page department from March 2011, in charge of 360 Start Page, 360kan and 360 Mobile Browser. Prior to that, Mr. Wu worked with the user product department of Baidu, Inc. (NASDAQ: BIDU; HKEX: 9888), as a product manager from July 2008. Mr. Wu received his bachelor’s degree in economics (media economics management) from Communication University of China and master’s degree in communication studies from Peking University in 2005 and 2008, respectively.
Alex Zuoli Xu, aged 53, has served as our Director since March 2021, as our chief financial officer since July 2020 and as our senior advisor since October 2019. Mr. Xu has extensive experiences in capital market, corporate finance and business management. Prior to joining us, Mr. Xu served as the Chief Financial Officer of Shenzhen Qianhai Dashu Financial Services Co., Ltd. from September 2018 and a director of Qihoo 360 Technology Co. Ltd. from September 2017 to April 2019. He was a Co-Chief Financial Officer of Qihoo 360 (NYSE: QIHU) from February 2011 to August 2016. Prior to that, Mr. Xu was a Managing Director at Cowen & Company, LLC. He also served as the Chief Financial Officer of Yeecare Holdings in 2010, and from May 2008 to March 2010, as the Chief Strategy Officer of China Finance Online Co., Ltd. Mr. Xu was a Senior Vice President at Brean Murray, Carret & Co from 2007 to 2008. He was an associate at Bank of America Securities, LLC from 2003 to 2007, and worked at investment research department of UBS AG from 2002 to 2003. Mr. Xu received his bachelor’s degree in Applied Physics from Beijing University of Posts and Telecommunications and an M.B.A. degree from Cornell University. Mr. Xu is a CFA charter holder.
Eric Xiaohuan Chen, aged 41, has served as our Director since November 2019. Mr. Chen is currently a founding partner of Twin Peaks Capital. Prior to co-founding Twin Peaks Capital, Mr. Chen served as the managing director and head of business and financial services at Fountain Vest Partners, where he has worked from 2008 to 2021. Before joining Fountain Vest Partners in 2008, Mr. Chen had worked in the investment banking department of Lehman Brothers and Citigroup since 2006. From 2004 to 2006, Mr. Chen worked with Micron Technology as an engineer. Mr. Chen received his Bachelor’s degree in electrical engineering from National University of Singapore in 2004 and his EMBA degree from China Europe International Business School in 2018.
Dan Zhao, aged 42, has served as our Director since May 2020 and is currently the vice president of 360 Group. Mr. Zhao has also been a non-executive director of 360 Ludashi Holdings Limited (HKEX: 3601) since June 2020, and a director of Beijing Huafang Technology Co., Ltd., Beijing Mijing Hefeng Technology Co., Ltd., Huafang Group Inc. and Kincheng Bank of Tianjin Co., Ltd. since August 2020, September 2020, July 2021 and February 2022, respectively. Before joining 360 Group in January 2013, Mr. Zhao served as a senior manager in Alibaba Group (NYSE: BABA; HKEX: 9988), from November 2007. From September 2006 to November 2007, Mr. Zhao worked for KPMG Huazhen LLP as an associate manager. Mr. Zhao received his bachelor’s degree in international enterprise management from the University of Shanghai for Science and Technology in 2002, and his master’s degree in international business economics from the University of Konstanz in 2004. Mr. Zhao was accredited as a certified internal auditor by The Institute of Internal Auditors in November 2008.
Jiao Jiao, aged 41, has been appointed as our Director since November 2022. Ms. Jiao has been serving as a director of 360 Group since May 2022, where she has also been serving as a vice president and the head of the legal department since September 2021. From July 2019 to August 2021, Ms. Jiao served as the general counsel of Future VIPKID Limited. Ms. Jiao served as a vice president and the head of the legal department of

DIRECTORS AND SENIOR MANAGEMENT

JD.com, Inc. (NASDAQ: JD; HKEX: 9618) from June 2014 to April 2019. Prior to that, she was a lawyer at JunHe LLP from June 2005 to May 2014. Ms. Jiao received her bachelor of laws and master of laws in 2002 and 2005, respectively, from Peking University.
Gang Xiao, aged 47, has served as our independent Director since September 2018. Mr. Xiao also serves as the general manager of Zhongcai Financial Holding Investment Ltd. since its inception. Prior to that, Mr. Xiao worked at China Financial & Economic Publishing House Accounting Branch as an editor from August 2006 to December 2010, during which he served as a deputy county mayor of Suichuan County of Jiangxi Province from December 2007 to December 2008. Prior to that, Mr. Xiao worked at the then Tianjin Government Procurement Center, which was later merged into Tianjin Public Resource Exchange Center in December 2019, from March 2000 to February 2004. Mr. Xiao received his bachelor’s degree in electronic data processing accounting from Dongbei University of Finance and Economics, his master’s degree in Chinese literature from Yanbian University and his doctoral degree in public finance from Dongbei University of Finance and Economics in 1999, 2003 and 2008, respectively.
Yongjin Fu, aged 51, has served as our independent Director since September 2018. Mr. Fu has also been the chairman of the board of directors of GH Shining Asset Management Co., Ltd. and Huarui Insurance Sales Co., Ltd since October 2021 and September 2019, respectively. In addition, Mr. Fu has worked at Guohua Life Insurance Co., Ltd. as the executive director and general manager from December 2007. From August 2003 to October 2008, Mr. Fu served as a director, the vice chairman of the board of directors and the general manager of Hubei Biocause Pharmaceutical Co., Ltd. (SZ: 000627). Prior to that, Mr. Fu worked with Haikou Agriculture & Industry & Trade (LUONIUSHAN) Co., Ltd., now known as Luoniushan Co., Ltd., (SZ: 000735), as the manager of the financial department, the assistant to the general manager, the deputy general manager and the vice chairman of the board of directors successively from April 1996. Mr. Fu received his bachelor’s degree in industrial management engineering, master’s degree in management science and doctoral degree in management science and engineering from Tianjin University in 1993, 1996 and 2003, respectively.
Andrew Y Yan, aged 65, has served as our independent Director since July 2019. Mr. Yan is the founding managing partner of SAIF Partners IV (“SAIF”) since 2001. Prior to joining SAIF, he was a managing director and head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds. Mr. Yan is currently an independent non-executive director of China Resources Land Limited (HKEX: 1109), and a director of ATA Creativity Global (NASDAQ: AACG). He is also a member of the Investment Committee of Peking University Education Foundation and the vice chairman of the Asset Management Association of China. In addition, Mr. Yan previously served as a director of Shenzhen Appotronics Corporation Ltd. (STAR Market of the Shanghai Stock Exchange: 688007), Shanghai Welltech Automation Co., Ltd (Shenzhen Stock Exchange: 002058), Haier Smart Home Co Ltd (Hong Kong Stock Exchange: 6690), Huize Holding Limited (NASDAQ: HUIZ) and Zhejiang Merit Interactive Network Technology Co Ltd (Shenzhen Stock Exchange: 300766). Mr. Yan also previously served as a non-executive director at Guodian Technology & Environment Group Corporation Limited, a company previously listed on the Stock Exchange (stock code: 1296) and privatized in May 2022, an independent director at TCL Corporation (Shenzhen Stock Exchange: 000100) and BlueFocus Intelligent Communications Group Co., Ltd. (Shenzhen Stock Exchange: 300058), and an independent non-executive director of China Southern Airlines Company Limited (HKEX:1055). Mr. Yan received a master of Arts degree from Princeton University in 1989, and a bachelor’s degree in engineering from the Nanjing University of Aeronautics and Astronautics, formerly known as Nanjing Aeronautic Institute, in 1982.
Zhiqiang He, aged 40, has served as our senior vice president since July 2020. Prior to that, Mr. He served as our vice president. Mr. He was the co-founder of Ningbo Siyinjia Investment Management Co. Ltd. Prior to establishing Ningbo Siyinjia Investment Management Co. Ltd., Mr. He worked in the financial industry department at McKinsey & Company from July 2013 to July 2015. Mr. He received his bachelor’s degree in thermal and power engineering and master’s degree in business administration from Tsinghua University in 2003 and 2007, respectively. Mr. He received his MBA degree from Sloan Business School of Massachusetts Institute of Technology in 2013.

DIRECTORS AND SENIOR MANAGEMENT

Yan Zheng, aged 35, has served as our chief risk officer since July 2020. Prior to that, Mr. Zheng served as our vice president from February 2017. Mr. Zheng has 13 years of experience in consumer finance risk management. Before joining us, Mr. Zheng co-founded Shenzhen Samoyed Internet Finance Service Co. Ltd. in May 2015, and was in charge of its product risk management. Prior to that, Mr. Zheng worked at the risk division of Merchants Union Consumer Finance Company Limited from April to May 2015, and the risk management department at the headquarter of China Merchants Bank (SHA: 600036) from November 2014 to April 2015. Prior to that, Mr. Zheng worked at the risk management department of the Credit Card Center of China Merchants Bank from July 2008 to October 2014, primarily responsible for the credit policies of corporate businesses and credit limits. Mr. Zheng received his bachelor’s degree in quantitative economics (Chinese-foreign) from Shanghai University of Finance and Economics in 2008.
COMPENSATION
Compensation of Directors and Executive Officers
For each of the three years ended December 31, 2021, we paid an aggregate of approximately RMB12.7 million, RMB20.0 million and RMB19.3 million in cash to our Directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Directors and executive officers. Our PRC subsidiaries and Principal VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For equity-based grants to our Directors and executive officers, see “— Share Incentive Plans.”
Share Incentive Plans
As of September 30, 2022, Shares underlying options and restricted share units that have been granted and are outstanding under the 2018 Plan totaled 1,773,536, excluding awards that were forfeited or canceled after the relevant grant dates. Options and restricted share units representing 15,427,018 ordinary shares have been granted and are outstanding under the 2019 Plan, as amended, excluding awards that were forfeited or canceled after the relevant grant dates.
The following table summarizes, as of September 30, 2022, the awards granted and are outstanding under the 2018 Plan and 2019 Plan to several of our Directors and executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

DIRECTORS AND SENIOR MANAGEMENT

Name	Ordinary Shares Underlying Awards	Exercise Price	Date of Grant	Date of Expiration
(US$/Share)
Haisheng Wu	3,766,862	0.00001	May 20, 2018	May 19, 2028
	*	—	February 20, 2020	February 19, 2030
	3,520,000	—	November 20, 2020	November 19, 2030
Zhiqiang He	*	0.00001	May 20, 2018	May 19, 2028
	*	—	November 20, 2020	November 19, 2030
Yan Zheng	*	0.00001	May 20, 2018	May 19, 2028
	*	—	November 20, 2020	November 19, 2030
Alex Zuoli Xu	*	—	November 20, 2019	November 19, 2029
	*	—	November 20, 2021	November 19. 2031

Note:
*
Less than 1% of our total outstanding shares.

As of September 30, 2022, other employees as a group held outstanding options and restricted share units representing 8,903,426 Shares of our Company under the 2018 Plan and the 2019 Plan.
BOARD PRACTICES
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Mr. Zhou, Andrew Y Yan and Jiao Jiao. Mr. Zhou is the chairperson of our nominating and corporate governance committee. Andrew Y Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees.
Board Diversity
Our Company seeks to achieve board diversity through the consideration of a number of factors, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and/or length of service.
Upon the [REDACTED], the nominating and corporate governance committee will from time to time (i) discuss and agree on expected goals to ensure board diversity, and (ii) review and, where necessary, update the board diversity policy to ensure that the policy remains effective.
Our Board comprises nine Directors with a balanced mix of experiences in various sectors, including internet, media, banking and finance, consulting and investment management, including three independent Directors. The age of our Directors ranges from 40 to 64 years old. Our Directors are also of different nationalities, have diverse educational background and possess professional qualifications and skills in various industries and sectors.
In recognition of the importance of gender diversity, our Company is committed to enhancing the gender diversity of the Board. The nominating and corporate governance committee has identified one female candidate, Ms. Jiao Jiao, as a director of the Company and she has been appointed as a director of the Company in November 2022. Going forward, our Company will continue to work towards enhancing the gender diversity of the Board.

MAJOR SHAREHOLDERS

The following section sets forth updated and supplemental information concerning substantial shareholders in the Listing Application.
Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2022 by:
•
each of our Directors and executive officers; and

•
each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 312,522,703 ordinary shares as of September 30, 2022 (excluding 2,910,315 Shares that were issued to our depositary bank and reserved for future grants under our Share Incentive Plans).
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after September 30, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Ordinary Shares Beneficially Owned				% of Aggregate Voting Power†(10)	% of Aggregate Voting Power upon Removal of Weighted Voting Rights Structure (“WVR Structure”)(10)(11)	% of Aggregate Voting Power after the [REDACTED](12)
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership(9)
Directors and Executive Officers**:
Hongyi Zhou(1)	4,948,714	39,820,586	44,769,300	14.3%	75.0%	14.3%	[REDACTED]
Haisheng Wu(2)	*	—	*	*	*	*	[REDACTED]
Eric Xiaohuan Chen	*	—	*	*	*	*	[REDACTED]
Dan Zhao	—	—	—	—	—	—	[REDACTED]
Gang Xiao	—	—	—	—	—	—	[REDACTED]
Yongjin Fu	—	—	—	—	—	—	[REDACTED]
Andrew Y Yan(3)	*	—	*	*	*	*	[REDACTED]
Alex Zuoli Xu(4)	*	—	*	*	*	*	[REDACTED]
Zhiqiang He(5)	*	—	*	*	*	*	[REDACTED]
Yan Zheng(6)	*	—	*	*	*	*	[REDACTED]
Jiao Jiao	—	—	—	—	—	—	[REDACTED]
All Directors and Executive Officers as a Group	8,998,932	39,820,586	48,819,518	15.6%	75.3%	15.5%	[REDACTED]
Principal Shareholders:
Aerovane Company Limited(1)	—	39,820,586	39,820,586	12.7%	74.5%	12.7%	[REDACTED]
FountainVest China Capital Partners GP3 Ltd.(7)	23,432,634	—	23,432,634	7.5%	2.2%	7.5%	[REDACTED]
Morgan Stanley(8)	16,847,902	—	16,847,902	5.4%	1.6%	5.4%	[REDACTED]

Notes:
*
Less than 1% of our total outstanding shares.

MAJOR SHAREHOLDERS

**
Except as indicated otherwise below, the business address of our Directors and executive officers is Building 2, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

†
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)
Represents (i) 39,820,586 Class B ordinary shares held by Aerovane Company Limited, a British Virgin Islands company, which is in turn wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou, the chairman of our Board; (ii) 1,212,000 Class A ordinary shares in the form of ADSs held by Mr. Hongyi Zhou’s spouse; (iii) 1,018,192 Class A ordinary shares in the form of ADSs held by Global Pro B Limited, an entity wholly owned by Mr. Hongyi Zhou’s spouse; (iv) 434,344 Class A ordinary shares in the form of ADSs in which an affiliate of Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition) through a financial arrangement; and (v) 2,284,178 Class A ordinary shares in the form of ADSs, in which an affiliate of Mr. Hongyi Zhou had the sole voting power and the sole power to direct the disposition of such ADSs through a financial arrangement. Because of the immediate family relationship and a letter agreement between Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou or his designated entity is entitled to shared voting and dispositive power together with his children relating to the 39,820,586 Class B ordinary shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The registered address of Aerovane Company Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. For the 2,664,536 Class A ordinary shares in the form of ADSs described in clauses (ii), (iii) and (iv) of this note, although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 2,664,536 Class A ordinary shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership to these ADSs except to the extent his pecuniary interests therein. The number of the ordinary shares is as reported in a Schedule 13D/A filed by Mr. Hongyi Zhou on January 4, 2022.

(2)
Represents (i) the Class A ordinary shares in the form of ADSs collectively held by Mr. Haisheng Wu and Holy Vanguard Limited, a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Haisheng Wu, to which Mr. Wu is also the settlor, and (ii) Class A ordinary shares in the form of ADSs that Mr. Wu has the right to acquire upon the exercise of options within 60 days after September 30, 2022.

(3)
Represents the Class A ordinary shares in the form of ADSs held by Morning Star Resources Ltd. Morning Star Resources Ltd is a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Andrew Y Yan, to which Mr. Yan is also the settlor.

(4)
Represents the Class A ordinary shares in the form of ADSs held by Mr. Alex Zuoli Xu.

(5)
Represents (i) Class A ordinary shares in the form of ADSs collectively held by Mr. Zhiqiang He and True Warrior Limited (“TWL”), a British Virgin Islands company wholly owned by a trust (the “HZQ Trust”) established for the benefit of Mr. Zhiqiang He, to which Mr. He is also the settlor, and (ii) Class A ordinary shares in the form of ADSs that Mr. He has the right to acquire upon the exercise of options within 60 days after September 30, 2022. The HZQ Trust was dissolved on March 17, 2022 and the Class A ordinary shares in the form of ADSs beneficially owned by Mr. He were subsequently disposed.

(6)
Represents (i) Class A ordinary shares in the form of ADSs collectively held by Mr. Yan Zheng and Smart Defender Limited, a British Virgin Islands company wholly owned by a trust established for the benefit of Mr. Yan Zheng, to which Mr. Zheng is also the settlor, and (ii) Class A ordinary shares in the form of ADSs that Mr. Zheng has the right to acquire upon exercise of options within 60 days after September 30, 2022.

(7)
Represents 23,432,634 Class A ordinary shares in the form of 11,716,317 ADSs held by Ruby Finance Holdings Ltd. Ruby Finance Holdings Ltd., is a Cayman Islands company controlled by FountainVest China Capital Partners GP3 Ltd. The number of the Class A ordinary shares is as reported in a Schedule 13D/A jointly filed by Ruby Finance Investment Ltd., Ruby Finance Holdings Ltd. and FountainVest China Capital Partners GP3 Ltd. on January 4, 2022.

(8)
Represents 16,847,902 Class A ordinary shares in the form of ADS beneficially owned by Morgan Stanley, a company incorporated in the State of Delaware of the United States. The number of Class A ordinary shares is as reported in a Schedule 13G filed by Morgan Stanley as a parent holding company jointly with Morgan Stanley Investment Management Company, a corporation incorporated under the laws of Singapore, and Morgan Stanley Investment Funds — Asia Opportunity Fund, a corporation organized under the laws of Luxembourg, on February 11, 2022.

(9)
Represents the interests held by the Directors and executive officers in our Company, including the Class A ordinary shares in the form of ADSs that the relevant individual has the right to acquire upon the exercise of options within 60 days after September 30, 2022.

(10)
Excludes the interests in the Class A ordinary shares in the form of ADSs that the relevant individual has the right to acquire upon the exercise of options within 60 days for the purpose of calculating the voting power of the relevant members of our Company.

(11)
Illustrates the effect of the removal of WVR Structure of the Company on the aggregate voting power, as if all of the Class B ordinary shares and Class A ordinary shares had already been converted into ordinary shares on a one-for-one basis on September 30, 2022.

MAJOR SHAREHOLDERS

(12)
Illustrates the effect of the [REDACTED] on the aggregate voting power assuming the presumptions as set out in footnotes (11) and (12) above and that (i) the [REDACTED] becomes unconditional and the [REDACTED] are [REDACTED] pursuant to the [REDACTED], (ii) the [REDACTED] is not exercised and no Shares are issued under the Share Incentive Plans, and (iii) excluding the Shares issued and reserved for the future issuance upon the exercise or vesting of awards granted under our Share Incentive Plans.

To our knowledge, as of September 30, 2022, 268,022,416 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of the ADS program. As of September 30, 2022, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

The following section sets forth supplemental and updated information concerning certain regulations to which we are subject subsequent to the filing of our 2021 Form 20-F.
TRANSACTIONS WITH 360 GROUP
For the six months ended June 30, 2022, services provided by 360 Group entities were RMB96.9 million. As of June 30, 2022, RMB152.2 million was due to 360 Group entities, and RMB1.8 million was due from them.
Framework Collaboration Agreement
We have entered into a framework collaboration agreement with 360 Group in July 2018, pursuant to which:
•
Collaboration on research and development.   We will collaborate in depth with 360 Group on research, development and application of cloud computing and artificial intelligence, as well as big data analysis and application.

•
Advertising services and traffic support.   360 Group will advertise and provide traffic support to our services through placing links which are directed to our website on its matrix of mobile applications and services, including but not limited to 360 Security Assistant, 360 Mobile Assistant, 360 Navigator, 360 Browser and 360 Search. Such services are calculated and charged to us under different formula depending on the form of advertisements with reference to prevailing market prices, and shall be specified in the underlying services agreements.

•
Trademark licensing.   Pursuant to the framework collaboration agreement, 360 Group will license certain trademarks owned by 360 Group and relevant to our businesses to us for our exclusive or non-exclusive use in China (including Hong Kong, Macao Special Administrative Region and Taiwan) for the period of the framework collaboration agreement. In addition, our Group entered into a trademark licensing agreement with 360 Group in July 2021 (the “Trademark Licensing Agreement”) to govern the license of certain trademarks by 360 Group to our Group that are either registered or for which registration applications have been filed for fixed fees as agreed between the parties. The license period shall commence on July 1, 2021 and continue in effect until December 31, 2022, subject to an automatic extension of one year if no objection is raised three months prior to the termination date.

Pursuant to the framework collaboration agreement, 360 Group undertakes that it and its related parties (other than our Group) will not conduct loan facilitation services that directly or indirectly compete with us.
In addition, 360 Group agrees that price terms of licensing as well as advertising and promotion it charges to us will be the most favorable within its business partners based on fair market price.
The framework collaboration agreement will remain effective for five years and will be automatically extended for one year thereafter unless 360 Group or we decide to terminate the collaboration.
TRANSACTIONS WITH OTHER RELATED PARTIES
Transactions with Shanghai Qibutianxia
Shanghai Qibutianxia and its subsidiaries are related parties to us, as Shanghai Qibutianxia is an affiliate of Mr. Hongyi Zhou, the chairman of our Board.
We transacted with Shanghai Qibutianxia and its subsidiaries during the fiscal years 2019, 2020 and 2021, and the six months ended June 30, 2022, including receiving loans from Shanghai Qibutianxia, allocating expenses for certain corporate functions historically provided by Shanghai Qibutianxia, and providing borrower referral services to Beijing Qicaitianxia Technology Co., Ltd.
The following table sets forth the transaction amounts for the transactions between Shanghai Qibutianxia and us for the periods presented.

RELATED PARTY TRANSACTIONS

Transaction amounts
(RMB)
For services provided by Shanghai Qibutianxia and its subsidiaries to us	2019: 25.9 million 2020: 29.3 million 2021: 354.7 million 2022 6M: 221.4 million
For services provided by us to Shanghai Qibutianxia and its subsidiaries	2019: 929.8 million 2020: 126.0 million 2021: 1.4 million 2022 6M: nil
Amounts due from Shanghai Qibutianxia and its subsidiaries to us	2019: 405.5 million 2020: 6.6 million 2021: 0.2 million 2022 6M: 0.2 million
Amounts due from us to Shanghai Qibutianxia and its subsidiaries	2019: 15.1 million 2020: 37.9 million 2021: 40.7 million 2022 6M: 16.3 million
Outstanding loan under joint back-to-back guarantee arrangement with Shanghai Qibutianxia	2019: N/A 2020: 19.3 billion 2021: 11.8 billion 2022 6M: 7.1 billion
Transactions with Jinshang Consumer Finance Co., Ltd.
Jinshang Consumer Finance Co., Ltd. (“Jinshang”) is a related party to us, as Jinshang is an affiliate of Mr. Hongyi Zhou, the chairman of our Board.
We transacted with Jinshang during the fiscal years 2019, 2020 and 2021, and the six months ended June 30, 2022 as we provide loan facilitation services and post-facilitation services to Jinshang and charge service fees. Historically, we directly collected payments from borrowers. Starting in 2018, we contractually changed our payment flow model by collecting service fee payments from Jinshang directly.
The following table sets forth the transaction amounts for the transactions between Jinshang and us for the periods presented.
Transaction amounts
(RMB)
For services provided by us to Jinshang	2019: 103.3 million
2020: 198.6 million
2021: 288.9 million
2022 6M: 99.0 million
Amounts due from Jinshang to us	2019: 50.7 million(1)
2020: 158.7 million(2)
2021: 194.1 million(3)
2022 6M: 201.0 million(4)

RELATED PARTY TRANSACTIONS

Notes:
(1)
Among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB32.5 million, net of allowance of RMB18.8 million.

(2)
Among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB66.0 million, net of allowance of RMB6.3 million.

(3)
Among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB135.4 million, net of allowance of RMB15.7 million.

(4)
Among which the amounts due from Jinshang related to loan facilitation and post-facilitation services were RMB117.9 million, net of allowance of RMB17.1 million.

Transactions with Kincheng Bank of Tianjin Co., Ltd.
Kincheng Bank of Tianjin Co., Ltd. (“Kincheng Bank”) is a related party to us, as Kincheng Bank is an affiliate of Mr. Hongyi Zhou, the chairman of our Board.
We transacted with Kincheng Bank during the fiscal years 2020 and 2021, and the six months ended June 30, 2022 as we provide loan facilitation services and post-facilitation services to Kincheng Bank and charge service fees.
The following table sets forth the transaction amounts for the transactions between Kincheng Bank and us for the periods presented.
Transaction amounts
(RMB)
For services provided by us to Kincheng Bank	2020: 15.7 million
2021: 1,880.5 million
2022 6M: 685.7 million
Amounts due from Kincheng Bank to us	2020: 13.5 million(1)
2021: 771.3 million(2)
2022 6M: 572.3 million(3)

Notes:
(1)
Loan facilitation and post-facilitation services was RMB15.1 million, net of allowance of RMB1.1 million.

(2)
Loan facilitation and post-facilitation services of RMB823.6 million, net of allowance of RMB106.3 million.

(3)
Loan facilitation and post-facilitation services of RMB490.2 million, net of allowance of RMB108.1 million.

*
We have held bank deposit with Kincheng Bank, which amounted to RMB320 million as of December 31, 2021.

REGULATORY OVERVIEW

The following section sets forth supplemental and updated information concerning certain regulations to which we are subject subsequent to the filing of our 2021 Form 20-F.
REGULATIONS ON FOREIGN INVESTMENT RESTRICTIONS
Regulations on value-added telecommunications services
The Telecommunications Regulations of the PRC issued by the PRC State Council in September 2000, as amended in February 2016, set out a regulatory framework for telecommunications service providers in the PRC. Under these regulations, telecommunications service providers are required to procure operating licenses for basic telecommunications services and licenses for value-added telecommunications services, or individually, a VATS license. In July 2017, the MIIT, issued the Administrative Measures for the Telecommunications Business Operating Permit which took effect in September 2017 and invalidated the prior telecommunications permit measures issued in 2009. The Administrative Measures for the Telecommunications Business Operating Permit regulate that a commercial operator of value-added telecommunications services must first obtain the VATS license and conduct its business in accordance with the specifications listed in the VATS license, thereby providing more detailed requirements and procedures for the value-added telecommunications services industry. In September 2000, the PRC State Council promulgated the Administrative Measures on Internet Information Services, which was amended in January 2011 and effective immediately. The Administrative Measures on Internet Information Services define “internet information services” as the services providing information through the internet to online users and further divide such services into “commercial internet information services” and “non-commercial internet information services.” ICP is considered as a sub-set of value-added telecommunications business. In accordance with the Administrative Measures on Internet Information Services, commercial internet information services operators must obtain a VATS license with the business scope of Internet information service, namely, the Internet Content Provider License, or the ICP License, from competent government authorities before engaging in any commercial internet information services business in the PRC.
The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, issued by the PRC State Council in December 2001 and amended in September 2008, February 2016 and March 2022, respectively, and the Circular on Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (Operating E-commerce) issued by the MIIT on June 19, 2015, clarify that foreign-invested value-added telecommunications enterprises may only be Sino-foreign equity joint ventures, whose foreign equity ownership may not exceed 50%, except for online data processing and transaction processing businesses (operating e-commerce businesses) which may be wholly owned by foreign investors. Historically, foreign investors having equity ownership in those foreign-invested value-added telecommunications enterprises are required to have a good track record and operational experience in value-added telecommunications businesses. On March 29, 2022, the State Council promulgated the Decision of the State Council on Amending or Abolishing Certain Administrative Regulations, effective on May 1, 2022, which stipulate that the requirements of the aforementioned operational experience and good track record on foreign investors of a value-added telecommunications service provider are no longer required.
Additionally, in July 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Businesses, which stipulates that foreign investors can only operate telecommunications businesses in China through telecommunications enterprises with valid telecommunications business operation licenses and prohibits a domestic company that holds a VATS license from leasing, transferring or selling such license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities to foreign investors that conduct a value-added telecommunications business illegally in China.
We provide Credit-Tech services for which a VATS license is required through Shanghai Qiyu, one of our VIEs, which obtained its ICP license, a type of VATS license, in April 2021.

REGULATORY OVERVIEW

REGULATIONS ON ONLINE FINANCE SERVICES INDUSTRY
Regulations on private lending
According to the PRC Civil Code, promulgated in May 2020 and effective on January 1, 2021, the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations. The PRC Civil Code also provides that the interest on a loan shall not be deducted from the principal in advance, and if the interest is deducted from the principal in advance, the loan shall be repaid and the interest shall be calculated according to the actual amount of loan provided.
In August 2015, Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretation, was issued by the Supreme People’s Court and took effect in September 2015. The Private Lending Judicial Interpretation, as most recently revised on December 29, 2020, defines private lending as financing between and among individuals, legal entities and other organizations. The Private Lending Judicial Interpretation establishes that private lending contracts are to be upheld as valid in the absence of (i) relending of funds to a borrower who knew or should have known that the funds were fraudulently obtained from a financial institution; (ii) relending of funds to a borrower who knew or should have known that the funds were borrowed from other enterprises or raised by the company’s employees; (iii) lending of funds to a borrower wherein the investor knew or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (iv) violations of public orders or good morals; or (v) violations of mandatory provisions of laws or administrative regulations. In addition, pursuant to the Private Lending Judicial Interpretation, lending agreements between private lenders and borrowers with annual interest rates below 24% are valid and enforceable. As to the loans with annual interest rates between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender voluntarily, and so long as such payments have not damaged the interest of the state, the community and any third party, the People’s Court will turn down the borrower’s request to demand the return of the excess interest payments. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the People’s Court will support such requests.
In addition, on August 4, 2017, the Supreme People’s Court issued the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, which provides that (i) the claim of the borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is obviously high shall be supported by the PRC courts and (ii) in the context of internet finance disputes, if the online lending information intermediaries and the lender evade the maximum interest rate protected under the law by charging an intermediary fee, the lender’s claim shall be held as invalid.
On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues the Application of Law in the Trial of Private Lending Cases, or the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended several provisions of the 2015 Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the People’s Court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center, an institution authorized by the PBOC, on the 20th of each month since August 20, 2019. According to the Judicial Interpretation Amendment, the upper limits of interest rates of 24% and 36% provided in the 2015 Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the excess of the aggregate amount over the Quadruple LPR Limit shall not be supported by the People’s Court. The Judicial Interpretation Amendment applies to new first-instance cases of private lending disputes received by the People’s Court after the implementation of

REGULATORY OVERVIEW

the Judicial Interpretation Amendment on August 20, 2020. If the lending activity occurred before August 20, 2019, the upper limit of the protected interest rate equals four times of the one-year Loan Prime Rate at the time of the plaintiff’s filing of lawsuit.
On December 29, 2020, the Supreme People’s Court issued the Supreme People’s Court Reply, which clarified that seven types of local financial organizations, including micro-lending companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are financial institutions established upon approval by financial regulatory authorities. The Judicial Interpretation Amendment is not applicable to disputes arising from foregoing organizations’ engagements in relevant financial service businesses.
Although the Judicial Interpretation Amendment and the Supreme People’s Court Reply Concerning the Scope of Application of the New Judicial Interpretation on Private Lending provide that they do not apply to licensed financial institutions including micro-lending companies that conduct loan and Credit-Tech businesses, there are uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to it pursuant to under Circular 141 or in certain circumstances, the basis of the formula used to determine the interest rate limit, the scope of inclusion of related fees and insurance premiums and inconsistencies in the standard applied and enforcement actions taken by different PRC courts.
We conduct loan facilitation services through our Credit-Tech platform. We charge service fees from financial institution partners for loans funded by them, and charge borrowers interest fees through Fuzhou Microcredit, which is a subsidiary of our VIEs and is licensed to conduct micro-lending business in China, for loans funded by it. Our financial institution partners and Fuzhou Microcredit are permitted to charge interests for the loans they fund pursuant to relevant PRC laws and regulations.
Regulations on illegal fund-raising
On January 26, 2021, the State Council promulgated the Regulation on the Prevention and Disposition of Illegal Fund-raising Practices which came into effect on May 1, 2021 and replaces the Measure for the Banning of Illegal Financial Institution and Illegal Financial Business Operations promulgated by PRC State Council in July 1998 and amended in 2011, and the Circular on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of PRC State Council in July 2007, which explicitly prohibits illegal public fund-raising. In accordance with the aforementioned regulations, the following description is deemed to detail the key features of illegal public fund-raising: (i) soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without the required approval, (ii) promising or guaranteeing a return of interest or profits or investment returns in cash, properties or other forms, or (iii) using a legitimate form to disguise the unlawful purpose. In December 2010, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising which was amended on March 1, 2022 and sets forth the criteria, criminal charges and the punishment on illegal fund-raising.
We operate a Credit-Tech platform to facilitate loans between borrowers and our financial institution partners, and we do not fund the loans facilitated through our platform, other than the loans funded by Fuzhou Microcredit, a subsidiary of our VIEs licensed to conduct micro-lending business in China. We do not raise funds from our financial institution partners to provide loans to borrowers.
Regulations on the business of loans facilitation
In April 2017, the P2P Online Lending Working Group issued the Notices on Cash Loans. The Notices on Cash Loans require the local branches of the P2P Online Lending Working Group to conduct a comprehensive review and inspection of the cash loan business on online lending platforms and require such platforms to take necessary improvements and remediation measures within a specific period of time to comply with the relevant requirements under the applicable PRC laws and regulations. The Notices on Cash Loans aim to eliminate

REGULATORY OVERVIEW

non-compliance in the operations of online lending platforms, including fraudulent activities, loans with excessive interest rates, and forced loan collection practices.
Circular 141 issued by the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group on December 1, 2017, introduces the regulating guidance on cash loan businesses including online micro-lending companies, P2P platforms and banking financial institutions. According to Circular 141, activities offering cash loans, which are characterized by the lack of specific consumption scenarios, designated purposes, targeted users or mortgages, are subject to inspections and rectifications to prohibit excessive borrowing and granting credits repeatedly to individual borrowers, collecting interests at abnormally high interest rates and violating privacy. Circular 141 clarifies that no organization or individual shall start a loan business without the required qualifications and approved licenses. The synthetic fund cost charged by various institutions on borrowers in the form of interest rates and other fees must comply with the requirements of private lending by the Supreme People’s Court. The loan shall not be collected through violence, intimidation or insult. Circular 141 also sets out requirements and limitations for various entities involved in internet finance services and banking financial institutions involved in cash loan operations.
Circular 141 further requires P2P lending information intermediaries not to outsource their core operations such as borrower information collection, borrower selection, credit evaluation and accounts opening. The banking financial institutions, in addition to observing the requirements set forth in the Interim Measures on Administration of Personal Loans issued by the CBRC in February 2010, shall also comply with the regulations relating to cash loans, including: (i) not extending loan funded by its own capital and funding from unqualified institutions; (ii) not outsourcing credit review and approval, risk management or other core operations in the provision of credit services to third-party collaborators; including not accepting credit enhancement services, loss-bearing commitments or other credit enhancement services provided in a disguised form by any third party that does not have relevant qualifications to provide guarantees; (iii) making sure that the third party with which it cooperates will not charge any interests or fees from borrowers; and (iv) not directly investing or investing in a disguised form in asset-backed securitization products or other products backed by cash loans, campus loans or down payment loans. In addition, according to Circular 141, all the relevant local authorities should submit the regulation plan and monthly working progress to the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group, which indicates gradual rectification for compliance with Circular 141 is allowed.
The Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Internet Loans Interim Measures, promulgated by the CBIRC, came into effect on July 12, 2020 and was amended on June 21, 2021, which apply to the institutions cooperating with commercial banks to develop internet loan businesses and their existing business models. Pursuant to the Internet Loans Interim Measures, commercial banks shall evaluate their cooperating institutions and implement processes to manage these institutions. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party agencies with records of violent collection or other illegal records to collect loans. The Internet Loans Interim Measures also provide that, except for cooperating institutions that contribute funding to the loans, commercial banks shall not completely delegate the cooperating institutions to perform core operations, such as loan disbursement, principal and interest collection, and stop payment. Pursuant to Internet Loans Interim Measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and shall bear primary responsibility for post-loan management. Regional banks that carry out Internet lending business shall mainly serve local customers, prudently conduct business across administrative regions of registration, and effectively identify and monitor the development of business across administrative regions of registration. As we operate a Credit-Tech platform and collaborate with financial institution partners in the loan lifecycle, pursuant to Internet Loans Interim Measures, we shall not participate in the independent risk management and credit approval processes for the loans funded by commercial banks. We are not involved in financial institutions’ independent credit review and approval and risk management operations. We assist in financial institutions’ post-loan management as instructed or delegated by them and the financial institutions still bear the primary responsibility, among others, in compliance with the Internet Loans Interim Measures.

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In accordance with the above measures, the Internet Loans Circular was issued and took effect on February 19, 2021, setting detailed rules on strengthening risk management of the banking financial institutions and strictly controlling cross-regional operations. Furthermore, on July 12, 2022, CBIRC issued the Notice on Strengthening the Management of Commercial Banks’ Internet Loan Business and Improving the Quality and Efficiency of Financial Services, which further requires commercial banks to: (i) effectively conduct security assessments on the cooperating institutions which provide and process personal information; (ii) strengthen loan fund management, take effective measures to monitor loan usage, ensure safety of the loan funds, and prevent cooperating institutions from intercepting, pooling, or misappropriating fund; (iii) standardize the Internet loan cooperation business with third-party institutions, and restrict or refuse to cooperate with those that are in violation of relevant regulations on Internet loans; and (iv) strengthen the protection of consumer rights and interests, strengthen the compliance management of the marketing and publicity behaviors of cooperating institutions, and clearly stipulate relevant prohibited behaviors in the cooperation agreement. The transition period for the stock business of Internet loans of commercial banks will end on June 30, 2023. During the transition period, new Internet loans businesses of commercial banks shall meet the requirements of the Internet Loans Interim Measures, the Internet Loans Circular and this Notice.
The Notice on Strengthening the Management of Commercial Banks’ Internet Loan Business and Improving the Quality and Efficiency of Financial Services mainly regulates the conducts of commercial banks. Nevertheless, we have taken and may further take measures in furtherance of our goal of maintaining compliance, including: (i) supplementing and improving the content of the cooperation agreement with relevant financial institutions at their request; and (ii) strictly implementing the relevant requirements of financial institutions partners for their security assessment and compliance management. As of the Latest Practicable Date, we have complied with the relevant requirements of financial institution partners for their security assessment and compliance management, and will keep communicating with the financial institution partners and adjust our relevant practice such as supplementing and improving the content of the cooperation agreement and internal policies at their requests in a timely manner. We believe such measures we have taken or may take will not cause an material adverse impact on the business operations and financial conditions of our Group. We will closely monitor the regulatory requirements, seek guidance from relevant regulatory authorities and take applicable measures in a timely manner to maintain our cooperation with the commercial banks and ensure compliance with relevant laws and regulations applicable to us.
In addition, we have taken various measures to comply with the Circular 141, the Internet Loans Interim Measures and other laws and regulations that are applicable to our loans facilitation business operations:
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Operation of Credit-Tech business in general.   We deploy technology solutions to help financial institutions identify the diversified needs of consumers and SMEs, effectively access prospective borrowers that are creditworthy through multi-channels, enhance credit assessment on prospective borrowers, manage credit risks and improve collection strategies and efficiency, among others. We act as a technology enabler in the credit service process between financial institution partners and borrowers. For example, through the deployment of technologies, we make recommendations of prospective borrowers’ profiles to financial institution partners and conduct preliminary credit assessment to facilitate their final risk management and credit decision making. We are not involved in financial institutions’ independent credit review and approval and risk management operations, among others.

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Guarantee practice.   We neither collected guarantee fees from our financial institution partners, nor took providing guarantees as our main business through our non-licensed subsidiaries, while historically a Consolidated Affiliated Entity that had not obtained the financing guarantee license provided guarantees or other credit enhancement services to certain financial institution partners. Under such model, the non-licensed Consolidated Affiliated Entity could be deemed as operating financing guarantee business and therefore non-compliant with Circular 141 and the Supplementary Financing Guarantee Provisions. We no longer entered into any new framework agreement since the beginning of 2019, under which we provided guarantee or other credit enhancement services to financial institution partners through the non-licensed Consolidated Affiliated Entity and have

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completely ceased such practice through the non-licensed Consolidated Affiliated Entity since September 2020. As is common in the industry according to iResearch, it took some time for us to completely rectify the historical credit enhancement model mainly because: (i) we needed time to bring proper closures to the existing businesses which were generated under the historical cooperation agreements with our financial institution partners; and (ii) our financial institution partners needed time to change the cooperation model due to their long internal process. Considering that: (i) we had not been subject to any administrative fines or penalties during the Track Record Period and up to the Latest Practicable Date due to such past practice; (ii) we have ceased such practice in September 2020 and thereafter did not provide any relevant guarantees or other credit enhancement services through the non-licensed Consolidated Affiliated Entity to our financial institution partners for loans facilitated through our platform; (iii) on July 12, 2022, our PRC Legal Adviser verbally conducted consultation with an officer in the local government authority in Shanghai who confirmed the authority is responsible for investigations and daily supervisions of the financial guarantee business and is the competent authority to provide that confirmation; our PRC Legal Adviser made the local government authority in Shanghai aware that we did not provide any guarantee or other credit enhancement services through the non-licensed Consolidated Affiliated Entity to new loans facilitated through our platform since September 2020, and was informed that we would not be imposed any fine or penalty with regard to in connection with our past practice for providing all relevant guarantees and other credit enhancement services through the non-licensed Consolidated Affiliated Entity to the new loans facilitated through our platform from the implementation of such provisions up to 2021 that may be deemed to be inconsistent with certain requirements under Circular 141 and the Supplementary Financing Guarantee Provisions; and (iv) on October 17, 2022, our PRC Legal Adviser further conducted a verbal consultation with an officer of Shanghai Financial Regulatory Bureau, who confirmed that if that local government authority in Shanghai considers not imposing any fine or penalty, the Shanghai Financial Regulatory Bureau will generally respect the conclusion of that local government authority in Shanghai, our PRC Legal Adviser is of the view that such government authority is a competent authority and the officer consulted is competent to provide the above confirmations. As advised by our PRC Legal Adviser, the risk that we would be subject to material administrative penalties by relevant authorities for such past practice in accordance with Circular 141 and the Supplementary Financing Guarantee Provisions is remote. Currently, third-party financing guarantee companies or the licensed Consolidated Affiliated Entity provides guarantee or other credit enhancement services to our financial institution partners. We engage third-party guarantee companies to provide guarantee services according to the commercial arrangements of the financial institution partners and because the relevant regulations impose a cap on the outstanding guarantee liabilities of the licensed Consolidated Affiliated Entity.
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Payment.   We have adopted a payment model and applied it to our cooperation with all financial institution partners. Under our payment model, we do not charge interests to borrowers for loans funded by our financial institution partners; instead, we charge service fees to financial institutions. In certain cases, some financial institution partners further engage us and a third-party payment system service provider to arrange payment clearance together, pursuant to which arrangement borrowers first repay to a third-party payment system and we work together with the payment system service provider to split the total repayment amount, including principal, interest and service fees, to the portions that financial institution partners and we are each entitled to. The third-party payment service providers are engaged per our financial institution partners’ request and are mainly for the purpose of general payment processing and clearance. We do not charge any interests or service fees from borrowers under our payment model for loans funded by our financial institution partners.

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Product pricing.   In accordance with the evolution of regulatory environments, we have lowered our product pricing, which is calculated based on the internal rate of return methodology. We may further adjust our product pricing from time to time as a result of changes in regulations or our business strategies. If we are unable to keep up with the evolution of regulations and maintain compliance or are deemed to price loans at a rate that exceed the regulatory limits, we could be ordered to suspend, rectify or terminate our practices or operations, subject to cancelation of qualifications, or ordered to

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relinquish the excessive portion of the interest income. If any of these occurs, our business, financial condition, results of operations and our cooperation with financial institution partners could be materially and adversely affected as a result.
As advised by our PRC Legal Adviser, up to the Latest Practicable Date, our Significant Subsidiaries in China comply with the applicable existing effective laws and regulations in all material respects. However, given that the laws and regulations governing the loan facilitation business are evolving, and substantial uncertainties exist with respect to their interpretation and implementation, we cannot assure you that our existing practices would not be challenged by governmental authorities under any existing or future rules, laws and regulations. See also “Risk Factors — Risks Relating to Our Business and Industry — We are subject to uncertainties surrounding regulations and administrative measures of the loan facilitation business. If any of our business practices are deemed to be non-compliant with applicable laws and regulations, our business, financial condition and results of operations would be adversely affected.”
If institutions violate the aforementioned provisions, the regulatory authorities may impose business suspensions, compulsory enforcements or cancelation of business qualifications, or supervise the rectifications. If the circumstances are extremely serious, the business licenses of such institutions may be revoked.
Regulations on online marketing of financial products
On December 31, 2021, the PBOC and six other departments jointly issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments), (the “Draft Online Marketing Measures”), which regulate online marketing of financial products by financial institutions or internet platform operators entrusted by such financial institutions. The Draft Online Marketing Measures prohibit third-party online platform operators from being involved in the sales process of financial products in a disguised way without the approval of financial regulatory authorities, including but not limited to interactive consultation with consumers on financial products, suitability evaluation of consumers of financial products, signing of sale contracts, transfer of funds and participation in the income sharing of financial business. Suitability evaluation of consumers of financial products means, according to the Guiding Opinions of General Office of the State Council on Strengthening the Protection of Rights and Interests of Financial Consumers promulgated on November 4, 2015, the system for evaluating the preference, cognition and tolerance of risks for consumers of financial product in order to provide financial products and services that fit such consumers. We do not conduct suitability evaluation of consumers of financial products. Instead, we utilize technologies to conduct preliminary credit assessment on prospective borrowers and match such prospective borrowers with financial institution partners. As of the Latest Practicable Date, the Draft Online Marketing Measures have not been formally adopted and it is uncertain when the final regulations will be issued and take effect, and how they will be interpreted and implemented.
As advised by our PRC Legal Adviser, considering the Draft Online Marketing Measures specifically provide that (i) third-party online platforms shall use the online marketing and publicity content reviewed and determined by financial institutions in promoting and recommending financial products to prospective borrowers, and (ii) financial institutions that entrust operators of third-party online platforms to carry out online marketing of financial products shall assume management responsibilities, the Draft Online Marketing Measures do not forbid third-party online platform operators entrusted by such financial institutions to carry out internet marketing activities of financial products. Therefore, as advised by our PRC Legal Adviser, under the Draft Online Marketing Measures, our online platform entrusted by financial institutions is allowed to conduct online marketing under our embedded financial model, intelligent marketing services or other platform services provided to financial institutions as long as (i) we are not involved in the aforementioned sale process of financial product and (ii) the operations of our online platform continue to be entrusted by financial institutions pursuant to relevant laws and regulations. Nevertheless, certain service fees we charge from financial institution partners are based on loan volume and interest rate, which may be recognized as participating in the income sharing of financial business in a disguised way. According to the Draft Online Marketing Measures, we may be required to adjust the way we charge financial institutions. If the Draft Online Marketing Measures take effect in its current form, we will consult and negotiate with our financial institution partners to make the necessary adjustments on cooperation agreements as required by the

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authorities and our financial institution partners to ensure compliance. Meanwhile, the Draft Online Marketing Measures provide a 6-month grace period from its effectiveness date for companies to make adjustments and become compliant with the provisions therein. If the Draft Online Marketing Measures are adopted in their current form, we believe the adjustment of the service fee arrangement will not have a material adverse effect on the cooperation between the financial institutions and us or our revenues.
Based on our current assessment, we are of the view that such measures we may take will not cause any adverse impact on the business operation and financial condition of our Group. In addition, since the Draft Online Marketing Measures do not prohibit third-party online platform operators entrusted by financial institutions from carrying out internet marketing activities of financial products, we are allowed to use the proceeds to conduct further online marketing and collaborate with other online platform operators to the extent permitted by the relevant laws and regulations. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with relevant laws and regulations applicable to us. See also “Risk Factors — Risks Relating to Our Business and Industry — Our access to sufficient and sustainable funding at reasonable costs cannot be assured. If we fail to maintain collaboration with our financial institution partners or to maintain sufficient capacity to facilitate loans to borrowers, our reputation, results of operations and financial condition may be materially and adversely affected.”
Regulations on micro-lending business
In May 2008, Guidance on the Pilot Establishment of Micro-Lending Companies was jointly promulgated by the CBRC and the PBOC, authorizing provincial governments to approve the establishment of micro-lending companies on a test basis. The establishment of a micro-lending company is subject to the approval of the competent government authority at the provincial level. The major sources of funds for a micro-lending company are limited to capital paid by shareholders, donated capital and capital borrowed from up to two financial institutions. Furthermore, the balance of the capital borrowed by a micro-lending company from financial institutions must not exceed 50% of the net capital of such micro-lending company. The interest rate and terms of the borrowed capital is required to be determined by the company with the banking financial institutions upon consultation, and the interest rate must be determined by using the Shanghai Inter-bank Offered Rate as the base rate. With respect to the grant of credit, micro-lending companies are required to adhere to the principle of “small sum and decentralization.” The outstanding balance of the loans granted by a micro-lending company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a micro-lending company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the PBOC. Micro-lending companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the aforementioned guidance, micro-lending companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment losses. Micro-lending companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.
Based on this guidance, many provincial governments, including that of Fujian Province, promulgated local implementing rules on the administration of micro-lending companies. In March 2012, Fujian Provincial People’s Government issued the Interim Administrative Measures on Micro-Lending Companies of Fujian, imposing the management duties upon the relevant regulatory authorities and specifies more detailed requirements on the micro-lending companies. We operate online micro-lending business through one of the subsidiaries of our VIEs, Fuzhou Microcredit, which is approved by the local government authority to conduct micro-lending business in China.
In November 2017, the Online Finance Working Group issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Micro-Lending Companies, requiring all relevant regulatory authorities of micro-lending companies to suspend the approval of the establishment of any online micro-lending companies and the approval of any micro-lending business conducted across provinces. Circular 141

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further confirms to suspend the approval of the establishment of online micro-lending companies and the approval of any micro-lending business across provinces and enhances the regulation of online micro-lending companies by stipulating that (i) the relevant regulatory authorities must suspend the approval for the establishment of any new online micro-lending companies and the conduct of offline business of any micro-lending companies across provinces (districts or cities); (ii) online micro-lending companies must not extend loans to any borrowers without income, such as students; (iii) online micro-lending companies must suspend the funding of online micro-lending with no specific consumption scenarios or specified uses of loan proceeds, and gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be specified by authorities.
On December 8, 2017, the P2P Credit Risks Rectification Working Group promulgated the Implementation Plan of Specific Rectification for Risks in Micro-Lending Companies Conducting Online Micro-Lending Business, or Circular 56. Pursuant to Circular 56, “online micro-lending” is defined as micro-lending provided through the internet by online micro-lending companies. Circular 56 emphasizes several material aspects subject to inspection and rectification, which include but not limited to (i) online micro-lending companies must be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and approved online micro-lending companies that operate in violation of any regulatory requirements must be re-examined; (ii) whether the qualification and funding source of the shareholders of online micro-lending companies are in compliance with the applicable laws and regulations; (iii) whether the “integrated actual interest” (namely, the aggregated costs of borrowing charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rates of private lending set forth in the Private Lending Judicial Interpretations and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether campus loans, or online micro-lending with no specific scenario or designated use of loan proceeds are granted; (v) with respect to the loan business conducted in collaboration with third-party institutions, whether micro-lending companies cooperate with internet platform without website filing or telecommunications business license to provide online micro lending, whether the online micro-lending companies outsource their core business (including the credit assessment and risk management), or accept any credit enhancement service provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fee from the borrowers; and (vi) whether there are any entities conducting online micro-lending business without relevant approval or license for lending business.
On September 7, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Micro-Lending Companies, or Circular 86. Circular 86 aims to regulate the operation of micro-lending companies, prevent and resolve relevant risks and promote the healthy growth of the micro-lending industry. Circular 86 provides the following requirements with respect to micro-lending companies, including. without limitation: (i) the financing balance of the micro-lending company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the micro-lending company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the micro-lending company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the micro-lending company; (iv) micro-lending companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from loans by micro-lending companies before they are released to the borrowers, and if micro-lending companies have deducted any upfront fees in violation of relevant rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) micro-lending companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online micro-lending business; and (vi) the micro-lending companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

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On November 2, 2020, the CBIRC and the PBOC published the Online Micro-Lending Draft adding new requirements on Online Micro-Lending Business. In particular, the Online Micro-Lending Draft, among other things, strengthens the legal approval, license and access conditions of online micro-lending business. Pursuant to the Online Micro-Lending Draft, to the extent a micro-lending company engages in online micro-lending business, the said business shall mainly be carried out within the provincial-level administrative region to which its place of registration belongs, and shall be not operated beyond such region without the approval of the banking regulator under the State Council. The Online Micro-Lending Draft provides the following requirements with respect to micro-lending companies that engage in online micro-lending business, including, without limitation; the registered capital of a micro-lending company which engages in online micro-lending business shall not be less than RMB1 billion and shall be paid in lump-sum in the form of cash; the registered capital of a micro-lending company which engages in online micro-lending business across provincial-level administrative regions shall not be less than RMB5 billion and shall be paid in lump-sum in the form of cash; and the capital contribution of a micro-lending company’s controlling shareholder shall not be higher than 35% of its net assets in the previous fiscal year. The Online Micro-Lending Draft also provides that the controlling shareholder of a micro-lending company which engages in online micro-lending business shall have a good financial position and be profitable consecutively in the last two fiscal years while having cumulative tax liabilities of not less than RMB12 million (as per the standard of consolidated accounting statement). In addition, according to the Online Micro-Lending Draft, an investor, its related parties and persons acting in concert shall not be the major shareholders of more than two micro-lending companies that engage in online micro-lending business across provincial level administrative regions, or hold controlling interests in more than one micro-lending company that engage in online micro-lending business across provincial-level administrative regions. Fuzhou Microcredit complies with such requirement.
Fuzhou Microcredit has obtained the approval from a competent supervising authority to operate online micro-lending business. Based on our current assessment and as advised by our PRC Legal Adviser, we are of the view that Fuzhou Microcredit and its controlling shareholder fulfill the eligibility requirements on the business operation and financial condition under the Online Micro-Lending Draft in all material aspects, including the requirement that the controlling shareholder of the micro-lending company should be in a good financial position and be profitable consecutively in the last two fiscal years while having cumulative tax payments of not less than RMB12 million, except the requirement that the capital contribution of a micro-lending company’s controlling shareholder shall not be higher than 35% of its net assets in the previous fiscal year. Currently, Fuzhou Microcredit can conduct cross-province business with its valid license. Except the requirement as mentioned above, our PRC Legal Adviser is not aware of any material legal impediments which specifically stated in the Online Micro-Lending Draft to meet the requirements to acquire an online micro-lending license under the Online Micro-Lending Draft for Fuzhou Microcredit. As of the Latest Practicable Date, the Online Micro-Lending Draft is yet to be formally promulgated and adopted and it is uncertain when the final regulations will be issued and take effect and how they will be enacted, interpreted and implemented, and there can be no assurance that the PRC regulatory authorities will ultimately take a view that is consistent with our PRC Legal Adviser. If the Online Micro-Lending Draft takes effect in its current form, Shanghai Qiyu, the controlling shareholder of Fuzhou Microcredit, can increase its net assets by capital increment and profit enhancement to meet this requirement; and Fuzhou Microcredit may need to obtain the legal approval of the banking regulator under the State Council in order to engage in online micro-lending business across provincial-level administrative regions. As of the date of this document, Fuzhou Microcredit has increased its registered capital to RMB5 billion, which has been fully paid, to meet the requirements as stated in the Online Micro-Lending Draft and would proactively apply for the license to engage in online micro-lending business across provincial-level administrative regions when the relevant rules are officially formulated. If we fail to obtain the license to engage in online micro-lending business across provincial-level administrative regions, we may not be able to obtain sufficient funding to fulfill our future growth needs. See “Risk Factors — We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.” As the regulatory regime and practice with respect to online micro-lending companies are evolving, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further

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requirements and restrictions on online micro-lending companies. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with relevant laws and regulations applicable to us. See also “Risk Factors — Risks Relating to Our Business and Industry — We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”
REGULATIONS ON FINANCING GUARANTEE
In March 2010, seven government authorities, including China Banking Regulatory Commission, or the CBRC, the Ministry of Commerce of the PRC and the MOF, promulgated the Interim Administrative Measures for Financing Guarantee Companies which require an entity or individual to obtain a prior approval from the relevant government authority before engaging in the financing guarantee business. Financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.
On August 2, 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. The Regulations on the Supervision and Administration of Financing Guarantee Companies define “financing guarantee” as a guarantee provided for the debt financing, including but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. The Regulations on the Supervision and Administration of Financing Guarantee Companies also provide that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10%, while the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party and its affiliated parties shall not exceed 15%.
On October 9, 2019, nine government authorities including the CBIRC, the NDRC and the MIIT promulgated the Supplementary Financing Guarantee Provisions, which, as advised by our PRC Legal Adviser, for the first time, explicitly require that institutions providing services of customer recommendation and credit assessment to various lending institutions, including us as a Credit-Tech company, shall not provide, directly or in a disguised form, financing guarantee services without the approvals of relevant authorities. For the companies that do not have the relevant financing guarantee licenses but engage in the financing guarantee business, the regulatory authorities shall suspend such operations and cause these companies to properly settle the existing business contracts.
On July 14, 2020, the CBIRC issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, or the Off-Site Supervision Guidelines, which took effect on September 1, 2020. The Off-Site Supervision Guidelines stipulate the guidelines for the competent regulatory authorities to continually analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and by carrying out corresponding measures. Pursuant to the Off-Site Supervision Guidelines, financing guarantee companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The Off-Site Supervision Guidelines note that the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas subject to off-site supervisions.
On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Administration (Draft for Comments), which regulate all types of local financial organizations including financing guarantee companies. Pursuant to the Regulations on Local Financial Supervision and Administration (Draft for

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Comments), local financial organizations are required to operate business within the area approved by the local financial regulatory authority, and are not allowed to conduct business across provinces in principle. The rules for cross-province business carried out by local financial organizations shall be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provincial administrative regions to maintain compliance.
Fuzhou Financing Guarantee, through which we provide guarantee services to our financial institution partners, has obtained the financing guarantee certificate granted by competent government authorities to conduct financing guarantee business in June 2018. Shanghai Financing Guarantee, through which we provide guarantee services to our financial institution partners, obtained the financing guarantee certificate granted by competent government authorities to conduct financing guarantee business in January 2019.
If the Regulations on Local Financial Supervision and Administration (Draft for Comments) were to be adopted in its current form, Fuzhou Financing Guarantee may need to obtain the legal approval of the financial regulatory department of the State Council in order to engage in Financing Guarantee business across provincial-level administrative regions. However, given the Regulations on Local Financial Supervision and Administration (Draft for Comments) have not come into effect as of the date of this document, there are uncertainties as to their interpretation, application and enforcement. We will closely monitor the legislative process, seek guidance from relevant regulatory authorities and take applicable measures in a timely manner to ensure our compliance with relevant laws and regulations applicable to us. See also “Risk Factors — Risks Relating to Our Business and Industry — We are subject to uncertainties surrounding regulations and administrative measures of micro-lending business and financing guarantee business. If any of our business practices are deemed to be non-compliant with such laws and regulations, our business, financial condition and results of operations would be adversely affected.”
REGULATIONS ON CREDIT REPORTING BUSINESS
The PRC government has adopted several regulations governing personal and enterprise credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and effective in March 2013, and the Management Rules on Credit Agencies, issued by the PBOC, in the same year.
The Regulation for the Administration of Credit Reporting Industry defines “credit reporting business” and “credit reporting agency” for the first time. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organizing, storing and processing “credit-related information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Besides, the Regulation for the Administration of Credit Reporting Industry and the Management Rules on Credit Agencies stipulate that the establishment of a credit reporting agency to engage in individual credit reporting business shall be subject to the approval of the PBOC, and the requirements for such establishment. Such requirements include: (i) the credit reporting agency’s major shareholders shall have a good reputation and do not have any record of major violation of law or non-compliance in the past three years; (ii) the credit reporting agency’s registered capital shall not be less than RMB50 million; (iii) the credit reporting agency shall have facilities, equipment, systems and measures in place for the protection of information security which comply with the provisions of the PBOC; (iv) the candidates for the credit reporting agency’s director, supervisor and senior management positions shall be familiar with laws and regulations relating to credit reporting business, shall possess the work experience and management capabilities in the credit reporting business required for performance of their duties, shall not have any record of major violation or non-compliance during the past three years, and shall have obtained the appointment qualifications approved by the PBOC; (v) the credit reporting agency shall have a proper organizational structure; (vi) the credit reporting agency shall have proper internal control systems for, among others, business operation, information security management and compliance management; (vii) the credit reporting agency’s individual credit information system shall satisfy the standard of National Information System Security Level Protection Level 2 or above; and (viii) the credit reporting agency shall satisfy any other prudential requirements of the

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PBOC. Establishment of a credit reporting agency to engage in enterprise credit reporting business shall complete filing with the responsible branch of the PBOC. To complete the filing, a company must submit to the PBOC (i) its business license; (ii) an explanation on equity structure and organization structure; (iii) a description of its scope of business, business rules and basic information on business system; and (iv) its information security and risk prevention measures. Entities engaged in individual/enterprise credit reporting business without such approval/completing filing formality may be subject to fine or criminal liabilities.
Given that the PBOC is a subordinate authority under the State Council, the Management Rules on Credit Agencies enacted by the PBOC is based on the Regulation for the Administration of Credit Reporting Industry, and further details the rules with respect to the administration for credit reporting agencies, including rules to establish, change and deregister a credit reporting agency and the rules for the daily operation of a credit reporting agency.
On September 27, 2021, the PBOC issued the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures, effective on January 1, 2022. The Credit Reporting Measures define “credit information” to include “basic information, borrowing and lending information and other relevant information collected pursuant to the law to provide services for financial and other activities for identifying and judging the credit standing of businesses and individuals, as well as analysis and evaluation formed based on the aforesaid information.” They apply to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services with credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and other services” are also subject to the Credit Reporting Measures. The Credit Reporting Measures require that whoever engages in personal credit reporting business shall obtain permit from the PBOC’s personal credit reporting agency and whoever engages in enterprise credit reporting business shall complete filing formalities pursuant to the law; and whoever engages in credit rating business shall complete filings as a credit rating agency pursuant to the law. The Credit Reporting Measures provide rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect, compile, store and process credit information by unlawful means, and must not alter original data, (ii) information user shall not abuse credit information, and the credit reporting agencies shall comply with relevant business rules when they provide credit information for credit inquiry, credit evaluation, credit rating and anti-fraud services, (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish an emergency and report system for incidents, and (iv) credit reporting agencies shall comply with related laws and regulations when providing credit information to overseas. Credit Reporting Measures provide an 18-month grace period from its effectiveness date for organizations that engage in credit reporting business to obtain the credit reporting business license and comply with its other provisions.
In addition, on July 7, 2021, the Credit Information System Bureau of PBOC further issued a notice, or the Notice Relating to Disconnecting Direct Connection, to 13 internet platforms including us, requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited.
In our service process and operation flow, we collect certain basic information and other necessary information of users for preliminary fraud detection and credit assessment, and then recommend the prospective borrowers’ profiles to and share the preliminary results of our credit assessment with our financial institution partners to facilitate their final risk management and credit decision making. Pursuant to the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection, the abovementioned operations may be deemed as operations of credit reporting business, and therefore we may be required to involve a licensed credit reporting institution to ensure compliance. To maintain compliance with the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection, we have taken various adjustment measures, and will complete such adjustments within the 18-month grace period, which began on the effectiveness date of the Credit Reporting Measures. We have entered into a collaboration agreement with a licensed credit reporting institution for the implementation of plans to ensure the flow of personal information complies with the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection. In addition,

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we have been actively communicating with regulatory authorities related to the adjustment actions and will continue to do so during the grace period. We estimate that the relevant annual costs resulting from such adjustments will account for approximately 1.4% of our facilitation, origination and servicing costs for the year ended December 31, 2021. Therefore, we believe the overall cost for the adjustments is within an acceptable range and therefore will not materially adversely affect our cooperation with financial institutions or our financial performance. In addition, for data or personal information to be shared inevitably by us to financial institution partners before the completion of such adjustments, we will strictly comply with our internal data and personal information protection policies to ensure security of such data and personal information and prevent improper use or disclosure of such data and personal information. These policies were promulgated according to the Personal Information Protection Law, Data Security Law, Cybersecurity Law and other existing applicable laws and regulations relating to privacy protection in China, the legislative purposes of which are in general different from that of the Notice Relating to Disconnecting Direct Connection. For details of the policies, see “Business — Risk Management and Internal Control — Data and technology system risk management.” As advised by our PRC Legal Adviser, such policies comply with the Personal Information Protection Law, Data Security Law, Cybersecurity Law and other existing applicable laws and regulations relating to privacy protection in the PRC in all material aspects, and the Notice Relating to Disconnecting Direct Connection, which mainly regulates the credit reporting business rather than the protection of privacy or data security, will not render the aforementioned policies of our Group non-compliant. However, given the Credit Reporting Measures and the Notice Relating to Disconnecting Direct Connection were recently promulgated, there are uncertainties as to the interpretation, application and enforcement of such measures. We will closely monitor the regulatory requirements, seek guidance from relevant regulatory authorities and take applicable measures in a timely manner to ensure our compliance with relevant laws and regulations applicable to us.
Regulations on issuances of asset-backed securities
According to the Administrative Measures on Asset Securitization of Securities Companies and Subsidiaries of Fund Management Companies and their supportive documents, Guidelines for Securities Companies and Subsidiaries of Fund Management Companies on Asset Securitization and Guidelines for Securities Companies and Subsidiaries of Fund Management Companies on Due Diligence for Asset Securitization all of which were adopted by the CSRC on November 19, 2014, asset securitization shall mean business activities of issuance of asset-backed securities paid and supported by cash flow generated by the underlying assets, and credit enhancement through structuring etc. Underlying assets broadly refer to property rights such as an enterprise’s accounts receivable, creditor’s rights under a lease, credit assets and beneficial rights to a trust, immovable property or usufruct such as infrastructure and commercial properties, and other properties or property rights recognized by the CSRC. The assets of the ABS plan shall be placed under custody of a commercial bank with the relevant business qualifications, or an asset custodian organization recognized by the CSRC. The issuer (originator) shall not encroach upon or cause damage to the underlying assets, and shall perform the following duties: (i) transfer underlying assets pursuant to the provisions of laws, administrative regulations, the company’s articles of association and the relevant agreement; (ii) cooperate with and support performance of duties by the manager, custodian and any other organization providing services for asset securitization; and (iii) any other duties agreed in the legal documents of the ABS plan. As advised by our PRC Legal Adviser, during the Track Record Period and up to the Latest Practicable Date, our issuance of ABSs had complied with the Administrative Measures on Asset Securitization of Securities Companies and Subsidiaries of Fund Management Companies and other applicable laws and regulations of CSRC in all material aspects and the securities companies, trust companies and the relevant parties that we cooperate with have requisite license as manager or custodian of the ABS plan.
REGULATIONS ON ANTI-MONOPOLY
The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008 and was amended on June 24, 2022, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020 and was amended on March 24, 2022, require that transactions which are deemed

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concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the relevant provisions of the State. The revised Anti-monopoly Law provides, among others, that business operators shall not use data, algorithms, technology, capital advantages and platform rules to exclude or limit competition, and also requires relevant government authorities to strengthen the examination of concentration of undertakings in areas related to national welfare and people’s well-being, and enhances penalties for violation of the regulations regarding concentration of undertakings.
On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which specifies that any concentration of undertakings involving variable interest entities (VIE structure) shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance.
We do not conduct any of the monopolistic practices under the Anti-Monopoly Law and the Anti-Monopoly Guidelines for the Internet Platform Economy Sector. In particular, we are not involved in any concentration of undertakings which constitute monopolistic practices and are required to be reported to the relevant authorities pursuant to the Anti-Monopoly Law or other applicable antitrust laws. We do not believe our business is in violation of the Anti-monopoly Law of the PRC, and as of the Latest Practicable Date, we had not been subject to any administrative penalties or regulatory actions in connection with anti-monopoly.
REGULATIONS ON INFORMATION SECURITY AND PRIVACY PROTECTION
In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective as of March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the specific consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information, and may only collect such information necessary for the provision of its services.
In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012, which seeks to enhance the legal protection of information security and privacy on the internet, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, which regulates the collection and use of users’ personal information in the provision of telecommunications services and internet information services in China, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.
The State Internet Information Office issued the Administrative Provisions on Mobile Internet App Information Services (the “APP Provisions”) in June 2016, effective on August 2016 and amended on June 14, 2022, to implement the regulations of the mobile app information services. The APP Provisions regulate the APP information service providers and the Internet application store service providers, while the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information respectively. The APP information service providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations provided by the APP Provisions.
In addition, the Fintech Guidelines require internet financial service providers, including Credit-Tech service providers, among other things, to improve technology security standards, and safeguard customer and

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transaction information. They also prohibit Credit-Tech service providers from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.
Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC, effective as of November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon administrative orders is subject to criminal penalty as a result of (i) any dissemination of illegal information on a large scale; (ii) any severe effect due to the leakage of customers’ information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Moreover, any individual or entity that (i) sells or provides personal information to others in a way that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal liabilities in severe situations.
The Network Security Law is formulated to maintain network security, safeguard cyberspace sovereignty, national security and public interest, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires a network operator, which includes, among others, Internet information services providers, to take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individual and organization that uses networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law reaffirms the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.
On December 29, 2017, the Information Security Technology Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration and is replaced by the 2020 Specification issued by the SAMR and the Standardization Administration jointly, which came into effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing of the personal information to the individual and obtain the requisite authorization. In addition, according to the 2020 Specification, the original personal biometric information should not, in principle, be stored and, in any event, should be stored separately from personal identity information. It further requires that the privacy policy disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information.
On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MPS, the SAMR and the MIIT jointly issued the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps. According to the Announcement, from January to December 2019, the four aforementioned authorities would conduct a nationwide crackdown on the illegal collection and use of personal information. App operators shall strictly fulfill their obligations pursuant to the Cybersecurity Law when collecting and using personal information, and shall be responsible for the security of personal information obtained and take effective measures to strengthen personal information protection. The App operators shall follow the principles of lawfulness, legitimacy and necessity, refrain from collecting personal information that is not related to the services provided; when collecting personal information, shall display the

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rules for the collection and use of personal information in an easy-to-understand, simple and clear manner, and personal information subjects shall independently choose consents; app operators shall not force users to provide authorization through the use of default setting, bundling, stopping installation and use, etc., and may not collect personal information in violation of laws and regulations or against the agreements with users. App operators are asked to provide users with the options of refusing to receive targeted pushes when app operators push news, current affairs and advertisements to targeted users.
On March 13, 2019, the SAMR and the Office of the Central Cyberspace Affairs Commission jointly issued the Announcement on Launching the Security Certification of Apps, which encourages app operators to voluntarily pass the security certification of apps, and encourages operators of search engines and app stores to clearly identify and give priority to recommending those certified Apps. On November 28, 2019, the CAC and other three authorities jointly issued the Announcement on Identification Method of App Collecting and Using Personal Information in Violation of Laws and Regulations, which provides further guidance for determining conduct that qualifies as the unlawful collection and usage of personal information via Apps.
On April 10, 2019, the MPS issued the Guide for Internet Personal Information Security Protection, which sets out the management mechanism, security technical measures and business processes for personal information security protection. This Guide is applicable to personal information holders in carrying out their security protection work during personal information life cycle processing. It is applicable to enterprises that provide services through the Internet, as well as to organizations or individuals who use a private or non-networked environment to control and process personal information.
On February 13, 2020, the PBOC issued the Personal Financial Information Protection Technical Specification, which is an industry standard, specifying the security protection requirements for all aspects of personal financial information life cycle processing, including collection, transmission, storage, use, deletion and destruction. This standard is applicable to institutions in the financial industry in the provision of financial products and services, and also provides guidance for security assessment agencies in conducting security inspections and assessments. Based on the potential impact caused by unauthorized viewing or unauthorized change of financial information, this standard classifies personal financial information into three categories of C3, C2, and C1 from high to low sensitivity, and different requirements apply to information classified under different categories.
On March 12, 2021, the CAC, MIIT, MPS and the SAMR promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021. The Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications clarify the scope of necessary information required for certain common types of mobile apps and stipulate that mobile app operators shall not deny users’ access to basic functions and services of the app in the event that the users disagree with collection of unnecessary personal information.
On June 10, 2021, the SCNPC promulgated the PRC Data Security Law of the PRC, which came into effect on September 1, 2021, or the PRC Data Security Law. The PRC Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm to national security, public interests, or legitimate rights and interests of persons or entities if such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities that may affect national security. Violation of the PRC Data Security Law may subject the relevant entities or individuals to warnings, fines, suspension of operations, revocation of permits or business licenses, or even criminal liabilities.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, which became effective on November 1, 2021. The Personal Information Protection Law stipulates certain important concepts with respect to personal information processing, including that: (i) “personal information” refers to all kinds of information relating to identified or identifiable natural persons recorded by electronic or other channel and methods, excluding information processed anonymously; (ii) “processing of personal information” includes the collection, storage, use, processing, transmission, provision, disclosure and deletion

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of personal information; and (iii) “personal information processor” refers to an organization or individual that independently determines the purpose and method of processing personal information. Except as otherwise provided in the Personal Information Protection Law, a personal information processor may only process personal information under the circumstances where the relevant individuals’ consents have been obtained or where certain contractual arrangements, employment relationships, public emergencies, performance of statutory duties or obligations or publishing of press release for public interests so require.
On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. On December 31, 2021, the CAC, the MIIT, the MPS, and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, among others, (i) implement classification and hierarchical management for algorithm-based recommendation service providers based on various criteria, (ii) require algorithm-based recommendation service providers to inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and (iii) require such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services.
On April 13, 2020, the Measures on Cybersecurity Review were issued, which took effect on June 1, 2020. They provide detailed rules regarding cyber security review, and further provide that any operator found in violation of the Measures shall be penalized in accordance with Article 65 of the Cybersecurity Law. The Measures for Cybersecurity Review (2021 Revision), which came into effect on February 15, 2022, provide that, to ensure the security of the supply chain of critical information infrastructure and safeguard national security, a cybersecurity review is required when national security has been or may be affected where critical information infrastructure operators purchase network product or service and network platform operators process data. When an operator in possession of personal information of over one million users applies for a listing abroad, it must apply to the CAC for a cybersecurity review. The Measures on Cybersecurity Review further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risks of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services; (ii) the harm caused by supply interruption of products and services to the business continuity of critical information infrastructure; (iii) security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors; (iv) information on compliance with Chinese laws, administrative regulations and departmental rules by product and service providers; (v) risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information; (vi) risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after listing on a foreign stock exchange; and (vii) other factors that may endanger critical information infrastructure security and national data security.
On July 7, 2022, the CAC published Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of the PRC, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration

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for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment.
On November 14, 2021, the CAC released the Draft Regulations on Network Data Security. These draft regulations define “data processors” as individuals or organizations that autonomously determine the purpose and the manner of data processing. The draft regulations set forth general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Pursuant to such draft regulations, a cybersecurity review will be imposed on a data processor that (i) processes personal information of one million or more users and applies for listing in a foreign country; (ii) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (iii) applies for listing in Hong Kong and may impact national security, or (iv) engages in activities or transactions that may impact national security. Moreover, under such draft regulations, data processors dealing with important data or listing offshore should carry out an annual data security assessment and data security services before January 31 of each year. Under such draft regulations, data security assessment reports for the previous year shall be submitted to the municipal-level cyberspace administration department by January 31 of the following year.
To ensure compliance with the above laws and regulations, in providing our Credit-Tech service, we collect certain personal information from our consumers and SMEs, and also are required to share the information with our financial institution partners for the purpose of facilitating credit to our borrowers. We have obtained consent from borrowers for us to collect, use and share their personal information, and have also established information security systems to protect user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to the interpretation application and enforcement of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or apps or even criminal liabilities against us by government agencies or other individuals.
While we have taken measures to protect the personal information to which we have access, our security measures could be breached, resulting in leaks of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.
OVERSEAS LISTINGS
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents faced by China-based offshore-listed companies.
On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures. The Draft Provisions and the Draft Administration Measures, if adopted in their current forms, will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to such draft rules, companies in China will be required to submit the filing with the CSRC within 3 working days after submitting listing application materials to overseas regulators, and such filing shall be completed before the companies are permitted to be listed and offering securities overseas, and overseas-listed companies with major operation

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in China will be required to file with the CSRC after the completion of securities offering in overseas capital markets. As of the Latest Practicable Date, the Draft Administration Measures have not been formally adopted.
In addition, pursuant to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing of a PRC company is prohibited under any of the following circumstances, if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. As of the Latest Practicable Date, the Draft Provisions have not been formally adopted.
On April 2, 2022, the CSRC published the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Archives Rules”), which is published for public comments. The Draft Archives Rules require that, in relation to the overseas listing activities of domestic enterprises, such domestic enterprises, as well as securities companies and securities service institutions providing relevant securities services, are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities. According to the Draft Archives Rules, if during the course of an overseas offering and listing, if a PRC company needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact, the PRC company should complete the relevant approval/filing and other regulatory procedures. However, there remain uncertainties regarding the further interpretation and implementation of the Draft Archives Rules. As of the Latest Practicable Date, the Draft Archives Rules has not been formally adopted.

SHARE CAPITAL

The following section sets forth supplemental and updated information concerning certain regulations to which we are subject subsequent to the filing of our 2021 Form 20-F.
OUR VOTING STRUCTURE BEFORE AND AFTER THE [REDACTED]
Under our current weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on all matters that require a shareholder’s vote. As of the Latest Practicable Date, all Class B ordinary Shares were held by Aerovane Company Limited. For further details on the ownership of Aerovane Company Limited, see section headed “Major Shareholders.”
Upon the [REDACTED], all the Class B ordinary shares held by Aerovane Company Limited shall be converted into Class A ordinary shares on a one-for-one basis pursuant to the conversion notice [delivered] by Aerovane Company Limited to the Company which will take effect upon [REDACTED]. Subsequently, no issued and outstanding Class B ordinary shares of the Company shall be subsisting upon [REDACTED].
At the First GM, we will put forth for voting certain changes to the Articles of Association of our Company which include, amongst others, the unwinding of the weighted voting rights structure of the Company through the removal of all references to the Class B ordinary shares in the Articles of Association. Subsequently, all the issued Shares of our Company will entitle their holders to one vote per Share at a general meeting of our Company.
DEFENSE MECHANISM AGAINST HOSTILE TAKEOVERS
We have implemented a defense mechanism to impede hostile takeovers through a rights agreement. On June 9, 2022, our Board declared a dividend of a right purchase to one Share (or any other share resulting from successive changes or reclassifications of the Shares) (a “Right”) for each of our ordinary shares outstanding at the close of business on June 17, 2022, pursuant to a rights agreement.
Under the rights agreement, all outstanding ordinary shares of our Company at the close of business on June 17, 2022 have attached Rights. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all ordinary shares, including any [REDACTED] to be [REDACTED] in this [REDACTED], will have attached Rights. The Right will become exercisable if a person or a group of affiliated or associated persons (i) acquires or obtains the right to acquire (subject to certain exceptions) beneficial ownership of 10% of the outstanding ordinary shares of the Company (such person or group, an “Acquiring Person”) or (ii) commences a tender offer or exchange offer that would result in such person or group becoming an Acquiring Person. When exercisable, each Right will entitle the registered holder, except the Acquiring Person, to purchase from us a number of Shares (or any other share resulting from successive changes or reclassifications of the Shares), for the price of US$36.00 (the “Purchase Price”), having a then-current market value of twice the Purchase Price, subject to adjustment. Rights issued to, or held by, any person or group who is, was, or becomes an Acquiring Person, whether currently held by or on behalf of such person or group or by any subsequent holder, will become null and void. As a result, the Acquiring Person (and the shareholders who choose not to exercise the Rights) will be greatly diluted if most of other existing shareholders choose to exercise the Rights, and other existing shareholders who exercise the Rights will not be diluted, thereby effectively reducing the risk of a potential hostile takeover. In the event that a person or a group of affiliated or associated persons becomes an Acquiring Person and (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the ordinary shares of the Company are changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each Right (other than Rights held by the Acquiring Person) may thereafter entitle the holder of such Right to receive, upon exercise of the Right at the Purchase Price, ordinary shares (or capital stock, as applicable) of the acquiring company having a value equal to two times the Purchase Price of the Right.

SHARE CAPITAL

We believe that this mechanism is beneficial to our Company as it encourages anyone seeking to acquire our Company to negotiate with our Board prior to attempting a takeover, thereby ensuring the continuity of our visionary management and strategies, minimizing potential business disruption, and enabling our Board to make more informed decisions for the benefit of our shareholders.
Under the rights agreement, certain person, group of affiliated or associated persons are exempted from becoming an Acquiring Person if they acquire or obtain the rights to acquire beneficial ownership of more than 10% of the total outstanding ordinary shares of the Company (the “Exempt Person”). Such Exempt Person include (i) the Company and any subsidiary of the Company, (ii) any employee benefit plan of the Company or of any subsidiary of the Company or any person organized, appointed or established by the Company and holding ordinary shares for or pursuant to the terms of any such employee benefit or compensation plan, and (iii) Mr. Zhou, his family members as defined under the Nasdaq rules, the entities controlled by Mr. Zhou or any of his family members and any of their Affiliates.
Our rights agreement has a term of five years from its effective date and is subject to early termination or extension by our Board.